UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

Registration Form – 2016 – CPFL Energia S.A.	Version: 1

Summary

Registration data

1. General information	2
2. Address	3
3. Securities	4
4. Auditor information	5
5. Share register	6
6. Investor relations officer	7
7. Shareholders’ department	8

1

Registration Form – 2016 – CPFL Energia S.A.	Version: 1

a)     General information

Company name:	CPFL ENERGIA S.A.
Date of adoption of company name:	08/06/2002
Type:	publicly-held Corporation
Previous company name:	Draft II Participações S.A
Date of incorporation:	03/20/1998
CNPJ (Corporate Taxpayer ID):	02.429.144/0001-93
CVM code:	1866-0
CVM registration date:	05/18/2000
CVM registration status:	Active
Status starting date:	05/18/2000
Country:	Brazil
Country in which the securities
are held in custody:	Brazil
Other countries in which the securities can be traded
Country	Date of admission
United States	09/29/2004

Sector of activity:	Holding company (Electric Energy)
Description of activity:	Holding company
Issuer’s category:	Category A
Date of registration in the current category:	01/01/2010
Issuer’s status:	Operating
Status starting date:	05/18/2000
Type of ownership control:	Private Holding
Date of last change in ownership control:	11/30/2009
Date of last change of fiscal year:
Month/day of the end of fiscal year:	12/31
Issuer´s web address:	www.cpfl.com.br
Newspaper or media where issuer discloses its information:

Newspaper or media	FU
Diário Oficial do Estado de São Paulo	SP
Valor Econômico	SP
www.cpfl.com.br/ri	SP
www.portalneo1.net	SP
www.valor.com.br/valor-ri	SP

2

Registration Form – 2016 – CPFL Energia S.A.	Version: 1

b)    Address

Registered Office Address: Rua Gomes de Carvalho, 1510, 14º– Cj 2 Vila Olímpia, São Paulo, SP, Brazil, zip code: 04547-005

Telephone: (019) 3756-6083, Fax: (019) 3756-6089, E-mail: ri@cpfl.com.br

Mail Address: Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brazil, zip code 13088-140

Telephone (019) 3756-6083, Fax (019) 3756-6089, E-mail: ri@cpfl.com.br

3

Registration Form – 2016 – CPFL Energia S.A.	Version: 1

c)    Securities

Share   trading

Trading mkt                              Stock exchange

Managing entity            BM&FBOVESPA

Start date                                 09/29/2004

End date

Trading segment                       New Market

Start date                                 9/29/2004

End date

Debenture trading

Trading mkt                              Organized market

Managing entity            CETIP

Start date                                 05/18/2000

End date

Trading segment                       Traditional

Start date                                 05/19/2000

End date

4

Registration Form – 2016 – CPFL Energia S.A.	Version: 1

d)    Auditor information

Does the issuer have an auditor?	Yes
CVM code:	385-9
Type of auditor:	Brazilian firm
Independent auditor:	Deloitte Touche Tomatsu Auditores Independentes
CNPJ (Corporate Taxpayer ID):	49.928.567/0001-11
Period of service:	03/12/2012
Partner in charge	Marcelo Magalhães Fernandes
Period of service	03/12/2012
CPF (Individual Taxpayer ID)	110.931.498-17

5

Registration Form – 2016 – CPFL Energia S.A.	Version: 1

Share register

Does the company have a service provider:	Yes
Corporate name:	Banco do Brasil
CNPJ:	00.000.000/0001-91
Period of service:	01/01/2011
Address:

Rua Lélio Gama, 105 – 38º floor, Gecin, Centro, Rio de Janeiro, RJ, Brazil, zip code: 20031-080, Telephone (021) 38083551, Fax: (021) 38086088, email: aescriturais@bb.com.br

6

Registration Form – 2016 – CPFL Energia S.A.	Version: 1

e)     Investor relations officer

Name:	Gustavo Estrella
Investor Relations Officer
CPF/CNPJ:	037.234.097-09
Address:

Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brazil, zip code 13088-140

Telephone (019) 3756-6083, Fax (019) 3756-6089, email: gustavoestrella@cpfl.com.br.

Date when the officer assumed the position:                 02/27/2013

Date when the officer left the position:

7

Registration Form – 2016 – CPFL Energia S.A.	Version: 1

f)      Shareholders’ department

Contact	Eduardo Atsushi Takeiti
Date when the officer assumed the position:	12/13/2011
Date when the officer left the position:	10/05/2014

Contact	Leandro José Cappa de Oliveira
Date when the officer assumed the position:	10/06/2014
Date when the officer left the position:

Address:

Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brazil, zip code 13088-140

Telephone (019) 3756-6083, Fax (019) 3756-6089, email:  eduardot@cpfl.com.br

8

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

Table of Contents
Company Data
Capital Composition	1
Dividends	2
Individual Financial Statements
Statement of Financial Position - Assets	3
Statement of Financial Position - Liabilities and Equity	4
Statement of Income	5
Statement of Comprehensive Income	6
Statement of Cash Flows – Indirect Method	7
Statement of Changes in Equity
01/01/2015 to 12/31/2015	8
01/01/2014 to 12/31/2014	9
01/01/2013 to 12/31/2013	10
Statement of Value Added	11
Consolidated Financial Statements
Statement of Financial Position - Assets	12
Statement of Financial Position - Liabilities and Equity	13
Statement of Income	14
Statement of Comprehensive Income	15
Statement of Cash Flows - Indirect Method	16
Statement of Changes in Equity
01/01/2015 to 12/31/2015	17
01/01/2014 to 12/31/2014	18
01/01/2013 to 12/31/2013	19
Statement of Value Added	20
Management Report	21
Notes to the Financial Statements	41
Reports
Independent Auditor’s Report - Unqualified	137
Report of the Fiscal Council or Equivalent Body	139
Officers’ Statement on the Financial Statements	140
Officers’ Statement on the Independent Auditor’s Report	141

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

Company Data

Capital Composition

Number of Shares (In units)	Last Fiscal Year 12/31/2015
Paid-in capital
Common	993,014,215
Preferred	0
Total	993,014,215
Treasury Stock	0
Common	0
Preferred	0
Total	0

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

Company Data

Dividends

Event

Approval

		Description	Beginning of payment	Type of share	Class of share	Amount per share (Reais/share)
Board of Directors’ Meeting	03/16/2016	Dividend		ON (Common shares)		0.20687

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

Individual Financial Statements

Statement of Financial Position – Assets

(In thousands of Brazilian reais – R$)

Code	Description	Current Year 12/31/2015	Prior Year 12/31/2014	Prior Year 12/31/2013
1	Total assets	8,948,469	8,318,287	8,389,811
1.01	Current assets	1,795,763	1,792,189	1,720,232
1.01.01	Cash and cash equivalents	424,192	799,775	990,672
1.01.06	Taxes recoverable	72,885	49,070	29,874
1.01.06.01	Current taxes recoverable	72,885	49,070	29,874
1.01.08	Other current assets	1,298,686	943,344	699,686
1.01.08.03	Others	1,298,686	943,344	699,686
1.01.08.03.01	Other receivables	943	977	1,984
1.01.08.03.02	Dividends and interest on capital	1,227,590	942,367	697,702
1.01.08.03.03	Derivatives	70,153	-	-
1.02	Noncurrent assets	7,152,706	6,526,098	6,669,579
1.02.01	Long-term assets	211,432	234,239	248,623
1.02.01.06	Deferred taxes	140,389	150,628	165,798
1.02.01.06.02	Deferred tax assets	140,389	150,628	165,798
1.02.01.08	Receivables from related parties	2,814	12,089	8,948
1.02.01.08.02	Receivables from subsidiaries	2,814	12,089	8,948
1.02.01.09	Other noncurrent assets	68,229	71,522	73,877
1.02.01.09.03	Escrow deposits	630	546	91
1.02.01.09.05	Other receivables	14,919	15,819	14,389
1.02.01.09.07	Advance for future capital increase	52,680	55,157	59,397
1.02.02	Investments	6,940,036	6,290,998	6,419,924
1.02.02.01	Equity interests	6,940,036	6,290,998	6,419,924
1.02.02.01.02	Investments in subsidiaries	6,940,036	6,290,998	6,419,924
1.02.03	Property, plant and equipment	1,215	843	1,000
1.02.04	Intangible assets	23	18	32
1.02.04.01	Intangible assets	23	18	32
1.02.04.01.02	Other intangible assets	23	18	32

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

Individual Financial Statements

Statement of Financial Position – Liabilities and Equity

(In thousands of Brazilian reais – R$)

Code	Description	Current Year 12/31/2015	Prior Year 12/31/2014	Prior Year 12/31/2013
2	Total liabilities	8,948,469	8,318,287	8,389,811
2.01	Current liabilities	1,206,708	1,338,488	46,245
2.01.01	Payroll and related taxes	-	-	10
2.01.01.02	Payroll taxes	-	-	10
2.01.01.02.01	Estimated payroll	-	-	10
2.01.02	Trade payables	1,157	790	1,127
2.01.02.01	Domestic suppliers	1,157	790	1,127
2.01.03	Taxes payable	747	1,859	359
2.01.03.01	Federal taxes	747	1,859	359
2.01.03.01.01	Income tax and social contribution	-	1,628	12
2.01.03.01.02	PIS (tax on revenue)	63	1	-
2.01.03.01.03	COFINS (tax on revenue)	391	3	47
2.01.03.01.04	Other federal taxes	293	227	300
2.01.04	Borrowings	973,252	1,304,406	12,438
2.01.04.01	Borrowings	973,252	-	-
2.01.04.01.01	Local currency	330,164	-	-
2.01.04.01.02	Foreign currency	643,088	-	-
2.01.04.02	Debentures	-	1,304,406	12,438
2.01.04.02.01	Interests on debentures	-	15,020	12,438
2.01.04.02.02	Debentures	-	1,289,386	-
2.01.05	Other liabilities	231,552	31,433	32,311
2.01.05.02	Others	231,552	31,433	32,311
2.01.05.02.01	Dividends and interest on capital payable	212,531	13,555	15,407
2.01.05.02.04	Derivatives	981	-	-
2.01.05.02.05	Other liabilities	18,040	17,878	16,904
2.02	Noncurrent liabilities	67,565	36,264	1,319,667
2.02.01	Borrowings	-	-	1,287,912
2.02.01.02	Debentures	-	-	1,287,912
2.02.02	Other liabilities	65,930	35,539	31,495
2.02.02.02	Others	65,930	35,539	31,495
2.02.02.02.04	Other payables	31,961	35,539	31,495
2.02.02.02.05	Provision for equity interest losses	33,969	-	-
2.02.04	Provisons	1,635	725	260
2.02.04.01	Tax, social security, labor and civil provisions	1,635	725	260
2.02.04.01.02	Social security and labor provisions	1,209	378	97
2.02.04.01.04	Civil provisions	426	347	163
2.03	Equity	7,674,196	6,943,535	7,023,899
2.03.01	Issued capital	5,348,312	4,793,424	4,793,424
2.03.02	Capital reserves	468,082	468,082	287,630
2.03.04	Earnings reserves	1,672,481	1,536,136	1,545,178
2.03.04.01	Legal reserve	694,058	650,811	603,352
2.03.04.02	Statutory reserve	978,423	885,325	265,037
2.03.04.08	Additional dividend proposed	-	-	567,802
2.03.04.10	Retained earnings reserve	-	-	108,987
2.03.08	Accumulated comprehensive income	185,321	145,893	397,667
2.03.08.01	Accumulated comprehensive income	185,321	145,893	397,667

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

Individual Financial Statements

Statement of income

(In thousands of Brazilian reais – R$)

Code	Description	Current Year	Prior Year	Prior Year
		01/01/2015 to 12/31/2015	01/01/2014 to 12/31/2014	01/01/2013 to 12/31/2013
3.01	Revenue from sale of energy and/or services	1,157	61	1,649
3.03	Gross profit	1,157	61	1,649
3.04	Operating income (expenses)	897,040	985,010	1,000,153
3.04.02	General and administrative expenses	(29,911)	(26,175)	(22,626)
3.04.06	Share of profit (loss) of investees	926,951	1,011,185	1,022,779
3.05	Profit before finance income (costs) and taxes	898,197	985,071	1,001,802
3.06	Finance income (costs)	(22,948)	(25,464)	(26,860)
3.06.01	Finance income	74,854	117,855	57,637
3.06.02	Finance costs	(97,802)	(143,319)	(84,497)
3.07	Profit (loss) before taxes on income	875,249	959,607	974,942
3.08	Income tax and social contribution	(10,309)	(10,430)	(37,523)
3.08.01	Current	(70)	(23,266)	(25,910)
3.08.02	Deferred	(10,239)	12,836	(11,613)
3.09	Profit (loss) from continuing operations	864,940	949,177	937,419
3.11	Profit (loss) for the year	864,940	949,177	937,419
3.99.01.01	ON - common shares	1	1	1
3.99.02.01	ON - common shares	1	1	1

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

Individual Financial Statements

Statement of Comprehensive Income

(In thousands of Brazilian reais – R$)

Code	Description	Current Year	Prior Year	Prior Year
		01/01/2015 to 12/31/2015	01/01/2014 to 12/31/2014	01/01/2013 to 12/31/2013
4.01	Profit for the year	864,940	949,177	937,419
4.02	Other comprehensive income	65,548	(225,720)	460,226
4.02.01	Comprehensive income for the year of subsidiaries	65,548	(225,720)	460,226
4.03	Comprehensive income for the year	930,488	723,457	1,397,645

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

Individual Financial Statements

Statement of Cash Flows – Indirect Method

(In thousands of Brazilian reais – R$)

Code	Description	Current year 01/01/2015 to 12/31/2015	Prior Year 01/01/2014 to 12/31/2014	Prior Year 01/01/2013 to 12/31/2013
6.01	Cash flows from operating activities	617,661	1,185,901	741,536
6.01.01	Cash generated from operations	44,553	91,513	33,695
6.01.01.01	Profit for the year, including income tax and social contribution	875,250	959,607	974,942
6.01.01.02	Depreciation and amortization	169	173	76
6.01.01.03	Provision for tax, civil and labor risks	1,497	640	267
6.01.01.04	Interest on debts, inflation adjusment and exchange rate changes	94,588	142,278	81,189
6.01.01.06	Share of profit (loss) of investees	(926,951)	(1,011,185)	(1,022,779)
6.01.02	Changes in assets and liabilities	573,108	1,094,388	707,841
6.01.02.01	Dividends and interest on capital received	627,014	1,248,982	792,146
6.01.02.02	Taxes recoverable	(12,350)	1,564	21,797
6.01.02.03	Escrow deposits	(48)	(444)	12,935
6.01.02.05	Other operating assets	933	(411)	(1,196)
6.01.02.06	Trade payables	366	(336)	(156)
6.01.02.07	Income tax and social contribution paid	(2,172)	(21,463)	(27,551)
6.01.02.08	Other taxes and social contributions	804	(389)	(147)
6.01.02.09	Interest paid on debts	(36,858)	(138,599)	(76,561)
6.01.02.10	Other operating liabilities	(3,907)	5,693	(435)
6.01.02.11	Tax, civil and labor risks paid	(674)	(209)	(12,991)
6.02	Net cash generated by (used in) investing activities	(532,392)	(389,988)	(64,830)
6.02.02	Purchases of property, plant and equipment	(535)	-	(345)
6.02.03	Securities	-	-	4,710
6.02.04	Purchases of intangible assets	(12)	(13)	-
6.02.06	Advance for future capital increase	(52,680)	(27,153)	(59,342)
6.02.07	Intragroup loans	10,845	(2,822)	(8,290)
6.02.08	Capital increase in existing investment	(490,010)	(360,000)	(1,563)
6.03	Net cash generated by (used in) financing activities	(460,853)	(986,810)	172,131
6.03.01	Repayment of principal of borrowings and debentures	(1,290,000)	-	(299,535)
6.03.02	Dividends and interest on capital paid	(850)	(986,810)	(815,514)
6.03.04	Borrowings and debentures raised	829,997	-	1,287,180
6.05	Increase (decrease) in cash and cash equivalents	(375,584)	(190,897)	848,837
6.05.01	Cash and cash equivalents at the beginning of the year	799,775	990,672	141,835
6.05.02	Cash and cash equivalents at the end of the year	424,191	799,775	990,672

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

Individual Financial Statements

Statement of Changes in Equity – from January 1, 2015 to December 31, 2015

(In thousands of Brazilian reais – R$)

Code	Description	Paid-in capital	Capital reserves, stock options and treasury stock	Earnings reserves	Retained earnings/accumulated losses	Other comprehensive income	Equity
5.01	Opening balances	4,793,424	468,082	1,536,136	-	145,892	6,943,534
5.03	Adjusted opening balances	4,793,424	468,082	1,536,136	-	145,892	6,943,534
5.04	Capital transactions with shareholders	554,888	-	(554,888)	(199,826)	-	(199,826)
5.04.01	Capital increase	554,888	-	(554,888)	-	-	-
5.04.08	Prescribed dividend	-	-	-	5,597	-	5,597
5.04.09	Dividend proposal approved	-	-	-	(205,423)	-	(205,423)
5.05	Total comprehensive income	-	-	-	864,940	65,548	930,488
5.05.01	Profit for the year	-	-	-	864,940	-	864,940
5.05.02	Other comprehensive income	-	-	-	-	65,548	65,548
5.06	Internal changes in equity	-	-	691,233	(665,114)	(26,119)	-
5.06.01	Recognition of reserves	-	-	43,247	(43,247)	-	-
5.06.05	Changes in statutory reserve in the year	-	-	647,986	(647,986)	-	-
5.06.09	Equity on comprehensive income of subsidiaries	-	-	-	26,119	(26,119)	-
5.07	Closing balances	5,348,312	468,082	1,672,481	-	185,321	7,674,196

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

Individual Financial Statements

Statement of Changes in Equity – from January 1, 2014 to December 31, 2014

(In thousands of Brazilian reais – R$)

Code	Description	Paid-in capital	Capital reserves, stock options and treasury stock	Earnings reserves	Retained earnings/accumulated losses	Other comprehensive income	Equity
5.01	Opening balances	4,793,424	287,630	1,545,177	-	397,668	7,023,899
5.03	Adjusted opening balances	4,793,424	287,630	1,545,177	-	397,668	7,023,899
5.04	Capital transactions with shareholders	-	180,452	(567,802)	(416,472)	-	(803,822)
5.04.08	Dividend proposal approved	-	-	(567,802)	-	-	(567,802)
5.04.09	Prescribed dividend	-	-	-	5,723	-	5,723
5.04.10	Interim dividend	-	-	-	(422,195)	-	(422,195)
5.04.11	Capital increase in subsidiaries with no change in control	-	362	-	-	-	362
5.04.12	Gain (loss) in participation with no change in control	-	(207)	-	-	-	(207)
5.04.13	Business combination CPFL Renováveis / DESA	-	180,297	-	-	-	180,297
5.05	Total comprehensive income	-	-	-	949,177	(225,720)	723,457
5.05.01	Profit for the year	-	-	-	949,177	-	949,177
5.05.02	Other comprehensive income	-	-	-	-	(225,720)	(225,720)
5.05.02.03	Share of comprehensive income of subsidiaries and associates	-	-	-	-	(225,720)	(225,720)
5.06	Internal changes in equity	-	-	558,760	(532,705)	(26,055)	-
5.06.01	Recognition of reserves	-	-	47,459	(47,459)	-	-
5.06.04	Changes in statutory reserve in the year	-	-	620,288	(620,288)	-	-
5.06.05	Equity on comprehensive income of subsidiaries	-	-	-	26,055	(26,055)	-
5.06.08	Realization/reversal of earnings retained investment	-	-	(108,987)	108,987	-	-
5.07	Closing balances	4,793,424	468,082	1,536,135	-	145,893	6,943,534

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

Individual Financial Statements

Statement of Changes in Equity – from January 1, 2013 to December 31, 2013

(In thousands of Brazilian reais – R$)

Code	Description	Paid-in capital	Capital reserves, stock options and treasury stock	Earnings reserves	Retained earnings/accumulated losses	Other comprehensive income	Equity
5.01	Opening balances	4,793,424	228,322	1,339,286	56,293	(36,596)	6,380,729
5.03	Adjusted opening balances	4,793,424	228,322	1,339,286	56,293	(36,596)	6,380,729
5.04	Capital transactions with shareholders	-	59,308	111,896	(925,679)	-	(754,475)
5.04.06	Dividends	-	-	567,802	(567,802)	-	-
5.04.08	Prescribed dividends	-	-	-	5,172	-	5,172
5.04.09	Interim dividends	-	-	-	(363,049)	-	(363,049)
5.04.10	Dividend proposal approved	-	-	(455,906)	-	-	(455,906)
5.04.11	IPO - CPFL Renonváveis	-	59,308	-	-	-	59,308
5.05	Total comprehensive income	-	-	-	937,419	460,226	1,397,645
5.05.01	Profit for the year	-	-	-	937,419	-	937,419
5.05.02	Other comprehensive income	-	-	-	-	460,226	460,226
5.05.02.03	Share of comprehensive income of subsidiaries and associates	-	-	-	-	460,226	460,226
5.06	Internal changes in equity	-	-	93,995	(68,033)	(25,962)	-
5.06.01	Recognition of reserves	-	-	46,871	(46,871)	-	-
5.06.04	Comprehensive income of the year	-	-	(61,863)	61,863	-	-
5.06.05	Equity on comprehensive income of subsidiaries	-	-	-	25,962	(25,962)	-
5.06.07	Realization/reversal of earnings retained investment	-	-	108,987	(108,987)	-	-
5.07	Closing balances	4,793,424	287,630	1,545,177	-	397,668	7,023,899

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

Individual Financial Statements

Statement of Value Added

(In thousands of Brazilian reais – R$)

Code	Description	Current Year 01/01/2015 to 12/31/2015	Prior Year 01/01/2014 to 12/31/2014	Prior Year 01/01/2013 to 12/31/2013
7.01	Revenues	1,821	81	2,162
7.01.01	Sales of goods and services	1,274	78	1,817
7.01.03	Revenues related to construction of own assets	547	3	345
7.02	Inputs purchased from thrid parties	(10,322)	(7,701)	(8,881)
7.02.02	Materials, energy, third-party services and others	(7,825)	(5,081)	(5,690)
7.02.04	Others	(2,497)	(2,620)	(3,191)
7.03	Gross value added	(8,501)	(7,620)	(6,719)
7.04	Retentions	(169)	(173)	(75)
7.04.01	Depreciation, amortization and depletion	(169)	(173)	(75)
7.05	Wealth created by the Company	(8,670)	(7,793)	(6,794)
7.06	Wealth received in transfer	1,011,012	1,141,740	1,095,519
7.06.01	Share of profit (loss) of investees	926,950	1,011,185	1,022,779
7.06.02	Finance income	84,062	130,555	72,740
7.07	Total wealth for distribution	1,002,342	1,133,947	1,088,725
7.08	Wealth distributed	1,002,342	1,133,947	1,088,725
7.08.01	Personnel and charges	16,938	15,507	11,362
7.08.01.01	Salaries and wages	9,963	8,455	8,209
7.08.01.02	Benefits	5,987	6,257	2,248
7.08.01.03	FGTS (Severance Pay Fund)	988	795	905
7.08.02	Taxes, fees and contributions	28,424	25,807	55,343
7.08.02.01	Federal	28,394	25,782	55,322
7.08.02.02	State	30	25	21
7.08.03	Lenders and lessors	92,040	143,456	84,601
7.08.03.01	Interest	91,918	143,318	84,475
7.08.03.02	Rentals	122	138	126
7.08.04	Shareholders	864,940	949,177	937,419
7.08.04.02	Dividends	566,680	281,430	843,424
7.08.04.03	Retained earnings / Loss for the year	298,260	667,747	93,995

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

Consolidated Financial Statements

Statement of Financial Position – Assets

(In thousands of Brazilian reais – R$)

Code	Description	Current Year 12/31/2015	Prior Year 12/31/2014	Prior Year 12/31/2013
1	Total assets	40,532,471	35,144,436	31,042,796
1.01	Current assets	12,508,652	9,214,704	7,264,323
1.01.01	Cash and cash equivalents	5,682,802	4,357,455	4,206,422
1.01.02	Financial investments	23,633	5,323	24,806
1.01.02.02	Financial investments at amortized cost	23,633	5,323	24,806
1.01.02.02.01	Held-to-maturity securities	23,633	5,323	24,806
1.01.03	Trade receivables	3,174,918	2,251,124	2,007,789
1.01.03.01	Consumers	3,174,918	2,251,124	2,007,789
1.01.04	Materials and supplies	24,129	18,506	21,625
1.01.06	Taxes recoverable	475,211	329,638	262,433
1.01.06.01	Current taxes recoverable	475,211	329,638	262,433
1.01.08	Other current assets	3,127,959	2,252,658	741,248
1.01.08.03	Others	3,127,959	2,252,658	741,248
1.01.08.03.01	Other receivables	922,542	1,011,495	673,383
1.01.08.03.02	Derivatives	627,493	23,260	1,842
1.01.08.03.03	Leases	12,883	12,395	10,758
1.01.08.03.04	Dividends and interest on capital	91,392	54,483	55,265
1.01.08.03.05	Concession financial asset	9,630	540,094	-
1.01.08.03.06	Sector financial asset	1,464,019	610,931	-
1.02	Noncurrent assets	28,023,819	25,929,732	23,778,473
1.02.01	Long-term assets	8,392,634	6,751,305	6,280,045
1.02.01.03	Trade receivables	128,946	123,405	153,854
1.02.01.03.01	Consumers	128,946	123,405	153,854
1.02.01.06	Deferred taxes	334,886	938,496	1,168,706
1.02.01.06.02	Deferred tax assets	334,886	938,496	1,168,706
1.02.01.08	Receivables from related parties	84,265	100,666	86,655
1.02.01.08.03	Receivables from owners of the Company	84,265	100,666	86,655
1.02.01.09	Other noncurrent assets	7,844,537	5,588,738	4,870,830
1.02.01.09.03	Derivatives	1,651,260	584,917	316,648
1.02.01.09.04	Escrow deposits	1,227,527	1,162,477	1,143,179
1.02.01.09.05	Taxes recoverable	167,159	144,383	173,362
1.02.01.09.06	Leases	34,504	35,169	37,817
1.02.01.09.07	Concession financial asset	3,597,474	2,834,522	2,787,073
1.02.01.09.09	Investments at cost	116,654	116,654	116,654
1.02.01.09.10	Other receivables	560,014	388,828	296,097
1.02.01.09.11	Sector financial asset	489,945	321,788	-
1.02.02	Investments	1,247,631	1,098,769	1,032,681
1.02.02.01	Equity interests	1,247,631	1,098,769	1,032,681
1.02.02.01.04	Other equity interests	1,247,631	1,098,769	1,032,681
1.02.03	Property, plant and equipment	9,173,217	9,149,486	7,717,419
1.02.03.01	PP&E - in service	8,499,051	8,761,398	6,748,593
1.02.03.03	PP&E - in progress	674,166	388,088	968,826
1.02.04	Intangible assets	9,210,337	8,930,172	8,748,328
1.02.04.01	Intangible assets	9,210,337	8,930,172	8,748,328

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

Consolidated Financial Statements

Statement of Financial Position – Liabilities and Equity

(In thousands of Brazilian reais – R$)

Code	Description	Current Year 12/31/2015	Prior Year 12/31/2014	Prior Year 12/31/2013
2	Total liabilities	40,532,471	35,144,436	31,042,796
2.01	Current liabilities	9,524,873	7,417,104	4,905,531
2.01.01	Payroll and related taxes	79,924	70,251	67,633
2.01.01.02	Payroll taxes	79,924	70,251	67,633
2.01.01.02.01	Estimated payroll	79,924	70,251	67,633
2.01.02	Trade payables	3,161,210	2,374,147	1,884,693
2.01.02.01	Domestic suppliers	3,161,210	2,374,147	1,884,693
2.01.03	Taxes payable	653,342	436,267	318,063
2.01.03.01	Federal taxes	265,126	166,527	196,884
2.01.03.01.01	Income tax and social contribution	43,249	57,547	92,431
2.01.03.01.02	PIS (tax on revenue)	33,199	15,096	14,256
2.01.03.01.03	COFINS (tax on revenue)	159,317	69,701	64,778
2.01.03.01.04	Other federal taxes	29,361	24,183	25,419
2.01.03.02	State taxes	384,151	266,493	117,905
2.01.03.02.01	ICMS (state VAT)	384,151	266,493	117,905
2.01.03.03	Municipal taxes	4,065	3,247	3,274
2.01.03.03.01	Other municipal taxes	4,065	3,247	3,274
2.01.04	Borrowings	3,640,314	3,526,208	1,837,462
2.01.04.01	Borrowings	2,949,922	1,191,025	1,640,456
2.01.04.01.01	In local currency	1,287,278	1,047,191	1,582,742
2.01.04.01.02	In foreign currency	1,662,644	143,834	57,714
2.01.04.02	Debentures	690,392	2,335,183	197,006
2.01.04.02.01	Debentures	458,165	2,042,075	34,872
2.01.04.02.02	Interest on debentures	232,227	293,108	162,134
2.01.05	Other liabilities	1,990,083	1,010,231	797,680
2.01.05.02	Others	1,990,083	1,010,231	797,680
2.01.05.02.01	Dividends and interest on capital payable	221,855	19,086	21,224
2.01.05.02.04	Derivatives	981	38	-
2.01.05.02.05	Private pension plan	802	85,374	76,810
2.01.05.02.06	Regulatory charges	852,017	43,795	32,379
2.01.05.02.07	Use of public asset	9,457	4,000	3,738
2.01.05.02.08	Other payables	904,971	835,940	663,529
2.01.05.02.09	Sector financial liability	-	21,998	-
2.02	Noncurrent liabilities	20,877,460	18,330,004	17,338,547
2.02.01	Borrowings	18,092,904	15,623,751	15,183,936
2.02.01.01	Borrowings	11,712,865	9,487,351	7,589,540
2.02.01.01.01	In local currency	6,438,701	6,192,973	5,638,800
2.02.01.01.02	In foreign currency	5,274,164	3,294,378	1,950,740
2.02.01.02	Debentures	6,380,039	6,136,400	7,594,396
2.02.01.02.01	Debentures	6,363,553	6,136,400	7,562,219
2.02.01.02.02	Interest on debentures	16,486	-	32,177
2.02.02	Other liabilities	782,427	797,093	569,469
2.02.02.02	Others	782,427	797,093	569,469
2.02.02.02.03	Derivatives	33,205	13,317	2,950
2.02.02.02.04	Private pension plan	474,318	518,386	350,640
2.02.02.02.05	Taxes, fees and contributions	-	-	32,555
2.02.02.02.06	Use of public asset	83,124	80,992	79,438
2.02.02.02.07	Other payables	191,147	183,766	103,886
2.02.02.02.08	Trade payables	633	632	-
2.02.03	Deferred taxes	1,432,594	1,401,009	1,117,146
2.02.03.01	Deferred income tax and social contribution	1,432,594	1,401,009	1,117,146
2.02.04	Provisions	569,535	508,151	467,996
2.02.04.01	Tax, social security, labor and civil provisions	569,535	508,151	467,996
2.02.04.01.01	Tax provisions	184,362	171,119	174,568
2.02.04.01.02	Social security and labor provisions	171,990	125,641	119,707
2.02.04.01.04	Civil provisions	194,530	185,741	149,735
2.02.04.01.05	Others	18,653	25,650	23,986
2.03	Consolidated equity	10,130,138	9,397,328	8,798,718
2.03.01	Issued capital	5,348,312	4,793,424	4,793,424
2.03.02	Capital reserves	468,082	468,082	287,630
2.03.04	Earnings reserves	1,672,481	1,536,136	1,545,177
2.03.04.01	Legal reserve	694,058	650,811	603,352
2.03.04.02	Statutory reserve	978,423	885,325	265,037
2.03.04.08	Additional dividend proposed	-	-	567,801
2.03.04.10	Retained earnings reserve	-	-	108,987
2.03.08	Other comprehensive income	185,321	145,892	397,668
2.03.09	Noncontrolling interests	2,455,942	2,453,794	1,774,819

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

Consolidated Financial Statements

Statement of income

(In thousands of Brazilian reais – R$)

Code	Description	Current Year 01/01/2015 to 12/31/2015	Prior Year 01/01/2014 to 12/31/2014	Prior Year 01/01/2013 to 12/31/2013
3.01	Revenue from sale of energy and/or services	20,205,869	17,305,942	14,633,856
3.02	Cost of sales and/or services	(16,268,044)	(13,261,541)	(10,673,721)
3.02.01	Cost of electric energy	(13,311,747)	(10,643,130)	(8,196,687)
3.02.02	Cost of operation	(1,907,197)	(1,672,359)	(1,467,516)
3.02.03	Cost of services rendered to third parties	(1,049,100)	(946,052)	(1,009,518)
3.03	Gross profit	3,937,825	4,044,401	3,960,135
3.04	Operating income (expenses)	(1,468,851)	(1,444,643)	(1,469,492)
3.04.01	Selling expenses	(464,583)	(402,698)	(376,597)
3.04.02	General and administrative expenses	(863,499)	(773,630)	(928,614)
3.04.05	Other operating expenses	(357,654)	(327,999)	(285,149)
3.04.06	Share of profit (loss) of investees	216,885	59,684	120,868
3.05	Profit before finance income (costs) and taxes	2,468,974	2,599,758	2,490,643
3.06	Finance income (costs)	(1,014,520)	(1,089,454)	(971,443)
3.06.01	Finance income	1,558,047	890,436	699,208
3.06.02	Finance costs	(2,572,567)	(1,979,890)	(1,670,651)
3.07	Profit (loss) before taxes on income	1,454,454	1,510,304	1,519,200
3.08	Income tax and social contribution	(579,177)	(623,861)	(570,164)
3.08.01	Current	(12,860)	(466,021)	(521,981)
3.08.02	Deferred	(566,317)	(157,840)	(48,183)
3.09	Profit (loss) from continuing operations	875,277	886,443	949,036
3.11	Consolidated profit (loss) for the year	875,277	886,443	949,036
3.11.01	Attributable to owners of the Company	864,940	949,177	937,419
3.11.02	Attributable to noncontrolling interests	10,337	(62,734)	11,617

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

Consolidated Financial Statements

Statement of Comprehensive Income

(In thousands of Brazilian reais – R$)

Code	Description	Current Year 01/01/2015 to 12/31/2015	Prior Year 01/01/2014 to 12/31/2014	Prior Year 01/01/2013 to 12/31/2013
4.01	Consolidated profit for the year	875,277	886,443	949,036
4.02	Other comprehensive income	65,548	(225,719)	460,226
4.02.03	Actuarial gains (losses), net of tax effects	65,548	(225,719)	460,226
4.03	Consolidated comprehensive income for the year	940,825	660,724	1,409,262
4.03.01	Attributtable to owners of the Company	930,488	723,457	1,397,645
4.03.02	Attributable to noncontrolling interests	10,337	(62,733)	11,617

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

Consolidated Financial Statements

Statement of Cash Flows – Indirect Method

(In thousands of Brazilian reais – R$)

Code	Description	YTD Current Year 01/01/2015 to 12/31/2015	YTD Prior Year 01/01/2014 to 12/31/2014	YTD Prior Year 01/01/2013 to 12/31/2013
6.01	Cash flows from operating activities	2,557,974	1,592,573	2,517,546
6.01.01	Cash generated from operations	4,551,471	4,462,978	4,226,977
6.01.01.01	Profit for the year, including income tax and social contribution	1,454,454	1,510,304	1,519,200
6.01.01.02	Depreciation and amortization	1,279,902	1,159,964	1,055,230
6.01.01.03	Provision for tax, civil and labor risks	258,539	191,228	316,787
6.01.01.04	Interest on debts, inflation adjustment and exchange rate changes	1,519,819	1,486,061	1,294,281
6.01.01.05	Private pension plan	60,184	48,165	61,665
6.01.01.06	Loss on disposal of noncurrent assets	16,309	20,726	7,248
6.01.01.07	Deferred taxes - PIS and COFINS	19,138	24,946	28,328
6.01.01.08	Others	(5,824)	(2,431)	(5,218)
6.01.01.09	Allowance for doubtful debts	126,879	83,699	70,324
6.01.01.10	Share of profit (loss) of investees	(216,885)	(59,684)	(120,868)
6.01.01.11	Impairment	38,956	-	-
6.01.02	Changes in assets and liabilities	(1,993,497)	(2,870,405)	(1,709,431)
6.01.02.01	Consumers, concessionaires and licensees	(1,055,143)	(265,103)	129,731
6.01.02.02	Taxes recoverable	(62,041)	(134)	42,176
6.01.02.03	Leases	-	-	1,648
6.01.02.04	Escrow deposits	22,827	65,732	101,310
6.01.02.05	Sector financial asset	(858,860)	(932,719)	-
6.01.02.06	Receivables - amounts from the Energy Development Account - CDE / CCEE	181,141	(352,379)	(145,571)
6.01.02.07	Other operating assets	(126,523)	(41,665)	(30,725)
6.01.02.08	Trade payables	787,063	470,982	191,089
6.01.02.09	Income tax and social contribution paid	(276,061)	(552,070)	(559,879)
6.01.02.10	Other taxes and social contributions	412,703	193,357	(130,405)
6.01.02.11	Other liabilities with private pension plan	(112,172)	(118,897)	(85,546)
6.01.02.12	Interest paid on debts and debentures	(1,595,649)	(1,333,570)	(1,093,465)
6.01.02.13	Regulatory charges	808,223	11,415	(78,397)
6.01.02.14	Other operating liabilities	107,931	84,467	10,820
6.01.02.15	Tax, civil and labor risks paid	(247,512)	(188,000)	(184,070)
6.01.02.16	Dividends and interest on capital received	24,050	40,374	112,607
6.01.02.17	Sector financial liability	(23,170)	21,998	-
6.01.02.18	Payables - CDE	19,696	25,807	9,246
6.02	Net cash generated by (used in) investing activities	(1,524,894)	(933,007)	(1,694,539)
6.02.02	Purchases of property, plant and equipment	(550,003)	(345,049)	(882,588)
6.02.03	Securities, pledges and restricted deposits	(147,914)	(7,839)	41,392
6.02.05	Purchases of intangible assets	(877,793)	(716,818)	(852,248)
6.02.07	Sale of noncurrent assets	10,586	43,024	80,945
6.02.10	Others	-	-	(584)
6.02.11	Payment of amount for business combination	10,454	-	-
6.02.12	Intragroup loans	29,776	949	(81,456)
6.02.13	Increase in equity interest in existing investment	-	(45,445)	-
6.02.14	Business combination, net of cash acquired	-	70,829	-
6.02.15	Repayment of advances to suppliers	-	67,342	-
6.03	Net cash generated by (used in) financing activities	292,267	(508,533)	948,381
6.03.01	Borrowings and debentures raised	4,532,167	3,186,384	5,958,322
6.03.02	Repayment of principal of borrowings and debentures	(4,037,685)	(2,559,771)	(4,499,451)
6.03.03	Dividends and interest on capital paid	(5,204)	(1,016,641)	(838,990)
6.03.04	Business combination payment	(61,709)	-	-
6.03.06	Repayment of derivative instruments	(135,309)	(119,628)	-
6.03.07	IPO of subsidiary	-	-	328,500
6.03.08	Capital increase by noncontrolling interests	7	1,123	-
6.05	Increase (decrease) in cash and cash equivalents	1,325,347	151,033	1,771,388
6.05.01	Cash and cash equivalents at the beginning of the year	4,357,455	4,206,422	2,435,034
6.05.02	Cash and cash equivalents at the end of the year	5,682,802	4,357,455	4,206,422

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

Consolidated Financial Statements

Statement of Changes in Equity – from January 1, 2015 to December 31, 2015

(In thousands of Brazilian reais – R$)

Code	Description	Paid-in capital	Capital reserves, stock options and treasury stock	Earnings reserves	Retained earnings/ accumulated losses	Other comprehensive income	Equity	Noncontrolling interests	Consolidated equity
5.01	Opening balances	4,793,424	468,082	1,536,136	-	145,892	6,943,534	2,453,795	9,397,329
5.03	Adjusted opening balances	4,793,424	468,082	1,536,136	-	145,892	6,943,534	2,453,795	9,397,329
5.04	Capital transactions with shareholders	554,888	-	(554,888)	(199,826)	-	(199,826)	(8,140)	(207,966)
5.04.01	Capital increase	554,888	-	(554,888)	-	-	-	-	-
5.04.08	Prescribed dividends	-	-	-	5,597	-	5,597	-	5,597
5.04.09	Dividend proposal approved	-	-	-	(205,423)	-	(205,423)	(8,147)	(213,570)
5.04.10	Capital increase in subsidiaries with no change in control	-	-	-	-	-	-	7	7
5.05	Total comprehensive income	-	-	-	864,940	65,548	930,488	10,337	940,825
5.05.01	Profit for the year	-	-	-	864,940	-	864,940	10,337	875,277
5.05.02	Other comprehensive income	-	-	-	-	65,548	65,548	-	65,548
5.06	Internal changes in equity	-	-	691,233	(665,114)	(26,119)	-	(50)	(50)
5.06.01	Recognition of reserves	-	-	43,247	(43,247)	-	-	-	-
5.06.05	Changes in statutory reserve in the year	-	-	647,986	(647,986)	-	-	-	-
5.06.06	Realization of deemed cost of property, plant and equipment	-	-	-	39,574	(39,574)	-	-	-
5.06.07	Tax on realization of deemed cost	-	-	-	(13,455)	13,455	-	-	-
5.06.09	Other changes in noncontrolling interests	-	-	-	-	-	-	(50)	(50)
5.07	Closing balances	5,348,312	468,082	1,672,481	-	185,321	7,674,196	2,455,942	10,130,138

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

Consolidated Financial Statements

Statement of Changes in Equity – from January 1, 2014 to December 31, 2014

(In thousands of Brazilian reais – R$)

Code	Description	Paid-in capital	Capital reserves, stock options and treasury stock	Earnings reserves	Retained earnings/ accumulated losses	Other comprehensive income	Equity	Noncontrolling interests	Consolidated equity
5.01	Opening balances	4,793,424	287,630	1,545,177	-	397,668	7,023,899	1,774,818	8,798,717
5.03	Adjusted opening balances	4,793,424	287,630	1,545,177	-	397,668	7,023,899	1,774,818	8,798,717
5.04	Capital transactions with shareholders	-	180,452	(567,802)	(416,472)	-	(803,822)	728,926	(74,895)
5.04.08	Prescribed dividends	-	-	-	5,723	-	5,723	-	5,723
5.04.09	Interim dividends	-	-	-	(422,195)	-	(422,195)	(2,382)	(424,577)
5.04.10	Dividend proposal approved	-	-	(567,802)	-	-	(567,802)	(27,156)	(594,958)
5.04.11	Redemption of capital reserve of non-controlling shareholders	-	-	-	-	-	-	(2,189)	(2,189)
5.04.13	Capital increase in subsidiaries with no change in control	-	362	-	-	-	362	760	1,123
5.04.14	Gain (loss) in participation with no change in control	-	(207)	-	-	-	(207)	207	-
5.04.15	Business combination CPFL Renováveis / DESA	-	180,297	-	-	-	180,297	653,366	833,663
5.04.16	Business combination CPFL Renováveis / DESA effect of non-controlling of subsidiary	-	-	-	-	-	-	106,320	106,320
5.05	Total comprehensive income	-	-	-	949,177	(225,720)	723,457	(62,733)	660,723
5.05.01	Profit for the year	-	-	-	949,177	-	949,177	(62,733)	886,443
5.05.02	Other comprehensive income	-	-	-	-	(225,720)	(225,720)	-	(225,720)
5.05.02.06	Other comprehensive income: actuarial gains	-	-	-	-	(225,720)	(225,720)	-	(225,720)
5.06	Internal changes in equity	-	-	558,760	(532,705)	(26,055)	-	(33)	(33)
5.06.01	Recognition of reserves	-	-	47,459	(47,459)	-	-	-	-
5.06.05	Changes in statutory reserve in the year	-	-	620,288	(620,288)	-	-	-	-
5.06.06	Realization of deemed cost of property, plant and equipment	-	-	-	39,478	(39,478)	-	-	-
5.06.07	Tax on realization of deemed cost	-	-	-	(13,423)	13,423	-	-	-
5.06.08	Realization/reversal of earnings retained investment	-	-	(108,987)	108,987	-	-	-	-
5.06.09	Other changes in non-controlling shareholders	-	-	-	-	-	-	(33)	(33)
5.07	Closing balances	4,793,424	468,082	1,536,135	-	145,893	6,943,534	2,440,978	9,384,512

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

Consolidated Financial Statements

Statement of Changes in Equity – from January 1, 2013 to December 31, 2013

(In thousands of Brazilian reais – R$)

Code	Description	Paid in capital	Capital reserves, stock options and treasury stock	Earnings reserves	Retained earnings/ accumulated losses	Other comprehensive income	Equity	Noncontrolling interests	Consolidated equity
5.01	Opening balances	4,793,424	228,322	1,339,286	56,293	(36,598)	6,380,727	1,510,401	7,891,128
5.03	Adjusted opening balances	4,793,424	228,322	1,339,286	56,293	(36,598)	6,380,727	1,510,401	7,891,128
5.04	Capital transactions with shareholders	-	59,308	111,896	(925,679)	-	(754,475)	252,868	(501,607)
5.04.06	Dividends	-	-	567,802	(567,802)	-	-	-	-
5.04.08	Prescribed dividends	-	-	-	5,172	-	5,172	-	5,172
5.04.09	Interim dividends	-	-	-	(363,049)	-	(363,049)	(2,301)	(365,350)
5.04.10	Dividend proposal approved	-	-	(455,906)	-	-	(455,906)	(17,589)	(473,495)
5.04.11	IPO CPFL Renováveis	-	59,308	-	-	-	59,308	269,192	328,500
5.04.12	Noncontrolling interests' capital increase in subsidiaries	-	-	-	-	-	-	3,566	3,566
5.05	Total comprehensive income	-	-	-	937,419	460,226	1,397,645	11,617	1,409,262
5.05.01	Profit for the year	-	-	-	937,419	-	937,419	11,617	949,036
5.05.02	Other comprehensive income	-	-	-	-	460,226	460,226	-	460,226
5.05.02.06	Other comprehensive income: actuarial gain	-	-	-	-	460,226	460,226	-	460,226
5.06	Internal changes in equity	-	-	93,995	(68,033)	(25,962)	-	(65)	(65)
5.06.01	Recognition of reserves	-	-	46,871	(46,871)	-	-	-	-
5.06.04	Changes in statutory reserve in the year	-	-	(61,863)	61,863	-	-	-	-
5.06.06	Realization of deemed cost of fixed assets	-	-	-	25,962	(25,962)	-	-	-
5.06.07	Other changes in non-controlling shareholders	-	-	-	-	-	-	(65)	(65)
5.06.08	Changes in the reserve of retained earnings	-	-	108,987	(108,987)	-	-	-	-
5.07	Closing balances	4,793,424	287,630	1,545,177	-	397,666	7,023,897	1,774,821	8,798,718

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

Consolidated Financial Statements

Statement of Value Added

(In thousands of Brazilian reais – R$)

Code	Description	Current Year 01/01/2015 to 12/31/2015	Prior Year 01/01/2014 to 12/31/2014	Prior Year 01/01/2013 to 12/31/2013
7.01	Revenues	34,377,361	23,057,172	20,202,380
7.01.01	Sales of goods and services	32,862,289	21,851,381	18,334,968
7.01.02	Other revenues	1,046,669	944,997	1,004,399
7.01.02.01	Revenue from construction of distribution infrastructure	1,046,669	944,997	1,004,399
7.01.03	Revenues related to construction of own assets	595,282	344,492	933,337
7.01.04	Recognition (reversal) of allowance for doubtful debts	(126,879)	(83,698)	(70,324)
7.02	Inputs purchased from third parties	(17,590,769)	(14,092,481)	(12,112,642)
7.02.01	Cost of sales and services	(14,749,957)	(11,780,445)	(9,125,580)
7.02.02	Materials, energy, third-party services and others	(2,238,817)	(1,866,059)	(2,382,950)
7.02.04	Others	(601,995)	(445,977)	(604,112)
7.03	Gross value added	16,786,592	8,964,691	8,089,738
7.04	Retentions	(1,281,726)	(1,160,714)	(1,057,264)
7.04.01	Depreciation, amortization and depletion	(979,062)	(875,696)	(760,287)
7.04.02	Others	(302,664)	(285,018)	(296,977)
7.04.02.01	Amortization of concession intangible asset	(302,664)	(285,018)	(296,977)
7.05	Wealth created by the Company	15,504,866	7,803,977	7,032,474
7.06	Wealth received in transfer	1,861,444	962,928	843,978
7.06.01	Share of profit (loss) of investees	216,885	59,684	120,868
7.06.02	Finance income	1,644,559	903,244	723,110
7.07	Total wealth for distribution	17,366,310	8,766,905	7,876,452
7.08	Wealth distributed	17,366,310	8,766,905	7,876,452
7.08.01	Personnel and charges	905,103	814,979	748,258
7.08.01.01	Salaries and wages	562,082	500,471	460,477
7.08.01.02	Benefits	298,738	275,322	251,652
7.08.01.03	FGTS (Severance Pay Fund)	44,283	39,186	36,129
7.08.02	Taxes, fees and contributions	12,910,440	5,044,467	4,421,938
7.08.02.01	Federal	8,207,474	1,916,922	1,625,798
7.08.02.02	State	4,688,978	3,109,743	2,782,086
7.08.02.03	Municipal	13,988	17,802	14,054
7.08.03	Lenders and lessors	2,675,490	2,021,016	1,757,220
7.08.03.01	Interest	2,622,405	1,954,293	1,711,922
7.08.03.02	Rentals	53,085	46,929	45,298
7.08.03.03	Others	-	19,794	-
7.08.04	Shareholders	875,277	886,443	949,036
7.08.04.02	Dividends	557,200	208,673	836,452
7.08.04.03	Retained earnings / Loss for the year	318,077	677,770	112,584

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

Management Report

Dear Shareholders,

In compliance with the law and the Bylaws of the company, the Management of CPFL Energia S.A. (CPFL Energia) hereby submits to you the Management Report and financial statements of the Company, along with the reports of the independent auditor and fiscal council for the fiscal year ended December 31, 2015. All comparisons herein are made with consolidated figures for fiscal year 2014, except when specified otherwise.

1.        Opening remarks

The year 2015 proved to be one of the most challenging in CPFL Energia’s history. Nevertheless, if we draw a parallel between the situation faced by the electricity sector at the start of 2015 with the current scenario, the progress made during the course of the year is remarkable.

In the beginning of 2015, the risk of rationing was imminent. With a wet period during which Affluent Natural Energy (ENA) in Brazil’s National Interconnected System (SIN) reached only 71% of the long-term average natural flow (MLT), SIN reservoirs closed April with 35% of their capacity. Recovery of the reservoirs came with an ENA of 113% of MLT during the dry period, combined with load shedding of 1.7% in Brazil in 2015. Now, in early 2016, the Electricity Sector Monitoring Committee (CMSE) calculated the risk of rationing at 0%, which means one less thing that industry players have to worry about.

In the regulatory area, significant progress was made. Energy distributors started the year with the threat of cash imbalances, without being able to rely on funds from the ACR account or the Treasury, which used to subsidize tariffs in the past. However, ANEEL authorized an Extraordinary Tariff Review (RTE), implemented on March 1, 2015, which partially offset the increase in the Parcel A (non-manageable) costs of Distributors. Parcel A was under pressure especially due to the increase in CDE, a sector charge that was significantly hiked at the start of 2015. Another mechanism implemented at the start of the year was dynamic pricing in the form of Tariff Flags, which was a quicker-reaction tool that enabled an additional charge in tariffs to cover the costs of thermal generation and the exposure of distributors to PLD (hydrological risk, ESS and involuntary exposure). Despite all this, the cash gap continued and the CPFL Energia group registered accumulated CVAs of about R$ 1.9 billion at the end of 3Q15, almost equivalent to one year’s cash generation of its energy distributors. In 4Q15, this scenario of accumulation of regulatory assets started being reversed, bringing some relief to the Company's working capital, which closed 2015 with around R$ 1.7 billion in accumulated CVAs.

Though “Tariff Realism”, which allowed readjustments in energy prices, was essential to mitigate cash flow gaps at the distributors, together with the macroeconomic downturn it led to a drop in energy sales, which recorded a consolidated decrease of 4.0% in the year, with 2.0% in residential consumption, 1.0% in commercial consumption and 6.9% in industrial consumption.

The year began with uncertainties surrounding the renewal of distribution concessions, whose terms had not been defined in the Provisional Measure nr. 579/2012, which only dealt with Generation and Transmission projects. During the year, ANEEL addressed the issue by setting the parameters for economic and financial sustainability and quality, which are fundamental to ensure quality customer service. On December 8, 2015, five Distributors that went through this process signed new agreements, which extended their concessions for another 30 years: CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari.

Other important development in 2015 was the conclusion of the Public Hearing nr. 23/2014, which dealt with the Tariff Review methodologies of Distributors. Most of the methodologies were published in 1Q15, such as regulatory WACC and items such as Operating Costs, Other Revenue, Losses, General Procedures and Others. In December, the methodologies for the treatment of Regulatory Remuneration Base were published, thus concluding the process. The first group company to go through the 4th Tariff Review cycle was CPFL Piratininga, whose tariff event occurred on October 23, 2015. The progress achieved with the new conditions enabled CPFL Piratininga to increase by 5.31% its Parcel B (Parcel that remunerates Investment and covers operating costs and Investment costs). The average tariff increase of CPFL Piratininga was 21.11%.

Finally, the renegotiation of hydrological risk (GSF) of hydroelectric generators was another positive development for the sector, achieved during 2015 after four rounds of Public Hearing. Apart from the impact of adverse hydrological conditions, hydroelectric generation started decreasing also due to unforeseen factors beyond the control of hydroelectric power plants, such as thermal dispatch outside the merit order and growth in the reserve energy capacity, basically composed of wind power, a non-dispatchable source. These conditions have been negatively affecting the balance sheets of generators since the end of 2013. Plants were then offered the possibility of paying a premium to renegotiate this risk. CPFL Energia chose to renegotiate its eligible agreements in the Regulated Contracting Environment (ACR), under SP100 modality, protecting 100% of GSF until the end of the agreements. Renegotiation of hydrological risk returns to hydroelectric power generators, predictability and stability of cash flows.

Despite the improvements achieved in 2015, we must highlight the need for further progress on regulatory issues in order to create the incentives for the electricity sector to resume investments.

The challenges remain in 2016, given the worsening macroeconomic scenario in Brazil. However, the CPFL Energia group is committed to continuing its strategy of financial discipline and operational excellence in order to ensure long-term business sustainability in all the sectors it operates, while providing quality customer service and generating value for our stakeholders.

OWNERSHIP BREAKDOWN (simplified)

CPFL Energia is a holding company that owns stake in other companies:

Reference date: 12/31/2015

(1) Controlling shareholders;

(2) Includes the 0,5% stake of Caixa de Previdência dos Funcionários do Banco do Brasil;

(3) Includes the 0.2% stake of Petros e Sistel pension funds;

(4) Bounded shares, according to the Shareholders Agreement;

(4) 51.54% stake of the availability of power and energy of Serra da Mesa HPP, regarding the Power Purchase Agreement between CPFL Geração and Furnas.

2.        Comments on the macroeconomic scenario

MACROECONOMIC SCENARIO

For one more year, global economic activity fell short of expectations. In January 2015, the IMF projected 3.5% growth in the year, a little above the 2014 growth of 3.1%. In December, it pointed to growth of 3.0% in the year, 0.5 p.p. below the initial estimate.

The below par performance was chiefly due to the performance of emerging economies, which should close 2015 with growth of 3.9% (versus 4.5% estimated at the start of the year). Behind this revision is the slowdown in China, which, by reducing its import demand, has affected commodity exporters such as Brazil, its main commercial partner.

Apart from the slowdown in China, the political scenario in a few emerging economies like Brazil, Argentina and Russia equally hampered expectations.

Amidst all the frustration, there were some pleasant surprises, such as the Eurozone, which should end 2015 with growth of 1.8% (compared to the initial forecast of 1.2%) The region’s growth recovery was driven, among others, by the price of oil, which slumped 75% in 18 months, enabling the partial transfer of the decline to the final price of gasoline and other byproducts. This decrease enabled a reduction in industrial costs and a positive impact on the shopping carts of European consumers.

The United States ended the year materializing the expected increase in basic interest rate after seven years between 0% and 0.25%, even though the job market has not given signs of a strong rebound (significant share of precarious work and part-time jobs) and the country is facing the threat of deflation (which tends to worsen with a hike in interest rates).

In Brazil, the macroeconomic scenario deteriorated significantly, with consequences on the job market and household consumption. Unemployment rate in December 2015 reached 6.9% of the economically active population (PME/IBGE), reversing the downward trend seen in the last six years. Increased unemployment led to a decline in average productivity and, consequently, in wages, adversely affecting the performance of business and industry. The crisis of confidence lasted throughout the year, not only as a result of economic activity, but mostly because of political instability and uncertainties regarding the fiscal adjustment and its consequences on the economy. Projections show that this scenario should continue in 2016 and so will the negative performance of industrial production, retail sales and wages.

REGULATORY ENVIRONMENT

The year 2015 was marked by the end of Government subsidies for tariffs and the beginning of payment, by consumers, of the loans taken by distributors though the CCEE.

The result was an increase of R$17 billion in the CDE compared to the annual quota of 2014. For the consumers of distribution concessionaires, the tariff impact of the new CDE quota was considered in the Extraordinary Tariff Review of 2015, and was different for consumers in the North/Northeast regions and the South/Southeast/Midwest regions, as well as for consumers of different voltage levels and between the captive and free markets.

Tariff Flags

The tariff flags methodology was launched in 2015 to show consumers the electricity generation conditions in the SIN by charging an additional amount to the Energy Tariff (TE). Different from the provisions of AP 120/2011, application of this methodology was altered to cover not only the costs of energy availability agreements, but also other items subject to changes in the spot market price (PLD). The new methodology also envisages sharing, among all distributors, of costs and revenues from the additional charges related to the tariff flags.

Tariff Review Methodology

In 2015, AP23/14 was concluded, which consolidated the Tariff Review methodology for 4thPTRC, the most significant amendment being the definition of the Regulatory Asset Base, which will partially be established by regulatory standards. The tariff review processes that took place in 2015 have already considered the new methodologies, except RAB, since the new Tariff Regulation Procedures (PRORET) establish a transition period.

Renewal of Concessions

Another important event in 2015 was Public Hearing No. 38 of 2015 (AP038/2015), which discussed extending distribution concessions with the agents and society through a draft Amendment to the Concession Agreement for Public Distribution of Electricity, in accordance with Decree No. 8,461 of June 2, 2015. The Amendment, approved by Dispatch No. 3,540 of October 20, 2015, establishes the obligations of economic and financial sustainability and compliance with quality indicators, under penalty of reversal of the concession, in addition to clauses on corporate governance and full neutrality of Parcel A items. On December 9, 2015, the CPFL Group signed the Amendments related to extension of the concession agreements of CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista.

ABRACE Injunction

The significant increase in the CDE quota in 2015 was disputed in court by several associations. The ABRACE Injunction was effectively foreclosed through Lawsuit No. 26648-39.2015.4.01.3400, requesting the suspension of payment by its members of the controversial portion of the CDE tariff charge and the method of apportionment of the balance amounts in the budget. The injunction led to a tariff increase for other consumers, since there was no reduction in the quota to be paid by the distributors.

Generation Segment

In 2015, the main development in the Generation segment was the renegotiation of hydrological risk (GSF), established by Law 13,203/2015 (published in relation to MP 688), which enabled the hydroelectric plants of the CPFL Group to mitigate any negative impacts resulting from the Energy Reallocation Mechanism (MRE) by paying a premium and canceling all and any lawsuit on the matter.

Other important themes discussed in 2015 include: (i) change in the maximum and minimum limits of PLD to R$422.56/MWh and R$30.25/MWh, respectively, (REH 2,002 of December 15, 2015); (ii) restatement of TEIF and TEIP values (MME Decree No. 284/15) that will be used while revising the physical guarantee of HPPs; (iii) postponement of the revision of physical guarantee of hydroelectric plants for 2016, which will take place after the conclusion of studies by the specific working group (MME Decree No. 537/15); (iv) diverse lawsuits filed by hydroelectric agents as a result of the severe impacts on the Energy Reallocation Mechanism (MRE), due to lower energy allocation (GSF) caused by the adverse hydrological scenario, forced the MME to negotiate with agents and associations about Provisional Presidential Decree No. 688, which was later converted into Law No. 13,203/2015, enabling the renegotiation of hydrological risk. (v) concession auction No. 12/2015 relating to the diverse HPPs whose concessions had expired or were nearing expiry, particularly HPPs Jupiá (1,551.2 MW) and Ilha Solteira (3,444 MW); (vi) the numerous lots of transmission auctions for which there were no bids, which forced ANEEL to consider fewer projects per lot and more auctions per year, which was a good sign for investors; (vii) PL 1,917 - Portability and market opening, which basically establishes: (a) renewal of generation concessions for consideration, eliminating the model of ACR quotas, thus bringing in equality between the regulated and free environments; (b) generation auctions, with allocation of the hydrological risk to the generator and participation of trading companies, distributors and consumers; (c) decentralized auctions, through public bidding process, for contracting in the distribution market; (d) gradual opening up of the market to all consumers in the electricity sector; and (e) auctions of contractual remains of the distributor, with gains shared with consumers.

The following regulations are particularly important: (i) Normative Resolution No. 645 of December 19, 2014, published in the Federal Register on January 5, 2015, altering ANEEL's organizational structure. The Offices of Superintendent of Hydropower Management and Studies (SGH), Superintendent of Economic Regulation (SRE), Superintendent of Regulation of Commercial Services (SRC) and Superintendent of Planning and Management (SPG) were eliminated. The Offices of Superintendent of Economic Regulation and Market Studies (SRM) and Superintendent of Tariff Management (SGT) were created. (ii) Law No. 13,097, of January 19, 2015, originating from MP 656/2014, which implements Auctions A-0 and A-2 of existing energy and establishes the characteristics of SHPPs, expanding the limit of potential hydroelectric plants that require no authorization from ANEEL and only need to be registered with the concession granting authority, which is now 3,000 kW (from 1,000 kW earlier); (iii) Decree No. 8,401 of February 4, 2015, which establishes that the Electricity Trading Chamber (CCEE) must create and maintain the Centralized Account for Dynamic Pricing Funds to manage the funds obtained from the application of dynamic pricing implemented by ANEEL; (iv) MME Decree No. 39, which provides the guidelines and the system for carrying out Alternative Source Auctions of 2015 and amends article 9 of MME Decree No. 563 of October 17, 2014; (v) MME Decree No. 40 of February 27, 2015, which amends article 3 of MME Decree No. 653 of December 11, 2014, and also revokes the amendments to article 3, paragraph 2 of MME Decree No. 653 of December 11, 2014, in article 1 of MME Decree No. 12 of January 29, 2015; (vi) Dispatch No. 458 of February 27, 2015, authorizing the National Electricity System Operator (ONS) to sign with any agent authorized to import and/or export electricity, an agreement for use of the transmission system together with the use of transmission facilities aimed at international interconnections, through agreements of at least one day, while forbidding more than one agreement per week; (vii) Dispatch No. 477 of February 27, 2015, establishes the amount of the Electricity Service Inspection Fee (TFSEE) for electricity distribution agents with contractual anniversary in March 2015; (viii) Ratification Resolution No. 1,857 of March 2, 2015 establishes the annual quota amount of the Energy Development Account for 2015; (ix) Ratification Resolution No. 1,858 of March 2, 2015 approves the results of the extraordinary tariff revision of 2015 and determines energy tariffs (TE) and Tariffs for Use of Distribution Systems (TUSD) for electricity distribution concessionaires; (x) Decree No. 69 of March 16, 2015, establishes that ANEEL must hold, directly or indirectly, an Auction for Contracting Reserve Energy, entitled 1st Reserve Energy Auction, in 2015; (xi) Decree No. 70 of March 17, 2015, establishes that ANEEL must hold, directly or indirectly, an Auction for Contracting Reserve Energy, entitled 2nd Reserve Energy Auction, in 2015; (xii) Normative Resolution No. 654 of March 31, 2015 amends ANEEL's Normative Resolution No. 570 of July 23, 2013, which addresses retail electricity trading in the National Interconnected System (SIN); (xiii) Decree No. 119 of April 8, 2015, establishes that ANEEL must hold, directly or indirectly, an Auction for Contracting Reserve Energy, entitled 3rd Reserve Energy Auction, in 2015; (xiv) Normative Resolution No. 658 of April 20, 2015, establishes the obligation to deliver energy under Electricity Trading Agreements in the Regulated Contracting Environment (CCEAR) by availability from the New Energy Auctions, and the criteria for allocating costs arising from the operation of thermal power plants dispatched by merit order, whose Variable Unit Cost (CVU) is higher than the Price for the Settlement of Differences (PLD); and amends article 21, paragraph 4 of Normative Resolution No. 622 of August 19, 2014; (xv) Decree No. 8,437 of April 23, 2015, regulates the provisions of article 7, head paragraph, item XIV, clause “h”, and sole paragraph of Complementary Law No. 140 of December 8, 2011, to establish the types of projects and activities whose environmental licensing will be the responsibility of the Federal Government; (xvi) Dispatch No. 1,252 of April 30, 2015, rejects the request for recognition of waiver from responsibility for the periods of delay in construction work at the Pimental and Belo Monte sites; rejects the request to change the implementation schedule of the Belo Monte Hydroelectric Plant, proposed by Norte Energia S.A.;<0} recognizes and rejects the request for an injunction; and recognizes and rejects, on merit, the request from NESA as the right of petition; (xvii) Dispatch No. 1,249 of May 7, 2015, recognizes and rejects, on merit, the request for reconsideration by Energia Sustentável do Brasil S.A., maintaining the recognition of the waiver from responsibility for the delay in the implementation schedule of the Jirau Hydroelectric Power Plant, and ratifies moving the timetable to August 1, 2013; revokes ANEEL Dispatch No. 3,588 of October 22, 2013, making the decision void and suspending, for a determined period, the enforceability of financial settlement of the CCEAR of said Plant, giving the concessionaire the option to submit a proposed Statement of Commitment to calculate the respective obligations; (xviii) Dispatch No. 1,250 of May 4, 2015, recognizes and rejects, on merit, the request from Santo Antônio Energia S.A. (Saesa) to postpone the start of supply under the Electricity Trading Agreements in the Regulated Contracting Environment of the Santo Antônio Hydroelectric Plant, and recalculate the agreements so as to account for in the Free Contracting Environment the energy supplied during the period prior to the definitive operational startup of the transmission system; (xix) Dispatch No. 1,251 of May 4, 2015 recognizes and rejects, on merit, the request by Santo Antônio Energia S.A. (Saesa) for recognition of causes for waiver of responsibility, given the absence of causal link between the events reported and the capacity to perform the Electricity Trading Agreements in the Regulated Contracting Environment; (xx) Normative Resolution No. 666 of June 29, 2015 regulates the contracting of the use of transmission system in a permanent, flexible, temporary manner, and the reserve capacity, the methods for establishing charges, and revokes article 14 of ANEEL Resolution No. 281 of October 1, 1999, ANEEL Resolution No. 371 of December 29, 1999, ANEEL Normative Resolution No. 399 of April 13, 2010, ANEEL Normative Resolution No. 429 of March 15, 2011, and articles 5 and 6 of ANEEL Normative Resolution No. 422 of July 26, 2011; (xxi) Dispatch No. 1,840 of June 29, 2015 determines that the Electricity Trading Chamber (CCEE) amend the votes and membership contribution module to transfer to retailers the votes of generators with installed capacity equal to or greater than 50 MW not committed to regulated agreements and who choose to be represented by retailers; (xxii) Normative Resolution No. 673 of September 2, 2015, establishes the requirements and procedures to obtain authorization to explore the water potential with characteristics of a Small Hydroelectric Power Plant (SHPP); revokes Chapter VI of ANEEL Resolution No. 395 of December 4, 1998, ANEEL Resolution No. 652 of December 9, 2003, and the contrary provisions established in ANEEL Normative Resolution No. 343 of December 9, 2008; amends ANEEL Normative Resolution No. 395 of 1998 and ANEEL Normative Resolution No. 412 of October 5, 2010; (xxiii) Decree No. 556/2015 of December 29, 2015, recognizes the need to import electricity from Uruguay, as an exception and temporarily, through the Rivera Frequency Converters in the city of Rivera, Uruguay, Santana do Livramento and Jaguarão in the state of Rio Grande do Sul, and future Melo Converter in the city of Melo, Uruguay. (xxiv) Decree No. 555/2015 of December 29, 2015, approves the Ten Year Energy Expansion Plan (PDE 2024), available on the website of the Ministry of Mines and Energy (MME).

Distribution Segment

Significant economic, financial, technical and commercial regulations include the following, by date of publication: (i) REN No. 648/2015 – Approves the revision of Sub-module 2.4 of the Tariff Regulation Procedures (PRORET), which establish the methodology to determine the optimum capital structure and capital cost to be used to calculate the Periodical Tariff Reviews of electricity distribution concessionaires; (ii) REN No. 649/2015 - Approves Sub-module 6.8 of PRORET, related to Dynamic Pricing, and stipulates other measures; (iii) REN No. 650/2015 - Amends Module 7.1 of PRORET, which addresses the General Procedures for the Tariff Structure of Distribution Concessionaires; (iv) REN No. 652/2015 – Approves the revision of Sub-modules 3.1, 8.2 and 10.2 of PRORET, which determine the general procedures, order and conditions for carrying out the Annual Tariff Adjustment (RTA) of public electricity distribution concessionaires and licensees; (v) REN No. 657/2015 - Amends Module 7 of PRORET, which addresses the Tariff Structure of Distribution Concessionaires and stipulates other measures; (vi) REN No. 658/2015 – Establishes the obligation to deliver energy under CCEARs based on availability from New Energy Auctions and the criterion for allocating costs arising from the operation of thermal power plants dispatched by merit order, whose Variable Unit Cost is higher than the Price for the Settlement of Differences; (vii) REN No. 660/2015 - Amends Sub-modules 2.1, 2.2, 2.5, 2.6 and 2.7 of PRORET; (viii) REN No. 664/2015 – Approves the amendment to Modules 1, 6 and 8 of the Procedures for Electricity Distribution in the National Electricity System (PRODIST); (ix) REN No. 670/2015 – Improves Normative Resolution No. 414/2010 regarding approval of private projects and establishment of a construction schedule, and stipulates other measures; (x) REN No. 674/2015 – Approves the revision of the Manual of Control of the Electricity Sector Assets (MCPSE), instituted by Normative Resolution No. 367 of June 2, 2009; (xi) REN No. 683/2015 - Approves the Rules for Electricity Trading applicable to the Accounting and Settlement System (SCL); (xii) REN No. 684/2015 - Establishes the criteria for approval and other conditions for renegotiation of the hydrological risk of hydroelectric generation by agents participating in the Energy Reallocation Mechanism; (xiii) REN No. 685/2015 – Approves the revision of Sub-module 3.1 of PRORET, which establishes the general procedures for the Annual Tariff Adjustment of Distribution Concessionaires; (xiv) REN No. 686/2015 – Approves Sub-module 2.3 of PRORET, which defines the methodology of the Regulatory Remuneration Base of electricity distribution concessionaires; (xv) REN No. 687/2015 – Amends Normative Resolution No. 482 of April 17, 2012, and Modules 1 and 3 of PRODIST; (xvi) REN No. 688/2015 – Approves the revision of Module 5 of PRODIST and amends Normative Resolution No. 506 of September 4, 2012; (xvii) REN No. 689/2015 – Approves the revision of Sub-module 6.8 of PRORET, which addresses Dynamic Pricing; (xviii) REN No. 691/2015 – Regulates the release, by initiative of industry agent, of assets linked to energy generation, transmission and distribution services; (xix) REN No. 693/2015 – Establishes the criteria for applying the mechanism of compensation of electricity surpluses and deficits and the capacity under Electricity Trading Agreements arising from new generation projects; (xx) REN No. 694/2015 – Amends Sub-module 6.8 of PRORET and Normative Resolution No. 547 of April 16, 2013.

ELECTRICITY TARIFFS AND PRICES

Distribution Segment

Annual Tariff Adjustments (ATA) in 2015:

CPFL Paulista

Aneel Ratifying Resolution No. 1,871 of April 07, 2015 readjusted electric energy tariffs of CPFL Paulista by 41.45%, being 37.31% related to the Economic Adjustment and 4.14% as financial components outside the Tariff Readjustment. This Tariff Reajustment replaces the ETR, which corresponds to an average effect of 4.67% on consumer billings. The impact of the Parcel A (Energy, Transmission Charges and Sector Charges) in the readjustment was of 36.85% and of the Parcel B was of 0.46%. The calculation took into account the change in the Extraordinary Tariff Review occured in February 2015. The new tariffs came into force on April 08, 2015.

RGE

Aneel Ratifying Resolution No. 1,896 of June 16, 2015 has readjusted electric energy tariffs of RGE by 33.48%, being 24.99% related to the Tariff Readjustment and 8.50% as financial components outside the Tariff Readjustment. This Tariff Reajustment replaces the ETR, which corresponds to an average effect of -3.76 % on consumer billings. The new tariffs came into force on June 19, 2015.

CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa

On February 03, 2015, Aneel approved the indexes of Annual Tariff Adjustments 2015 of the distributors CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa distributors, as shown in the table below:

The new tariffs came into force on February 03, 2015.

2015 Extraordinary Tariff Review (ETR)

On February 27, ANEEL approved, through Resolution No. 1,858 / 2015, the Extraordinary Tariff Review - ETR of electricity distributors contended that such revision, among them the distributors CPFL Group. This ETR was necessary to restore the economic and financial balance of these concessionaries to meet the following facts: (i) increase the dollar rate to R$2,80/US$ and the tariff applied to the power purchase agreements with Itaipu HPP in 2015; (ii) increase in power purchase cost of the 2015 Adjustment Auction and 2014 Existing Energy Auction; (iii) significant increase in the CDE quota in 2015; and (iv) exclusion of financial component from the prediction of exposure/overcontracting. For the distributors CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista e CPFL Sul Paulista, ETR was needed to reflect the new CDE quota in 2015, to suit the dollar rate to pay for the energy purchased from Itaipu and to exclude the financial component from the prediction of exposure/overcontracting, because the other items had already been considered in the Annual Tariff Adjustment (ATA), in February 3, 2015. The new tariffs came into force on March 02, 2015.

The extraordinary tariff adjustments are shown, by distributor, in the following table:

On April 07, ANEEL changed, through Resolution No. 1,870 / 2015, the Extraordinary Tariff Review - ETR of the distributors CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari, CPFL Mococa, CPFL Santa Cruz. This correction was necessary to change the value of the monthly quotas of CDE – energy related to ACR, intended for repayment of loans contracted by CCEE in the management of ACR account. The rates resulting from this rectification entered into force on April 8, 2015.

The effect of the restatement of extraordinary tariff revisions in relation to the original ETR approved are shown, by distributor, in the following table:

Periodical Tariff Review Cycle

CPFL Piratininga

On October, the Regulatory Agency (ANEEL) ended the tariff review process of CPFL Piratininga. The change in methodology impacts positively Parcel B. The key factors of the tariff review are the addition of special obligations reward, the WACC increase from 7.50% to 8.09% and the increase of the net RAB (Regulatory Asset Basis). Thus, the Parcel B lifted 5.31% when compared to the old tariff (from R$ 717 Million to R$ 755 Million). About the accumulated Regulatory Assets and Liabilities (CVA), the transfer allowed by ANEEL is estimated in R$ 475 Million. In comparison with the Extraordinary Tariff Review (February, 2015), the averaged effect for consumer billings will be 21.11%, which represents 8.10% of Parcel A, 1.36% of Parcel B and 11.65% of financial components. The impact on high tension consumers billings will be 16.60%. On the other hand, the impact on low tension consumers billings will be 24.81%.

Find below the key topics about the result of CPFL Piratininga 4th TRPC:

Generation Segment

Electricity sale contracts of generators contain specific adjustment clauses, whose main index is the average annual variation measured by the IGP-M.  Contracts signed in the Regulated Contracting Environment (ACR) are indexed to the IPCA, and bilateral contracts signed by Enercan use a combination of dollar and IGP-M indexes.

3.       Operating Performance

ENERGY SALES

In 2015, sales to the captive market totaled 41,730 GWh, down 3.3% from 2014, while energy supplied to free clients, billed through the Distribution System Use Tariff (TUSD), fell 5.8% to 15,829 GWh. These reductions reflect the turmoil of the macroeconomic scenario, which has resulted in the drop in industrial production, lower sales volume of retail trade and reducing real income mass. As such, sales in the concession area, made through the distribution segment, decreased by 4.0% to 57,558 GWh.

It is noteworthy the performance of the residential and commercial segments, which together accounted 45.4% of total consumption in the concession area of the Group's distributors:

•       Residential and commercial segments: 2.0% and 1.0% decrease, respectively. This performance reflects the changes in the labor market, with the hike of unemployment, the decrease of the volume in real income and the increase in electricity tariffs. These classes were also negatively impacted by milder temperatures.

•       Industrial segment: down 6.9%, reflecting weaker performance of the economic activity and the fall of the business confidence in the industry recently and excessive inventories observed in the industry in recent months.

Commercialization and generation sales (excluding related parties) came to 17,033 GWh, up 3.7% due to reduced sales by our Commercialization arm in bilateral contracts.   In recent years, CPFL Brasil has been focusing its energy sales efforts on special clients that acquire energy from alternative sources. The number of free and special clients in the portfolio came to 246 in December 2015.

PERFORMANCE IN THE ELECTRICITY DISTRIBUTION SEGMENT

The Group maintained its strategy of encouraging the dissemination and sharing of best management and operational practices at its distributors in an effort to increase operational efficiency and improve the quality of services provided to clients.

Find below the results posted by distributors in the main indicators that measure quality and reliability of power supply.  The Equivalent Duration of Interruptions (SAIDI) measures the average duration, in hours, of interruptions suffered by consumers in the year, while the SAIFI (Equivalent Frequency of Interruptions) measures the average number of interruptions suffered per consumer per year.

PERFORMANCE IN THE ELECTRICITY GENERATION SEGMENT

In 2015, CPFL Energia continued its expansion in the Generation segment, with a 0.1% increase in installed capacity, from 3,127 MW to 3,129 MW, considering its 51.6% interest in CPFL Renováveis.  This increase was driven by the expansion of CPFL Renováveis.

On December 31, 2015, the portfolio of CPFL Renováveis totaled 1,802 MW of installed capacity in operation, comprising 38 SHPPs (399 MW), 34 wind farms (1,032 MW), 8 biomass-powered thermal power plants (370 MW) and 1 solar plant (1 MW). Still under construction are 11 wind farms (282 MW) and 2 SHPPs (51 MW), whose startup schedule is: 255 MW in 2016, 51.3 MW in 2018 and 26.5 MW in 2020.

In April 2015, the Morro dos Ventos II wind farm, located in the city of João Câmara (Rio Grande do Norte), started operating with installed capacity of 29.2 MW, eight months ahead of schedule.

4.       Economic and Financial Performance

The Management’s comments on economic and financial performance and the operating results should be read together with the financial statements and notes to the financial statements.

Operating Revenues

Net operating revenues, excluding revenue from the construction of concession infrastructure, grew 17.1% (R$2,798 million), reaching a total of R$19,159 million, mainly due to the: (i) 21.6% increase in the Distribution segment (R$2,761 million), driven by tariff adjustments applied during the year and by the increase of the balance of sectoral financial assets; (ii) 28.5% increase in Generation from Renewable Sources (R$280 million), reflecting the commercial start-up of new projects.  These effects were partially off-set by the decrease of 20.8% (R$ 150 million) and 4.9% (R$ 92 million) observed in Conventional Generation and Commercialization and Services segments, respectively, mainly due to lower prices in the spot market.

It is important to note that a portion of sales by these generation projects is made to other CPFL Group companies and the corresponding revenue is eliminated in the consolidated report.

Operating Cash Flow - EBITDA

EBITDA is a non-accounting measurement calculated by Management as the sum of income, taxes, financial income/loss, depreciation and amortization. This measurement serves as an indicator of management performance and is usually monitored by the market.  Management complied with the concepts of CVM Instruction 527 of October 4, 2012, while calculating this non-accounting measurement.

Reconciliation of Net Income and EBITDA
	2015	2014
Net Income	875,277	886,443
Depreciation and Amortization	1,281,038	1,161,145
Financial Income/Loss	1,014,520	1,089,454
Social contribution	160,162	168,989
Income tax	419,015	454,871
EBITDA	3,750,012	3,760,903

Operating cash flow, as measured by EBITDA, came to R$3,750 million, a decrease of 0.3% (R$ 11 million), mainly due to a 25.1% increase in costs with energy purchase and sector charges (R$ 2,669 million) and by the variation of R$ 14.7% in operating costs, including expenses with private pension fund (R$ 296 million). These effects were off-set by the increase of 17.1% in net revenue, excluding income from construction of concession infrastructure, in the amount of R$ 2,798 million, especially due to the variation in financial sector assets (R$1,596 million), and the increase in equity income (R$ 157 million).

Net Income

In 2015, Net Income came to R$875 million, down 1.3% (R$ 11 million), mainly due to the increase in depreciation and amortization (R$ 120 million), particularly due to the startup of new generation projects of CPFL Renováveis, and the 0.3% decrease in EBITDA (R$ 11 million). These effects were partially offset by a decrease in net financial expenses (R$ 75 million) and income tax and social contribution (R$ 45 million).

Allocation of Net Income from the Fiscal Year

The Company’s Bylaws require the distribution of at least 25% of net income adjusted according to law, as dividends to its shareholders.  The proposal for allocation of net income from the fiscal year is shown below:

Minimum Mandatory Dividend (25%)

The Board of Directors propose the payment of R$ 205 million in dividends to holders of common shares traded on the BM&FBovespa – Bolsa de Valores, Mercadorias e Futuros S.A. (BM&FBOVESPA). This proposed amount corresponds to R$ 0.206868475 per share, related to the year 2015.

Statutory Reserve – Strengthening of Working Capital

For this fiscal year, considering the current adverse economic scenario and the uncertainties regarding market projections for distributors due to energy efficiency campaigns and extraordinary tariff increases occurred during the year 2015, the Company’s Management proposes the allocation of R$ 393 million to the statutory reserve – strengthening of working capital.

Stock Dividend for Shareholders

To strengthen the Company’s capital structure, the Board of Executive Officers meeting held on March 7, 2016, recommended that the Board of Directors propose to the Shareholders Meeting the capitalization of the balance of the statutory reserve – strengthening of working capital, through the issue of new shares to shareholders. This proposal will be submitted for approval by the Extraordinary Shareholders Meeting called for April 29, 2016.

Debt

At the close of 2015, gross financial debt (including derivatives) came to R$19,489 million, up 5.0%. Cash and cash equivalents totaled R$5,863 million, up 30.4%. As such, net debt decreased 2.8% to R$13,806 million.

The increase in financial debt was to support the strategic expansion of the Group’s business, such as financing for greenfield projects conducted by CPFL Renováveis.  Furthermore, however, CPFL Energia adopts a pre-funding strategy whereby it anticipates funding of debt that matures in 18 to 24 months.

The nominal cost of debt increased 2.4 percentage points to 12.6% per year due to the hike in the Selic interest rate, while average debt term is 3.61 years.

5.       Investments

In 2015, investments of R$ 1,428 million were made in business maintenance and expansion, of which R$ 868 million was directed to distribution, R$ 500 million to generation (R$ 493 million to CPFL Renováveis and R$ 7 million to conventional generation) and R$ 58 million to commercialization and services. In addition, we invested R$ 37 million in the construction of CPFL Transmissão’s  transmission lines and,  according to the requirements of IFRIC 12, it was recorded as “Financial Asset of Concession” in non current assets. CPFL Energia also recorded R$ 255 million in Special Obligations in the fiscal year, among other items financed by the consumer.

CPFL Energia’s investments in 2015 include:

  Distribution: investments in expansion, maintenance, improvement, automation, modernization and strengthening the electricity system to meet market growth, in operational infrastructure, customer service and research and development programs, among other areas. On December 31, 2015, our distributors had 7.8 million customers (growing by 166 thousand customers), and our distribution network consisted of 247,422 kilometers of distribution lines (adding 6,478 kilometers of lines), including 369,526 distribution transformers (adding 15,804 transformers). Our eight distribution subsidiaries had 9,986 kilometers of high voltage distribution lines of between 34.5 kV and 138 kV (adding 105 kilometers of lines). On that date, we had 453 transformer substations, from high voltage to medium voltage, for subsequent distribution (8 substations down), with total transformer capacity of 14,865 MVA (adding 294 MVA);
  Generation: investments were mainly focused on the Morro dos Ventos II Wind Complex, which began operations on April, 2015 and the Campo dos Ventos, São Benedito and Pedra Cheirosa Wind Complexes and the Mata Velha SHPP, which are still under construction.

6.       Corporate Governance

The corporate governance model adopted by CPFL Energia ("CPFL" or "Company") and its subsidiaries is based on the principles of transparency, equity, accountability and corporate responsibility.

In 2015, CPFL marked 11 years since being listed on the BM&FBovespa and the New York Stock Exchange (“NYSE”).  With more than 100 years of history in Brazil, the Company’s shares are listed on the Novo Mercado Special Listing Segment of the BM&FBovespa with Level III ADRs, a special segment for companies that comply with corporate governance best practices.  All CPFL shares are common shares, entitling all shareholders the right to vote with 100% Tag Along rights guaranteed in case of sale of shareholding control.

CPFL’s Management is composed of the Board of Directors (Board), its decision-making authority, and the Board of Executive Officers, its executive body.  The Board is responsible for defining the strategic business direction of the holding company and subsidiaries, and is composed of 7 external members, one of whom an Independent Member, whose term of office is 1 year and who are eligible for reelection.

The Bylaws of the Board establishes the procedures for evaluating the directors, under the leadership of the Chairman, their main duties and rights.

The Board set up three advisory committees (Risk Management Processes, People Management and Related Parties), all coordinated by a director, which support the Board in its decisions and monitor relevant and strategic themes, such as people and risk management, sustainability, the surveillance of internal audits and analysis of transactions with Parties Related to controlling shareholders and handling of incidents recorded through complaint hotlines and ethical conduct channels.

To ensure that best practices permeate all activities of the Board and its relations with the Company while the Board members are focused on their decision-making functions, in 2006 the Company created the Board of Directors Advisory Council, which reports directly and solely to the Chairman of the Board. In 2015, the name was changed to Corporate Governance Advisory.

This Advisory Council acts as the guardian of best practices to ensure compliance with Governance Guidelines; speed of communication between the Company and its Board members; quality and timeliness of information; integration and evaluation of members of the Board of Directors and the Audit Board; constant improvement of governance processes and institutional relations with government authorities and entities.

In May 2015, the Board of Executive Officers’s structure was reformulate, according to the Governance Guidelines. The Bylaws change, approved by the Board of Directors in April, 29 2015, established a new Vice President position, under the management of the Chief Executive Officer, increasing the number of Vice Presidents from 5 to 6, all of them guided by the Sucession Plan. The Vice Presidents are elected for two years, eligibles for reelection, responsibles for executing the strategy of CPFL and its subsidiaries as defined by the Board of Directors in line with governance guidelines.  Thus, CPFL Energia aims to create the basis to consolidate itself as the Brazilian electric sector leader, always aiming the efficient management and looking for opportunities to create sustainable value for all its shareholders.

CPFL has a permanent Audit Board, made up of 5 members, that also exercises the duties of the Audit Committee, in line with Sarbanes-Oxley law (SOX) rulings applicable to foreign companies listed on U.S. stock exchanges.

The guidelines and documents on corporate governance are available at the Investor Relations website http://www.cpfl.com.br/ri.

7.       Capital Markets

The shares of CPFL Energia, which currently has a free float of 31.9%, are listed both on the São Paulo Stock Exchange (BM&FBovespa) and the New York Stock Exchange (NYSE). In 2015, CPFL Energia shares depreciated 15.3% on the BM&FBovespa and depreciated 45.3% on the NYSE, closing the year at R$15.18 per share and US$7.42 per ADR, respectively. The average daily trading volume in 2015 was R$38.0 million, of which R$24.3 million on the BM&FBovespa and R$13.7 million on the NYSE, representing an decrease of 0.6% over 2014. Number of trades on the BM&FBovespa increased 8.1%, from a daily average of 5.535 trades in 2014 to 5,984 in 2015.

8.       Sustainability and Corporate Responsibility

CPFL Energia rolls out initiatives aimed at generating value for all its stakeholders and to mitigate the impacts of its operations by managing the economic, environmental and social risks associated with its business.  Following are the highlights from the year:

Sustainability platform: it is sustainability management tool integrated to the strategic planning of the CPFL Group. It addresses the following: a) Relevant topics for conducting business, defined in consultation with stakeholders; b) Value levers related to the topics; c) Corporate strategic indicators, with performance targets for the short and medium term.

Sustainability Committee: main internal body for sustainability governance, also responsible for monitoring the Platform.

Ethics Management and Development System (SGDE):  the revision of the Code of Ethics was concluded at the end of 2015, to align it with the changes that were happening in society and the business environment. The new Code of Ethics was approved by the board of directors and will be implemented in 2016 across the CPFL Energia Group, together with the updated Ethics Management and Development System. In 2015 there were ten Ethics Committee meetings were held, which addressed matters related to the dissemination of ethical guidelines, and also analyzed proposals, suggestions and reports of violation of the Code in force.

Human Resource Management: the company ended 2015 with 9,584 employees (8,838 in 2014), with turnover of 19.90% (23.40% in 2014). The Group companies maintained their management and training programs, focused on developing strategic business skills, leadership succession, productivity and occupational health and safety. Average training hours per employee stood at 59.6 (78.4 in 2014), above the 2015 Sextant Survey average of 51 hours. Also this year, for the fourteenth consecutive year CPFL Energia was included in the “Best Places to Work in Brazil” ranking published by Guia Você S/A / Exame, scoring improvements in Knowledge Management, Electricians School and Talent Management, with one more batch of professionals with the potential to occupy leadership positions.

Value Network: in 2015, 81 supplier companies participated and 5 bimonthly meetings were held, which addressed the following issues: 2015 objectives of the Value Network, supplier management, strategies for sustainability, challenges of the electricity sector, outsourcing, BRR investment plans for 2015/2016, "Energy in the Cities of the Future" project, electric mobility, solar roofing, innovation and overcoming challenges, with a lecture by Amyr Klink.

Community relations: (i) Culture – important partnerships, such as with CDP (Carbon Disclosure Project) and the municipal government of Campinas, guided debates on the environment and new sources of energy in the country, which were presented at the Contemporary Invention program.  These and other meetings were recorded, edited, published on social media and on the website www.cpflcultura.com.br and will also be shown on TV Cultura. In addition to debates, free to the public and transmitted live, the CPFL Cultura Institute also organized free movie sessions in 2015 in honor of renowned directors, such as Spike Jonze, Wes Anderson and Richard Linklater, classical music concerts, and took the CPFL Art and Culture Circuit to the interior region of São Paulo, which included exhibition of Brazilian films, documentaries and sustainability workshops in partnership with the Cinesolar project, a travelling theater powered by solar power; (ii) Program for Revitalization of Philanthropic Hospitals – implemented in 2005, it aims to improve the administrative performance of philanthropic hospitals and improve their services to the community.  In 2015, the Program acted on two fronts: continuation of training programs on hospital management, serving 20 hospitals in the regions of Barretos and Marilia; and working together with the Regional Committee of Ribeirão Preto, consisting of Philanthropic Hospitals trained in previous phases of the Program. Investments in 2015 came to R$750,000; (iii) Support to Municipal Councils for the Rights of Children and Adolescents – CMDCA (1% of Income Tax) – In 2015, the Group companies donated R$261,000 to the Municipal Fund for Children and Adolescents. These funds will support the Action Plans resulting from the situational diagnosis carried out in 2015. Of the nine Councils supported in 2014, Ribeirão Claro/PR and São José do Rio Pardo/SP completed the diagnosis and presented consistent action plants and hence the amount available, which is much lower than in previous years, was allocated to these two cities; (iv) Support to Municipal Councils for the Rights of the Elderly – CMDI (1% of Income Tax) – In 2015, a sum of R$261,000 was donated to the Elderly Fund of Veranópolis (Rio Grande do Sul) to support the continuation of diagnosis, stage 2 of the Project "City for All Ages", started in 2015; (v) National Program to Support Oncological Services – PRONON (1% of Income Tax) – in 2015, CPFL donated R$261,000 to the Centro Infantil Boldrini. PRONON’s mission is to raise and channel funds to cancer prevention and combat initiatives; (vi) National Program for Healthcare of the Disabled (PRONAS / PCD) – in 2015, CPFL donated R$261,000 to Specialized Rehabilitation Center SORRI-BAURU; (vii) Volunteering – consolidation of the Semear Program, which has ongoing actions with greater sharing of value. In 2015, there were 72 actions involving approximately 3,000 volunteers. The actions organized in 13 cities of the concession area benefitted approximately 60,000 people. The program saw a few milestones, such as the training module applied in the Leadership Trail and the launch of Semear's social network (V2V – Volunteer to Volunteer). (viii) Energy Efficiency (0.5% of Net Operating Revenue) – more than R$59.8 million were invested, including R$39.3 million on projects targeted at consumers with lower purchasing power, which resulted in the regularization of 1,503 customers, replacement of 8,412 refrigerators, 134,754 light bulbs with more efficient models (LED) and installation of 3,582 solar heaters, 3,500 heat exchangers and 7,376 E-Power electronic controllers to reduce shower consumption.  The Company also implemented educational projects, CPFL nas Escolas and the Program  for Energy Efficiency Education in Industries (PEEE), at 235 municipal and state government schools, training 23,940 students, 1,039 teachers in 87 cities at an investment of more than R$5.4 million.  In addition, 36 public buildings, 39 schools and 13 hospitals here made energy efficient at an investment of over R$7.3 million, in addition to three water supply services and four industries, at a total investment of more than R$2.3 million. (ix) Electrician School – mission is to train a group of skilled electricians and mitigate the risks of a labor blackout.  It is also a social investment as it offers free training for the labor market, while also training future employees before hiring them. Until 2015, we had trained 173 new electricians, of whom 112 were hired; and (x) SENAI Apprentice – program created in 2012 and maintained in the same format until 2015. The program trains youth through the SENAI School and at the end of training, those with the best performance in the program are hired for available vacancies.  Until 2015, 89 youth had been trained and 41 hired by CPFL. In 2016, CPFL plans to expand its partnership with vocational schools approved by the Ministry of Education and open new batches for electrician training using PRONATEC funds.

Environmental management: (i) CPFL Energia’s 2014 inventory of Greenhouse Gas (GHG) emissions was awarded a gold medal by the Brazilian GHG Protocol Program; (ii) the company’s shares were once again included in the Dow Jones Sustainability Emerging Markets Index. CPFL Energia’s shares were also included, for the eleventh consecutive year, in the Corporate Sustainability Index (ISE) of the BM&FBovespa for 2016; and (iii) each Group company implemented projects to mitigate the social and environmental impacts of its projects, notably:

Energy generation - Foz do Chapecó HPP – (i) In 2015, 148,000 curimbatá and gold fish fry were released into the Uruguay River to repopulate it. The fry were produced at the Fish Farming Station of Águas de Chapecó through a partnership between the company and the Goio-En Institute; (ii) the fishermen associations benefitted by the Fishermen Support Program participated in technical visits to learn new techniques in fish farming and processing. The visits, sponsored by Foz do Chapecó Energia, received technical supervision from SEBRAE and Emater; (iii) The external audit of the certifications for the FCE Integrated Management System (ISO 9001, ISO 14001 and OHSAS 18001) was carried out in November 2015 by certifying authority BSI, which recommended maintenance of the certifications obtained by the company; Companhia Energética Rio das Antas (Ceran) – has an Integrated Management System at its headquarters and its plants (Monte Claro, Castro Alves and 14 de Julho).  The System meets the requirements of the ISO 9001:2008, ISO 14001:2004 and OHSAS 18001:2007 standards, and its certificates are valid through January 2018; Campos Novos HPP (Enercan) – (i) In 2015, ENERCAN supported a number of actions for the region's development in the cultural, social, environmental and economic spheres, supporting 31 projects, generating 500 direct, indirect or temporary jobs, and benefitting over 36,000 people. One of these projects, Environmental Protectors, is implemented in partnership with the Environmental Military Police and trains students to act as multipliers of environmental preservation; (ii) for the fourth consecutive year, ENERCAN implemented the Permanent Preservation Area (PPA) Conservation Project in partnership with people living near the reservoir of the Campos Novos HPP, rewarding the five best initiatives; (iii) in partnership with Epagri, Senar and Agriculture Departments, ENERCAN supported fruit and fish farming projects to contribute to the development of the local economy and provide an alternative for farmers in the region to earn income. In addition to financial support from Enercan, participants receive free courses on cooperativism, associativism, rural property management, entrepreneurship, as well as training on specific skills such as production and handling techniques; Barra Grande HPP (BAESA) – (i) in 2015, the Social and Environmental Responsibility Program supported 40 projects in cities within the area of influence of the Barra Grande HPP. Focused on income generation, environment, culture, sports, public safety and social development, the projects received investments of R$424,000 from the company, and another R$1.2 million from shareholders and local partners; (ii) implementation of the 4th edition of the Program to

Encourage Conservation of the Permanent Preservation Area of the Reservoir, which recognizes actions by inhabitants of the region to preserve the vegetation. In 2015, ten inhabitants were awarded in a ceremony held during BAESA's 8th Sustainability Week, an event conducted every year to showcase the social and environmental projects implemented in cities within the area of influence of the Barra Grande HPP. (iii) The ISO 14001 and OHSAS 18001 certifications were maintained after an external audit, which verified the effective functioning of the Integrated Management System; (iv) BAESA set up a Community Advisory Council to strengthen dialogue with the community living around the Barra Grande HPP. The goal is for institutions to promote debates to determine the investments in health, education, safety and environmental protection in the cities of the region; (v) BAESA's transparency and correct statement of greenhouse gas emissions (GHG) earned it the Gold Seal of the GHG Protocol. The Gold Seal is the highest honor conferred by the Program and attests to the transparency of information provided in BAESA's 2014 Inventory.

Energy distribution – (i) continuation of the Urban Road Forestation Program, with the donation of seedlings to municipal authorities in the state of São Paulo; (ii) its Advanced Stations are periodically assessed for environmental risks and legal requirements, a ranking system is set and an action plan is drawn up for improvements; (iii) for environmental emergencies, distributors have agreements with a specialized company and have environmental insurance.  For minor incidents, Advanced Stations and vehicles equipped with hydraulic devices carry environmental emergency kits for immediate use; (iii) CPFL Paulista launched the Arborização + Segura (Safer Forestation) Project to revitalize urban forestation in partnership with the cities in its concession area.

9.       Independent Auditors

Deloitte Touche Tohmatsu Auditores Independentes (Deloitte) was hired by CPFL Energia to provide external audit services for the Company’s financial statements. In accordance with CVM Instruction 381/03, we inform that Deloitte did not provide, in 2015, any services not related to audit, whose fees were more than 5% of all fees received for this service.

In the fiscal year ended December 31, 2015, apart from the audit of financial statements and review of interim information, Deloitte provided the following audit services:

As can be seen, the CPFL Energia did not hire Deloitte to provide non-audit services in fiscal year 2015.

As a policy, CPFL Energia does not hire independent auditors to provide non-audit services. The hiring of independent auditors, in accordance with the Bylaws, is recommended by the Fiscal Council, and the Board of Directors deliberates on the selection or removal of independent auditors.

The Management of CPFL Energia declares that all the services were provided strictly in accordance with the standards that deal with the independence of independent auditors in audit work and did not represent situations that could affect the independence and objectivity required by Deloitte to carry out external audit services.

10.       Acknowledgements

The Management of CPFL Energia thanks its shareholders, customers, suppliers and communities in the areas of operations of its subsidiaries for their trust in the company in 2015. It also thanks, in a special way, its employees for their competence and dedication in meeting the objectives and targets set.

The Management

For more information on the performance of this and other companies of the
CPFL Energia Group, visit www.cpfl.com.br/ir.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

Annual Social Report - 2015 / 2014 (*)
Company: CPFL Energia S.A. Consolidated

1 - Basis for Calculation	2015 Value (R$ thousand)			2014 Value (R$ thousand)
Net Revenues (NR)	20,205,869			17,305,942
Operating Result (OR)	1,454,454			1,510,304
Gross Payroll (GP)	782,645			684,724
2 - Internal Social Indicators	Value (thousand)	% of GP	% of NR	Value (thousand)	% of GP	% of NR
Food	72,660	9.28%	0.36%	61,294	8.95%	0.35%
Mandatory payroll taxes	205,699	26.28%	1.02%	185,320	27.06%	1.07%
Private pension plan	42,840	5.47%	0.21%	38,630	5.64%	0.22%
Health	45,960	5.87%	0.23%	39,364	5.75%	0.23%
Occupational safety and health	2,750	0.35%	0.01%	3,193	0.47%	0.02%
Education	2,550	0.33%	0.01%	2,223	0.32%	0.01%
Culture	0	0.00%	0.00%	0	0.00%	0.00%
Trainning and professional development	7,054	0.90%	0.03%	7,742	1.13%	0.04%
Day-care / allowance	1,073	0.14%	0.01%	969	0.14%	0.01%
Profit / income sharing	52,772	6.74%	0.26%	62,283	9.10%	0.36%
Others	7,260	0.93%	0.04%	6,885	1.01%	0.04%
Total - internal social indicators	440,618	56.30%	2.18%	407,903	59.57%	2.36%
3 - External Social Indicators	Value (thousand)	% of OR	% of NR	Value (thousand)	% of OR	% of NR
Education	7	0.00%	0.00%	125	0.01%	0.00%
Culture	11,123	0.76%	0.06%	8,723	0.58%	0.05%
Health and sanitation	450	0.03%	0.00%	346	0.02%	0.00%
Sport	1,665	0.11%	0.01%	1,373	0.09%	0.01%
War on hunger and malnutrition	0	0.00%	0.00%	0	0.00%	0.00%
Others	9,569	0.66%	0.05%	6,455	0.43%	0.04%
Total contributions to society	22,814	1.57%	0.11%	17,022	1.13%	0.10%
Taxes (excluding payroll taxes)	12,763,719	877.56%	63.17%	4,911,425	325.19%	28.38%
Total - external social indicators	12,786,533	879.13%	63.28%	4,928,447	326.32%	28.48%
4 - Environmental Indicators	Value (thousand)	% of OR	% of NR	Value (thousand)	% of OR	% of NR
Investments relalated to company production / operation	27,482	1.89%	0.14%	31,837	2.11%	0.18%
Investments in external programs and/or projects	59,895	4.12%	0.30%	57,625	3.82%	0.33%
Total environmental investments	87,377	6.01%	0.43%	89,462	5.92%	0.52%
Regarding the establishment of "annual targets" to minimize residues, the consumption in production / operation and increase efficiency in the use of natural resources, the company:	( ) do not have targets ( ) fulfill from 51 to 75% ( ) fulfill from 0 to 50% (X) fulfill from 76 to 100%			( ) do not have targets ( ) fulfill from 51 to 75% ( ) fulfill from 0 to 50% (X) fulfill from 76 to 100%
5 - Staff Indicators		2015			2014
Nº of employees at the end of period		9,885			9,136
Nº of employees hired during the period		2,257			2,405
Nº of outsourced employees		ND			NA
Nº of interns		169			188
Nº of employees above 45 years age		2,148			2,107
Nº of women working at the company		2,224			2,146
% of management position occupied by women		8.77%			9.94%
Nº of Afro-Brazilian employees working at the company		1,969			1,684
% of management position occupied by Afro-Brazilian employees		2.34%			1.17%
Nº of employees with disabilities		344			289
6 - Relevant information regarding the exercise of corporate citizenship		2015			2014
Ratio of the highest to the lowest compensation at company		17.92			21.03
Total number of work-related accidents		54			54
Social and environmental projects developed by the company were decided upon by:	( ) directors	(X) directors and managers	( ) all employees	( ) directors	(X) directors and managers	( ) all employees
Health and safety standards at the workplace were decided upon by:	( ) directors and managers	( ) all employees	(X) all + Cipa	( ) directors and managers	( ) all employees	(X) all + Cipa
Regarding the liberty to join a union, the right to a collective negotiation and the internal representation of the employees, the company:	( ) does not get involved	( ) follows the OIT rules	(X) motivates and follows OIT	( ) does not get involved	( ) follows the OIT rules	(X) motivates and follows OIT
The private pension plan contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
The profit / income sharing contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
In the selection of suppliers, the same ethical standards and social / environmental responsibilities adopted by the company:	( ) are not considered	( ) are suggested	(X) are required	( ) are not considered	( ) are suggested	(X) are required
Regarding the participation of employees in voluntary work programs, the company:	( ) does not get involved	( ) supports	(X) organizes and motivates	( ) does not get involved	( ) supports	(X) organizes and motivates
Total number of customer complaints and criticisms:	in the company	in Procon	in the Courts	in the company	in Procon	in the Courts
	2,025,091	1,947	6,323	1,964,743	1,386	6,025
% of complaints and criticisms attended to or resolved:	in the company	in Procon	in the Courts	in the company	in Procon	in the Courts
	100%	100%	137.6%	100%	100%	5.8%
Total value-added to distribute (R$ thousand):	In 2015	17,366,310		In 2014	8,766,905
Value-Added Distribution (VAD):	74,3% government 5,2% employees 1,0% shareholders 15,4% third parties 4,1% retained			57,5% government 9,3% employees 8,7% shareholders 23,1% third parties 1,4% retained
7 - Other information
Responsible: Sergio Luis Felice, phone: +55 19 3756-8018, slfelice@cpfl.com.br
(*) Information not reviewed by the independent auditors

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

Notes to Financial Statements

CPFL ENERGIA S.A.
Statement of Financial Position as of December 31, 2015 and 2014
(in thousands of Brazilian reais)
		Parent company		Consolidated
ASSETS	Note	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014 (*)

CURRENT ASSETS
Cash and cash equivalents	5	424,192	799,775	5,682,802	4,357,455
Consumers, concessionaires and licensees	6	-	-	3,174,918	2,251,124
Dividends and interest on capital	13	1,227,590	942,367	91,392	54,483
Securities		-	-	23,633	5,324
Taxes recoverable	7	72,885	49,071	475,211	329,638
Derivatives	35	70,153	-	627,493	23,260
Sector financial asset	8	-	-	1,464,019	610,931
Materials and Supplies		-	-	24,129	18,505
Leases	10	-	-	12,883	12,396
Concession financial asset	11	-	-	9,630	540,094
Other receivables	12	942	976	922,541	1,011,495
TOTAL CURRENT ASSETS		1,795,763	1,792,189	12,508,652	9,214,704

NONCURRENT ASSETS
Consumers, concessionaires and licensees	6	-	-	128,946	123,405
Associates, subsidiaries and parent company	32	2,814	12,089	84,265	100,666
Escrow Deposits	22	630	546	1,227,527	1,162,477
Taxes recoverable	7	-	-	167,159	144,383
Sector financial assets	8	-	-	489,945	321,788
Derivatives	35	-	-	1,651,260	584,917
Deferred tax assets	9	140,389	150,628	334,886	938,496
Advance for future capital increase	13	52,680	55,157	-	-
Leases	10	-	-	34,504	35,169
Concession financial asset	11	-	-	3,597,474	2,834,522
Investments at cost		-	-	116,654	116,654
Other receivables	12	14,919	15,818	560,014	388,828
Investments	13	6,940,036	6,290,998	1,247,631	1,098,769
Property, plant and equipment	14	1,215	843	9,173,217	9,149,486
Intangible assets	15	24	18	9,210,338	8,930,171
TOTAL NONCURRENT ASSETS		7,152,706	6,526,098	28,023,819	25,929,732

TOTAL ASSETS		8,948,469	8,318,287	40,532,471	35,144,436

(*) Balances include the effect presented in note 13.4.

The accompanying notes are an integral part of these financial statements.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

CPFL ENERGIA S.A.
Statement of Financial Position as of December 31, 2015 and 2014
(in thousands of Brazilian reais)
		Parent company		Consolidated
LIABILITIES AND EQUITY	Note	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014 (*)

CURRENT LIABILITIES
Trade payables	16	1,157	791	3,161,210	2,374,147
Interest on debts	17	38,057	-	118,267	97,525
Interest on debentures	18	-	15,020	232,227	293,108
Borrowings	17	935,196	-	2,831,654	1,093,500
Debentures	18	-	1,289,386	458,165	2,042,075
Private pension plan	19	-	-	802	85,374
Regulatory charges	20	-	-	852,017	43,795
Taxes, fees and contributions	21	747	1,859	653,342	436,267
Dividends and interest on capital payable	25	212,531	13,555	221,855	19,086
Estimated payroll		-	-	79,924	70,252
Derivatives	35	981	-	981	38
Sector financial liability	8	-	-	-	21,998
Use of public asset	23	-	-	9,457	4,000
Other payables	24	18,041	17,877	904,971	835,941
TOTAL CURRENT LIABILITIES		1,206,708	1,338,488	9,524,873	7,417,104

NONCURRENT LIABILITIES
Trade payables	16	-	-	633	633
Interest on debts	17	-	-	120,659	60,717
Interest on debentures	18	-	-	16,487	-
Borrowings	17	-	-	11,592,206	9,426,634
Debentures	18	-	-	6,363,552	6,136,400
Private pension plan	19	-	-	474,318	518,386
Deferred tax liabilities	9	-	-	1,432,594	1,401,009
Provision for tax, civil and labor risks	22	1,635	725	569,534	508,151
Derivatives	35	-	-	33,205	13,317
Use of public asset	23	-	-	83,124	80,992
Provision for equity interest losses	13	33,969	-	-	-
Other payables	24	31,961	35,540	191,148	183,766
TOTAL NONCURRENT LIABILITIES		67,565	36,264	20,877,460	18,330,004

EQUITY	25
Issued capital		5,348,312	4,793,424	5,348,312	4,793,424
Capital reserves		468,082	468,082	468,082	468,082
Legal reserve		694,058	650,811	694,058	650,811
Statutory reserve - concession financial asset		585,451	330,437	585,451	330,437
Statutory reserve - working capital improvement		392,972	554,888	392,972	554,888
Accumulated comprehensive income		185,321	145,893	185,321	145,893
		7,674,196	6,943,535	7,674,196	6,943,535
Equity attributable to noncontrolling interests		-	-	2,455,942	2,453,794
TOTAL EQUITY		7,674,196	6,943,535	10,130,138	9,397,329

TOTAL LIABILITIES AND EQUITY		8,948,469	8,318,287	40,532,471	35,144,436

(*) Balances include the effect presented in note 13.4.

The accompanying notes are an integral part of these financial statements.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

CPFL ENERGIA S.A.

Statement of income for the years ended on December 31, 2015 and 2014
(in thousands of Brazilian reais, except for earnings per share)
		Parent company		Consolidated
	Note	2015	2014	2015	2014

Net operating revenue	27	1,157	61	20,205,869	17,305,942
Cost of electric energy services
Cost of electric energy	28	-	-	(13,311,747)	(10,643,130)
Operating cost	29	-	-	(1,907,197)	(1,672,359)
Services rendered to third parties	29	-	-	(1,049,101)	(946,052)

Gross operating income		1,157	61	3,937,825	4,044,401
Operating expenses	29
Sales expenses		-	-	(464,583)	(402,698)
General and administrative expenses		(29,911)	(26,175)	(863,499)	(773,630)
Other operating expense		-	-	(357,653)	(328,000)

Income from electric energy service		(28,754)	(26,114)	2,252,090	2,540,073

Equity in subsidiaries	13	926,951	1,011,185	216,885	59,684
Finance income (expense)	30
Income		74,854	117,855	1,558,047	890,436
Expense		(97,802)	(143,319)	(2,572,567)	(1,979,890)
		(22,948)	(25,464)	(1,014,520)	(1,089,454)
Income before taxes		875,250	959,607	1,454,454	1,510,304
Social contribution	9	(797)	5,172	(160,162)	(168,989)
Income tax	9	(9,513)	(15,602)	(419,015)	(454,871)
		(10,309)	(10,430)	(579,177)	(623,860)

Net income		864,940	949,177	875,277	886,443

Net income attributable to controlling shareholders				864,940	949,177
Net income/(loss) attributable to noncontrolling shareholders				10,337	(62,733)
Earnings per share attributable to controlling shareholders - basic - R$	26	0.87	0.96	0.87	0.96
Earnings per share attributable to controlling shareholders - diluted - R$	26	0.85	0.94	0.85	0.94

The accompanying notes are an integral part of these financial statements.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

CPFL Energia S.A.

Statement of comprehensive income for the years ended on December 31, 2105 and 2014
(In thousands of Brazilian reais – R$)
	Parent company
	2015	2014
Net income	864,940	949,177

Other comprehensive income:
Items that will not be reclassified subsequently to profit or loss:
Equity on comprehensive income of subsidiaries	65,547	(225,720)

Comprehensive income of the year - parent company	930,488	723,457

	Consolidated
	2015	2014
Net income	875,277	886,443

Other comprehensive income:
Items that will not be reclassified subsequently to profit or loss:
- Actuarial gain/(loss), net of tax effects	65,547	(225,720)

Comprehensive income of the year - consolidated	940,825	660,724
Comprehensive income attributable to controlling shareholders	930,488	723,457
Comprehensive income attributable to non controlling shareholders	10,337	(62,733)

The accompanying notes are an integral part of these financial statements.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

CPFL Energia S.A.

Statement of changes in shareholders' equity for the years ended on December 31, 2015 and 2014
(In thousands of Brazilian reais – R$)
			Profit reserves					Accumulated comprehensive income				Net equity attributable to noncontrolling shareholders
					Statutory reserve
	Issued capital	Capital reserves	Legal reserve	Reserve of retained earnings for investment	Concession financial asset	Working capital improvement	Dividend	Deemed Cost	Post-employment benefit obligation	Retained earnings	Total	Accumulated comprehensive income	Other equity	Total Shareholders' equity
Balance at December 31, 2013	4,793,424	287,630	603,352	108,987	265,036	-	567,802	509,666	(111,998)	-	7,023,899	18,490	1,756,328	8,798,718

Total comprehensive income	-	-	-	-	-	-	-	-	(225,720)	949,177	723,457	-	(62,733)	660,724
Net income for the year	-	-	-	-	-	-	-	-	-	949,177	949,177	-	(62,733)	886,443
Other comprehensive income: actuarial gain (loss)	-	-	-	-	-	-	-	-	(225,720)	-	(225,720)	-	-	(225,720)

Internal changes of shareholders' equity	-	-	47,459	-	65,400	554,888		(26,055)	-	(532,705)	-	(1,487)	1,455	(33)
Realization of deemed cost of fixed assets	-	-	-	-	-	-	-	(39,478)	-	39,478	-	(2,254)	2,254	-
Tax on deemed cost realization	-	-	-	-	-	-	-	13,422	-	(13,422)	-	766	(766)	-
Legal reserve	-	-	47,459	-	-	-	-	-	-	(47,459)	-	-	-	-
Realization/reversal of earnings retained investment	-	-	-	(108,987)	-	-	-	-	-	108,987	-	-	-	-
Changes in statutory reserve for the year	-	-	-	-	65,400	554,888	-	-	-	(620,288)	-	-	-	-
Other changes in non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	-	-	(33)	(33)

Capital transactions with the shareholders	-	180,452	-	-	-	-	-	-	-	(416,472)	(803,822)	-	741,743	(62,079)
Prescribed dividend	-	-	-	-	-	-	-	-	-	5,722	5,722	-	-	5,722
Interim dividend	-	-	-	-	-	-	-	-	-	(422,195)	(422,195)	-	(2,382)	(424,576)
Additional dividend approved	-	-	-	-	-	-	(567,802)	-	-	-	(567,802)	-	(27,156)	(594,958)
Redemption of capital reserve of non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	-	-	(2,189)	(2,189)
Capital increase in subsidiaries with no change in control	-	362	-	-	-	-	-	-	-	-	362	-	760	1,123
Gain (loss) in participation with no change in control	-	(207)	-	-	-	-	-	-	-	-	(207)	-	207	-
Business combination CPFL Renováveis / DESA	-	180,297	-	-	-	-	-	-	-	-	180,297	-	653,366	833,663
Business combination CPFL Renováveis / DESA effect of non-controlling of subsidiary (*)	-	-	-	-	-	-	-	-	-	-	-	-	119,137	119,137

Balance at December 31, 2014 (*)	4,793,424	468,082	650,811	-	330,437	554,888	-	483,610	(337,718)	-	6,943,535	17,003	2,436,791	9,397,329

Total comprehensive income	-	-	-	-	-	-	-	-	65,547	864,940	930,488	-	10,337	940,825
Net income for the year	-	-	-	-	-	-	-	-	-	864,940	864,940	-	10,337	875,277
Other comprehensive income: actuarial gain (loss)	-	-	-	-	-	-	-	-	65,547	-	65,547	-	-	65,547

Internal changes of shareholders' equity	-	-	43,247	-	255,013	392,972	-	(26,119)	-	(665,113)	-	(1,683)	1,635	(48)
Realization of deemed cost of fixed assets	-	-	-	-	-	-	-	(39,574)	-	39,574	-	(2,550)	2,550	-
Tax on deemed cost realization	-	-	-	-	-	-	-	13,455	-	(13,455)	-	867	(867)	-
Legal reserve	-	-	43,247	-	-	-	-	-	-	(43,247)	-	-	-	-
Changes in statutory reserve for the year	-	-	-	-	255,013	392,972	-	-	-	(647,985)	-	-	-	-
Other changes in non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	-	-	(48)	(48)

Capital transactions with the shareholders	554,888	-	-	-	-	(554,888)	-	-	-	(199,826)	(199,826)	-	(8,140)	(207,966)
Capital increase	554,888	-	-	-	-	(554,888)	-	-	-	-	-	-	-	-
Prescribed dividend	-	-	-	-	-	-	-	-	-	5,597	5,597	-	-	5,597
Dividend proposal approved	-	-	-	-	-	-	-	-	-	(205,423)	(205,423)	-	(8,147)	(213,570)
Capital increase in subsidiaries with no change in control	-	-	-	-	-	-	-	-	-	-	-	-	7	7

Balance at December 31, 2015	5,348,312	468,082	694,058	-	585,451	392,972	-	457,491	(272,171)	-	7,674,196	15,320	2,440,623	10,130,138

 (*) Include the effect presented in note 13.4.

The accompanying notes are an integral part of these financial statements.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

CPFL Energia S.A.
Statement of cash flow for the years ended on December 31, 2015 and 2014
(In thousands of Brazilian reais – R$)

	Parent company		Consolidated
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014

Income, before income tax and social contribution	875,250	959,607	1,454,454	1,510,304
Adjustment to reconcile Income to cash provided by operating activities
Depreciation and amortization	170	173	1,279,902	1,159,964
Provision for tax, civil and labor risks	1,497	640	258,539	191,228
Allowance for doubtful accounts	-	-	126,879	83,699
Interest and monetary adjustment	94,588	142,278	1,519,819	1,486,061
Post-employment benefit loss (gain)	-	-	60,184	48,165
Interest in subsidiaries, associates and joint ventures	(926,951)	(1,011,185)	(216,885)	(59,684)
Impairment	-	-	38,956	-
Loss (gain) on the write-off of noncurrent assets	-	-	16,309	20,726
Deferred taxes (PIS and COFINS)	-	-	19,138	24,946
Other	-	-	(5,825)	(2,431)
	44,553	91,513	4,551,470	4,462,977
Decrease (increase) in operating assets
Consumers, concessionaires and licensees	-	-	(1,055,143)	(265,103)
Dividend and interest on equity received	627,014	1,248,982	24,050	40,374
Taxes recoverable	(12,350)	1,564	(62,041)	(134)
Escrow deposits	(48)	(444)	22,827	65,732
Sector financial asset	-	-	(858,860)	(932,719)
Resources provided by the Energy Development Account - CDE / CCEE	-	-	181,141	(352,379)
Concession financial asset (transmission)	-	-	(44,243)	(62,299)
Other operating assets	933	(411)	(82,278)	20,634

Increase (decrease) in operating liabilities
Trade payables	366	(336)	787,063	470,982
Other taxes and social contributions	804	(389)	412,703	193,357
Other liabilities with post-employment benefit obligation	-	-	(112,172)	(118,897)
Regulatory charges	-	-	808,223	11,415
Tax, civil and labor risks paid	(674)	(209)	(247,512)	(188,000)
Sector financial liability	-	-	(23,170)	21,998
Resources provided by the CDE - payable	-	-	19,696	25,807
Other operating liabilities	(3,907)	5,694	107,930	84,467
Cash flows provided by (used in) operations	656,691	1,345,964	4,429,684	3,478,212
Interests on borrowings and debentures paid	(36,858)	(138,599)	(1,595,649)	(1,333,570)
Income tax and social contribution paid	(2,172)	(21,463)	(276,061)	(552,070)
Net cash provided by (used in) operating activities	617,661	1,185,902	2,557,974	1,592,572

Investing activities
Price paid in business combination net of cash acquired	-	-	-	(68,464)
Cash incorporated in business combination	-	-	-	139,293
Capital (increase) decrease in investments	(490,010)	(360,000)	-	(45,445)
Sale of interest in investees	-	-	10,454	-
Additions to property, plant and equipment	(535)	-	(550,003)	(345,049)
Financial investments, pledges, funds and tied deposits	-	-	(147,914)	(7,839)
Additions to intangible assets	(12)	(13)	(877,793)	(716,818)
Sale of noncurrent assets	-	-	10,586	43,024
Advance for future capital increase	(52,680)	(27,153)	-	-
Loans to subsidiaries and associates	10,845	(2,822)	29,776	949
Return by the supplier of advances	-	-	-	67,342

Net cash flow provided by (used in) investing activities	(532,392)	(389,988)	(1,524,894)	(933,007)

Financing activities
Capital increase by noncontrolling shareholders	-	-	7	1,123
Borrowings and debentures obtained	829,997	-	4,532,167	3,186,384
Borrowings and debentures paid	(1,290,000)	-	(4,037,685)	(2,559,771)
Derivative instruments paid	-	-	(135,309)	(119,628)
Business combination payment	-	-	(61,709)	-
Dividend and interest on shareholders’ equity paid	(850)	(986,811)	(5,204)	(1,016,641)
Net cash flow provided by (used in) financing activities	(460,853)	(986,811)	292,267	(508,533)
Increase (decrease) in cash and cash equivalents	(375,584)	(190,897)	1,325,347	151,032
Opening balance of cash and cash equivalents	799,775	990,672	4,357,455	4,206,422
Closing balance of cash and cash equivalents	424,192	799,775	5,682,802	4,357,455

The accompanying notes are an integral part of these financial statements.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

CPFL Energia S.A.

Added value statements of income for the years ended on December 31, 2015 and 2014
(in thousands of Brazilian Reais)

	Parent company		Consolidated
	2015	2014	2015	2014
1. Revenues	1,821	81	34,377,361	23,057,172
1.1 Operating revenues	1,274	78	32,862,289	21,851,381
1.2 Revenue related to the construction of own assets	547	3	595,282	344,492
1.3 Revenue from construction of concession infrastructure	-	-	1,046,669	944,997
1.4 Allowance of doubtful accounts	-	-	(126,879)	(83,699)

2. (-) Inputs	(10,322)	(7,701)	(17,590,769)	(14,092,481)
2.1 Electricity purchased for resale	-	-	(14,749,957)	(11,780,445)
2.2 Material	(586)	(21)	(1,116,288)	(857,284)
2.3 Outsourced services	(7,239)	(5,060)	(1,122,529)	(1,008,775)
2.4 Other	(2,496)	(2,620)	(601,995)	(445,978)

3. Gross added value (1 + 2)	(8,501)	(7,620)	16,786,592	8,964,691

4. Retentions	(170)	(173)	(1,281,726)	(1,160,713)
4.1 Depreciation and amortization	(170)	(173)	(979,062)	(875,696)
4.2 Amortization of intangible assets of concession	-	-	(302,665)	(285,018)

5. Net added value generated (3 + 4)	(8,670)	(7,793)	15,504,865	7,803,977

6. Added value received in transfer	1,011,013	1,141,740	1,861,444	962,928
6.1 Financial Income	84,061	130,555	1,644,560	903,244
6.2 Interest in subsidiaries, associates and joint ventures	926,951	1,011,185	216,885	59,684

7. Added value to be distributed (5 + 6)	1,002,342	1,133,947	17,366,310	8,766,905

8. Distribution of added value
8.1 Personnel and charges	16,939	15,507	905,102	814,979
8.1.1 Direct remuneration	9,963	8,455	562,082	500,471
8.1.2 Benefits	5,987	6,257	298,738	275,322
8.1.3 Government severance indemnity fund for employees - F.G.T.S.	988	796	44,283	39,186
8.2 Taxes, fees and contributions	28,424	25,807	12,910,440	5,044,467
8.2.1 Federal	28,394	25,782	8,207,474	1,916,922
8.2.2 Estate	30	24	4,688,978	3,109,743
8.2.3 Municipal	-	-	13,988	17,802
8.3 Lenders and lessors	92,040	143,456	2,675,490	2,021,016
8.3.1 Interest	91,918	143,318	2,622,405	1,954,293
8.3.2 Rental	121	138	53,085	46,929
8.3.3 Other	-	-	-	19,794
8.4 Interest on capital	864,940	949,177	875,277	886,443
8.4.1 Dividend (included additional proposed)	173,708	281,430	164,228	208,674
8.4.2 Retained earnings	691,232	667,747	711,050	677,770
	1,002,342	1,133,947	17,366,310	8,766,905

The accompanying notes are an integral part of these financial statements.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

CPFL ENERGIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 and 2014

(Amounts in thousands of Brazilian reais – R$, unless otherwise stated)

(1)  OPERATIONS

CPFL Energia S.A. (“CPFL Energia” or “Company”) is a publicly-held corporation incorporated for the principal purpose of operating as a holding company, with equity interests in other companies primarily engaged in electric energy distribution, generation and commercialization activities in Brazil.

The Company’s registered office is located at Rua Gomes de Carvalho, 1510 - 14º andar - Sala 142 - Vila Olímpia - São Paulo - SP - Brazil.

The Company has direct and indirect interests in the following subsidiaries and joint ventures (information on the concession area, number of consumers, energy production capacity and related data are not audited by the independent auditors):

Energy distribution	Company Type	Equity Interest	Location (State)	Number of municipalities	Approximate number of consumers (in thousands)	Concession term	End of the concession

Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-quoted corporation	Direct 100%	Interior of São Paulo	234	4,218	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-quoted corporation	Direct 100%	Interior and coast of São Paulo	27	1,659	30 years	October 2028
Rio Grande Energia S.A. ("RGE")	Publicly-quoted corporation	Direct 100%	Interior of Rio Grande do Sul	255	1,444	30 years	November 2027
Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz")	Private corporation	Direct 100%	Interior of São Paulo and Paraná	27	205	30 years	July 2045
Companhia Leste Paulista de Energia ("CPFL Leste Paulista")	Private corporation	Direct 100%	Interior of São Paulo	7	57	30 years	July 2045
Companhia Jaguari de Energia ("CPFL Jaguari")	Private corporation	Direct 100%	Interior of São Paulo	2	39	30 years	July 2045
Companhia Sul Paulista de Energia ("CPFL Sul Paulista")	Private corporation	Direct 100%	Interior of São Paulo	5	83	30 years	July 2045
Companhia Luz e Força de Mococa ("CPFL Mococa")	Private corporation	Direct 100%	Interior of São Paulo and Minas Gerais	4	46	30 years	July 2045

					Installed power (MW)
Energy generation (conventional and renewable sources)	Company Type	Equity Interest	Location (State)	Number of plants / type of energy	Total	CPFL participation

CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-quoted corporation	Direct 100%	São Paulo and Goiás	1 Hydropower, 4 SHPs (a) e 1 Thermal	729	729
CERAN - Companhia Energética Rio das Antas ("CERAN")	Private corporation	Indirect 65%	Rio Grande do Sul	3 Hydropower	360	234
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Private corporation	Indirect 51%	Santa Catarina and Rio Grande do Sul	1 Hydropower	855	436
Campos Novos Energia S.A. ("ENERCAN")	Private corporation	Indirect 48.72%	Santa Catarina	1 Hydropower	880	429
BAESA - Energética Barra Grande S.A. ("BAESA")	Publicly-quoted corporation	Indirect 25.01%	Santa Catarina and Rio Grande do Sul	1 Hydropower	690	173
Centrais Elétricas da Paraíba S.A. ("EPASA")	Private corporation	Indirect 53.34%	Paraíba	2 Thermal	342	182
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Private corporation	Indirect 59.93% (b)	Tocantins	1 Hydropower	903	63
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-quoted corporation	Indirect 51.61%	(c)	(c)	(c)	(c)
CPFL Centrais Geradoras Ltda ("CPFL Centrais Geradoras")	Limited company	Direct 100%	São Paulo	6 MHPs (g)	4	4

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

Energy commercialization	Company type	Core activity	Equity interest
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Privately-held corporation	Energy commercialization	Direct 100%
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited liability company	Commercialization and provision of energy services	Indirect 100%
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Privately-held corporation	Energy commercialization	Indirect 100%
CPFL Planalto Ltda. ("CPFL Planalto")	Limited liability company	Energy commercialization	Direct 100%
CPFL Brasil Varejista S.A. ("CPFL Basil Varejista")	Privately-held corporation	Energy commercialization	Indirect 100%

Provision of services	Company type	Core activity	Equity interest
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Privately-held corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%
NECT Serviços Administrativos Ltda ("Nect")	Limited liability company	Provision of administrative services	Direct 100%
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited liability company	Provision of call center services	Direct 100%
CPFL Total Serviços Administrativos Ltda. ("CPFL Total")	Limited liability company	Collection services	Direct 100%
CPFL Eficiência Energética S.A ("CPFL ESCO")	Privately-held corporation	Energy efficiency management	Direct 100%
TI Nect Serviços de Informática Ltda. ("Authi") (f)	Limited liability company	Provision of IT services	Direct 100%
CPFL GD S.A ("CPFL GD") (h)	Privately-held corporation	Provision of services for energy generation companies	Indirect 100%

Others	Company type	Core activity	Equity interest
CPFL Jaguariúna Participações Ltda ("CPFL Jaguariuna")	Limited liability company	Holding company	Direct 100%
CPFL Jaguari de Geração de Energia Ltda ("Jaguari Geração")	Limited liability company	Holding company	Direct 100%
Chapecoense Geração S.A. ("Chapecoense") (d)	Privately-held corporation	Holding company	Indirect 51%
Sul Geradora Participações S.A. ("Sul Geradora")	Privately-held corporation	Holding company	Indirect 99.95%
CPFL Telecom S.A ("CPFL Telecom")	Privately-held corporation	Telecommunication services	Direct 100%
CPFL Transmissão Piracicaba S.A ("CPFL Transmissão")	Privately-held corporation	Energy transmission services	Indirect 100%
CPFL Transmissora Morro Agudo S.A ("CPFL Transmissão Morro Agudo") (e)	Privately-held corporation	Energy transmission services	Indirect 100%

a)     SHP – Small Hydropower Plant.

b)    Paulista Lajeado has a 7% share in the installed power of Investco S.A. (5.94% interest in total capital).

c)     CPFL Renováveis has operations in the states of São Paulo, Minas Gerais, Mato Grosso, Santa Catarina, Ceará, Rio Grande do Norte, Paraná and Rio Grande do Sul and its main activities are: (i) holding investments in companies of the renewable energy segment; (ii) identification, development, and exploration of generation potentials; and (iii) sale of electric energy. At December 31, 2015, CPFL Renováveis had a portfolio of 126 projects with installed capacity of 2,909.2 MW (1,799.3 MW in operation), as follows:

•       Hydropower generation: 47 SHP’s (557.7 MW) with 38 SHPs in operation (399 MW) and 9 SHPs under development (158.7 MW);

•       Wind power generation: 70 projects (1,980.4 MW) with 34 projects in operation (1,029.2 MW) and 36 projects under construction/development (951.2 MW);

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

•       Biomass power generation: 8 plants in operation (370 MW);

•       Solar power generation: 1 solar plant in operation (1.1 MW).

(d)   The joint venture Chapecoense has as its direct subsidiary Foz do Chapecó and fully consolidates its financial statements.

(e)   In January, approval was granted for establishing CPFL Transmissora Morro Agudo S.A. (“CPFL Transmissão Morro Agudo”), a subsidiary of CPFL Geração. The new subsidiary’s objective is to operate electric energy transmission concessions, including activities of construction, implementation, operation and maintenance of installations for transmission of power from the basic grid of the Brazilian National Interconnected System (“SIN”).

(f)    In September 2014, the direct subsidiary, TI Nect Serviços de Informática Ltda. (“Authi”), was established in order to provide information technology services, maintenance of such technology, system upgrading, development and customization of programs and maintenance of computers and peripheral equipment.

(g)   MHP – micro hydroelectric plant

(h)   In August 2015, the company CPFL GD S.A. was established as a wholly owned subsidiary of CPFL Eficiência Energética S.A. mainly aimed at providing services and general consulting for the electric energy market and selling goods related to central electric energy stations.

As determined in an Order from the Federal Minister of Mines & Energy in November 2015, subsidiaries CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa signed on December 9, 2015 the 5th amendment to concession agreement No. 17/1999-ANEEL, which expired on July 7, 2015. Accordingly, the term of these subsidiaries for engaging in electric energy distribution activities was extended for another 30 years, hence expiring on July 7, 2045. The amendment was formalized in accordance with Law 12,783 of January 11, 2013, of Decree No. 7.805 of September 14, 2012, and Decree No. 8.461 of June 2, 2015, which established the terms and conditions for such extension relating to operational and economic-financial criteria. The new amendment required from the Company’s subsidiaries the compliance with the following criteria: (i) efficiency in relation to the quality of the service performed, (ii) efficiency in terms of economic-financial management, (iii) operational and economic rationality, and (iv) tariff moderation.

The compliance with such indicators will be monitored by the Regulatory Agency - ANEEL, and an administrative proceeding may be filed in the event of non-compliance.

(2)  PRESENTATION OF THE FINANCIAL STATEMENTS

2.1  Basis of presentation

The individual (Parent Company) and consolidated financial statements have been prepared in accordance with International Financial Reporting Standards – IFRS,  issued by the International Accounting Standard Board – IASB, and accounting practices adopted in Brazil.

Accounting practices adopted in Brazil encompass those included in Brazilian corporate law and the technical pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis - CPC) and approved by the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM).

The Company also follows the guidelines of the Accounting Manual of the Brazilian Electricity Sector and the standards laid down by the Brazilian Electricity Regulatory Agency (Agência Nacional de Energia Elétrica – ANEEL), when these do not conflict with the accounting practices  adopted in Brazil and/or international Financial Reporting Standards.

Management states that all material information of the financial statements is disclosed and corresponds to what is used in the Company's management.

The financial statements were approved by Management and authorized for issue on March 7, 2016.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

2.2  Basis of measurement

The financial statements have been prepared on the historical cost basis except for the following items recorded in the statements of income: i) derivative financial instruments measured at fair value, ii) financial instruments measured at fair value through profit or loss, and iii) available-for-sale financial assets measured at fair value. The classification of the fair value measurement in the level 1, 2 or 3 categories (depending on the degree of observance of the variables used) is presented in note 35 – Financial Instruments.

2.3  Use of estimates and judgments

The preparation of financial statements requires the Company’s management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

By definition, the accounting estimates are rarely the same as the actual results. Accordingly, the Company’s management reviews the estimates and assumptions on an ongoing basis, based on previous experience and other relevant factors. Adjustments resulting from revisions to accounting estimates are recognized in the period in which the estimates are revised and applied on a prospective basis.

The main accounts that require the adoption of estimates and assumptions, which are subject to a greater degree of uncertainty and may result in a material adjustment if these estimates and assumptions suffer significant changes in subsequent periods, are:

•         Note 6 – Consumers, concessionaires and licensees;

•         Note 8 – Sector financial asset and liability;

•         Note 9 – Deferred tax assets and liabilities;

•         Note 10 – Leases;

•         Note 11 – Concession financial asset;

•         Note 12 – Other receivables (Allowance for doubtful debts);

•         Note 14 – Property, plant and equipment and impairment;

•         Note 15 – Intangible assets and impairment;

•         Note 19 – Private pension plan;

•         Note 22 – Provision for tax, civil and labor risks and escrow deposits;

•         Note 24 – Other payables (Provision for socio environmental costs)

•         Note 27 – Net operating revenue;

•         Note 28 – Cost of electric energy; and

•         Note 35 – Financial instruments.

2.4  Functional currency and presentation currency

The Company’s functional currency is the Brazilian Real, and the individual and consolidated financial statements are presented in thousands of reais.  Figures are rounded only after sum-up of the amounts.  Consequently, when summed up, the amounts stated in thousands of reais may not tally with the rounded totals.

2.5  Segment information

An operating segment is a component of the Company (i) that engages in operating activities from which it earns revenues and incurs expenses, (ii) whose operating results are regularly reviewed by Management to make decisions about resources to be allocated and assess the segment's performance, and (iii) for which individual financial information is available.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

The Company’s management uses reports to make strategic decisions, segmenting the business into: (i) electric energy distribution activities (“Distribution”); (ii) electric energy generation from conventional sources activities (“Generation”); (iii) electric energy generation activities from renewable sources (“Renewables”); (iv) energy commercialization activities (“Commercialization”); (v) service activities (“Services”); and (vi) other activities not listed in the previous items.

The presentation of the operating segments includes items directly attributable to them, as well as any allocations required, including intangible assets.

2.6  Information on equity interests

The Company's equity interests in direct and indirect subsidiaries and joint ventures are described in note 1. Except for (i) the companies ENERCAN, BAESA, Chapecoense and EPASA, which use the equity method of accounting, and (ii) the investment stated at cost by the subsidiary Paulista Lajeado in Investco S.A., all other entities are fully consolidated.

At December 31, 2015 and 2014, the noncontrolling interests recognized in the financial statements refer to the interests held by third parties in subsidiaries CERAN, Paulista Lajeado and CPFL Renováveis

2.7  Statement of value added

The Company has prepared the individual and consolidated statements of value added (“DVA”) in conformity with technical pronouncement CPC 09 - Statement of Value Added, which are presented as an integral part of the financial statements in accordance with accounting practices adopted in Brazil and as supplementary information to the financial statements in accordance with IFRS, as the statement is neither provided for nor mandatory in accordance with IFRS.

(3)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in preparing the Company’s financial statements are set out below. These policies have been consistently applied to all periods presented.

3.1  Concession agreements

ICPC 01 (R1) and IFRIC 12 – Service Concession Arrangements establish general guidelines for the recognition and measurement of obligations and rights related to concession agreements and apply to situations in which the granting authority controls or regulates which services the concessionaire should provide with the infrastructure, to whom the services should be provided and at what price, and controls any significant residual interest in the infrastructure at the end of the concession period.

When these definitions are met, the infrastructure of distribution concessionaires is segregated at the time of construction in accordance with the CPC and IFRS requirements, so that the following are recognized in the financial statements (i) an intangible asset corresponding to the right to operate the concession and collect from the users of public utilities, and (ii) a financial asset corresponding to the unconditional contractual right to receive cash (indemnity) by transferring control of the assets at the end of the concession.

The concession financial asset is measured based on its fair value, determined in accordance with the remuneration base for the concession assets, pursuant to the legislation in force established by the regulatory authority (ANEEL), and takes into consideration changes in the estimated cash flow, mainly based on factors such as new replacement price, and adjustment for (i) IPCA (Extended Consumer Price Index) to the subsidiaries CPFL Paulista, CPFL Piratininga and RGE and (ii) inflation based on the IGP-M (General Market Price Index) to other subsidiaries of the distribution segment. The financial asset is classified as available-for-sale, with the corresponding cash flow changes entry in a finance income or cost account in the statement of profit or loss for the year (Note 4).

The remaining amount is recognized as intangible asset and relates to the right to charge consumers for electric energy distribution services, and is amortized in accordance with the consumption pattern that reflects the estimated economic benefit to the end of the concession.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

Services related to the construction of infrastructure are recognized in accordance with CPC 17 (R1) and IAS 11 – Construction Contracts, against a financial asset corresponding to the amount subject to right to receive cash (indemnity). Residual amounts classified as intangible assets are amortized over the concession period in proportion to a curve that reflects the consumption pattern in relation to the economic benefits.

Considering that (i) the tariff model that does not provide for a profit margin for the infrastructure construction services, (ii) the way in which the subsidiaries manage the constructions by using a high level of outsourcing, and (iii) the fact that there is no provision for profit margin on construction in the Company‘s business plans, Management is of the opinion that the margins on this operation are irrelevant, and therefore no mark-up to the cost is considered in revenue. The construction revenues and costs are therefore presented in the statement of profit or loss for the year in the same amounts.

3.2  Financial instruments

-         Financial assets

Financial assets are recognized initially on the date that they are originated or on the trade date at which the Company or its subsidiaries become parties to the contractual provisions of the instrument. Derecognition of a financial asset occurs when the contractual rights to the cash flows from the asset expire or when the risks and rewards of ownership of the financial asset are transferred. The Company and its subsidiaries hold the following main financial assets:

(i)     Fair value through profit or loss: these are assets held for trading or designated as such upon initial recognition. The Company and its subsidiaries manage such assets and make purchase and sale decisions based on their fair value in accordance with their documented risk management and investment strategy. These financial assets are measured at fair value, and changes therein are recognized in profit or loss for the year.

(ii)    Held-to-maturity: these are assets that the Company and its subsidiaries have the positive intent and ability to hold to maturity. Held-to-maturity financial assets are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any impairment losses.

(iii)   Loans and receivables: these are assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any impairment losses.

(iv)  Available-for-sale: these are non-derivative financial assets that are designated as available-for-sale or that are not classified into any of the previous categories. Subsequent to initial recognition, interest calculated using the effective interest method is recognized in the statement of profit or loss as part of the finance income. Changes in fair value of these financial assets are recognized in other comprehensive income. The accumulated result in other comprehensive income is transferred to profit or loss when the asset is realized.

-         Financial liabilities

Financial liabilities are initially recognized on the date that they are originated or on the trade date at which the Company or its subsidiaries become a party to the contractual provisions of the instrument. The Company and its subsidiaries have the following main financial liabilities:

(i)     Measured at fair value through profit or loss: these are financial liabilities that are: (i) held for short-term trading, (ii) designated at fair value in order to match the effects of recognition of income and expenses to obtain more relevant and consistent accounting information, or (iii) derivatives. These liabilities are measured at fair value and any changes in fair value are subsequently recognized in profit or loss.

(ii)    Other financial liabilities (not measured at fair value through profit or loss): these are other financial liabilities not classified into the previous category. They are measured initially at fair value net of any cost attributable to the transaction and subsequently measured at amortized cost using the effective interest rate method.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

The Company recognizes financial guarantees when these are granted to non-controlled entities or when the financial guarantee is granted at a percentage higher than the Company's interest to cover commitments of joint ventures. Such guarantees are initially measured at fair value, by recognizing (i) a liability corresponding to the risk of non-payment of the debt, which is amortized against finance income simultaneously and in proportion to amortization of the debt, and (ii) an asset equivalent to the right to compensation by the guaranteed party or a prepaid expense under the guarantees, which is amortized by receipt of cash from other shareholders or at the effective interest rate over the term of the guarantee. After initial recognition, guarantees are measured periodically at the higher of the amount determined in accordance with CPC 25 and IAS 37 and the amount initially recognized less accumulated amortization.

Financial assets and liabilities are offset and presented at their net amount when there is a legal right to offset the amounts and the intent to realize the asset and settle the liability simultaneously.

The classifications of financial instruments are described in Note 35.

- Issued Capital

Common shares are classified as equity. Additional costs directly attributable to share issues and share options are recognized as a deduction from equity, net of any tax effects.

3.3  Leases

At the inception of an agreement, one shall determine whether such agreement is or contains a lease. A specific asset is the subject of a lease if fulfillment of the agreement is dependent on the use of that specified asset. An agreement conveys the right to use the asset if the agreement conveys to the lessee the right to control the use of the underlying asset.

Leases in which substantially all the risks and rewards are retained by the lessor are classified as operating leases. Payments/receipts made under operating leases are recognized as expense/revenues in profit or loss on a straight-line basis, over the term of the lease.

Leases that involve not only the right to use assets, but also substantially transfer the risks and rewards to the lessee, are classified as finance leases.

In finance leases in which the Company or its subsidiaries act as lessee, the assets are capitalized to property, plant and equipment at the commencement of the lease against a liability measured at the lower of the leased asset’s fair value and the present value of the minimum future lease payments. Property, plant and equipment are depreciated over the shorter of the estimated useful life of the asset or the lease term.

For finance leases in which the Company or its subsidiaries act as lessors, receivables from lessees are initially recognized based on the fair value of the leased asset.

In both cases, the finance income/cost is recognized in the statement of profit or loss over the term of the lease agreement so as to produce an effective interest rate on the remaining balance of the investment/liability.

3.4  Property, plant and equipment

Items of property, plant and equipment are measured at acquisition, construction or formation cost less accumulated depreciation and, if applicable, accumulated impairment losses. Cost also includes any other costs attributable to bringing the assets to the place and in a condition to operate as intended by Management, the cost of dismantling the items and restoring the site on which they are located and capitalized borrowing costs on qualifying assets.

The replacement cost of items of property, plant and equipment is recognized if it is probable that it will involve economic benefits for the subsidiaries and if the cost can be reliably measured, and the value of the replaced item is written off. Maintenance costs are recognized in profit or loss as they are incurred.

Depreciation is calculated on a straight-line basis, at annual rates of 2% to 20%, taking into consideration the estimated useful life of the assets, as instructed and defined by the Granting Authority.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

Gains and losses on disposal/write-off of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of the asset, and are recognized net within other operating income/expenses.

Assets and facilities used in the regulated activities are tied to these services and may not be removed, disposed of, assigned or pledged in mortgage without the prior and express authorization of the ANEEL. The ANEEL, through Resolution No. 20 of February 3, 1999, amended by Normative Resolution No. 691 of December 8, 2015, releases Public Electric Energy Utility concessionaires from prior authorization for release of assets of no use to the concession, but determines that the proceeds from the disposal be deposited in a restricted bank account for use in the concession.

3.5   Intangible assets

Includes rights related to non-physical assets such as goodwill and concession exploitation rights, software and rights-of-way.

Goodwill that arises on the acquisition of subsidiaries is measured based on the difference between the fair value of the consideration transferred for acquisition of a business and the net fair value of the assets and liabilities of the subsidiary acquired.

Goodwill is subsequently measured at cost less accumulated impairment losses. Goodwill and other intangible assets with indefinite useful lives, if any, are not subject to amortization and are tested annually for impairment.

Negative goodwill is recognized as a gain in the statement of profit or loss in the year of the business acquisition.

In the individual financial statements, fair value adjustments (value added) of net assets acquired in business combinations are included in the carrying amount of the investment and the amortization is classified in the individual statement of income as “equity in subsidiaries” in accordance with ICPC 09 (R2). In the consolidated financial statements, the amount is stated as intangible asset and its amortization is classified in the consolidated statement of profit and loss as “amortization of concession intangible asset” in other operating expense.

Intangible assets corresponding to the right to operate concessions may have three origins, as follows:

(i)   Acquisitions through business combinations: the portion arising from business combinations that corresponds to the right to operate the concession is stated as an intangible asset. Such amounts are amortized over the remaining period of the concessions, on a straight-line basis or based on the profit curves projected for the concessionaires, as applicable.

(ii)  Investments in infrastructure (application of ICPC01 (R1) and IFRIC 12 – Service Concession Arrangements): under the electric energy distribution concession agreements with the subsidiaries, the recognized intangible asset corresponds to the concessionaires' right to charge the consumers for use of the concession infrastructure. Since the exploration term is defined in the agreement, intangible assets with defined useful lives are amortized over the concession period in proportion to a curve that reflects the consumption pattern in relation to the expected economic benefits. For further information, see note 3.1.

Items comprised in the infrastructure are directly tied to the Company’s electric energy distribution operation and cannot be removed, disposed of, assigned or pledged in mortgage without the prior and express authorization of the ANEEL. The ANEEL, through Resolution No. 20 of February 3, 1999, amended by Normative Resolution No. 691 of December 8, 2015, releases Public Electric Energy Utility concessionaires from prior authorization for release of assets of no use to the concession, but determines that the proceeds from the disposal be deposited in a restricted bank account for use in the concession.

(iii) Use of public asset:  certain generation concessions were granted with the condition of payments to the federal government for use of public asset. On the signing date of the respective agreements, the Company’s subsidiaries recognized intangible assets and the corresponding liabilities, at fair value. The intangible assets, capitalized by interest incurred on the obligation until the start-up date, are amortized on a straight-line basis over the remaining period of each concession.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

3.6  Impairment

-         Financial assets

A financial asset not measured at fair value through profit or loss is reassessed at each reporting date to determine whether there is objective evidence that it is impaired.  Impairment can occur after the initial recognition of the asset and have a negative effect on the estimated future cash flows.

The Company and its subsidiaries consider evidence of impairment of receivables and held-to-maturity securities for both specific asset and at a collective level for all significant securities. Receivables and held-to-maturity securities that are not individually significant are collectively assessed for impairment by grouping together the securities with similar risk characteristics.

In assessing collective impairment the Company uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for Management's judgment as to whether the assumptions and current economic and credit conditions are such that the actual losses are likely to be higher or lower than suggested by historical trends.

An impairment loss of a financial asset is recognized as follows:

(i)   Amortized cost: as the difference between the carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and shown in an allowance account against receivables. When a subsequent event indicates that the amount of impairment loss has decreased, this reduction is reversed as a credit through profit or loss.

(ii)  Available-for-sale: as the difference between the acquisition cost, net of any reimbursement and principal repayment and the current fair value, less any impairment loss previously recognized in profit or loss. Losses are recognized in profit or loss.

In the case of financial assets carried at amortized cost and/or debt instruments classified as available-for-sale, if an increase (gain) is identified in subsequent periods, the impairment loss is reversed through profit or loss. However, any subsequent recovery in the fair value of an impaired equity instrument classified as available-for-sale is recognized in other comprehensive income.

-         Non-financial assets

Non-financial assets that have indefinite useful lives, such as goodwill, are tested annually for impairment to assess whether the asset's carrying amount does not exceed its recoverable amount. Other assets subject to amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may be impaired.

An impairment loss is recognized if the carrying amount of an asset exceeds its estimated recoverable amount, which is the greater of (i) its value in use or (ii) its fair value less costs to sell.

For impairment tests purposes, Management adopts the asset's value in use. In such cases, the assets (e.g. goodwill, concession intangible asset) are segregated and grouped together at the lowest level that generates identifiable cash inflows (the "cash generating unit", or CGU). If there is an indication of impairment, the loss is recognized in profit or loss. Except in the case of goodwill impairment, which cannot be reversed in the subsequent period, impairment losses are reassessed annually for any possibility of reversals

3.7  Provisions

A provision is recognized if, as a result of a past event, there is a legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. When applicable, provisions are determined by discounting the expected future cash outflows at a rate that reflects current market assessment and the risks specific to the liability.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

3.8  Employee benefits

Certain subsidiaries have post-employment benefits and pension plans, recognized under the accrual method in accordance with CPC 33 (R1) and IAS 19 “Employee benefits” (as revised 2011), and are regarded as Sponsors of these plans. Although the plans have particularities, they have the following characteristics:

(i)     Defined contribution plan: a post-employment benefit plan under which the Sponsor pays fixed contributions into a separate entity and will have no liability for the actuarial deficits of the plan. The obligations are recognized as an expense in the statement of profit or loss in the periods during which the services are rendered.

(ii)    Defined benefit plan: The net obligation is calculated as the difference between the present value of the actuarial obligation based on assumptions, biometric studies and interest rates in line with market rates, and the fair value of the plan assets as of the reporting date. The actuarial liability is calculated annually by independent actuaries, under the responsibility of Management, using the projected unit credit method. Actuarial gains and losses are recognized in other comprehensive income when they occur. Net interest (income or expense) is calculated by applying the discount rate at the beginning of the period to the net amount of the defined benefit asset or liability. When applicable, the cost of past services is recognized immediately in profit or loss.

If the plan records a surplus and it becomes necessary to recognize an asset, the recognition is limited to the present value of future economic benefits available in the form of reimbursements or future reductions in contributions to the plan.

3.9    Dividends and Interest on capital

Under Brazilian law, the Company is required to distribute a mandatory minimum annual dividend of 25% of profit adjusted in accordance with the Company´s bylaws. In conformity with Brazilian and international accounting standards, CPC 24, IAS 10 and ICPC 08 (R1) a provision may only be made for the minimum mandatory dividend, and dividends declared but not yet approved are only recognized as a liability in the financial statements after approval by the competent body. According to Law 6.404/76, , the amounts paid out to shareholders in excess of the mandatory minimum dividend, will therefore be held in equity, in the “additional dividend proposed” account, as they do not meet the present obligation criteria at the reporting date.

As established in the Company's bylaws and in accordance with current Corporate law, the Board of Directors is responsible for declaring an interim dividend and interest on capital determined in a half-yearly statement of income. An interim dividend and interest on capital declared at the base date of June 30, if any, is only recognized as a liability in the Company's financial statement after the date of the Board of Directors’ decision.

Interest on capital is treated in the same way as dividends and is also stated in changes in equity. Withholding income tax on interest on capital is debited against equity when proposed by Management, as it fulfills the obligation criteria at that time.

3.10 Revenue recognition

Operating revenue in the course of ordinary activities of the subsidiaries is measured at the fair value of the consideration received or receivable. Operating revenue is recognized when persuasive evidence exists that the most significant risks and rewards have been transferred to the buyer, when it is probable that the economic benefits will flow to the entity, the associated costs can be reliably estimated, and the amount of the operating revenue can be reliably measured.

Revenue from electric energy distribution is recognized when the energy is supplied. Unbilled revenue related to the monthly billing cycle is recognized based on the actual amount of energy provided in the month and the annualized loss rate. Revenue from energy generation sales is recognized based on the assured energy and at tariffs specified in the terms of the contract or the current market price, as applicable. Revenue from energy trading is recognized based on bilateral contracts with market agents and duly registered with the Electric Energy Trading Chamber - CCEE. No single consumer represents 10% or more of the Company’s total revenue.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

Service revenue is recognized when the service is provided, under a service agreement between the parties.

Revenue from construction contracts is recognized based on the percentage of completion method, and losses, if any, are recognized the statement of profit or loss as incurred.

3.11 Income tax and social contribution

Income tax and social contribution expenses are calculated and recognized in accordance with the legislation in force and comprise current and deferred taxes. Income tax and social contribution are recognized in the statement of profit or loss except to the extent that they relate to items recognized directly in equity or other comprehensive income, when the net amounts of these tax effects are already recognized, and those arising from the initial recognition in business combinations.

Current taxes are the expected taxes payable or receivable/recoverable on the taxable profit or loss. Deferred taxes are recognized for temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the equivalent amounts used for tax purposes and for tax loss carryforwards.

The Company and certain subsidiaries recognize in their financial statements the effects of tax loss carryforwards and deductible temporary differences, based on projections of future taxable profits, approved annually by the Boards of Directors and examined by the Fiscal Council.  The subsidiaries also recognized tax credits related to benefits of merged goodwill, which are amortized in proportion to the individual projected profit for the remaining period of each concession agreement.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity.

Deferred income tax and social contribution assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related taxes benefit will be realized.

3.12 Earnings per share

Basic earnings per share are calculated by dividing the profit or loss for the year attributable to the controlling shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share are calculated by dividing the profit or loss for the year attributable to the controlling shareholders, adjusted by the effects of instruments that potentially would have impacted the profit or loss for the year by the weighted average of the number of shares outstanding, adjusted by the effects of all dilutive potential convertible notes for the reporting periods, in accordance with CPC 41 and IAS 33.

3.13 Government grants – CDE

Government grants are only recognized when it is reasonably certain that these amounts will be received by the Company. They are recognized in profit or loss for the periods in which the Company recognizes as income the discounts granted in relation to the low-income subsidy and other tariff discounts and as expense recovery the costs of hydrological risk, involuntary exposure and Energy System Service charges - ESS.

The subsidies received through funds from the Energy Development Account - CDE (notes 27 and 28) have the main purpose of offsetting discounts granted and expenses already incurred in order to provide immediate financial support to the distribution companies, in accordance with IAS 20 / CPC 07.

3.14 Sector financial asset and liability

According to the tariff pricing mechanism applicable to the distribution companies, the energy tariffs should be set at a price level (price cap) that ensures the economic and financial equilibrium of the concession. Therefore, the concessionaires and licensees are authorized to charge from their consumers (after review and ratification by ANEEL) for: (i) the annual tariff increase; and (ii) every four or five years, according to each concession agreement, the periodic review for purposes of reconciliation of part of Parcel B (controllable costs) and adjustment of Parcel A (non-controllable costs).

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

The distributors' revenue is mainly comprised of the sale of electric energy and for the delivery (transmission) of the electric energy via the distribution infrastructure (network). The distribution concessionaires' revenue is affected by the volume of energy delivered and the tariff. The electric energy tariff is comprised of two parcels which reflect a breakdown of the revenue:

•       Parcel A (non-controllable costs): this parcel should be neutral in relation to the entity's performance, i.e., the costs incurred by the distributors, classifiable as Parcel A, is fully passed through the consumer or borne by the Granting Authority ; and

•       Parcel B (controllable costs) – comprised of capital expenditure on investments in infrastructure, operational costs and maintenance and remuneration to the providers of capital. It is this parcel that actually affects the entity's performance, since it has no guarantee of tariff neutrality and thus involves an intrinsic business risk.

This tariff pricing mechanism can cause temporal differences arising from the difference between the budgeted costs (Parcel A and other financial components) included in the tariff at the beginning of the tariff period and those actually incurred while it is in effect. This difference constitutes a right of the concessionaire to receive cash when the budgeted costs included in the tariff are lower than those actually incurred, or an obligation to pay if the budgeted costs are higher than those actually incurred.

On November 25, 2014, according to Order No. 4621, ANEEL approved an amendment to the distribution companies´ concession agreements, to include a specific clause that assures the indemnification for outstanding balances (assets or liabilities) of any insufficient collection or reimbursement for the tariffs resulting from termination of the concession for any reason.

On December 10, 2014, the eight distribution subsidiaries signed the amendments to the concession agreements. The amendments include a specific clause that assures the indemnification for outstanding balances (assets or liabilities) of any insufficient collection or reimbursement for the tariffs resulting from termination of the concession for any reason ("Sector financial asset and liability"). These contractual amendments assure from their signing date, the unconditional right (and impose the obligation) to receive (or deliver) cash or another financial instrument. This event (signing the contractual amendments) therefore eliminated any uncertainty as to the realization of the asset and settlement of the liability. Accordingly, the Company and its distribution subsidiaries start to recognize, prospectively, the components of Parcel A and other financial components, such as financial assets and liabilities (note 8), against the line item “sector financial asset and liability” in other operating income (note 27).  After the initial recognition, the sector asset and liability balances are mainly adjusted for inflation based on the variation in the SELIC rates, based on their respective nature.

3.15 Business combination

Business combinations are accounted for by applying the acquisition method. The consideration transferred in a business combination is measured at fair value, calculated as the sum of the fair values of the assets transferred by the acquirer, the liabilities incurred at the acquisition date to the former owner of the acquiree and the equity interests issued by the Company and subsidiaries in exchange for control of the acquiree. Costs related to the acquisition are generally recognized in profit or loss, when incurred.

The noncontrolling interests are initially measured either at fair value or at the noncontrolling interests’ proportionate share of the acquiree’s identifiable net assets. The measurement method is chosen on a transaction-by-transaction basis.

The excess of the consideration transferred over the fair value of the identifiable assets (including the concession intangible asset) and net liabilities assumed at the acquisition date are recognized as goodwill. In the event that the fair value of the identifiable assets  and net liabilities assumed exceeds the consideration transferred, a bargain purchase is identified and the gain is recognized in the statement of profit or loss at the acquisition date.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

3.16 Basis of consolidation

(i)     Business combinations

The Company measures goodwill as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, less the recognized fair value of the identifiable assets acquired and liabilities assumed, all measured at the acquisition date.

(ii)    Subsidiaries and joint ventures

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Joint ventures are accounted for using the equity method of accounting from the moment joint control is established.

The accounting policies of subsidiaries and joint ventures taken into consideration for purposes of consolidation and/or equity method of accounting, as applicable, are aligned with the Company's accounting policies.

In the individual (parent company) financial statements, the financial information on subsidiaries and joint ventures, as well as on associates, is accounted for under the equity method. In the consolidated financial statements, the information on joint ventures and associates, companies in which the Company has significant influence, is accounted for under the equity method.

The consolidated financial statements include the balances and transactions of the Company and its subsidiaries. The balances and transactions of assets, liabilities, income and expenses have been fully consolidated for the subsidiaries. Prior to consolidation into the Company's financial statements, the financial statements of subsidiaries CPFL Geração, CPFL Brasil, CPFL Jaguari Geração and CPFL Renováveis are fully consolidated into those of their subsidiaries.

Intragroup balances and transactions, and any income and expenses derived from these transactions, are eliminated in preparing the consolidated financial statements.  Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the CPFL Energia interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

In the case of subsidiaries, the portion related to noncontrolling interests is stated in equity and in the statements of profit or loss and comprehensive income in each period presented.

The balances of joint ventures, as well as the Company’s interest in each of them are described in note 13.5.

(iii)   Acquisition of noncontrolling interests

Accounted for as transaction among shareholders. Consequently, no gain or goodwill is recognized as a result of such transaction.

3.17 New standards and interpretations adopted

A number of IASB and CPC standards were issued or revised and are mandatory for accounting periods beginning on January 1, 2015:

a) Amendments to IAS 19 (R) – Defined Benefit Plans: Employee Contributions

The amendments to IAS 19 clarify how an entity should account for contributions made by employees or third parties to defined benefit plans. When the formal terms of the plan specify contributions from employees or third parties, the accounting depends on whether the contributions are linked to service:

•       If contributions are independent of the number of years of service, this affects the revaluation of the liability or asset associated to the defined benefit.

•       If contributions are dependent on service, they reduce the service cost. If the contribution is dependent on the number of years of service, the entity should attribute it to the period of service using the method defined in paragraph 70 of IAS 19 (R). If the contribution amount is not dependent on the number of years of service, the entity can reduce the service cost in the period in which the service is rendered, or reduce the service cost attributing the employee’s period of service, in accordance with paragraph 70 of IAS 19 (R ).

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

These amendments were applied and there was no impact on the disclosures or amounts recognized in the consolidated financial statements for the year ended December 31, 2015.

b) Amendments to IFRSs – Annual Improvements to IFRSs 2010-2012 Cycle and Annual Improvements to IFRSs 2011-2013 Cycle (effective beginning on or after July 1, 2014)

The amendments included in the Annual Improvements to IFRS 2010-2012 Cycle and 2011-2013 Cycle did not have material impact on the disclosures or amounts recognized in the Company’s consolidated financial statements for the year ended December 31, 2015.

3.18 New standards and interpretations not yet adopted:

A number of new IFRS standards and amendments to the standards and interpretations were issued by the IASB and had not yet come into effect for the year ended December 31, 2015. Consequently, the Company has not adopted them:

a)  IFRS 9 – Financial Instruments

IFRS 9 is effective for the financial statements of an entity prepared in accordance with IFRS for annual periods beginning on or after January 1, 2018 and earlier application is permitted.

The standard establishes new requirements for classification and measurement of financial assets and liabilities. Financial assets are classified into two categories: (i) measured at fair value at initial recognition; and (ii) measured at amortized cost, based on the business model under which they are held and the characteristics of the contractual cash flows.

With regard to financial liabilities, the main alteration in relation to the requirements already set by IAS 39 requires any change in fair value of a financial liability designated at fair value through profit or loss attributable to changes in the liability's credit risk to be stated in other comprehensive income and not in the statement of profit or loss, unless such recognition results in a mismatching in the statement of profit or loss.

In relation to the impairment of financial assets, IFRS 9 requires an expected credit loss model, as opposed to an incurred credit loss under IAS 39/CPC 38. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognized.

Regarding the modifications related to hedge accounting, IFRS 9 retains three types of hedge accounting mechanisms currently available in IAS 39. Under IFRS 9, greater flexibility has been introduced to the types of risks components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been overhauled and replaced with the principle of an “economic relationship”. Retrospective assessment of hedge effectiveness is also no longer required. Enhanced disclosure requirements about an entity’s risk management have also been introduced.

The Company’s distribution subsidiaries have material assets classified as “available-for-sale”, in accordance with the current requirements of IAS 39/CPC 38. These assets represent the right to indemnity at the end of the concession period of the distribution subsidiaries. The designation of these instruments as available-for-sale occurs due to the non-classification in the other three categories described in IAS 39/CPC 38 (loans and receivables, fair value through profit or loss and held-to-maturity). Management’s preliminary opinion is that, should these assets be classified as measured at fair value through profit or loss according to the new standard, the effects of the subsequent remeasurement of this asset would be recognized in profit or loss for the year. Thus, there will not be material impacts on the Company’s consolidated financial statements.

Moreover, as the Company and its subsidiaries do not apply hedge accounting, Management concluded that there will not be material impact on the information disclosed or amounts recorded in its consolidated financial statements as a result of the amendments to standard. As regards the changes of the calculation of impairment of financial instruments, the Company is assessing the impacts of the adoption in tis consolidated financial statements.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

b)  IFRS 14 - Regulatory deferral accounts

IFRS 14 establishes that rate-regulated entities may continue to recognize regulatory deferral accounts only in connection with their first-time adoption of IFRS, allowing first-time adopters to continue to apply their previous GAAP accounting policies to regulatory assets and liabilities.

IFRS 14 is effective for the first annual financial statements of an entity prepared in accordance with IFRS for annual periods beginning on or after January 1, 2016. Earlier application is permitted.

As the Company and its subsidiaries are not first-time adopters of IFRS, there will be no impacts on their financial statements.

c)  IFRS 15 - Revenue from contracts with customers

IFRS 15 provides a single, straightforward model for accounting for contracts with customers, and when it comes into effect, it will supersede the current guide for revenue recognition provided in IAS 18 / CPC 30 (R1) – Revenue and IAS 11 / CPC 17 (R1) - Construction contracts and related interpretations.

The standard establishes that an entity will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard introduces a five-step model for revenue recognition: (1) Identify the contract with the customer; (2) Identify the performance obligations in the contract; (3) Determine the transaction price; (4) Allocate the transaction price to the performance obligations in the contract and (5) Recognize revenue when (or as) the entity satisfies a performance obligation.

Under IFRS 15, an entity recognizes revenue when (or as) the entity satisfies a performance obligation, i.e., when the "control" over the goods and services in a certain operation is transferred to the customer, and will establish a greater level of detail in the disclosures.

The standard will be applicable for annual reporting periods beginning on or after 1 January 2018, and its early adoption is permitted. The Company is assessing the potential impacts of the adoption of this new standard and preliminarily assess that they will not be material in its consolidated financial statements.

d)  Amendments to IFRS 11/CPC 19 (R2) - Accounting for acquisition of an interest in a joint operation

The amendments to IFRS 11/ provide instructions for accounting for an interest in a joint operation that constitute a "business" under the definition established in IFRS 3 / CPC 15 (R1) – Business combinations.

The amendments established the relevant principles for accounting for a business combination in respect of testing for impairment of an asset to which the goodwill arising from acquisition of the business combination has been allocated. The same requirements should be applied in setting up a joint arrangement if, and only if, a business that existed previously benefits from the joint arrangement in the case of one of the participating parties. A business combination is also required to disclose the relevant information required by IFRS 3 / CPC 15 (R1)and the other business combination standards.

 These amendments apply prospectively to annual periods beginning on or after January 1, 2016. Based on a preliminary assessment of the amendments, the Company's management believes that the application of these amendments to IFRS 11, should these transactions materialize, may impact its consolidated financial statement in future periods.

e)  Amendments to IAS 16/CPC 27 and IAS 38/CPC 04 (R1) - Clarification of acceptable methods of depreciation and amortization

The amendments to IAS 16/CPC 27 prohibit the use of the revenue based depreciation method for property, plant and equipment items. The amendments to IAS 38/CPC 04 (R1) introduced the rebuttable presumption that revenue is an inappropriate basis for amortizing an intangible asset. Such presumption can be rebuttable only in the two conditions set out:

(i) when the intangible asset is expressed as a measure of revenue; or

(ii) when it can be demonstrated that revenue and the economic benefits of the intangible asset are highly correlated.

These amendments apply prospectively to annual periods beginning on or after January 1, 2016.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

The Company currently amortizes the concession intangible asset based on the projected income curve of the concessionaires over the remaining period of the concession. These projections are reviewed annually. The balances of the subsidiary CPFL Renováveis are amortized over the remaining period of the exploration rights, by the straight-line method.

In a preliminary analysis, the Company assessed that part of its intangible assets classified into item (i) use the profit curve as amortization method. Considering these amendments, this method will no longer will be permitted, and the Company will amortize these intangible assets prospectively and from 2016 using the straight-line method over the remaining period of the concessions. The preliminary and initial estimate of the impact is R$ 66,931 lower amortization between 2016 and 2020, generating higher profit, estimated at R$ 65,461. This effect will be offset against higher amortization between 2021 and 2036.

f)   Amendments to IAS 1/CPC 26 – Disclosure Initiatives

The amendments to IAS 1/CPC26 provide guidance as regards the application of the concept of materiality in practice.

These amendments are effective for annual periods beginning on or after January 1, 2016. Based on a preliminary assessment, the Company’s management does not believe that the application of these amendments to IAS 1/CPC26 will have a material impact on its consolidated financial statements.

g)  Amendments to IAS 27 – Equity Method in Separate Financial Statements.

The amendments permit that an entity account for investments in subsidiaries, joint ventures and associates in its separate financial statements using one of the three methods: (i) at cost, (ii) in accordance with IFRS 9/IAS 39 or (iii) using the equity method, as described in IAS 28 – Investments in Associates and Joint Ventures and defines that the same accounting criterion should be applied to each category of investments.

The amendments also define that when a parent company becomes or ceases to be an investment entity, it should account for the change as from the date in which the change occurs.

These amendments are effective retrospectively for annual periods beginning on or after January 1, 2016. The Company estimates that there will not be impacts on its consolidated financial statements since its does not prepare consolidated financial statements.

h)  Amendments to IFRS 10 and IAS 28 – Sale or Contribution of Assets between an Investor and its associate or joint venture.

The amendments deal with situations where there is a sale or contribution of assets between an investor and its associate or joint venture. Specifically, gains and losses resulting from loss of control of a subsidiary that does not represent a business in a transaction with an associate or joint venture that is accounted for using the equity method are recognized in the parent company's profit or loss only proportionally to the “unrelated investor’s” interest in this associate or joint venture. Similarly, gains and losses resulting from revaluation of investments retained in some former subsidiary (that has become an associate or joint venture accounted for using the equity method) at fair value are recognized in the profit or loss of the former parent company proportionally to the "unrelated investor’s"' interest in the new associate or joint venture.

These amendments are effective prospectively to annual periods beginning on or after January 1, 2016. The Company’s management believes that the application of these amendments to IFRS 11/CPC 19 (R2), should these transactions occur, may impact its consolidated financial statements in future periods.

i)    Amendments to IFRS 10, IFRS 12 and IAS 28 – Investment Entities: Applying the Consolidation Exception.

The amendments to IFRS 10, IFRS 12 and IAS 28 clarify that the relief from preparing consolidated financial statements is applicable to a parent entity that is a subsidiary of an investment entity, even if the investment entity assesses all its subsidiaries at fair value in accordance with IFRS 10. The amendments also clarify that the requirement for an investment entity to consolidate a subsidiary that renders services related to investment activities of the former is applicable only to subsidiaries that are not investment entities.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

These amendments are effective retrospectively for annual periods beginning on or after January 1, 2016. The Company’s management does not believe that the application of the amendments to IFRS 10, IFRS 12 and IAS 28 will have a material impact on its consolidated financial statements since the Company is not an investment entity and does not have a subsidiary, associate or joint venture that qualifies as an investment entity.

j)    Annual Improvements to IFRSs 2012 – 2014 Cycle

j.1)   Amendments to IFRS 5 – Non-current Assets held for Sale and Discontinued Operations: Introduce specific guidance in IFRS 5 as to when an entity reclassifies an asset (or disposal group) from "held for sale" to "held for distribution to owners" (or vice versa). The amendments clarify that such change should be considered as a continuity of the original disposal plan and, therefore, the requirements in IFRS 5 in relation to the change of the disposal plan are not applicable. The amendments also clarify the guidance as regards the discontinuance of accounting of assets classified as "held for distribution".

j.2)   Amendments to IFRS 7 – Financial Instruments: Disclosures (with amendments reflected in IFRS 1): provide additional guidance to clarify if a service agreement contains a continuing involvement in a transferred asset for purposes of the required disclosures related to assets transferred.

j.3)  Amendments to IAS 19 (R) – Employee Benefits: clarify that the rate used for discount of post-retirement benefit obligations should be determined based on  the market yield at the end of the reporting period for high quality corporate bonds. The assessment of the coverage of a market for high quality corporate bonds should be at the level of the currency (that is, the same currency in which the benefits will be paid). For currencies for which there is no highly liquidity market for these high quality corporate bonds, the base should be the market yield on government bonds denominated in that currency at the end of the reporting period.

j.4)   Amendments to IAS 34 – Interim Financial Statements: require that the information related to paragraph 16A of IAS 34 be included either in the interim financial statements or incorporated by reference in another part of the interim financial report that is available to users under the same terms and at the same time of the interim financial statements.

Based on a preliminary assessment of the amendments, the Company's management believes that the application of these amendments to IFRS 11/CPC 19 (R2), should these transactions materialize, may impact its consolidated financial statement in future periods.

k)  IFRS 16 – Leases

Issued on January 13, 2016, establishes, in the lessee’s view, a new form for accounting for leases currently classified as operating leases, which are now recognized similarly to leases classified as finance leases. As regards the lessors, it virtually retains the requirements of IAS 17, including only some additional disclosure aspects.

IFRS 16 is effective for annual periods beginning or on after January 1, 2019, and its early adoption is permitted as long as the entities also early adopt IFRS 15 - Revenues from contracts with customers. The Company is assessing the potential impacts of the adoption of this new standard.

(4)  DETERMINATION OF FAIR VALUES

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. When applicable, further information on the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Accordingly, the Company measures fair value in accordance with IFRS 13 / CPC 46, which defines the fair value as the price estimate for an unforced transaction for the sale of the asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, under current market conditions.

- Property, plant and equipment and intangible assets

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

The fair value of property, plant and equipment and intangible assets recognized as a result of a business combination is based on market values. The fair value of these assets is the estimated value for which an asset could be exchanged on the valuation date between knowledgeable interested parties in an unforced transaction between market participants on the measurement date. The fair value of items of property, plant and equipment is based on the market approach and cost approaches using quoted market prices for similar items when available and replacement cost when appropriate.

- Financial instruments

Financial instruments measured at fair values are valued based on quoted prices in an active market, or, if such prices were not available, assessed using pricing models, applied individually for each transaction, taking into consideration the future payment flows, based on the conditions contracted, discounted to present value at market interest rate curves, based on information obtained, when available, from the BM&FBOVESPA S.A – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”) and “Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais – ANBIMA” (note 35) and also includes the debtor's credit rating.

Financial assets classified as available-for-sale refer to the right to compensation, to be paid by the Federal Government regarding the assets of the distribution concessionaires at the end of the concession agreement. The methodology adopted for marking these assets to fair value is based on the tariff review process for distributors. This review, conducted every four or five years according to each concessionaire, involves assessing the replacement price for the distribution infrastructure, in accordance with criteria established by the granting authority (“ANEEL”). This valuation basis is used for pricing the tariff, which is adjusted annually up to the next tariff review, based on the parameter of the main inflation indices.

Accordingly, at the time of the tariff review, each concessionaire adjusts the position of the financial asset base for compensation at the amounts ratified by the granting authority and uses the Extended Consumer Price Index (“IPCA”) or the General Market Price Index (“IGP-M”) as the best estimates for adjusting the original base to the fair value at subsequent dates, in accordance with the tariff review process.

(5)  CASH AND CASH EQUIVALENTS

	Parent company		Consolidated
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Bank balances	311	628	148,224	177,872
Short-term financial investments	423,881	799,147	5,534,578	4,179,583
Overnight investment (a)	-	-	26,914	84,512
Bank certificates of deposit (b)	-	-	1,255,666	557,018
Repurchase agreements secured on debentures (b)	-	-	433,693	15,985
Investment funds (c)	423,881	799,147	3,818,305	3,522,069
Total	424,192	799,775	5,682,802	4,357,455

a)   Current account balances, which earn daily interest by investment in repurchase agreements secured on debentures and interest of 15% of the variation in the Interbank Certificate of Deposit –(CDI).

b)   Short-term investments in Bank Certificates of Deposit (CDB) and repurchase agreements secured on debentures with major financial institutions that operate in the Brazilian financial market, with daily liquidity, low credit risk and interest equivalent, on average, to 101% of the CDI.

c)   Exclusive Fund investments, with daily liquidity and interest equivalent, on average, of 100.9% of the CDI, subject to floating rates tied to the CDI linked to federal government bonds, CDBs, financial bills and secured debentures of major financial institutions, with low credit risk.

(6)  CONSUMERS, CONCESSIONAIRES AND LICENSEES

In the consolidated financial statements, the balance derives mainly from the supply of electric energy. The following table shows the breakdown at December 31, 2015 and 2014:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

	Consolidated
		Past due		Total
	Amounts coming due	until 90 days	> 90 days	December 31, 2015	December 31, 2014
Current
Consumer classes
Residential	340,541	394,199	59,085	793,826	469,318
Industrial	207,355	99,979	58,086	365,420	171,072
Commercial	156,922	84,740	21,597	263,259	148,120
Rural	50,397	12,037	1,823	64,257	36,319
Public administration	64,502	14,675	776	79,953	47,076
Public lighting	67,366	10,045	793	78,204	45,151
Public utilities	72,191	8,397	117	80,706	48,777
Billed	959,275	624,073	142,278	1,725,626	965,833
Unbilled	881,307	-	-	881,307	705,318
Financing of consumers' debts	149,899	24,436	22,700	197,035	103,512
CCEE transactions	163,266	5,901	394	169,561	227,986
Concessionaires and licensees	321,468	5,711	3,927	331,105	334,403
Other	10,770	-	-	10,770	18,660
Total	2,485,984	660,121	169,298	3,315,403	2,355,713
Allowance for doubtful debts				(140,485)	(104,588)
				3,174,918	2,251,124

Non current
Financing of consumers' debts	101,585	-	-	101,585	96,547
Free energy	4,768	-	-	4,768	4,139
CCEE transactions	41,301	-	-	41,301	41,301
Total	147,654	-	-	147,654	141,988
Allowance for doubtful debts				(18,708)	(18,583)
				128,946	123,405

Financing of Consumers' Debts - Refers to the negotiation of overdue receivables from consumers, principally public administration. Payment of some of these receivables is guaranteed by the debtors, in the case of public entities, by pledging the bank accounts through which their ICMS (VAT) revenue is received. Allowances for doubtful debts are recognized based on the best estimates of the subsidiaries’ Management for unsecured amounts or amounts that are not expected to be collected.

Electric Energy Trading Chamber (CCEE) transactions - The amounts refer to the sale of electric energy on the spot market. The noncurrent amounts mainly comprise: (i) adjustments of entries made by the CCEE in response to certain legal decisions (preliminary orders) in the accounting processes for the period from September 2000 to December 2002; and (ii) provisional accounting entries established by the CCEE. The subsidiaries consider that there is no significant risk on the realization of these assets and consequently no allowance was recognized for these transactions.

Concessionaires and Licensees - Refer basically to receivables for the supply of electric energy to other concessionaires and licensees, mainly by the subsidiaries CPFL Geração, CPFL Brasil and CPFL Renováveis.

Allowance for doubtful debts

Movements in the allowance for doubtful debts are shown below:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

	Consolidated
	Consumers, concessionaires and licensees	Other receivables (note 12)	Total
At December 31, 2013	(133,247)	(13,152)	(146,399)
Allowance - recognition (reversal)	(129,482)	(3,444)	(132,925)
Recovery of revenue	49,363	(136)	49,227
Write-off of accrued receivables	90,196	1,446	91,642
At December 31, 2014	(123,171)	(15,285)	(138,456)
Allowance - recognition (reversal)	(170,131)	(1,152)	(171,283)
Recovery of revenue	44,338	67	44,405
Write-off of accrued receivables	89,770	1,930	91,700
At December 31, 2015	(159,194)	(14,441)	(173,634)

Current	(140,485)	(12,460)	(152,944)
Noncurrent	(18,708)	(1,981)	(20,690)

(7)  TAXES RECOVERABLE

	Parent company		Consolidated
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Current
Prepayments of social contribution - CSLL	-	-	35,019	21,951
Prepayments of income tax - IRPJ	2,171	-	76,920	32,030
Withholding income tax - IRRF on interest on capital	10,776	20,594	11,150	21,044
Income tax and social contribution to be offset	42,456	870	100,658	51,236
Withholding income tax - IRRF	16,996	21,530	125,392	88,249
State VAT - ICMS to be offset	-	-	63,450	66,641
Social Integration Program - PIS	74	1,072	8,543	7,527
Contribution for Social Security financing - COFINS	411	5,005	40,126	38,098
National Social Security Institute - INSS	-	-	12,660	1,846
Other	-	-	1,292	1,015
Total	72,885	49,071	475,211	329,638

Noncurrent
Social contribution to be offset - CSLL	-	-	57,439	46,555
Income tax to be offset - IRPJ	-	-	23,765	8,352
State VAT - ICMS to be offset	-	-	81,584	79,223
Social Integration Program - PIS	-	-	350	1,576
Contribution for Social Security Funding - COFINS	-	-	1,613	7,305
Other	-	-	2,409	1,372
Total	-	-	167,159	144,383

Withholding income tax - IRRF – The balance at December 31, 2015 and 2014 relates mainly to IRRF on financial investments.

Social contribution to be offset – CSLL – In noncurrent, the balance refers basically to the final unappealable favorable decision in a lawsuit filed by the subsidiary CPFL Paulista. The subsidiary CPFL Paulista is awaiting the normal course of permission by the Federal Revenue Service in order to systematically offset the credit.

State VAT - ICMS to be offset – In noncurrent, the balance refers mainly to the credit recorded on purchase of assets that results in the recognition of property, plant and equipment, intangible assets and financial assets.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

(8)     SECTOR FINANCIAL ASSETS AND LIABILITIES

The breakdown and changes for the year in the balances of Sector financial asset and liability is as follows:

	Consolidated
	At December 31, 2014	Operating revenue		Finance income or expense	Receipt		At December 31, 2015
		Constitution	Realization	Monetary adjustment	Tariff flag (note 27.5)	Resources from CCEE
Parcel "A"
CVA (*)
CCC (**)	58	2	(61)	-	-	-	-
CDE (***)	53,198	517,380	(85,775)	32,430	-	-	517,232
Electric energy cost	1,248,165	423,879	(892,002)	115,593	(827,974)	(61,571)	6,091
ESS and EER (****)	(622,243)	244,334	445,537	(65,701)	(276,136)	-	(274,209)
Proinfa	9,249	(9,485)	(5,297)	(615)	-	-	(6,148)
Basic network charges	154,593	47,847	(128,988)	23,021	-	-	96,474
Pass-through from Itaipu	(309,727)	1,420,055	171,606	38,760	-	-	1,320,695
Transmission from Itaipu	4,076	14,603	(4,234)	1,025	-	-	15,469
Neutrality of industry charges	(12,338)	176,463	16,453	9,695	-	-	190,273
Overcontracting	597,422	146,174	(151,648)	11,568	(193,607)	(265,205)	144,705
Other financial components	(211,735)	95,608	64,072	(4,563)	-	-	(56,618)

Total	910,720	3,076,861	(570,337)	161,213	(1,297,717)	(326,776)	1,953,964

Current assets	610,931						1,464,019
Noncurrent assets	321,788						489,945
Current liabilities	(21,998)						-

(*) Deferred tariff costs and gains variations from Parcel “A” items

(**) Fuel consumption account

(***) Energy Development Account – CDE

(****) System Service Charge (ESS) and Reserve Energy Charge (EER)

Receipt via injection from CCEE – The ANEEL disclosed order No. 773 of March 27, 2015, which set the amounts of the resources from the Regulated Contracting Environment (“ACR account”) that were transferred in March 2015 to the subsidiaries relating to the months of November and December 2014.

a) CVA

Refers to the variations of the Parcel A account, in accordance with note 3.14. These amounts are adjusted for inflation based on the SELIC rate and are compensated in the subsequent tariff processes.

b) Neutrality of industry charges

This refers to the neutrality of the industry charges contained in the electric energy tariffs, calculating the monthly differences between the amounts billed relating to such charges and the respective amounts considered at the time the distributors’ tariff was set.

c) Overcontracting

Electric energy distribution concessionaires are required to guarantee 100% of their energy market through contracts approved, registered and ratified by ANEEL. It is also assured to the distribution concessionaries that costs or revenues derived from energy surplus will be passed through the tariffs, limited to 5% of the energy load requirement. These amounts are adjusted for inflation based on SELIC rate and are compensated in the subsequent tariff processes.

d) Other financial components

Refer mainly to (i) exposure to price differences between sub-markets imposed on the distribution agents which enter into Agreements for commercialization of electric energy in the regulated environment – CCEAR; (ii) financial guarantees related to compensation of the cost of the prior raising of guarantees required from the distributors in order to conduct commercial transactions between sector agents; and (iii) financial components granted to offset any tariff process recalculations performed by the ANEEL, to neutralize the effects for consumers.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

(9) DEFERRED TAX ASSETS AND LIABILITIES

9.1    Breakdown of tax credits and debits

	Parent company		Consolidated
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Social contribution credit/(debit)
Tax losses carryforwards	46,602	41,133	152,200	47,564
Tax benefit of merged goodwill	-	-	93,467	107,359
Deductible temporary differences	(5,918)	348	(547,066)	(294,473)
Subtotal	40,684	41,481	(301,399)	(139,550)

Income tax credit / (debit)
Tax losses carryforwards	116,438	108,182	417,600	126,085
Tax benefit of merged goodwill	-	-	323,421	367,944
Deductible temporary differences	(16,733)	966	(1,519,170)	(819,339)
Subtotal	99,705	109,148	(778,150)	(325,311)

PIS and COFINS credit/(debit)
Deductible temporary differences	-	-	(18,159)	2,348

Total	140,389	150,628	(1,097,708)	(462,513)

Total tax credit	140,389	150,628	334,886	938,496
Total tax debit	-	-	(1,432,594)	(1,401,009)

9.2    Tax benefit of merged goodwill

Refers to the tax credit calculated on the goodwill derived from the acquisition of subsidiaries, as shown in the following table, which had been incorporated and is recognized in accordance with CVM Instructions No. 319/1999 and No. 349/2001 and ICPC 09 (R2) - Individual Interim financial statements, Separate Interim financial statements, Consolidated Interim financial statements and Application of the Equity Method. The benefit is realized proportionally to the tax amortization of the merged goodwill that gave rise to it, in accordance with the projected profit of the subsidiaries during the remaining concessions period, as shown in note 15.

	Consolidated
	December 31, 2015		December 31, 2014
	Social contribution	Income tax	Social contribution	Income tax
CPFL Paulista	55,123	153,119	61,819	171,719
CPFL Piratininga	13,286	45,597	14,691	50,417
RGE	25,058	106,324	28,496	117,683
CPFL Santa Cruz	-	-	869	2,733
CPFL Leste Paulista	-	-	387	1,184
CPFL Sul Paulista	-	-	603	1,892
CPFL Jaguari	-	-	312	962
CPFL Mococa	-	-	182	554
CPFL Geração	-	18,380	-	20,800
Total	93,467	323,421	107,359	367,944

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

9.3    Accumulated balances on nondeductible temporary differences

	Consolidated
	December 31, 2015			December 31, 2014
	Social contribution	Income tax	PIS/COFINS	Social contribution	Income tax	PIS/COFINS
Deductible temporary differences
Provision for tax, civil and labor risks	33,806	93,906	-	29,282	81,340	-
Private pension fund	1,867	5,185	-	1,900	5,277	-
Allowance for doubtful debts	15,680	43,556	-	12,422	34,506	-
Free energy supply	6,897	19,158	-	6,210	17,251	-
Research and development and energy efficiency programs	16,060	44,612	-	11,821	32,836	-
Personnel-related provisions	2,578	7,161	-	3,303	9,176	-
Depreciation rate difference	6,797	18,880	-	7,087	19,685	-
Derivatives	(219,524)	(609,788)	-	-	-	-
Recognition of concession - adjustment of intangible asset (IFRS/CPC)	(9,031)	(25,085)	-	(1,572)	(4,368)	-
Recognition of concession - adjustment of financial asset (IFRS/CPC)	(73,241)	(202,271)	(18,450)	(45,322)	(125,895)	(2,838)
Tariff review - provisional	-	-	-	4,579	12,720	5,186
Actuarial losses (IFRS/CPC)	26,351	73,199	-	26,351	73,199	-
Other adjustments (IFRS/CPC)	(8,950)	(24,860)	-	8,613	23,788	-
Accelerated depreciation	(34)	(95)	-	(19)	(54)	-
Others	4,236	11,054	291	4,511	11,306	-
Nondeductible temporary differences - accumulated comprehensive income:
Property, plant and equipment - adjustment of deemed cost (IFRS/CPC)	(58,484)	(162,456)	-	(61,792)	(171,643)	-
Actuarial losses (IFRS/CPC)	10,464	29,064	-	12,672	35,199	-
Deductible temporary differences - Business combination - CPFL Renováveis			-
Deferred taxes - asset:
Fair value of property, plant and equipment (negative value added of assets)	24,248	67,355	-	25,725	71,458	-
Deferred taxes - liability:
Value added derived from determination of deemed cost	(29,132)	(80,922)	-	(30,905)	(85,847)	-
Value added of assets received from the former ERSA	(86,495)	(240,264)	-	(89,882)	(249,671)	-
Intangible asset - exploration right/authorization in indirect subsidiaries acquired	(193,927)	(538,685)	-	(204,549)	(568,192)	-
Other temporary differences	(17,233)	(47,874)	-	(14,907)	(41,410)	-
Total	(547,066)	(1,519,170)	(18,159)	(294,473)	(819,339)	2,348

9.4    Expected recovery

The expected recovery of the deferred tax assets recorded in noncurrent assets, derived from (i) nondeductible temporary differences and tax benefit of merged goodwill is based on the average period of realization of each item included in deferred assets, and (ii) tax loss carryforwards, is based on the projections of future profits, approved by the Board of Directors and reviewed by the Fiscal Council. It is comprised as follows:

Expectation of recovery	Parent company	Consolidated
2016	1,991	11,729
2017	23,975	51,653
2018	21,889	(42,092)
2019	20,865	11,246
2020	20,478	50,451
2021 to 2023	49,291	181,552
2024 to 2026	1,901	108,188
2027 to 2029	-	(37,842)
Total	140,389	334,886

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

9.5    Reconciliation of the income tax and social contribution amounts recognized in the statements of profit or loss for 2015 and 2014:

	Parent company
	2015		2014
	Social contribution	Income tax	Social contribution	Income tax
Profit before taxes	875,250	875,250	959,607	959,607
Adjustments to reflect the effective rate:
Equity in subsidiaries	(926,951)	(926,951)	(1,011,185)	(1,011,185)
Amortization of intangible asset acquired	(23,177)	-	(25,180)	-
Interest on capital	72,339	72,339	137,291	137,291
Other permanent additions (exclusions), net	11,390	17,413	13,443	19,415
Tax base	8,851	38,050	73,977	105,129
Statutory rate	9%	25%	9%	25%
Tax credit/(debit)	(797)	(9,513)	(6,658)	(26,282)
Tax credit recorded (not recorded), net	(0)	-	11,830	10,680
Total	(797)	(9,513)	5,172	(15,602)

Current	-	(70)	(4,558)	(18,708)
Deferred	(797)	(9,443)	9,730	3,106

	Consolidated
	2015		2014
	Social contribution	Income tax	Social contribution	Income tax
Profit before taxes	1,454,454	1,454,454	1,510,304	1,510,304
Adjustments to reflect the effective rate:
Equity in subsidiaries	(216,885)	(216,885)	(59,684)	(59,684)
Amortization of intangible asset acquired	84,484	108,797	93,116	119,477
Tax incentives - PIIT(*)	-	-	(10,914)	(10,914)
Effect of presumed profit regime	(186,546)	(244,541)	17,467	(25,827)
Adjustment of revenue from excess demand and excess reactive power	117,374	117,374	102,062	102,062
Tax incentive - operating profit	-	(85,760)	-	(71,380)
Other permanent additions (exclusions), net	42,310	59,450	56,652	(1,661)
Tax base	1,295,192	1,192,890	1,709,002	1,562,375
Statutory rate	9%	25%	9%	25%
Tax credit/(debit)	(116,567)	(298,223)	(153,810)	(390,594)
Tax credit recorded (not recorded), net	(43,595)	(120,792)	(15,179)	(64,277)
Total	(160,162)	(419,015)	(168,989)	(454,871)

Current	(10,916)	(1,944)	(135,421)	(330,600)
Deferred	(149,246)	(417,071)	(33,568)	(124,272)

(*) Technologic innovation program

Amortization of intangible asset acquired – Refers to the nondeductible portion of amortization of intangible assets derived from the acquisition of investees. In the parent company, these amounts are classified in the line item of equity in subsidiaries, in conformity with ICPC 09 (R2) (Note 15).

Recognized (unrecognized) tax credit, net - the recognized tax credit refers to the amount of tax credit on tax loss carryforwards recorded as a result of review of projections of future profits. The unrecognized tax credit refers to losses generated for which currently there is no reasonable assurance that sufficient future taxable profits will be generated to absorb them.

The deferred income tax and social contribution recognized directly in equity (other comprehensive income) in 2015 and 2014 were as follows:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

	Consolidated
	2015		2014
	Social Contribution	Income tax	Social Contribution	Income tax
Actuarial losses (gains)	(84,635)	(84,635)	247,040	247,040
Limits on the asset ceiling	7,984	7,984	-	-
Basis of calculation	(76,651)	(76,651)	247,040	247,040
Statutory rate	9%	25%	9%	25%
Calculated taxes	6,899	19,163	(22,234)	(61,760)
Limitation on recognition (reversal) of tax credits	(3,959)	(10,998)	16,590	46,081
Taxes recognized in other comprehensive income	2,940	8,165	(5,644)	(15,679)

9.6    Unrecognized tax credits

At December 31, 2015 the parent company has unrecognized tax loss carryforwards amounting to R$ 99,062 that could be recognized in the future, according to the annual reviews of projections of taxable profits income.

Some subsidiaries have also income tax and social contribution credits on tax loss carryforwards that were not recognized because currently there is no reasonable assurance that sufficient future taxable profits will be generated to absorb them. At December 31, 2015, the main subsidiaries that have such income tax and social contribution credits are CPFL Renováveis (R$ 577,329), Sul Geradora (R$ 72,567), CPFL Telecom (R$ 23,614) and CPFL Jaguari Geração (R$ 1,723). These tax losses can be carried forward indefinitely.

(10)       LEASES

The activities of provision services and lease of equipment for self-production of energy are carried out mainly by the subsidiary CPFL Eficiência Energética S.A (note 13) which is the lessor, and the main risks and rewards of ownership of the assets are transferred to the lessees.

The essence of the transaction is to lease self-production equipment in order to serve customers that require higher consumption of electricity in peak hours (when tariffs are higher) and provide maintenance and operation services for such equipment.

The subsidiary constructs the power generation plant at the customer’s facilities. When the equipment enters into service, the customer makes monthly fixed payments and the revenue is recognized during the lease agreement period based on the agreement effective interest rate.

The investments made in these finance lease projects are recognized at the present value of the minimum lease payments and these payments are treated as amortization of the accounts receivable and the operating revenues are recognized in profit or loss for the year at the effective interest rate implicit in the lease over the lease term.

In 2015 these investments resulted in an operational revenue of R$ 11,164 (R$ 10,683 in 2014).

	Consolidated
	2015	2014
Gross investment	83,854	88,969
Unrealized finance income	(36,466)	(41,403)
Present value of minimum lease payments	47,388	47,566

Current	12,883	12,396
Noncurrent	34,504	35,169

	Up to 1 year	1 to 5 years	Over 5 years	Total
Gross investment	16,432	38,489	28,933	83,854
Present value of minimum lease payments	3,529	23,100	20,758	47,388

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

At December 31, 2015, there are no (i) unsecured residual values that benefit the lessor; (ii) provision for uncollectible minimum lease payments; or (iii) contingent payments recognized as revenue during the period.

(11)     CONCESSION FINANCIAL ASSET

	Distribution	Transmission	Consolidated
At December 31, 2013 (noncurrent)	2,771,593	15,480	2,787,073

Additions	435,852	59,576	495,428
Spin-off of generation activity in distributors	(5,542)	-	(5,542)
Adjustment of expected cash flow	104,642	-	104,642
Adjustment - financial asset measured at amortized cost	-	2,723	2,723
Disposals	(9,708)	-	(9,708)

At December 31, 2014	3,296,837	77,779	3,374,616
Current	540,094	-	540,094
Noncurrent	2,756,744	77,779	2,834,522

Additions	330,062	37,469	367,531
Transfers for intangible assets - extended concessions	(537,198)	-	(537,198)
Adjustment of expected cash flow	414,800	-	414,800
Adjustment - financial asset measured at amortized cost	-	11,400	11,400
Cash inputs - RAP	-	(3,257)	(3,257)
Disposals	(20,788)	-	(20,788)

At December 31, 2015	3,483,713	123,391	3,607,104
Current	-	9,630	9,630
Noncurrent	3,483,713	113,761	3,597,474

The amount refers to the financial asset corresponding to the right established in the concession agreements of the energy distributors (measured at fair value) and transmitters (measured at amortized cost) to receive cash (i) in the distributor by compensation upon the return of the assets to the granting authority at the end of the concession, and (ii) the transmitter's right to receive cash throughout the concession through allowed annual revenue ("RAP").

For energy distributors, according to the current tariff model, the remuneration for this asset is recognized in profit or loss upon billing to consumers and the realization occurs upon receipt of the electric energy bills. Additionally, the difference to adjust the balance to its expected cash flows is recognized against a finance income and/or cost account in the statement of profit or loss for the year, based on the fair value (new replacement value - “VNR”) (finance income of R$ 414,800 in 2015 and R$ 104,642 in 2014).

The “Transfer to intangible assets” line records the impacts of the extension of the distribution concessions of subsidiaries CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa, which transferred the amount of R$ 537,198 from the concession financial assets to intangible assets (note 15), corresponding to the right to explore the concession from July 2015 through June 2045.

For the energy transmitters, the remuneration for this asset is recognized according to the internal rate of return, which takes into account the investment made and the allowed annual revenue (“RAP”) to be received during the remaining concession period. The adjustment of R$ 11,400 is recognized against other operating income (R$ 2,723 in 2014).

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

(12)   OTHER RECEIVABLES

	Consolidated
	Current		Noncurrent
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014

Advances - Fundação CESP	10,567	11,569	-	-
Advances to suppliers	10,666	15,934	-	-
Pledges, funds and restricted deposits	649	8,007	433,014	290,839
Orders in progress	274,605	262,076	-	-
Services rendered to third parties	6,987	12,787	-	-
Energy pre-purchase agreements	-	515	31,375	32,119
Collection agreements	90,451	73,076	-	-
Prepaid expenses	61,602	43,185	19,579	9,630
GSF Renegotiation	8,724	-	29,392	-
Receivables - energy development account - CDE/CCEE	341,781	522,922	-	-
Receivables - business combination	-	-	13,950	13,950
Advances to employees	12,509	10,945	-	-
Allowance for doubtful debts (note 6)	(12,460)	(13,304)	(1,981)	(1,981)
Indemnities for claims	49,937	-	-	-
Other	66,525	63,783	34,685	44,270
Total	922,541	1,011,495	560,014	388,828

Pledges, funds and restricted deposits: refer to guarantees offered for transactions conducted in the CCEE and short-term investments required by the subsidiaries’ loans agreements.

Orders in progress: encompass costs and revenues related to ongoing decommissioning or disposal of intangible assets and the service costs related to expenditure on projects in progress under the Energy Efficiency and Research and Development programs. Upon the closing of the respective projects, the balances are amortized against the respective liability recognized in Other Payables (note 24).

Energy pre-purchase agreements: refer to prepayments made by subsidiaries, which will be settled with energy to be supplied in the future.

GSF Renegotiation: refer to the right to 2015 GSF reimbursement net of the agreed upon premium of subsidiaries Ceran, CPFL Jaguari Geração (Paulista Lajeado) and CPFL Renováveis, as consideration for the cost of electricity purchased for resale (note 28.2). This amount will be amortized as other operating expenses on a straight-line basis in the results of these subsidiaries between January 2016 and June 2020.  (note 28.2).

Collection agreements: refer to (i) agreements between the distributors and municipal governments and companies for collection through the electric energy bills and subsequent pass-through of amounts related to public lighting, newspapers, healthcare, residential insurance, etc.; and (ii) receipts by subsidiary CPFL Total, for subsequent pass-through to customers that use the collection services provided by such subsidiary.

Receivables –Energy Development Account – CDE/CCEE: refer to: (i) low income subsidies totaling R$ 18,190 (R$ 18,549 at December 31, 2014) and (ii) other tariff discounts granted to consumers amounting to R$ 323,591 (R$ 504,373 as of December 31, 2014).

Indemnities for claims: refer to the amounts receivable from insurance companies as indemnities for claims occurred in subsidiaries of CPFL Renováveis.

On May 29, 2015, the distribution subsidiaries obtained preliminary injunctions authorizing non-payment of amounts owed for Energy Development Account (CDE) quotas up to the limit of the balances receivable from Eletrobrás relating to the CDE injection. The subsidiaries carried out matching of accounts of the accounts receivable by way of CDE injection and the CDE accounts payable (note 24) in September 2015, in view of the fact that the Eletrobrás Settlement Receipts in the amount of R$ 814,850 were issued as from September 25, 2015.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

(13)   INVESTMENTS

	Parent company		Consolidated
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Permanent equity interests - equity method
By subsidiary's equity	6,178,637	5,420,845	1,235,832	1,085,835
Value-added of assets, net	755,345	864,098	11,799	12,934
Goodwill	6,054	6,054	-	-
Total	6,940,036	6,290,998	1,247,631	1,098,769

13.1Permanent equity interests – equity method

The main information on investments in direct permanent equity interests is as follows:

		December 31, 2015				December 31, 2015	December 31, 2014	2015	2014
Investment	Number of shares (thousand)	Total assets	Issued capital	Equity	Profit or loss for the year	Equity interest		Share of profit (loss) of investees
CPFL Paulista	880,653	11,163,454	880,653	1,352,393	298,203	1,352,393	728,213	298,203	502,719
CPFL Piratininga	53,096,770	4,235,183	178,574	537,670	211,637	537,670	479,686	211,637	187,715
CPFL Santa Cruz	371,772	475,121	71,261	131,149	12,424	131,149	132,353	12,424	49,052
CPFL Leste Paulista	892,772	158,175	27,623	46,301	13,556	46,301	38,066	13,556	7,173
CPFL Sul Paulista	454,958	204,729	25,974	55,233	16,201	55,233	44,375	16,201	11,351
CPFL Jaguari	209,294	172,258	19,357	28,521	4,852	28,521	25,627	4,852	2,027
CPFL Mococa	117,199	113,068	15,251	29,205	6,679	29,205	26,260	6,679	10,248
RGE	1,019,790	4,903,092	1,199,071	1,580,807	145,804	1,580,807	1,300,685	145,804	177,672
CPFL Geração	205,487,717	5,984,692	1,043,922	2,169,922	240,520	2,169,922	2,035,286	240,520	16,499
CPFL Jaguari Geração (*)	40,108	44,499	40,108	42,729	6,670	42,729	34,685	6,670	(4,657)
CPFL Brasil	2,999	731,644	2,999	51,779	81,929	51,779	65,508	81,929	136,876
CPFL Planalto (*)	630	2,573	630	2,003	1,830	2,003	1,633	1,830	2,238
CPFL Serviços	1,480,835	142,360	21,096	7,117	(17,952)	7,117	23,013	(17,952)	5,719
CPFL Atende (*)	13,991	23,552	13,991	17,373	7,776	17,373	17,496	7,776	6,849
Nect (*)	2,059	28,431	2,059	16,087	18,155	16,087	9,458	18,155	10,812
CPFL Total (*)	19,005	47,088	19,005	19,930	5,836	19,930	24,417	5,836	10,327
CPFL Jaguariuna (*)	189,770	2,674	3,076	2,496	(167)	2,496	2,553	(167)	1
CPFL Telecom	36,420	58,990	36,420	(33,969)	(60,718)	(33,969)	(293)	(60,718)	(8,339)
CPFL Centrais Geradoras (*)	16,127	21,779	16,128	19,972	4,740	19,972	22,439	4,740	4,720
CPFL ESCO	48,164	95,235	48,164	66,038	35,194	66,038	409,385	35,194	1,602
AUTHI (*)	10	9,672	10	1,913	2,537	1,913	-	2,537	-
Subtotal - By subsidiary's equity						6,144,668	5,420,845	1,035,705	1,130,604
Amortization of fair value adjustments of assets						-	-	(108,754)	(119,419)
Total						6,144,668	5,420,845	926,951	1,011,185
Investment						6,178,637	5,420,845
Provision for equity interest losses						(33,969)	-

(*) number of quotas

Fair value adjustments (value added) of net assets acquired in business combinations are classified under Investments in the parent company’s statement of income.  The amortization of the fair value adjustments (value added) of net assets of R$ 108,754 (R$ 119,419 in 2014) is classified in the parent company’s statement of profit or loss in line item “equity in subsidiaries”, in conformity with ICPC 09 (R2).

The movements in investments in subsidiaries, in the parent company, in 2015 and 2014 are as follows:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

Investment	Investment at December 31, 2014	Increase / (decrease) / payment of capital	Share of profit (loss) of investees (Profit or loss)	Share of profit (loss) of investees (Comprehensive income)	Dividends and interest on capital	Corporate restructuring	Investment at December 31, 2015
CPFL Paulista	728,213	612,493	298,203	40,879	(327,395)	-	1,352,393
CPFL Piratininga	479,686	15,511	211,637	32,263	(201,427)	-	537,670
CPFL Santa Cruz	132,353	-	12,424	-	(13,628)	-	131,149
CPFL Leste Paulista	38,066	-	13,556	-	(5,321)	-	46,301
CPFL Sul Paulista	44,375	-	16,201	-	(5,343)	-	55,233
CPFL Jaguari	25,627	-	4,852	-	(1,958)	-	28,521
CPFL Mococa	26,260	-	6,679	-	(3,734)	-	29,205
RGE	1,300,685	250,000	145,804	(940)	(114,742)	-	1,580,807
CPFL Geração	2,035,286	-	240,520	(6,654)	(103,532)	4,302	2,169,922
CPFL Jaguari Geração	34,685	-	6,670	-	1,374	-	42,729
CPFL Brasil	65,508	-	81,929	-	(95,658)	-	51,779
CPFL Planalto	1,633	-	1,830	-	(1,460)	-	2,003
CPFL Serviços	23,013	-	(17,952)	-	2,056	-	7,117
CPFL Atende	17,496	-	7,776	-	(7,899)	-	17,373
Nect	9,458	-	18,155	-	(11,526)	-	16,087
CPFL Total	24,417	-	5,836	-	(10,323)	-	19,930
CPFL Jaguariuna	2,553	110	(167)	-	-	-	2,496
CPFL Telecom	(293)	27,043	(60,718)	-	-	-	(33,969)
CPFL Centrais Geradoras	22,439	-	4,740	-	(2,905)	(4,302)	19,972
CPFL ESCO	409,385	(360,000)	35,194	-	(18,541)	-	66,038
AUTHI	-	10	2,537	-	(634)	-	1,913
	5,420,845	545,167	1,035,705	65,547	(922,597)	-	6,144,668

Investment	Investment as of December 31, 2013	Capital increase /payment of capital	Share of profit (loss) of investees (Profit or loss)	Share of profit (loss) of investees (Comprehensive income)	Movement of capital in subsidiaries without a change in control	Dividends and interest on capital	Corporate restructuring	Investment as of December 31, 2014
CPFL Paulista	1,186,113	-	502,719	(188,402)	-	(772,217)	-	728,213
CPFL Piratininga	384,609	50,000	187,715	(22,353)	-	(120,285)	-	479,686
CPFL Santa Cruz	100,369	-	49,052	-	-	(17,068)	-	132,353
CPFL Leste Paulista	60,578	-	7,173	-	-	(28,695)	(989)	38,066
CPFL Sul Paulista	51,432	-	11,351	-	-	(16,973)	(1,435)	44,375
CPFL Jaguari	23,261	-	2,027	-	-	1,251	(912)	25,627
CPFL Mococa	34,145	-	10,248	-	-	(16,014)	(2,119)	26,260
RGE	1,254,557	-	177,672	(15,118)	-	(116,426)	-	1,300,685
CPFL Geração	2,116,833	-	16,499	155	180,452	(278,653)	-	2,035,286
CPFL Jaguari Geração	48,356	-	(4,657)	-	-	(9,014)	-	34,685
CPFL Brasil	35,246	-	136,876	-	-	(106,614)	-	65,508
CPFL Planalto	(115)	-	2,238	-	-	(490)	-	1,633
CPFL Serviços	77,078	-	5,719	-	-	(11,631)	(48,154)	23,013
CPFL Atende	13,746	-	6,849	-	-	(3,098)	-	17,496
Nect	5,999	-	10,812	-	-	(7,353)	-	9,458
CPFL Total	20,893	-	10,327	-	-	(6,803)	-	24,417
CPFL Jaguariuna	2,512	40	1	-	-	-	-	2,553
CPFL Telecom	(1,311)	9,357	(8,339)	-	-	-	-	(293)
CPFL Centrais Geradoras	16,041	-	4,720	-	-	(3,776)	5,454	22,439
CPFL ESCO (a)	10	360,000	1,602	-	-	(380)	48,154	409,385
	5,430,352	419,397	1,130,604	(225,720)	180,452	(1,514,240)	-	5,420,845
(a) Until October 27, 2014 denominated CPFL Participações

In the consolidated financial statements, the investment balances correspond to the interest in the joint ventures accounted for by the equity method:

Investments in joint ventures	December 31, 2015	December 31, 2014	2015	2014
	Share of equity		Share of profit (loss)

Baesa	166,150	163,662	2,508	10,583
Enercan	473,148	415,952	74,677	49,040
Chapecoense	449,049	399,979	77,487	21,285
EPASA	147,485	106,243	63,348	(20,041)
Fair value adjustments of assets, net	11,799	12,934	(1,136)	(1,182)
	1,247,631	1,098,769	216,885	59,684

13.2Fair value adjustments and goodwill

Fair value adjustments (value added) refer basically to the right to the concession, acquired through business combinations. The goodwill refers mainly to acquisitions of investments and is based on projections of future profits.

In the consolidated financial statements, these amounts are classified as Intangible Assets (note 15).

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

13.3Dividends and interest on capital receivable

At December 31, 2015 and 2014, the Company has the following amounts receivable from the subsidiaries below, relating to dividends and interest on capital:

	Parent company
	Dividends		Interest on capital		Total
Subsidiary	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
CPFL Paulista	612,585	755,625	52,383	10,570	664,968	766,196
CPFL Piratininga	172,239	-	27,084	-	199,323	-
CPFL Santa Cruz	19,527	14,000	7,517	-	27,044	14,000
CPFL Leste Paulista	3,220	-	2,102	-	5,321	-
CPFL Sul Paulista	3,848	-	1,986	-	5,834	-
CPFL Jaguari	1,152	-	-	-	1,152	-
CPFL Mococa	2,499	-	1,234	-	3,734	-
RGE	67,815	82,117	64,073	50,077	131,887	132,194
CPFL Geração	103,532	-	-	-	103,532	-
CPFL Centrais Geradoras	1,185	-	-	-	1,185	-
CPFL Jaguari Geração	1,667	4,039	-	-	1,667	4,039
CPFL Brasil	41,176	-	1,601	-	42,777	-
CPFL Planalto	458	-	-	-	458	-
CPFL Serviços	12,026	17,182	-	4,583	12,026	21,765
Nect	4,539	3,793	-	-	4,539	3,793
CPFL Total	5,589	-	-	-	5,589	-
AUTHI	634	-	-	-	634	-
CPFL ESCO	9,565	380	6,354	-	15,920	380
	1,063,256	877,136	164,334	65,231	1,227,590	942,367

In the consolidated financial statements, the balance of dividends and interest on capital receivable at December 31, 2015 is R$ 91,392 (R$ 54,483 at December 31, 2014) related to joint ventures and associate.

After decisions by the Annual and Extraordinary General Meetings (AGMs/EGMs) of its subsidiaries, in the first half of the year the Company recognized R$ 577,651 as dividends and interest on capital receivable for 2014. The subsidiaries also declared in 2015: (I) interim dividends and interest on capital of R$ 216,104, related to interim income of 2015 and (ii) R$ 127,058 as minimum mandatory dividend receivable related to 2015.

Out of the balance of dividends and interest on capital receivable as at December 31, 2014, the amount of R$ 8,576 was revoked during 2015.

Of the amounts recognized as receivables, R$ 627,014 was paid to the Company by the subsidiaries in 2015.

13.4Business combinations

13.4.1 Acquistion of Dobrevê Energia S.A. - (“DESA”)

In February 2014, the subsidiaries CPFL Renováveis and CPFL Geração signed an association agreement, whereby CPFL Renováveis merged WF2 Holding S.A. (“WF2”), wholly owner of the DESA’s shares on the acquisition date. Arrow - Fundo de Investimentos e Participações (“FIP Arrow”) held all shares of WF2. On October 1, 2014, after all the conditions precedent had been fulfilled, the acquisition was concluded.

The shareholders of both CPFL Renováveis and FIP Arrow approved the Protocol of Merger and the Termination of the Association Agreement at Extraordinary General Meetings with the approvals coming into effect on October 1, 2014. Therefore, on October 1, 2014, FIP Arrow contributed to CPFL Renováveis the net assets of WF2 as a capital increase, in turn CPFL Renováveis issued to FIP Arrow 61,752,782 new common shares, whereby FIP Arrow became a shareholder of CPFL Renováveis, with an interest of 12.27%.

After the capital increase, CPFL Renováveis merged WF2, dissolving that company, and CPFL Renováveis, now holds directly 100% of DESA shares and, consequently, DESA is now a subsidiary of CPFL Renováveis.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

The exchange ratio for 100% of the shares of WF2 for 12.27% of the shares of CPFL Renováveis (after the issuance of new common shares) was freely negotiated and agreed between the parties and reflects the best valuation of WF2 and CPFL Renováveis.

This association between CPFL Renováveis and DESA resulted in a business combination in accordance with CPC 15 (R) – Business Combination and IFRS 3 (R) – “Business Combination” since CPFL Renováveis now holds the control of WF2 and paid for obtaining the control of such company through the issuance of new shares.

As a result of this issuance of shares, the  equity of CPFL Renováveis increased by R$ 833,663, which reflects the fair value of the shares issued by CPFL Renováveis that were transferred to FIP Arrow on the acquisition date and that represents the total price paid. The association was appraised at fair value using the income approach.

As a result of this transaction, the Company, through the subsidiary CPFL Geração, had its interest in CPFL Renováveis reduced from 58.83% to 51.61%, with a gain on equity interest in the amount of R$180,297 which, in accordance with ICPC 09 (R2) and IFRS 10 / CPC 36, was recognized as a capital transaction, that is, transaction with shareholders in the capacity of owners, and accounted for directly in CPFL Energia’s Equity in the capital reserve account, as follows:

		Before capital increase			After capital increase
	Shareholders' equity attributable to:	Number of shares	Shareholders' equity percentage (1)	Interest	Number of shares	Shareholders' equity percentage (2)	Interest	Interest increase
	CPFL Energia - controlling shareholder	259,748,799	58.83%	2,037,289	259,748,799	51.61%	2,217,587	180,297
	Noncontrolling shareholder	181,781,079	41.17%	1,425,781	243,533,861	48.39%	2,079,146	653,366
		441,529,878	100%	3,463,070	503,282,660	100%	4,296,733	833,663
(1)	Interest on September 30, 2014
(2)	Interest on October 1, 2014

Additional information on the association (acquisition of WF2)

a) Assets acquired and liabilities recognized on the acquisition date

The total amount paid on the transaction (fair value of the shares issued by CPFL Renováveis) was allocated at fair value to the assets acquired and liabilities assumed, including the intangible assets related to the right to operate the authorization, which is amortized over the remaining period of the authorization related to the operation of the wind farms and SHPs acquired. The average term for all projects is estimated at 25 years. Consequently, as the total amount paid was temporarily allocated to identified assets and liabilities, no residual value was allocated to goodwill for this transaction.

The subsidiary's management does not expect the amount allocated as the right to operate the acquisition to be tax-deductible and has therefore recognized deferred income tax and social contribution for the difference between the allocated amount and the tax base of this asset.

Allocation of the amount paid for assets and liabilities acquired was carried out using amounts provisionally calculated for the financial statements for the year ended December 31, 2014, based on analyses conducted by Management at the time such statements were prepared. The fair values presented were still pending confirmation until conclusion of the economic-financial valuation report prepared by an independent appraiser, which was finalized on September 30, 2015.

As a consequence, reclassifications were made in the amounts as at December 31, 2014, relating to: (i) increase in the fair value of property, plant and equipment, and reduction of intangible assets related to exploration rights, as a consequence of the refining of the premises used for determination of the value of the tangible and intangible assets; (ii) conclusion of the allocation of the fair value of the provision for tax, civil and labor risks in the amount of R$ 17,293; and (iii) correlated effects of the matters described in sub-items (i) and (ii) above on the balances of deferred income tax and social contribution and the portion of equity attributable to non-controlling shareholders.

The fair value of the adjusted assets and liabilities, as well as the allocation of the price paid, are as follows:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

	WF2 consolidated (preliminary)	WF2 consolidated (final)
	October 1, 2014	October 1, 2014
Current assets
Cash and cash equivalents	139,293	139,293
Other current assets	32,274	32,274

Noncurrent assets
Property, plant and equipment	1,295,476	1,569,594
Intangible assets	7,937	7,937
Intangible assets - operation right	784,459	555,961
Other noncurrent assets	98,264	98,264

Current liabilities
Borrowings and debentures	102,996	102,996
Other current liabilities	106,097	106,097

Noncurrent liabilities
Borrowings and debentures	871,987	871,987
Deferred taxes	280,234	295,745
Other noncurrent liabilities	56,406	73,699
Net assets acquired	939,983	952,800

Goodwill on acquisition

Consideration transferred:	833,663	833,663
(+) Noncontrolling interests	106,320	119,137
(-) Fair value of net assets acquired	939,983	952,800
Goodwill	-	-

Reclassification of the comparative balances

In conformity with the requirements of IFRS 03 – Business Combination and CPC 15 (R1) – Business Combination, the Company reclassified the comparative balances as at December 31, 2014 as if the accounting of such business combination, considering the closing balances, had been completed at the acquisition date. The reclassifications made did not have material effect on the profit for the year ended December 31, 2014, as previously presented. The reclassifications made are summarized as follows:

•       Assets:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

	Consolidated
	December 31, 2014	Adjustments	December 31, 2014 (reclassified)
Assets
Current	9,214,704	-	9,214,704

Noncurrent
Other noncurrent assets	6,751,305	-	6,751,305
Investments	1,098,769	-	1,098,769
Property, plant and equipment	8,878,064	271,422	9,149,486
Intangible assets	9,155,973	(225,802)	8,930,171

Total	35,098,816	45,620	35,144,436

•       Liabilities:

	Consolidated
	December 31, 2014	Adjustments	December 31, 2014 (reclassified)
Liabilities
Current	7,417,104	-	7,417,104

Noncurrent
Provision for tax, civil and labor risks	490,858	17,293	508,151
Deferred tax liabilities	1,385,498	15,511	1,401,009
Other payables	16,420,844	-	16,420,844
Total noncurrent liabilities	18,297,200	32,804	18,330,004

Equity attributable to owners of the Company	6,943,535	-	6,943,535
Noncontrolling interests	2,440,978	12,816	2,453,794
Total equity	9,384,513	12,816	9,397,329

Total	35,098,816	45,620	35,144,436

•       Statement of profit or loss for the year:

As mentioned previously in this note, the effects on the profit (loss) for the year ended December 31, 2014 are immaterial for purposes of restatement of the comparative balances. These effects result from the difference between the period for amortization of the exploration rights intangible assets and the period for depreciation of fixed assets, both recorded as expenses in the statement of profit or loss for the year.

b) Net cash inflow on the association

No cash payment was made, considering that the acquisition was made through exchange of shares, there was only the incorporation of the cash of WF2 in the amount of R$139,293.

c) Financial information on net operating revenue and profit of the subsidiary acquired included in the consolidated financial statements in 2014

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

	Net operating revenue	Net income
	2014	2014
Consolidated DESA - from October 1, 2014 to December 31, 2014.	48,036	1,880

The Company's consolidated financial statements for the year ended December 31, 2014 include 3 (three) months of operations of DESA.

d) Noncontrolling interests

Noncontrolling interests, consisting of the 40% interest held by third parties in Ludesa Energética S.A., WF2's subsidiary, totaling R$ 119,137, was recognized in the consolidated financial statements on the acquisition date, based on its fair value. This interest was appraised at fair value using the income approach method.

13.4.1.1. Combined financial information on net operating revenue and profit (loss) for 2014 if the acquisition had occurred on January 1, 2014.

	Net operating revenue	Net income (loss)
	2014	2014
Consolidated CPFL Energia - historical	17,305,942	886,443
Consolidated pro forma adjustment (i)	104,038	(46,106)
Total	17,409,980	840,337

(i) The pro forma adjustments to the net operating revenue took into account the addition of the net operating revenue of subsidiary WF2 for the period in which it were not subsidiary and consequently were not consolidated by the Company.

The pro forma adjustments of the profit take into account: (i) addition of the profit or loss of subsidiary WF2 for the period in which it were not consolidated by the Company; (ii) inclusion of amortization of the operation right, net of tax effects, if the acquisition had occurred on January 1, 2014; (iii) exclusion of the effects of non-recurring consultancy expenses for association with WF2; and (iv) inclusion of the financial effects of the debentures issued by WF2 to acquire DESA’ noncontrolling interests;

13.5 Noncontrolling interests and joint ventures

The disclosure of interests in subsidiaries, in accordance with IFRS 12 and CPC 45, is as follows:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

13.5.1    Movements in noncontrolling interests

	CERAN	CPFL Renováveis	Paulista Lajeado	Total
At December 31, 2013	216,331	1,480,864	77,624	1,774,819
Equity Interests and voting capital	35.00%	41.16%	40.07%

Net equity attributable to noncontrolling shareholders	13,145	(72,782)	(3,097)	(62,733)
Business combination	-	759,686	-	759,686
Dividends	(15,022)	(7,417)	(7,099)	(29,538)
Other movements	-	11,560	(1)	11,559
At December 31, 2014	214,454	2,171,911	67,427	2,453,794
Equity Interests and voting capital	35.00%	48.39%	40.07%

Net equity attributable to noncontrolling shareholders	25,990	(20,611)	4,958	10,337
Dividends	(6,173)	(2,818)	843	(8,147)
Other movements	-	7	(48)	(41)
At December 31, 2015	234,271	2,148,490	73,182	2,455,942
Equity Interests and voting capital	35.00%	48.39%	40.07%

13.5.2    Summarized financial information of subsidiaries that have interests of noncontrolling shareholders

Summarized financial information on subsidiaries that have interests of noncontrolling shareholders at December 31, 2015 and 2014 is as follows:

	December 31, 2015			December 31, 2014
	CERAN	CPFL Renováveis	Paulista Lajeado	CERAN	CPFL Renováveis	Paulista Lajeado
Current assets	203,205	1,296,420	39,916	138,684	1,166,223	13,756
Cash and cash equivalents	154,845	871,503	30,907	84,201	828,411	328
Noncurrent assets	997,049	10,607,682	126,147	1,040,545	10,515,273	116,751

Current liabilities	128,920	1,174,865	16,515	129,255	1,019,960	35,315
Financial liabilities	101,347	929,758	6,889	108,355	786,660	9,388
Noncurrent liabilities	401,988	6,425,440	40,908	437,249	6,306,222	-
Financial liabilities	401,988	5,151,163	40,908	437,249	4,972,544	-
Equity	669,346	4,303,797	108,639	612,726	4,355,314	95,192
Equity attributable to owners of the Company	669,346	4,176,063	108,639	612,726	4,230,497	95,192
Equity attributable to noncontrolling interests	-	127,734	-	-	124,816	-

	2015			2014
	CERAN	CPFL Renováveis	Paulista Lajeado	CERAN	CPFL Renováveis	Paulista Lajeado
Net operating revenue	281,374	1,499,356	31,225	327,066	1,247,627	42,771
Depreciation and amortization	(45,986)	(540,578)	(7)	(50,017)	(432,267)	(6)
Interest income	17,532	115,639	2,243	11,604	87,131	656
Interest expense	(40,801)	(551,407)	(1,206)	(40,441)	(418,141)	-
Income tax expense	(38,381)	(49,221)	(2,843)	(18,880)	(33,645)	(2,691)
Profit (loss) for the year	74,256	(48,717)	12,374	37,558	(167,362)	(7,728)
Attributable to owners of the Company	74,256	(54,447)	12,374	37,558	(168,771)	(7,728)
Attributable to noncontrolling interests	-	5,730	-	-	1,410	-

13.5.3    Joint ventures

Summarized financial information on joint ventures at December 31, 2015 and 2014 is as follows:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

	December 31, 2015				December 31, 2014
Joint venture	Enercan	Baesa	Chapecoense	Epasa	Enercan	Baesa	Chapecoense	Epasa
Current assets	292,133	105,198	356,493	305,371	143,213	71,178	252,223	337,891
Cash and cash equivalents	112,387	75,097	239,192	120,307	45,329	19,178	154,554	96,588
Noncurrent assets	1,253,002	1,174,604	3,079,957	600,413	1,238,047	1,210,974	3,090,190	637,190

Current liabilities	264,721	188,077	447,142	336,794	149,088	138,909	374,374	480,948
Financial liabilities	167,845	182,215	251,683	180,190	91,723	130,122	313,222	345,657
Noncurrent liabilities	309,317	427,284	2,108,820	292,490	378,465	488,751	2,183,767	308,168
Financial liabilities	265,095	415,868	2,108,109	292,295	338,297	479,329	2,183,155	307,622
Equity	971,097	664,442	880,488	276,500	853,707	654,492	784,272	185,965

	2015				2014
Joint venture	Enercan	Baesa	Chapecoense	Epasa	Enercan	Baesa	Chapecoense	Epasa
Net operating revenue	523,055	427,561	729,511	949,246	492,921	395,440	820,500	1,220,511
Depreciation and amortization	(53,733)	(55,342)	(130,652)	(32,413)	(53,674)	(50,554)	(130,988)	(32,339)
Interest income	15,742	8,426	28,235	11,275	14,295	6,345	26,208	2,368
Interest expense	(56,049)	(22,555)	(132,625)	(29,778)	(40,572)	(32,933)	(135,463)	(34,983)
Income tax expense	(76,795)	(5,165)	(76,880)	(32,869)	(50,112)	(20,982)	(21,751)	16,862
Profit (loss) for the year	153,269	10,028	151,935	118,734	100,650	42,321	41,735	(34,271)
Equity Interests and voting capital	48.72%	25.01%	51.00%	53.34% (*)	48.72%	25.01%	51.00%	57.13% (*)

(*) CPFL Energia indirect interest was (i) 52.75% from January 1 to February 28, 2014, (ii) 57.13% from March 01, 2014 to December 31, 2014 (iii) 53.84% from January 1, 2015 to January 31, 2015 and (iv) 53.34% from February 1, 2015.

Although holding more than 50% in Epasa and Chapecoense, the subsidiary CPFL Geração controls these investments jointly with other shareholders. The analysis of the classification of the type of investment is based on the Shareholders' Agreement of each joint venture.

The borrowings from the BNDES obtained by the joint ventures ENERCAN, BAESA and Chapecoense establish restrictions on the payment of dividends to subsidiary CPFL Geração above the mandatory minimum dividend of 25% without the prior consent of the BNDES.

13.5.4    Joint operation

Through its wholly-owned subsidiary CPFL Geração, the Company holds part of the assets of the Serra da Mesa hydropower plant, located on the Tocantins River, in Goias State. The concession and operation of the hydropower plant belong to Furnas Centrais Elétricas S.A. In order to maintain these assets operating jointly with Furnas (joint operation), CPFL Geração was assured 51.54% of the installed power of 1,275 MW (657 MW) and the assured energy of mean 671 MW (mean 345.4 MW) until 2028 (information on energy capacity measures not audited by the independent auditors).

13.6    Capital increase and decrease

13.6.1          Epasa

On January 31, 2014, after carrying out a capital increase, subsidiary CPFL Geração began holding 57.13% of the capital stock of the joint venture EPASA, and the equity interests of certain other shareholders were diluted. According to the Shareholders Agreement in effect, these shareholders were assured the right to repurchase shares in order to re-comprise their stakes by March 1, 2015. This right was partially exercised by Eletricidade do Brasil S/A and OZ&M Incorporação e Participação Ltda. by February 25, 2015, which purchased from subsidiary CPFL Geração 10,704,756 common shares for the amount of R$ 10,454, generating a positive result of R$ 3,391, recorded in line item “Gain on disposal of noncurrent assets” (note 28).

After this corporate operation, the ownership structure of the EPASA joint venture stood as follows:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

	From February 25, 2015		At December 31, 2014
Shareholder	Shares	Interest - %	Shares	Interest - %
CPFL Geração de Energia S/A	150,941,659	53.34	161,646,415	57.13
Eletricidade do Brasil S/A	118,100,009	41.74	107,903,763	38.13
Aruanã Energia S/A	6,960,800	2.46	6,960,800	2.46
OZ&M Incorporação, Participação Ltda	6,959,277	2.46	6,450,767	2.28
Total	282,961,745	100.00	282,961,745	100.00

13.6.2          CPFL Paulista and RGE

On December 16, 2015, a Board of Directors’ Meeting approved capital increases of R$ 600,000 in CPFL Paulista and R$ 250,000 in RGE made by the parent company CPFL Energia.

13.6.3          CPFL ESCO

On August 26, 2015, a Board of Directors’ Meeting approved a capital reduction of R$ 360,000 in CPFL ESCO, for the parent company CPFL Energia, by cash return to the Company.

13.7Advance for future capital increase

At December 31, 2015 the balances of advance for future capital increase refer to advances to the following subsidiaries: (i) CPFL Serviços (R$ 31,000); (ii) CPFL Telecom (R$ 19,000); and (iii) Authi (R$ 2,600).

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

(14)   PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	Land	Reservoirs, dams and water mains	Buildings, construction and improvements	Machinery and equipment	Vehicles	Furniture and fittings	In progress	Total
At December 31, 2013	115,946	986,527	1,318,394	4,291,334	22,661	13,731	968,826	7,717,419
Historical cost	126,820	1,375,993	1,718,629	5,671,053	29,928	24,277	968,826	9,915,527
Accumulated depreciation	(10,874)	(389,466)	(400,235)	(1,379,719)	(7,267)	(10,545)	-	(2,198,107)

Additions	-	375	372	6,739	-	88	330,900	338,475
Disposals	(1,772)	-	(12,723)	(14,719)	(1,804)	(582)	(71,760)	(103,359)
Reversal of provision for socio environmental costs	-	-	9,193	-	-	-	-	9,193
Transfers, net	500	(3,674)	156,986	997,610	14,862	(92)	(1,166,193)	-
Transfers from/to other assets - cost	(23)	163	(7,467)	(5,284)	-	(103)	(3,716)	(16,430)
Depreciation	(3,981)	(61,923)	(54,392)	(293,464)	(4,511)	(2,280)	-	(420,551)
Write-off of depreciation	-	-	-	404	1,026	482	-	1,911
Business combination	71,646	264,146	106,682	844,162	93	240	330,030	1,616,999
Spin-off of generation activity in distributors - cost	-	-	460	6,089	-	204	-	6,754
Spin-off of generation activity in distributors - depreciation	-	-	(32)	(866)	-	(28)	-	(926)

At December 31, 2014	182,316	1,185,614	1,517,475	5,832,005	32,328	11,660	388,088	9,149,486
Historical cost	197,393	1,637,812	1,976,212	7,521,804	43,081	22,462	388,088	11,786,852
Accumulated depreciation	(15,077)	(452,199)	(458,737)	(1,689,799)	(10,753)	(10,802)	-	(2,637,366)

Additions	-	-	168	512	-	-	583,538	584,216
Disposals	(1,354)	(414)	(4,093)	(21,773)	(558)	(284)	-	(28,477)
Transfers	2,338	140	61,615	217,462	10,436	578	(292,569)	-
Reclassification - cost	(212)	328,101	(499,943)	172,169	22	(137)	-	-
Transfers from/to other assets - cost	(24)	2	(6,548)	6,598	(1)	(186)	630	471
Depreciation	(6,257)	(68,562)	(50,716)	(370,076)	(6,343)	(1,926)	-	(503,881)
Write-off of depreciation	-	139	204	3,572	379	186	-	4,480
Reclassification - depreciation	-	(68,775)	68,711	151	-	(88)	-	-
Transfers from/to other assets - depreciation	-	-	-	35	-	-	-	35
Impairment	-	-	(10,891)	(16,565)	(32)	(106)	(5,519)	(33,112)

At December 31, 2015	176,807	1,376,246	1,075,982	5,824,089	36,230	9,696	674,166	9,173,217
Historical cost	198,141	1,965,641	1,516,228	7,878,838	52,947	22,323	674,166	12,308,285
Accumulated depreciation	(21,334)	(589,395)	(440,246)	(2,054,749)	(16,717)	(12,627)	-	(3,135,068)

Average depreciation rate 2015	3.86%	3.66%	3.46%	4.62%	14.24%	10.49%
Average depreciation rate 2014	3.86%	2.99%	2.85%	4.44%	14.29%	11.25%

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

In the financial statements, the balance of construction in progress refers mainly to works in progress of the operating subsidiaries and/or those under development, especially for CPFL Renováveis’ projects, which has construction in progress of R$ 612,083 in December 31, 2015.

In 2015, mainly owing to the process of adapting their accounts to the newly defined ANEEL chart of accounts, subsidiaries Ceran and CPFL Renováveis carried out certain reclassifications, mainly involving the accounts “Buildings, civil works and benefits/improvements”, “Machinery and equipment” and “Reservoirs, dams and water pipelines”. These amounts are shown in the lines “Reclassification - cost” and “Reclassification – depreciation” and do not generate material effects on the statement of profit or loss for the year.

In accordance with IAS 23 / CPC 20 (R1), the interest on borrowings taken by subsidiaries to finance the works is capitalized during the construction phase. During 2015, R$ 34,212 was capitalized in the financial statements (R$ 4,236 in 2014) at a rate of 11.16% (8.59% in 2014). For further details on assets under construction and borrowing costs, see note 30.

In the financial statements, depreciation expenses are recognized in the statement of profit or loss in line item “depreciation and amortization” (note 29).

At December 31, 2015, the total amount of property, plant and equipment pledged as collateral for borrowings, as mentioned in note 17, is approximately R$ 3,567,258, mainly relating to the subsidiary CPFL Renováveis (R$ 3,535,263).

14.1 Impairment testing

For all the reporting years the Company assesses whether there are indicators of impairment of its assets that would require an impairment test. The assessment was based on external and internal information sources, taking into account fluctuations in interest rates, changes in market conditions and other factors.

As the deterioration of the Brazilian economy has intensified, at December 31, 2015, an impairment in the amount of R$ 33,112 was recognized due to the assessment of the recoverable amount of the cash-generating units of subsidiaries CPFL Telecom (R$ 31,284) and CPFL Total (R$ 1,828). Such loss was recognized in the statement of profit or loss in line item “Other operating expenses” (note 29).

Such provision for impairment was based on the assessment of the cash-generating units comprising fixed assets of subsidiaries CPFL Telecom and CPFL Total which, separately, are not featured as an operating segment and are allocated in the operating segments of Others and Services, respectively (note 31). Additionally, during 2015 the Company did not change the form of aggregation of the assets for identification of these cash-generating units.

Fair value was measured by using the cost approach, a valuation technique that reflects the amount that would be required at present to replace the service capacity of an asset (normally referred to as the cost of substitution or replacement). A provision for impairment of assets was recognized owing to the unfavorable scenario for the business of these subsidiaries and it was calculated based on their fair values, net of selling expenses.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

(15)   INTANGIBLE ASSETS

	Consolidated
	Goodwill	Concession right				Other intangible assets	Total
		Acquired in business combinations	Distribution infrastructure - operational	Distribution infrastructure - in progress	Public utilities
At December 31, 2013	6,115	4,312,381	3,763,197	574,131	31,582	60,922	8,748,328
Historical cost	6,152	6,811,237	9,310,710	574,131	35,840	156,023	16,894,093
Accumulated amortization	(37)	(2,498,856)	(5,547,513)	-	(4,258)	(95,100)	(8,145,764)

Additions	-	-	-	709,811	-	18,887	728,698
Amortization	-	(285,018)	(440,689)	-	(1,419)	(13,166)	(740,292)
Transfer - intangible assets	-	-	433,440	(433,440)	-	-	-
Transfer - financial asset	-	-	235	(436,087)	-	-	(435,852)
Disposal and transfer - other assets	-	-	(21,279)	159	-	16,357	(4,763)
Business combination	-	630,848	-	-	-	3,488	634,336
Spin-off of generation activity in distributors	-	-	(299)	-	-	13	(286)

At December 31, 2014	6,115	4,658,210	3,734,606	414,574	30,162	86,503	8,930,171
Historical cost	6,152	7,441,935	9,526,355	414,574	35,840	195,577	17,620,433
Accumulated amortization	(37)	(2,783,725)	(5,791,748)	-	(5,678)	(109,074)	(8,690,262)

Additions	-	-	-	879,851	-	9,298	889,149
Amortization	-	(302,665)	(460,774)	-	(1,419)	(12,604)	(777,462)
Transfer - intangible assets	-	-	512,912	(512,912)	-	-	-
Transfer - financial asset	-	-	387	(330,449)	-	-	(330,062)
Transfers from concession financial asset - extended concessions	-	-	488,635	48,563	-	-	537,198
Disposal and transfer - other assets	-	-	(26,584)	-	-	(6,228)	(32,813)
Impairment losses	-	-	-	-	-	(5,844)	(5,844)

At December 31, 2015	6,115	4,355,546	4,249,182	499,627	28,743	71,125	9,210,338
Historical cost	6,152	7,441,902	10,348,857	499,627	35,840	192,626	18,525,003
Accumulated amortization	(37)	(3,086,356)	(6,099,675)	-	(7,097)	(121,500)	(9,314,665)

In the financial statements the amortization of intangible assets is recognized in the statement of profit or loss in the following line items: (i) “depreciation and amortization” for amortization of distribution infrastructure intangible assets, use of public asset and other intangible assets; and (ii) “amortization of concession intangible asset” for amortization of the intangible asset acquired in business combination (note 29).

As mentioned in note 11, the subsidiaries CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa made a transfer from concession financial assets to intangible assets in the amount of R$ 537,198, recognized in line item “Extension of concessions – transfer of financial asset”, whose amortization for the period from July to December 2015 was R$ 27,939.

In accordance with IAS 23 / CPC 20 (R1), the interest on borrowings taken by subsidiaries is capitalized for qualifying intangible assets. In the financial statements, in 2015, R$ 11,358 was capitalized (R$ 8,044 in 2014) at a rate of 7.53% p.a. (7.50% p.a. in 2014).

15.1Intangible asset acquired in business combinations

The breakdown of the intangible asset related to the right to operate the concessions acquired in business combinations is as follows:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

	Consolidated
	December 31, 2015			December 31, 2014	Annual amortization rate
	Historical cost	Accumulated amortization	Net value	Net value	2015	2014
Intangible asset - acquired in business combinations
Intangible asset acquired, not merged
Parent company
CPFL Paulista	304,861	(187,033)	117,829	132,397	4.78%	5.10%
CPFL Piratininga	39,065	(22,451)	16,614	18,371	4.50%	4.66%
RGE	3,150	(1,560)	1,590	1,764	5.51%	5.70%
CPFL Geração	54,555	(31,798)	22,757	25,509	5.04%	4.88%
CPFL Santa Cruz	9	(9)	-	1	15.86%	16.22%
CPFL Leste Paulista	3,333	(3,333)	-	513	15.38%	17.36%
CPFL Sul Paulista	7,288	(7,288)	-	1,156	15.86%	17.53%
CPFL Jaguari	5,213	(5,213)	-	713	13.68%	19.13%
CPFL Mococa	9,110	(9,110)	-	1,041	11.42%	17.53%
CPFL Jaguari Geração	7,896	(3,312)	4,584	5,086	6.36%	6.71%
	434,480	(271,107)	163,373	186,550

Subsidiaries
CPFL Renováveis	3,764,809	(569,594)	3,195,215	3,352,524	5.44%	4.11%
Other	15,096	(14,580)	516	921
	3,779,905	(584,174)	3,195,731	3,353,444

Subtotal	4,214,385	(855,281)	3,359,104	3,539,995

Intangible asset acquired and merged – Deductible
Subsidiaries
RGE	1,120,266	(838,715)	281,551	301,564	1.79%	1.75%
CPFL Geração	426,450	(303,531)	122,919	139,103	3.80%	3.89%
Subtotal	1,546,716	(1,142,246)	404,470	440,667

Intangible asset acquired and merged – Reassessed
Parent company
CPFL Paulista	1,074,026	(690,257)	383,770	430,386	4.34%	4.61%
CPFL Piratininga	115,762	(66,530)	49,232	54,439	4.50%	4.66%
RGE	310,128	(158,975)	151,153	167,640	5.32%	5.50%
CPFL Santa Cruz	61,685	(61,685)	-	6,054	9.81%	10.03%
CPFL Leste Paulista	27,034	(27,034)	-	2,709	10.02%	14.45%
CPFL Sul Paulista	38,168	(38,168)	-	4,184	10.96%	14.35%
CPFL Mococa	15,124	(15,124)	-	1,266	8.37%	14.05%
CPFL Jaguari	23,600	(23,600)	-	2,195	9.30%	15.33%
CPFL Jaguari Geração	15,275	(7,457)	7,818	8,675	5.61%	5.91%
Subtotal	1,680,801	(1,088,829)	591,972	677,548

Total	7,441,902	(3,086,356)	4,355,546	4,658,210

The intangible asset acquired in business combinations is associated to the right to operate the concessions and comprises:

- Intangible asset acquired, not merged

  Refers basically to the intangible asset from acquisition of the shares held by noncontrolling interests prior to adoption of CPC 15 and IFRS 3.

- Intangible asset acquired and merged - Deductible

Refers to the intangible asset from the acquisition of subsidiaries that were merged into the respective equity, without application of CVM Instructions No. 319/1999 and No. 349/2001, that is, without segregation of the amount of the tax benefit.

- Intangible asset acquired and merged – Reassessed

In order to comply with ANEEL requirements and avoid the amortization of the intangible asset resulting from the merger of parent company causing a negative impact on dividends paid to noncontrolling interests, the subsidiaries applied the concepts of CVM Instructions No. 319/1999 and No. 349/2001 to the intangible asset. A reserve was therefore recognized to adjust the intangible, against a special goodwill reserve on the merger of equity in each subsidiary, so that the effect of the transaction on the equity reflects the tax benefit of the merged intangible asset. These changes affected the Company's investment in subsidiaries, and in order to adjust this, a non-deductible intangible asset was recognized for tax purposes.

For the balances relating to the subsidiary CPFL Renováveis, the amortization is recognized for the remaining period of the respective operation authorizations, using the straight-line method. For the other balances, the amortization rates for intangible assets acquired in business combination are based on the projected income curves of the concessionaires for the remaining concession period, and these projections are reviewed annually.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

15.2Impairment test

For all the reporting years, the Company assesses whether there are indicators of impairment of its assets that would require an impairment test. The assessment was based on external and internal information sources, taking into account fluctuations in interest rates, changes in market conditions and other factors.

As the deterioration of the Brazilian economy has intensified, at December 31, 2015, an impairment loss of R$ 5,844 was recognized, related to the assessment of the recoverable amount of the cash-generating units of subsidiaries CPFL Telecom (R$ 1,835) and CPFL Total (R$ 4,009). Such loss was recognized in the statement of profit or loss in line item “Other operating expenses” (note 29).

Such provision for impairment was based on the assessment of these cash-generating units formed by the intangible assets of subsidiaries CPFL Telecom and CPFL Total, which, separately, do not feature an operating segment and are allocated to the operating segments of Others and Services, respectively (note 31). Additionally, during 2015 the Company did not change the form of aggregation of the assets for identification of these cash-generating units.

For fair value measurement the cost approach was used, this is a valuation technique that reflects the amount that would be currently required to replace the service capacity of an asset (normally referred to as cost of substitution or replacement). The recognition of the provision for impairment of assets was due to the unfavorable scenario for the businesses of these subsidiaries and was calculated based on their fair values net of selling expenses.

(16)   TRADE PAYABLES

	Consolidated
	December 31, 2015	December 31, 2014
Current
System service charges	203,961	-
Energy purchased	2,402,823	1,895,742
Electricity network usage charges	106,940	125,860
Materials and services	331,809	250,416
Free energy	115,676	102,129
Total	3,161,210	2,374,147

Noncurrent
Materials and services	633	633

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

(17)   INTEREST ON DEBTS AND BORROWINGS

	Consolidated
	December 31, 2015				December 31, 2014
	Interest - Current and Noncurrent	Principal		Total	Interest - Current and Noncurrent	Principal		Total
		Current	Noncurrent			Current	Noncurrent
Measured at cost
Local currency
Investment	17,775	693,058	4,970,715	5,681,549	10,430	617,951	4,734,696	5,363,077
Rental assets	17	687	3,434	4,138	14	631	3,649	4,294
Financial Institutions	179,656	382,411	1,350,746	1,912,812	128,920	241,552	1,395,644	1,766,116
Others	764	134,960	10,002	145,726	709	108,918	14,223	123,851
Total at Cost	198,212	1,211,115	6,334,897	7,744,225	140,074	969,053	6,148,211	7,257,338
Measured at fair value
Foreign currency
Financial Institutions	40,714	1,651,199	5,560,517	7,252,430	18,168	125,511	3,353,468	3,497,147
Mark to Market	-	(29,269)	(282,980)	(312,249)	-	155	(56,153)	(55,998)
Total at fair value	40,714	1,621,930	5,277,536	6,940,180	18,168	125,667	3,297,315	3,441,149

Borrowing costs	-	(1,391)	(20,227)	(21,618)	-	(1,219)	(18,891)	(20,110)

Total	238,926	2,831,654	11,592,206	14,662,787	158,241	1,093,500	9,426,634	10,678,376

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

	Consolidated
Measured at amortized cost	December 31, 2015	December 31, 2014	Annual interest	Amortization	Collateral
Local currency
Investment
CPFL Paulista
FINEM V	70,293	103,617	TJLP + 2.12% to 3.3% (c)	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
FINEM V	5,384	7,130	Fixed rate 8% (c)	90 monthly installments from August 2011	CPFL Energia guarantee and receivables
FINEM V	38,386	45,937	Fixed rate 5.5% (b)	96 monthly installments from February 2013	CPFL Energia guarantee and receivables
FINEM VI	197,145	245,445	TJLP + 2.06% to 3.08% (e) (f)	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
FINEM VI	10,412	11,917	Fixed rate 2.5% (a)	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
FINEM VI	191,022	218,640	Fixed rate 2.5% (a)	96 monthly installments from December 2014	CPFL Energia guarantee and receivables
FINEM VII	63,777	-	Fixed rate 6% (b)	96 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VII	65,304	-	SELIC + 2.62% to 2.66% (h)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VII	130,774	-	TJLP + 2.12% to 2.66% (c) (d)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINAME	33,808	42,260	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
CPFL Piratininga
FINEM IV	37,859	55,807	TJLP + 2.12% to 3.3% (c)	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
FINEM IV	1,736	2,299	Fixed rate 8% (c)	90 monthly installments from August 2011	CPFL Energia guarantee and receivables
FINEM IV	19,962	23,889	Fixed rate 5.5% (b)	96 monthly installments from February 2013	CPFL Energia guarantee and receivables
FINEM V	57,621	71,737	TJLP + 2.06% to 3.08% (e) (f)	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
FINEM V	2,735	3,130	Fixed rate 2.5% (a)	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
FINEM V	47,536	54,409	Fixed rate 2.5% (a)	96 monthly installments from December 2014	CPFL Energia guarantee and receivables
FINEM VI	39,605	-	SELIC + 2.62% to 2.66% (h)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VI	69,054	-	TJLP + 2.12% to 2.66% (c) (d)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VI	30,463	-	Fixed rate 6% (b)	96 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINAME	16,031	20,039	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
RGE
FINEM V	42,549	62,721	TJLP + 2.12% to 3.3% (c)	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
FINEM V	14,725	17,622	Fixed rate 5.5% (b)	96 monthly installments from February 2013	CPFL Energia guarantee and receivables
FINEM VI	105,322	131,125	TJLP + 2.06% to 3.08% (e) (f)	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
FINEM VI	1,102	1,261	Fixed rate 2.5% (a)	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
FINEM VI	70,240	80,396	Fixed rate 2.5% (a)	96 monthly installments from December 2014	CPFL Energia guarantee and receivables
FINEM VII	43,522	-	Fixed rate 6% (b)	96 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VII	59,348	-	SELIC + 2.62% to 2.66% (h)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VII	76,728	-	TJLP + 2.12% to 2.66% (d)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINAME	8,045	10,056	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
FINAME	227	287	Fixed rate 10.0%	90 monthly installments from May 2012	Liens on assets
FINAME	715	-	Fixed rate 10.0%	66 monthly installments from October 2015	Liens on assets
CPFL Santa Cruz
Bank credit note - Unibanco	-	929	TJLP + 2.9%	54 monthly installments from December 2010	CPFL Energia guarantee and receivables
FINEM	10,306	11,317	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	3,663	3,334	SELIC + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINEM	7,382	7,596	TJLP + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
CPFL Leste Paulista
Bank credit note - Unibanco	-	1,286	TJLP + 2.9%	54 monthly installments from June 2011	CPFL Energia guarantee and receivables
FINEM	3,850	2,904	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	1,343	1,179	SELIC + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINEM	2,709	2,685	TJLP + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
CPFL Sul Paulista
Bank credit note - Unibanco	-	1,393	TJLP + 2.9%	54 monthly installments from June 2011	CPFL Energia guarantee and receivables
FINEM	2,734	1,968	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	1,876	1,553	SELIC + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINEM	3,803	3,545	TJLP + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
CPFL Jaguari
Bank credit note - Unibanco	-	455	TJLP + 2.9%	54 monthly installments from December 2010	CPFL Energia guarantee and receivables
Bank credit note - Santander	1,710	1,968	TJLP + 3.1%	96 monthly installments from June 2014	CPFL Energia guarantee
Bank credit note - Santander	808	635	UMBNDES + 2.1%	96 monthly installments from June 2014	CPFL Energia guarantee
FINEM	2,745	2,775	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	1,394	1,104	SELIC + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINEM	2,826	2,516	TJLP + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
CPFL Mococa
Bank credit note - Unibanco	-	608	TJLP + 2.9%	54 monthly installments from January 2011	CPFL Energia guarantee and receivables
Bank credit note - Santander	2,200	2,532	TJLP + 3.1%	96 monthly installments from June 2014	CPFL Energia guarantee
Bank credit note - Santander	1,039	817	UMBNDES + 2.1%	96 monthly installments from June 2014	CPFL Energia guarantee
Bank credit note - Santander	1,932	1,250	UMBNDES +1.99%	96 monthly installments from October 2015	CPFL Energia guarantee
Bank credit note - Santander	4,619	4,335	TJLP + 2.99% (f)	96 monthly installments from October 2015	CPFL Energia guarantee
CPFL Serviços
FINAME	1,509	1,675	Fixed rate 2.5% to 5.5%	96 monthly installments from August 2014	CPFL Energia guarantee and liens on equipment
FINAME	357	357	Fixed rate 6%	72 monthly installments from April 2016	CPFL Energia guarantee and liens on equipment
FINAME	864	1,272	Fixed rate 7.7% to 10%	90 monthly installments from November 2012	CPFL Energia guarantee and liens on equipment
FINAME	13,049	14,806	Fixed rate 2.5% to 5.5%	114 monthly installments from February 2013	CPFL Energia guarantee and liens on equipment
FINAME	60	74	TJLP + 4.2%	90 monthly installments from November 2012	CPFL Energia guarantee and liens on equipment
FINAME	2,659	2,860	Fixed rate 6%	90 monthly installments from October 2014	CPFL Energia guarantee and liens on equipment
FINAME	108	108	Fixed rate 6%	96 monthly installments from June 2016	CPFL Energia guarantee and liens on equipment
FINAME	6,496	6,909	Fixed rate 6%	114 monthly installments from June 2015	CPFL Energia guarantee and liens on equipment
FINAME	1,002	-	TJLP + 2.2% to 3.2% (c)	56 monthly installments from July 2015	CPFL Energia guarantee and liens on equipment
FINAME	4,006	-	Fixed rate 9.5% to 10% (c)	66 monthly installments from October 2015	CPFL Energia guarantee and liens on equipment
CERAN
BNDES	312,150	360,217	TJLP + 3.69% to 5%	168 monthly installments from December 2005	Pledge of shares, credit and concession rights, revenues and CPFL Energia guarantee
BNDES	68,993	54,604	UMBNDES + 5% (1)	168 monthly installments from February 2006	Pledge of shares, credit and concession rights, revenues and CPFL Energia guarantee
CPFL Transmissão
FINAME	19,466	17,736	Fixed rate 3.0%	96 monthly installments from July 2015	CPFL Energia guarantee
CPFL Telecom
FINAME	7,610	7,588	Fixed rate 6.0% (b)	60 monthly installments from December 2016	CPFL Energia guarantee
FINEM	7,018	6,187	SELIC + 3.12% (h)	60 monthly installments from December 2016	CPFL Energia guarantee
FINEM	21,544	21,349	TJLP + 2.12% to 3.12% (c)	60 monthly installments from December 2016	CPFL Energia guarantee

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

CPFL Renováveis
FINEM I	290,445	321,088	TJLP + 1.95%	168 monthly installments from October 2009	PCH Holding a joint and several debtor, letters of guarantee
FINEM II	25,308	28,605	TJLP + 1.90%.	144 monthly installments from June 2011	CPFL Energia guarantee, liens on assets and assignment of credit rights
FINEM III	528,528	565,890	TJLP + 1.72%	192 monthly installments from May 2013	CPFL Energia guarantee, pledge of shares, liens on assets, assignment of credit rights
FINEM V	90,678	101,723	TJLP + 2.8% to 3.4%	143 monthly installments from December 2011	PCH Holding 2 and CPFL Renováveis as joint and several debtors.
FINEM VI	79,457	84,176	TJLP + 2.05%	192 monthly installments from October 2013	Pledge of CPFL Renováveis shares, assignment of receivables
FINEM VII	156,737	176,252	TJLP + 1.92%	156 monthly installments from October 2010	Pledge of shares, assignment of rights, liens on machinery and equipment
FINEM IX	32,289	39,581	TJLP + 2.15%	120 monthly installments from May 2010	Pledge of shares of subsidiary and liens on machinery and equipment
FINEM X	528	827	TJLP	84 monthly installments from October 2010	Pledge of shares, assignment of rights, liens on machinery and equipment
FINEM XI	115,676	126,670	TJLP + 1.87% to 1.9%	168 monthly installments from January 2012	CPFL Energia guarantee, pledge of shares, liens on assets, assignment of credit rights
FINEM XII	335,894	357,620	TJLP + 2.18%	192 monthly installments from July 2014	CPFL Energia guarantee, liens on assets, joint assignment of credit rights, pledge of shares
FINEM XIII	296,891	315,596	TJLP + 2.02% to 2.18%	192 monthly installments from November 2014	Pledge of shares and machinery and equipment of SPE , assignment of rights
FINEM XIV	11,599	19,707	TJLP + 3.50%	120 monthly installments from June 2007	Liens on machinery and equipment , assignment of receivables, pledge of grantor rights - ANEEL, pledge of shares
FINEM XV	31,227	35,392	TJLP + 3.44%	139 monthly installments from September 2011	Assignment of receivables, pledge of grantor rights - ANEEL, pledge of shares
FINEM XVI	8,500	10,581	Fixed rate 5.50%	101 monthly installments from September 2011	Assignment of receivables, pledge of grantor rights - ANEEL, pledge of shares
FINEM XVII	490,786	525,541	TJLP + 2.18%	192 monthly installments from January 2013	Liens on machinery and equipment, assignment of receivables, pledge of grantor rights - ANEEL, pledge of shares and reserve account
FINEM XVIII	18,481	23,200	Fixed rate 4.5%	102 monthly installments from June 2011	CPFL Energia guarantee, liens on assets , assignment of credit rights
FINEM XIX	31,381	33,488	TJLP + 2.02%	192 monthly installments from January 2014	CPFL Energia guarantee, liens on assets, joint assignment of credit rights, pledge of shares
FINEM XX	52,091	59,533	Fixed rate 2.5%	108 monthly installments from January 2014	Pledge of CPFL Renováveis shares, pledge of shares and reserve account of SPE, assignment of receivables
FINEM XXI	42,765	45,636	TJLP + 2.02%	192 monthly installments from January 2014	CPFL Energia guarantee, liens on assets, joint assignment of credit rights, pledge of shares
FINEM XXII	45,828	52,375	Fixed rate 2.5%	108 monthly installments from January 2014	Pledge of CPFL Renováveis shares, pledge of shares and reserve account of SPE, assignment of receivables
FINEM XXIII	2,305	2,882	Fixed rate 4.5%	102 monthly installments from June 2011	CPFL Energia guarantee, liens on assets , assignment of credit rights
FINEM XXIV	136,528	163,476	Fixed rate 5.5%	108 monthly installments from January 2012	CPFL Energia guarantee, liens on assets, joint assignment of credit rights
FINEM XXV	79,010	-	TJLP + 2.18%	192 monthly installments from June 2015	Pledge of shares and grantor rights, liens on assets and assignment of credit rights
FINEM XXVI	270,768	-	TJLP + 2.75%	192 monthly installments from July 2017	Pledge of shares and grantor rights, liens on assets and assignment of credit rights
FINAME IV	3,327	3,773	Fixed rate 2.5%	96 monthly installments from February 2015	Pledge of CPFL Renováveis shares, pledge of shares and reserve account of SPE, assignment of receivables
FINEP I	1,890	2,382	Fixed rate 3.5%	61 monthly installments from October 2014	Bank guarantee
FINEP II	10,383	10,366	TJLP - 1.00%	85 monthly installments from June 2017	Guarantee
FINEP III	6,374	6,945	TJLP + 3.00%	73 monthly installments from July 2015	Guarantee
BNB I	108,835	117,516	Fixed rate 9.5% to 10%	168 monthly installments from January 2009	Liens
BNB II	165,324	172,430	Fixed rate 10% (J)	222 monthly installments from May 2010	CPFL Energia guarantee
BNB III	30,837	32,591	Fixed rate 9.5%	228 monthly installments from July 2009	Guarantee, liens on assets, assignment of credit rights
NIB	72,739	74,197	IGPM + 8.63%	50 quarterly installments from June 2011	No guarantee
Bridge BNDES IV	-	49,492	TJLP + 2.40%	1 installment in January 2016	Guarantee
Banco do Brasil	31,014	36,739	Fixed rate 10.00%	132 monthly installment from June 2010	Shareholders support, pledge of shares and grantor rights, assignment of receivables, performance bond, guarantee and civil liability

CPFL Brasil
FINEP	1,864	2,657	Fixed rate 5%	81 monthly installments from August 2011	Receivables

Purchase of assets
CPFL ESCO
FINAME	3,544	4,135	Fixed rate 4.5% to 8.7%	96 monthly installments from March 2012	CPFL Energia guarantee and liens on equipment
FINAME	117	158	Fixed rate 6%	72 monthly installments from October 2016	CPFL Energia guarantee
FINAME	261	-	TJLP + 2.70%	48 monthly installments from October 2016	CPFL Energia guarantee
FINAME	216	-	SELIC + 2.70%	48 monthly installments from October 2016	CPFL Energia guarantee
Financial institutions
CPFL Energia
Santander - Working capital	331,343	-	86.40% of CDI	1 installment in January 2016	No guarantee
CPFL Paulista
Banco do Brasil - Working capital	-	105,500	107% of CDI	1 installment in April 2015	CPFL Energia guarantee
Banco do Brasil - Working capital	-	73,758	98.50% of CDI (f)	4 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital	331,549	291,036	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
CPFL Piratininga
Banco do Brasil - Working capital	-	6,784	98.50% of CDI (f)	4 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital	58,353	51,222	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
RGE
Banco do Brasil - Working capital	-	31,894	98.50% of CDI (f)	4 annual installments from July 2012	CPFL Energia guarantee
CPFL Santa Cruz
Banco do Brasil - Working capital	43,764	38,417	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital	7,637	8,083	CDI + 0.27% (f)	12 semiannual installments from June 2015	CPFL Energia guarantee
CPFL Leste Paulista
Banco IBM - Working capital	6,587	7,419	100.0% of CDI	14 semiannual installments from December 2012	CPFL Energia guarantee
Banco IBM - Working capital	23,790	25,666	CDI + 0.1%	12 semiannual installments from October 2014	CPFL Energia guarantee
Banco IBM - Working capital	17,268	7,969	CDI + 0.27%	12 semiannual installments from March 2015	CPFL Energia guarantee
Banco IBM - Working capital	8,052	10,307	CDI + 1.33 (f)	12 semiannual installments from June 2015	CPFL Energia guarantee
CPFL Sul Paulista
Banco do Brasil - Working capital	27,850	24,447	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital	8,914	4,036	CDI + 0.27% to 1.33 (f)	12 semiannual installments from June 2015	CPFL Energia guarantee
CPFL Jaguari
Banco do Brasil - Working capital	3,846	3,376	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital	13,266	15,064	100.0% of CDI	14 semiannual installments from December 2012	CPFL Energia guarantee
Banco IBM - Working capital	12,825	13,836	CDI + 0.1%	12 semiannual installments from October 2014	CPFL Energia guarantee
CPFL Mococa
Banco do Brasil - Working capital	25,198	22,119	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital	4,305	4,888	100.0% of CDI	14 semiannual installments from December 2012	CPFL Energia guarantee
Banco IBM - Working capital	14,663	15,519	CDI + 0.27%	12 semiannual installments from March 2015	CPFL Energia guarantee
CPFL Serviços
Banco IBM - Working capital	5,111	6,316	CDI + 0.10%	11 semiannual installments from June 2013	CPFL Energia guarantee
CPFL Geração
Banco do Brasil - Working capital	642,124	637,635	109.5% of CDI	1 installment in March 2019	CPFL Energia guarantee
CPFL Renováveis
HSBC	290,679	322,336	CDI + 0.5% (i)	8 annual installment from June 2013	Pledge of shares
CPFL Telecom
Banco IBM - Working capital	35,689	38,489	CDI + 0.18%	12 semiannual installments from August 2014	CPFL Energia guarantee

Others
Eletrobrás
CPFL Paulista	3,931	5,414	RGR + 6% to 6.5%	monthly installments from August 2006	Receivables and promissory notes
CPFL Piratininga	88	239	RGR + 6%	monthly installments from August 2006	Receivables and promissory notes
RGE	7,658	9,746	RGR + 6%	monthly installments from August 2006	Receivables and promissory notes
CPFL Santa Cruz	1,029	1,601	RGR + 6%	monthly installments from January 2007	Receivables and promissory notes
CPFL Leste Paulista	532	747	RGR + 6%	monthly installments from February 2008	Receivables and promissory notes
CPFL Sul Paulista	544	808	RGR + 6%	monthly installments from August 2007	Receivables and promissory notes
CPFL Jaguari	24	41	RGR + 6%	monthly installments from June 2007	Receivables and promissory notes
CPFL Mococa	170	222	RGR + 6%	monthly installments from January 2008	Receivables and promissory notes
Others	131,751	105,034
Subtotal local currency - Cost	7,744,225	7,257,338

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

Foreign Currency
Measured at fair value
Financial Institutions
CPFL Energia
Santander	293,660	-	US$ + 1.547% (3)	1 installment in February 2016	No guarantee
Bradesco	154,665	-	US$ + 1.72% (2) (f)	1 installment in June 2016	No guarantee
Santander	197,044	-	US$ + 1.918% (3)	1 installment in September 2016	No guarantee
CPFL Paulista
Bank of America Merrill Lynch	397,324	270,248	US$ + 3.69% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Bank of America Merrill Lynch	-	399,887	US$ + Libor 3 months + 1.48% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Bank of America Merrill Lynch	175,750	119,561	US$+Libor 3 months+1.70% (4)	1 installment in September 2018	CPFL Energia guarantee and promissory notes
Bank of Tokyo-Mitsubishi	195,524	-	US$ + Libor 3 months + 0.88% (3) (g)	1 installment in February 2020	CPFL Energia guarantee and promissory notes
Bank of Tokyo-Mitsubishi	195,380	132,887	US$+Libor 3 months+0.80% (3) (f)	4 semiannual installments from September 2017	CPFL Energia guarantee and promissory notes
BNP Paribas	85,991	-	Euro + 1.6350% (3)	1 installment in January 2018	CPFL Energia guarantee and promissory notes
Citibank	-	133,585	US$ + Libor 6 months + 1.77% (3)	1 installment in September 2016	CPFL Energia guarantee and promissory notes
Citibank	195,502	132,962	US$+Libor 3 months + 1.35% (4)	1 installment in March 2019	CPFL Energia guarantee and promissory notes
Citibank	227,397	-	US$ + Libor 3 months + 1.44% (3)	1 installment in January 2020	CPFL Energia guarantee and promissory notes
HSBC	338,504	-	US$ + Libor 3 months + 1.30% (3)	1 installment in January 2018	CPFL Energia guarantee and promissory notes
J.P. Morgan	156,381	106,383	US$ + 2.28% to 2.32% (3)	1 installment in December 2017	CPFL Energia guarantee and promissory notes
J.P. Morgan	138,255	-	US$ + 2.36% to 2.39% (3)	1 installment in January 2018	CPFL Energia guarantee and promissory notes
J.P. Morgan	98,891	-	US$ + 2.74% (3)	1 installment in January 2019	CPFL Energia guarantee and promissory notes
J.P. Morgan	59,080	-	US$ + 2.2% (3)	1 installment in February 2018	CPFL Energia guarantee and promissory notes
Bank of America Merrill Lynch	587,094	-	US$ + Libor 3 months + 1.40% (3)	1 installment in February 2018	CPFL Energia guarantee and promissory notes
Mizuho Bank	292,895	199,235	US$+Libor 3 months+1.55% (3) (f)	3 semiannual installments from March 2018	CPFL Energia guarantee and promissory notes
Morgan Stanley	196,502	133,601	US$ + Libor 6 months + 1.75% (3)	1 installment in September 2016	CPFL Energia guarantee and promissory notes
Scotiabank	95,502	64,958	US$ + 3.3125% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
CPFL Piratininga
Bank of America Merrill Lynch	48,964	-	US$ + Libor 3 months + 1.15% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Bank of America Merrill Lynch	97,849	-	US$ + Libor 3 months + 1.15% (3)	1 installment in August 2016	CPFL Energia guarantee and promissory notes
BNP Paribas	236,474	-	Euro + 1.6350% (3)	1 installment in January 2018	CPFL Energia guarantee and promissory notes
Citibank	244,778	-	US$ + Libor 3 months + 1.41% (3)	2 annual installments from January 2019	CPFL Energia guarantee and promissory notes
Citibank	-	21,401	US$ + Libor 6 months + 1.69%(3)	1 installment in August 2016	CPFL Energia guarantee and promissory notes
Citibank	-	167,050	US$ + Libor 6 months + 1.14% (3)	1 installment in January 2017	CPFL Energia guarantee and promissory notes
Citibank	195,502	132,962	US$ + Libor 3 months + 1.35% (4)	1 installment in March 2019	CPFL Energia guarantee and promissory notes
Santander	177,268	120,585	US$ + 2.58% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Scotiabank	124,737	84,843	US$ + 3.3125% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Scotiabank	64,980	-	US$ + 2.08% (3)	1 installment in August 2017	CPFL Energia guarantee and promissory notes
Sumitomo	195,938	133,259	US$ + Libor 3 months + 1.35% (3) (f)	1 installment in April 2018	CPFL Energia guarantee and promissory notes
RGE
Bank of Tokyo-Mitsubishi	70,439	47,908	US$ + Libor 3 months + 0.82%(3)	1 installment in April 2018	CPFL Energia guarantee and promissory notes
Bank of Tokyo-Mitsubishi	320,602	218,046	US$ + Libor 3 months + 0.83%(3)	1 installment in May 2018	CPFL Energia guarantee and promissory notes
Citibank	58,683	39,912	US$ + Libor 3 months + 1.25%(4)	2 annual installments from May 2018	CPFL Energia guarantee and promissory notes
Citibank	274,426	186,593	US$ + Libor 6 months + 1.45% (3)	1 installment in April 2017	CPFL Energia guarantee and promissory notes
HSBC	53,260	36,223	US$ + Libor 3 months + 1.30% (3)	1 installment in October 2017	CPFL Energia guarantee and promissory notes
J.P. Morgan	239,453	-	US$ + 2.78% (3)	1 installment in February 2018	CPFL Energia guarantee and promissory notes
J.P. Morgan	139,466	-	US$ + 1.35% (3)	1 installment in February 2016	CPFL Energia guarantee and promissory notes
J.P. Morgan	-	126,126	US$ + 2.64% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
CPFL Santa Cruz
J.P. Morgan	-	25,864	US$ + 2.38% (3)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
Santander	34,679	23,590	US$ + 2.544% (3)	1 installment in June 2016	CPFL Energia guarantee and promissory notes
CPFL Leste Paulista
Scotiabank	-	32,926	US$ + 2.695% (3)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
CPFL Sul Paulista
J.P. Morgan	-	13,578	US$ + 2.38% (3)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
Santander	38,147	25,949	US$ + 2.544% (3)	1 installment in June 2016	CPFL Energia guarantee and promissory notes
Scotiabank	-	13,829	US$ + 2.695% (3)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
CPFL Jaguari
Santander	53,752	36,564	US$ + 2.544% (3)	1 installment in June 2016	CPFL Energia guarantee and promissory notes
Scotiabank	-	17,122	US$ + 2.695% (3)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
CPFL Mococa
Scotiabank	-	14,488	US$ + 2.695% (3)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
CPFL Geração
HSBC	390,757	265,779	US$+Libor 3 months + 1.30% (3)	1 installment in March 2017	CPFL Energia guarantee and promissory notes
CPFL Serviços
J.P. Morgan	14,760	10,040	US$ + 1.75% (3)	1 installment in October 2016	CPFL Energia guarantee and promissory notes
CPFL Telecom
Banco Itaú	-	9,202	US$ + 2.35% (3)	1 installment in November 2015	CPFL Energia guarantee and promissory notes
Paulista Lajeado
Banco Itaú	42,862	-	US$ + 3.196% (4)	1 installment in March 2018	CPFL Energia guarantee and promissory notes
CPFL Brasil
Scotiabank	53,317	-	US$ + 2.779% (3)	1 installment in August 2018	CPFL Energia guarantee and promissory notes

Mark to market	(312,249)	(55,998)

Total Foreign Currency - fair value	6,940,180	3,441,149

Borrowing costs(*)	(21,618)	(20,110)

Total - Consolidated	14,662,787	10,678,376

The subsidiaries hold swaps converting the operating cost of currency variation to interest rate variation in reais. corresponding to :
(1) 143.85% of CDI	(3) 99% to 109% of CDI
(2) 95,2% of CDI	(4) 109.1% to 119% of CDI

Effective rate:
(a) 30% to 40% of CDI	(e) 80.1% to 90% of CDI		(i) CDI + 0.73%
(b) 40.1% to 50% of CDI	(f) 100.1% to 110% of CDI		(J) Fixed rate 10.57%
(c) 60.1% to 70% of CDI	(g) 110.1% to 120% of CDI
(d) 70.1% to 80% of CDI	(h) 120.1% to 130% of CDI

 (*) In accordance with IAS 39 / CPC 38, this refers to the fundraising costs attributable to issuance of the respective debts.

In conformity with CPC 38 and 39 and IAS 32 and 39, the Company and its subsidiaries classified their debts as (i) other financial liabilities (or measured at amortized cost), and (ii) financial liabilities measured at fair value through profit and loss.

The objective of classification as financial liabilities of borrowings measured at fair value is to compare the effects of recognition of income and expense derived from marking derivatives to market, tied to the borrowings, in order to obtain more relevant and consistent accounting information. At December 31, 2015, the total balance of the borrowings measured at fair value was R$ 6,940,180 (R$ 3,441,149 at December 31, 2014).

Changes in the fair values of these borrowings are recognized in the finance income/cost of the Company and its subsidiaries. Accumulated gains of R$ 312,249 (R$ 55,998 at December 31, 2014) on marking the borrowings to market, less losses of R$ 184,518 (R$25,382 at December 31, 2014) of marking to market the derivative financial instruments contracted as a hedge against foreign exchange variations (note 35), resulted in a total net gain of R$ 127,731 (R$30,616 at December 31, 2014).

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

The maturities of the principal of borrowings are scheduled as follows:

Maturity	Consolidated
2017	1,892,991
2018	4,289,564
2019	2,284,535
2020	1,067,028
2021	490,809
2022 to 2026	1,326,076
2027 to 2031	505,856
2032 to 2036	18,328
Subtotal	11,875,186
Mark to Market	(282,980)
Total	11,592,206

The main indexes used for adjusting borrowings for inflation and the indebtedness profile in local and foreign currency, already considering the effects of the derivative instruments, are as follows:

	Accumulated variation		% of debt
Index	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
IGP-M	10.54	3.69	0.50	0.69
UMBND	47	13.27	0.49	0.53
TJLP	6.21	5	27.67	36.50
CDI	13.18	10.81	61.60	49.26
Others			9.76	13.01
			100.00	100.00

Main borrowings in the year:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

		R$ thousand

Company	Bank / credit line	Total approved	Released in 2015	Released net of fundraising costs	Interest	Utilization

Local currency:

Investment:
CPFL Paulista	FINEM VII	427,716	254,119	253,161	Quarterly	Subsidiary's investment plan
CPFL Piratininga	FINEM VI	194,862	135,259	134,625	Quarterly	Subsidiary's investment plan
RGE	FINEM VII	266,790	174,518	173,789	Quarterly	Subsidiary's investment plan
CPFL Santa Cruz	FINEM (a)	25,360	1,264	1,264	Quarterly	Subsidiary's investment plan
CPFL Leste Paulista	FINEM (a)	13,045	1,915	1,915	Quarterly	Subsidiary's investment plan
CPFL Sul Paulista	FINEM (a)	12,280	2,187	2,187	Quarterly	Subsidiary's investment plan
CPFL Jaguari	FINEM (a)	10,398	1,274	1,274	Quarterly	Subsidiary's investment plan
CPFL Mococa	Bank credit note - Santander (a)	6,119	516	516	Quarterly	Subsidiary's investment plan
RGE	FINAME (a)	746	746	746	Quarterly	Subsidiary's investment plan
CPFL Serviços	FINAME (a)	6,011	5,144	5,144	Quarterly	Purchase of vehicles and equipment
CPFL Transmissão Piracicaba	FINAME (a)	23,824	3,020	3,020	Quarterly	Purchase of vehicles and equipment
CPFL ESCO	FINAME (a)	461	461	461	Quarterly	Acquisition of electrical equipment and vehicles
CPFL Renováveis	FINEM XXV	84,338	75,732	75,732	Monthly	Subsidiary's investment plan
CPFL Renováveis	FINEM XXVI	764,109	270,642	268,117	Monthly	Subsidiary's investment plan

Financial institutions:
CPFL Energia	Working capital - Bank credit note - Santander (a)	300,000	300,000	294,383	With the principal	Working capital improvement
CPFL Leste Paulista	Working capital - Bank credit note - Banco IBM (a)	7,563	7,563	7,563	Semiannual	Working capital improvement
CPFL Sul Paulista	Working capital - Bank credit note - Banco do Brasil (a)	4,791	4,791	4,791	Semiannual	Working capital improvement
CPFL Renováveis	Votorantim - Promissory notes (a)	50,000	50,000	50,000	With the principal	Subsidiary's investment plan (SHPs)
		2,197,667	1,288,405	1,277,941

Foreign currency:

Financial institutions:
CPFL Energia	Bank credit notes - Banco Santander (a)	200,000	200,000	200,000	With the principal	Extend the debt profile
CPFL Energia	FRN - Banco Santander (a)	187,750	187,750	187,750	With the principal	Working capital improvement
CPFL Energia	Working capital - Law 4131 - Bradesco (a)	149,208	149,208	147,865	With the principal	Working capital improvement
CPFL Paulista	Working capital - Law 4131 - Bank of Tokyo-Mitsubishi	142,735	142,735	141,308	Quarterly	Working capital improvement
CPFL Paulista	Working capital - Law 4131 - BNP Paribas	63,896	63,896	63,896	Semiannual	Working capital improvement
CPFL Paulista	Working capital - Law 4131 - Citibank	156,600	156,600	156,600	Quarterly	Working capital improvement
CPFL Paulista	Working capital - Law 4131 - HSBC Bank	227,673	227,673	227,673	Quarterly	Working capital improvement
CPFL Paulista	Working capital - Law 4131 - JP Morgan	203,771	203,771	203,771	Semiannual	Working capital improvement
CPFL Paulista	Working capital - Law 4131 - Bank of America Merrill Lynch	405,300	405,300	405,300	Quarterly	Working capital improvement
CPFL Piratininga	Working capital - Law 4131 - BNP Paribas	175,714	175,714	175,714	Semiannual	Working capital improvement
CPFL Piratininga	Working capital - Law 4131 - Citibank		169,837	169,837	Quarterly	Working capital improvement
		169,837

CPFL Piratininga	Working capital - Law 4131 - Scotiabank	55,440	55,440	55,440	Semiannual	Working capital improvement
CPFL Piratininga	Working capital - Law 4131 - Bank of America Merrill Lynch (a)	124,250	124,250	124,250	Quarterly	Working capital improvement
RGE	Working capital - Law 4131 - JP Morgan	171,949	171,949	171,949	Semiannual	Working capital improvement
RGE	Working capital - Law 4131 - JP Morgan (a)	100,000	100,000	100,000	Semiannual	Working capital improvement
CPFL Brasil	Working capital - Law 4131 - Scotiabank	45,360	45,360	45,360	Semiannual	Working capital improvement
Paulista Lajeado	Bank credit notes - Banco Itaú (a)	35,000	35,000	35,000	Semiannual	Working capital improvement
		2,614,482	2,614,482	2,611,712

		4,812,149	3,902,887	3,889,653

(a) the agreement has no restrictive covenants

Restrictive covenants

BNDES:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

Borrowings from the BNDES restrict the subsidiaries CPFL Paulista, CPFL Piratininga, RGE, CERAN and CPFL Telecom to: (i) not paying dividends and interest on capital totaling more than the minimum mandatory dividend laid down by law without after fulfillment of all contractual obligations; (ii) full compliance with the restrictive conditions established in the agreement; and (iii) maintaining certain financial ratios within pre-established parameters, calculated annually:

CPFL Paulista, CPFL Piratininga and RGE

Maintaining, by these subsidiaries, the following ratios:

•         Net indebtedness divided by EBITDA – maximum of 3.5;

•         Net indebtedness divided by the sum of net indebtedness and Equity – maximum of 0.90.

CPFL Geração

The borrowings from the BNDES raised by the indirect subsidiary CERAN establish:

•         Maintaining the debt service coverage ratio at 1.3 during the amortization period;

•         Restrictions on the payment of dividends to the subsidiary CPFL Geração above the minimum mandatory dividend of 25% without the prior approval of the BNDES.

CPFL Telecom

Maintaining, by the Company, the following ratios:

•         Equity / (Equity + Net Bank Debt) of more than 0.28;

•         Net Bank Debt / Adjusted EBITDA of less than 3.75.

CPFL Renováveis (calculated in indirect subsidiary CPFL Renováveis and its subsidiaries, except when mentioned in each specific item):

FINEM I and FINEM VI

•       Maintaining the debt service coverage ratio “ICSD” (cash balance for the prior year + cash generation for the current year) / debt service charge for the current year) at 1.2;

•       Own capitalization ratio of 25% or more.

In December 2015 and 2014, the subsidiary obtained a waiver from the BNDES for determination of the ICSD for FINEM VI the year ended December 31, 2015 and 2014.

FINEM II and FINEM XVIII

•       Restrictions on the payments of dividends if a debt service coverage ratio of 1.0 or more and a general indebtedness ratio of 0.8 or less are not achieved.

FINEM III

•       Maintaining Equity/(Equity + Net Bank Debt) ratio of more than 0.28, determined in the Company's annual consolidated financial statements;

•       Maintaining a Net Bank Debt/EBITDA ratio of 3.75 or less, determined in the Company's annual consolidated financial statements.

FINEM V

•       Maintaining the debt service coverage ratio at 1.2;

•       Maintaining the own capitalization ratio at 30% or more.

In December 2014, the subsidiary obtained a waiver from Banco do Brasil for determination of the ICSD for the year ended December 31, 2014.

FINEM VII, FINEM X and FINEM XXIII

•       Maintaining the annual debt service coverage ratio at 1.2;

•       Distribution of dividends limited to the Total Liabilities/ ex-Dividend Equity ratio of less than 2.33.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

FINEM IX, FINEM XIII and FINEM XXV

•       Maintaining the Debt Service Coverage Ratio at 1.3 or more.

FINEM XXVI

•         Maintaining the Debt Service Coverage Ratio of the SPEs. at 1.3 or more after amortization starts;

•         Maintaining the consolidated Debt Service Coverage Ratio at 1.3, or more, determined in the annual consolidated financial statements of the subsidiary Turbina 16 (“T-16”), after amortization starts.

FINEM XI and FINEM XXIV

•       Maintaining a Net Bank Debt/EBITDA ratio of 3.75 or less, determined in the Company's annual consolidated financial statements.

FINEM XII

•       Maintaining the Debt Service Coverage Ratio of the indirect subsidiaries Campo dos Ventos II Energias Renováveis S.A., SPE Macacos Energia S.A., SPE Costa Branca Energia S.A., SPE Juremas Energia S.A. and SPE Pedra Preta Energia S.A. at 1.3 or more after amortization starts;

•       Maintaining the Consolidated Debt Service Coverage Ratio at 1.3 or more, determined in the consolidated financial statements of Eólica Holding S.A., after amortization starts.

FINEM XIV

•      Maintaining the half-yearly equity ratio (ICP), defined by Equity/Total Assets ratio, at 30% or more of the project’s total investment, and a debt service coverage ratio at 1.3 or more during the amortization period;

In June of 2015, the Company obtained from the Brazilian Development Bank (BNDES) waiver of its obligation to calculate the two ratios above in relation to the half ended June 30, 2015.

FINEM XV and FINEM XVI

•       Maintaining the quarterly equity ratio (ICP) at 25% or more, defined by the ratio of Equity to Total Assets;

•       Maintaining the quarterly debt service coverage ratio at 1.2 or more during the amortization period.

FINEM XVII

•         Maintaining the debt service coverage ratio at 1.2 or more during the amortization period;

•         Maintaining the annual consolidated debt service coverage ratio at 1.3 or more, determined in the consolidated financial statements of Desa Eólicas S.A.

FINEM XIX, FINEM XX, FINEM XXI and FINEM XXII

•         Maintenance of Debt Service Coverage Ratio of 1.2 or more during the effective period of the agreement;

•         Maintenance of Net Debt/EBITDA ratio of 6.0 or less in 2014, 5.6 in 2015, 4.6 in 2016 and 3.75 in 2017 and thereafter, determined in the consolidated financial statements of CPFL Renováveis during the effective period of the agreement;

•         Maintenance of an Equity/(Equity + Net Debt) ratio of 0.41 or more from 2014 to 2016 and 0.45 in 2017 and thereafter, determined in the consolidated financial statements of CPFL Renováveis, during the effective period of the agreement.

In December 2014, the Company obtained a waiver from the BNDES for calculation of the ICSD  and the Net Debt/EBITDA ratio, fulfillment mandatory for the parent company for the year ended December 31, 2014.

In December 2015, the Company obtained waiver from the BNDES involving the latter’s concurrence with non-fulfillment of the ICSD without acceleration of maturity of the debt being declared in relation to the year ended December 31, 2015.

HSBC

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

•       From 2014, there is the obligation to maintain the Net Debt/ EBITDA ratio of less than 4.50 in June 2014, 4.25 in December 2014, 4.0 in June 2015 and 3.50 in the other half yearly periods until settlement.

NIB

•         Maintaining the half-yearly debt service coverage ratio at 1.2;

•         Maintaining an indebtedness ratio of 70% or less;

•         Maintaining the Financing Term Coverage ratio at 1.7 or more.

Banco do Brasil

•         Maintaining the annual debt service coverage ratio at 1.2 or more during the amortization period.

Foreign currency borrowings - Bank of America Merrill Lynch (except for CPFL Piratininga), J.P Morgan (except for RGE*), Citibank, Morgan Stanley, Scotiabank, Bank of Tokyo Mitsubishi, Santander (except for CPFL Energia), Sumitomo, Mizuho, HSBC and BNP Paribas (Law 4,131)

The foreign currency borrowings taken under Law 4,131 are subject to certain restrictive covenants, and include clauses that require the Company to maintain certain financial ratios within pre-established parameters, calculated semiannually.

The ratios required are as follows: (i) Net indebtedness divided by EBITDA – maximum of 3.75 and (ii) EBITDA divided by Finance Income (Costs) – minimum of 2.25.

(*) Loan with balance of R$ 139,466 as at December 31, 2015 and falling due on February 22, 2016.

For purposes of determining covenants, the definition of EBITDA for the Company takes into consideration mainly the consolidation of subsidiaries, associates and joint ventures based on the direct or indirect Company’s interest in those companies (for both EBITDA and assets and liabilities).

Various borrowings of the direct and indirect subsidiaries are subject to acceleration of maturities in the event of changes in the Company’s ownership structure or in the ownership structure of the subsidiaries that result in the loss of the share control or of control over management of the Company by the Company’s current shareholders, unless at least one of the shareholders (Camargo Corrêa and Previ) remains directly or indirectly in the control block.

Furthermore, failure to comply with the obligations or restrictions mentioned can result in default in relation to other contractual obligations (cross default), depending on each borrowing agreement.

The Management of the Company and its subsidiaries monitor these ratios systematically and constantly to ensure that the contractual conditions are complied with. In Management’s opinion, all restrictive covenants and clauses are adequately complied with at December 31, 2015.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

(18)   DEBENTURES AND INTERESTS ON DEBENTURES

		Consolidated
		December 31, 2015				December 31, 2014
	Issue	Current and noncurrent interest	Current	Noncurrent	Total	Current and noncurrent interest	Current	Noncurrent	Total
Parent Company
4th Issue	Single series	-	-	-	-	15,020	1,290,000	-	1,305,020

CPFL Paulista
6th Issue	Single series	47,292	-	660,000	707,292	38,673	-	660,000	698,673
7th Issue	Single series	29,546	-	505,000	534,546	24,291	-	505,000	529,291
		76,838	-	1,165,000	1,241,838	62,964	-	1,165,000	1,227,964

CPFL Piratininga
3rd Issue	Single series	-	-	-	-	7,571	260,000	-	267,571
6th Issue	Single series	7,882	-	110,000	117,882	6,446	-	110,000	116,446
7th Issue	Single series	13,749	-	235,000	248,749	11,304		235,000	246,304
		21,631	-	345,000	366,631	25,320	260,000	345,000	630,320

RGE
6th Issue	Single series	35,828	-	500,000	535,828	29,298	-	500,000	529,298
7th Issue	Single series	9,946	-	170,000	179,946	8,177	-	170,000	178,177
		45,774	-	670,000	715,774	37,475	-	670,000	707,475

CPFL Santa Cruz
1st Issue	Single series	568	-	65,000	65,568	480	-	65,000	65,480

CPFL Brasil
2nd Issue	Single series	2,794	-	228,000	230,794	2,346	-	228,000	230,346

CPFL Geração
3rd Issue	Single series	-	-	-	-	7,687	264,000	-	271,687
5th Issue	Single series	13,382	-	1,092,000	1,105,382	11,236	-	1,092,000	1,103,236
6th Issue	Single series	23,531	-	460,000	483,531	19,446	-	460,000	479,446
7th Issue	Single series	16,770	-	635,000	651,770	13,739	-	635,000	648,739
8th Issue	Single series	3,153	-	80,024	83,177	2,903	-	72,390	75,293
		56,835	-	2,267,024	2,323,859	55,012	264,000	2,259,390	2,578,401

CPFL Renováveis
1st Issue - SIIF (*)	1st to 12th series	788	38,965	467,577	507,329	798	36,640	476,329	513,767
1st Issue - PCH Holding 2	Single series	616	8,701	140,792	150,109	57,991	8,701	149,492	216,184
1st Issue - Renováveis	Single series	6,579	43,000	365,500	415,079	5,795	21,500	408,500	435,795
2nd Issue - Renováveis	Single series	11,894	-	300,000	311,894	9,603	-	300,000	309,603
3rd Issue - Renováveis	Single series	4,589	-	296,000	300,589	-	-	-	-
1st Issue - WF2	Single series	-	-	-	-	2,984	30,000	-	32,984
2nd Issue - WF2	Single series	-	-	-	-	10,582	132,000	-	142,582
1st Issue - DESA	Single series	862	17,500	17,500	35,862	716	-	35,000	35,716
2nd Issue - DESA	Single series	16,487	-	65,000	81,487	6,022	-	65,000	71,022
1st Issue - T-16	Single series	1,810	277,200	-	279,010	-	-	-	-
1st Issue - Campos dos Ventos V	Single series	374	42,000	-	42,374	-	-	-	-
1st Issue - Santa Úrsula	Single series	275	30,800	-	31,075	-	-	-	-
		44,274	458,165	1,652,369	2,154,808	94,491	228,841	1,434,321	1,757,653

Borrowing costs (**)		-	-	(28,842)	(28,842)	-	(766)	(30,311)	(31,077)

		248,714	458,165	6,363,552	7,070,430	293,108	2,042,075	6,136,400	8,471,583

(*) These debentures can be converted into shares and, therefore, are considered in the calculation of the dilutive effect for earnings per share (note 26)

(**) In accordance with CPC 08/IAS 39, this refers to borrowings costs attributable to issuance of the respective debt instruments.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

	Issue	Quantity issued	Annual Remuneration	Annual effective rate	Amortization conditions	Collateral
Parent Company
4th Issue	Single series	129.000	CDI + 0.40%	CDI + 0.51%	1 installment in May 2015	Unsecured

CPFL Paulista
6th Issue	Single series	660	CDI + 0.8% (2)	CDI + 0.87%	3 annual installments from July 2017	CPFL Energia guarantee
7th Issue	Single series	50,500	CDI + 0.83% (3)	CDI + 0.89%	4 annual installments from February 2018	CPFL Energia guarantee

CPFL Piratininga
3rd Issue	Single series	260	107% of CDI	108.23% of CDI	1 installment in April 2015	CPFL Energia guarantee
6th Issue	Single series	110	CDI + 0.8% (2)	CDI + 0.91%	3 annual installments from July 2017	CPFL Energia guarantee
7th Issue	Single series	23,500	CDI + 0.83% (2)	CDI + 0.89%	4 annual installments from February 2018	CPFL Energia guarantee

RGE
6th Issue	Single series	500	CDI + 0.8% (2)	CDI + 0.88%	3 annual installments from July 2017	CPFL Energia guarantee
7th Issue	Single series	17,000	CDI + 0.83% (3)	CDI + 0.88%	4 annual installments from February 2018	CPFL Energia guarantee

CPFL Santa Cruz
1st Issue	Single series	650	CDI + 1.4%	CDI + 1.52%	2 annual instalments from June 2017	CPFL Energia guarantee

CPFL Brasil
2nd Issue	Single series	2,280	CDI + 1.4%	CDI + 1.48%	2 annual instalments from June 2017	CPFL Energia guarantee

CPFL Geração
3rd Issue	Single series	264	107% of CDI	108.23% of CDI	1 installment in April 2015	CPFL Energia guarantee
5th Issue	Single series	10,920	CDI + 1.4%	CDI + 1.48%	2 annual instalments from June 2017	CPFL Energia guarantee
6th Issue	Single series	46,000	CDI + 0.75% (1)	CDI + 0.75%	3 annual instalments from August 2018	CPFL Energia guarantee
7th Issue	Single series	63,500	CDI + 1.06%	CDI + 1.11%	1 installment in April 2019	CPFL Energia guarantee
8th Issue	Single series	1	IPCA + 5.86% (1)	103.33% of CDI	1 installment in April 2019	CPFL Energia guarantee

CPFL Renováveis
1st Issue - SIIF (*)	1st to 12th series	432,299,666	TJLP + 1%	TJLP + 1% + 0.6%	39 semi-annual installments from 2009	Liens
1st Issue - PCH Holding 2	Single series	1,581	CDI + 1.6%	CDI + 1.8%	9 annual installments from June 2015	CPFL Renováveis guarantee
1st Issue - Renováveis	Single series	43,000	CDI + 1.7%	CDI + 1.82%	Annual installments from May 2015	Assignment of dividends of BVP and PCH Holding
2nd Issue - Renováveis	Single series	300,000	114.0% of CDI	115.43% of CDI	5 annual instalments from June 2017	Unsecured
3rd Issue - Renováveis	Single series	29,600	117.25% of CDI	120.64% of CDI	1 installment in May 2020	Unsecured
1st Issue - WF2	Single series	12	CDI + 1.5%	CDI + 1.5%	1 installment in March 2015	Unsecured
2nd Issue - WF2	Single series	20	CDI + 2%	CDI + 2%	1 installment in November 2015	Unsecured
1st Issue - DESA	Single series	20	CDI + 1.75%	CDI + 1.75%	3 semi-annual installments from May de 2016	Unsecured
2nd Issue - DESA	Single series	65	CDI + 1.34%	CDI + 1.34%	3 semi-annual installments from April de 2018	Unsecured
1st Issue - T-16	Single series	27,720	112.75% of CDI	116.94% of CDI	1 installment in December 2016	CPFL Renováveis guarantee
1st Issue - Campos dos Ventos V	Single series	4,200	112.75% of CDI	116.94% of CDI	1 installment in December 2016	CPFL Renováveis guarantee
1st Issue - Santa Úrsula	Single series	3,080	112.75% of CDI	116.94% of CDI	1 installment in December 2016	CPFL Renováveis guarantee

The Company and its subsidiaries hold swaps that convert the prefixed component of interest on the operation to interest rate variation in reais, corresponding to:
(1) 100.15% to 106.9% of CDI
(2) 107% to 107.9% of CDI
(3) 108% to 108.1% of CDI

The maturities of the debentures recognized in noncurrent liabilities are scheduled as follows:

Maturity	Consolidated
2017	1,207,228
2018	1,765,358
2019	1,910,981
2020	667,147
2021	445,574
2022 to 2026	308,680
2027 to 2031	58,585
Total	6,363,552

Main borrowings during the year

			R$ thousand
Company	Issue	Quantity issued	Released in 2015	Released net of borrowing costs	Interest	Utilization
CPFL Renováveis - Parent company	3rd issue - Single series	29,600	296,000	293,596	Semiannual	Improvement of the liquidity level and extension of the debt profile
CPFL Renováveis - T-16	1st issue - Single series	27,720	277,200	275,659	Semiannual	Subsidiary's investment plan
CPFL Renováveis - Campo dos Ventos V	1st issue - Single series	4,200	42,000	41,757	Semiannual	Subsidiary's investment plan
CPFL Renováveis - Santa Úrsula	1st issue - Single series	3,080	30,800	30,618	Semiannual	Subsidiary's investment plan
			646,000	641,629

RESTRICTIVE COVENANTS

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

The debentures are subject to certain restrictive covenants, which include clauses that require the Company and its subsidiaries to maintain certain financial ratios within pre-established parameters. The main ratios are as follows:

CPFL Paulista (6th and 7th issues), CPFL Piratininga (6th and 7th issues), RGE (6th and 7th issues), CPFL Geração (5th , 6th , 7th and 8th issues), CPFL Brasil and CPFL Santa Cruz

Maintaining, by the Company, of the following ratios:

•         Net indebtedness divided by EBITDA – maximum of 3.75;

•         EBITDA divided by Finance Income (Costs) - minimum of 2.25;

For purposes of determination of covenants, the definition of EBITDA, in the Company, takes into consideration the consolidation of subsidiaries, associates and joint ventures based on the Company’s interest in those companies (both for EBITDA and assets and liabilities).

CPFL Renováveis

The issues of debentures for the year ended December 31, 2015 contain clauses that require the subsidiary CPFL Renováveis to maintain the following financial ratios:

1st Issue of CPFL Renováveis

•         Operating debt service coverage ratio - minimum of 1.00;

•         Debt service coverage ratio - minimum of 1.05;

•         Net indebtedness divided by EBITDA- maximum of 5.6 in 2015, 5.4 in 2016, 4.6 in 2017, 4.0 in 2018 and 2019 and 3.75 from 2020;

•         EBITDA divided by Net finance costs - minimum of 1.75.

The subsidiary obtained approval from the debentureholders for non-compliance with the following:

(i)       Debt Service Coverage ratio related to the calculation of June 2015, through the General Meeting of Debentureholders, held on June 30, 2015;

(ii)     Debt Service Coverage ratio related to the calculation of December 2015, through the General Meeting of Debentureholders held on December 21, 2015.

2nd Issue CPFL Renováveis

•         Maintaining a Net Debt/EBITDA ratio maximum of 5.6 in 2015, 5.4 in 2016, 4.6 in 2017, 4.0 in 2018 and 2019 and 3.75 from 2020.

3rd Issue of CPFL Renováveis

•         Net indebtedness divided by EBITDA- maximum of 5.6 in 2015, 5.4 in 2016, 4.6 in 2017, 4.0 in 2018 and 2019 and 3.75 from 2020.

1st issue of the indirect subsidiary PCH Holding 2 S.A:

•         Maintaining the Debt Service Coverage ratio of the subsidiary Santa Luzia at 1.2 or more from September 2014.

•         Net Debt indebtedness divided by EBITDA maximum of 5.6 in 2015, 5.4 in 2016, 4.6 in 2017, 4.0 in 2018 and 2019 and 3.75 from 2020.

2nd issue – Dobrevê Energia S/A (DESA):

•         Maintaining a net debt/dividends ratio of 5.5 or less in 2014, 5.5 in 2015, 4.0 in 2016, 3.5 in 2017 and 3.5 in 2018

1st Issue – T-16 (Turbina 16 Energia):

•         Maintenance of consolidated Net Debt/EBITDA ratio at no more than 5.6 for the year 2015.

1st issue – Campos dos Ventos V Energias Renováveis:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

•         Maintenance of consolidated Net Debt/EBITDA ratio at no more than 5.6 for the year 2015.

1st issue – Santa Úrsula Energias Renováveis:

•         Maintenance of consolidated Net Debt/EBITDA ratio at no more than 5.6 for the year 2015.

Various debentures of subsidiaries and joint ventures are subject to acceleration of maturities in the event of changes in the Company’s ownership structure or in the ownership corporate structure of the subsidiaries that result in the loss of the share control or of control over management of the Company by the Company’s current shareholders, except unless at least one of the shareholders (Camargo Corrêa and Previ) remains directly or indirectly in the Company’s controlling block.

Failure to comply with the restrictions mentioned can result in default in relation to other contractual obligations (cross default), depending on each agreement.

The Management of the Company and its subsidiaries monitor those ratios systematically and constantly for the conditions to be fulfilled. In Management’s opinion, all restrictive covenants and clauses are adequately complied with at December 31, 2015.

(19)   PRIVATE PENSION PLAN

The subsidiaries sponsor supplementary retirement and pension plans for their employees. The main characteristics of these plans are as follows:

19.1 Characteristics

CPFL Paulista

The plan currently in force for the employees of the subsidiary CPFL Paulista through Fundação CESP is a Mixed Benefit Plan, with the following characteristics:

(i)      Defined Benefit Plan (“BD”) – in force until October 31, 1997 – a defined benefit plan, which grants a Proportional Supplementary Defined Benefit (“BSPS”), in the form of a lifetime income convertible into a pension, to participants enrolled prior to October 31, 1997, the amount being defined in proportion to the accumulated past service time up to that date, based on compliance with the regulatory requirements for granting. The total responsibility for coverage of actuarial deficits of this plan falls to the subsidiary.

(ii)     Mixed model, as from November 1, 1997, which covers:

  benefits for risk (disability and death), under a defined benefit plan, in which the subsidiary assumes responsibility for Plan’s actuarial deficit, and

•         scheduled retirement, under a variable contribution plan, consisting of a benefit plan, which is a defined contribution plan up to the granting of the income, and does not generate any actuarial liability for the subsidiary CPFL Paulista. The benefit plan only becomes a defined benefit plan, consequently generating actuarial responsibility for the subsidiary, after the granting of a lifetime income, convertible or not into a pension.

Additionally, the subsidiary’s Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

CPFL Piratininga

As a result of the spin-off of Bandeirante Energia S.A. (subsidiary’s predecessor), the subsidiary CPFL Piratininga assumed the responsibility for the actuarial liabilities of that company’s employees retired and terminated until the date of spin-off, as well as for the obligations relating to the active employees transferred to CPFL Piratininga.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

On April 2, 1998, the Secretariat of Pension Plans – “SPC” approved the restructuring of the retirement plan previously maintained by Bandeirante, creating a "Proportional Supplementary Defined Benefit Plan – BSPS”, and a "Mixed Benefit Plan", with the following characteristics:

a) Defined Benefit Plan (“BD”) - in force until March 31, 1998 – a defined benefit plan, which grants a Proportional Supplementary Defined Benefit (BSPS), in the form of a lifetime income convertible into a pension to participants enrolled until March 31, 1998, in an amount calculated in proportion to the accumulated past service time up to that date, based on compliance with the regulatory requirements for granting. In the event of death while working or the onset of a disability, the benefits incorporate the entire past service time. CPFL Piratininga has full responsibility for covering the actuarial deficits of this Plan.

b) Defined Benefit Plan - in force after March 31, 1998 – defined-benefit type plan, which grants a lifetime income convertible into a pension based on the past service time accumulated after March 31, 1998, based on 70% of the average actual monthly salary for the last 36 months of active service. In the event of death while working or the onset of a disability, the benefits incorporate the entire past service time. The responsibility for covering the actuarial deficits of this Plan is equally divided between CPFL Piratininga and the participants.

c) Variable Contribution Plan – implemented together with the Defined Benefit plan effective after March 31, 1998. This is a defined-benefit type pension plan up to the granting of the income, and generates no actuarial liability for CPFL Piratininga. The pension plan only becomes a Defined Benefit type plan after the granting of the lifetime income, convertible (or not) into a pension, and accordingly starts to generate actuarial liabilities for the subsidiary.

Additionally, the subsidiary’s Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

RGE

A defined benefit type plan, with a benefit level equal to 100% of the adjusted average of the most recent salaries, less the presumed Social Security benefit, with a Segregated Net Asset managed by ELETROCEEE. Only those whose employment contracts were transferred from CEEE to RGE are entitled to this benefit. A defined benefit private pension plan was set up in January 2006 with Bradesco Vida e Previdência for employees hired from 1997.

CPFL Santa Cruz

The benefits plan of the subsidiary CPFL Santa Cruz, managed by BB Previdência - Fundo de Pensão do Banco do Brasil, is a defined contribution plan.

CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari

In December 2005, the companies joined the CMSPREV private pension plan, managed by IHPREV Pension Fund. The plan is structured as a defined contribution plan.

CPFL Geração

The employees of the subsidiary CPFL Geração participate in the same pension plan as CPFL Paulista.

In addition, managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

19.2 Movements in the defined benefit plans

	December 31, 2015
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Total liabilities
Present value of actuarial obligations	3,793,259	961,329	90,609	278,985	5,124,182
Fair value of plan's assets	(3,355,589)	(951,021)	(80,332)	(287,202)	(4,674,144)
Present value of net obligations (fair value of assets)	437,670	10,308	10,277	(8,217)	450,038
Effect of asset ceiling	-	-	-	8,217	8,217
Net actuarial liability recognized in the statement of financial position	437,670	10,308	10,277	-	458,255

	December 31, 2014
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Total liabilities
Present value of actuarial obligations	3,820,563	986,972	88,621	279,283	5,175,439
Fair value of plan's assets	(3,315,422)	(913,589)	(85,360)	(273,019)	(4,587,390)
Present value of net obligations recognized in the statement of financial position	505,140	73,383	3,261	6,264	588,048

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

The movements in the present value of the actuarial obligations and the fair value of the plan’s assets are as follows:

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Total liabilities
Present value of actuarial obligations at December 31, 2013	3,599,853	919,441	82,167	245,371	4,846,832
Gross current service cost	1,160	3,937	152	(43)	5,206
Interest on actuarial obligations	404,925	104,090	9,250	27,748	546,013
Participants' contributions transferred during the year	14	1,700	-	783	2,497
Actuarial loss (gain): effect of changes in demographic assumptions	35,892	10,484	1,113	4,379	51,868
Actuarial loss (gain): effect of changes in financial assumptions	89,187	16,695	3,089	19,387	128,358
Benefits paid during the year	(310,468)	(69,375)	(7,150)	(18,342)	(405,335)
Present value of actuarial obligations at December 31, 2014	3,820,563	986,972	88,621	279,283	5,175,439
Gross current service cost	1,183	3,733	160	(131)	4,945
Interest on actuarial obligations	425,465	110,425	9,944	31,490	577,324
Participants' contributions transferred during the year	12	1,842	-	611	2,465
Actuarial loss (gain): effect of changes in financial assumptions	(226)	(614)	(12)	(6)	(858)
Actuarial loss (gain): effect of changes in demographic assumptions	(98,399)	(70,590)	(400)	(11,884)	(181,273)
Benefits paid during the year	(355,339)	(70,439)	(7,704)	(20,378)	(453,860)
Present value of actuarial obligations at December 31, 2015	3,793,259	961,329	90,609	278,985	5,124,182

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Total assets
Fair value of actuarial assets at December 31, 2013	(3,235,768)	(874,546)	(83,309)	(242,325)	(4,435,948)
Expected return during the year	(365,720)	(100,048)	(9,459)	(27,961)	(503,188)
Participants' contributions transferred during the year	(14)	(1,700)	-	(783)	(2,497)
Sponsors' contributions	(85,024)	(24,930)	(1,809)	(7,421)	(119,184)
Actuarial loss (gain)	60,636	18,260	2,067	(12,871)	68,092
Benefits paid during the year	310,468	69,375	7,150	18,342	405,335
Fair value of actuarial assets at December 31, 2014	(3,315,422)	(913,589)	(85,360)	(273,019)	(4,587,390)
Expected return during the year	(375,527)	(105,413)	(9,691)	(31,686)	(522,317)
Participants' contributions transferred during the year	(12)	(1,842)	-	(611)	(2,465)
Sponsors' contributions	(81,111)	(22,936)	(1,687)	(7,593)	(113,327)
Actuarial loss (gain)	61,144	22,320	8,702	5,329	97,495
Benefits paid during the year	355,339	70,439	7,704	20,378	453,860
Fair value of actuarial assets at December 31, 2015	(3,355,589)	(951,021)	(80,332)	(287,202)	(4,674,144)

19.3 Movements in recognized assets and liabilities recognized

The movements in net liability are as follows:

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Total liabilities
Net actuarial liability at December 31, 2013	364,085	44,895	-	3,046	412,026
Expenses (income) recognized in the statement of profit or loss	40,365	7,979	77	(256)	48,165
Sponsors' contributions transferred during the year	(85,024)	(24,930)	(1,809)	(7,421)	(119,184)
Actuarial loss (gain): effect of changes in demographic assumptions	35,892	10,484	1,113	4,379	51,868
Actuarial loss (gain): effect of changes in financial assumptions	149,823	34,955	3,880	6,515	195,173
Net actuarial liability at December 31, 2014	505,140	73,383	3,261	6,264	588,048
Other contributions	15,171	456	65	20	15,712
	520,311	73,839	3,326	6,284	603,760
Total liability	520,311	73,839	3,326	6,284	603,760

Current					85,374
Noncurrent					518,386

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Total liabilities
Net actuarial liability at December 31, 2014	505,140	73,383	3,261	6,264	588,048
Expenses (income) recognized in the statement of profit or loss	51,121	8,745	413	(95)	60,184
Sponsors' contributions transferred during the year	(81,111)	(22,936)	(1,687)	(7,593)	(113,327)
Actuarial loss (gain): effect of changes in financial assumptions	(226)	(614)	(12)	(6)	(858)
Actuarial loss (gain): effect of changes in demographic assumptions	(37,254)	(48,270)	8,302	(6,555)	(83,777)
Effect of asset ceiling	-	-	-	7,984	7,984
Net actuarial liability at December 31, 2015	437,670	10,308	10,277	-	458,255
Other contributions	16,149	526	63	127	16,865
Total liability	453,819	10,834	10,340	127	475,120

Current					802
Noncurrent					474,318

19.4 Expected contributions and benefits

The expected contributions to the plans for 2016 are shown below:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

2016
CPFL Paulista	62,571
CPFL Piratininga	16,341
CPFL Geração	1,331
RGE	8,345
Total	88,588

The subsidiaries negotiated with Fundação Cesp a grace period for payment of the principal of the monthly contributions for the respective plans during the period from September 2015 to August 2017, with resumption of these payments as from September 2017.

The expected benefits to be paid by the Fundação CESP and ELETROCEEE in the next 10 years are shown below:

	2016	2017	2018	2019	2020 to 2025	Total
CPFL Paulista	346,646	363,011	378,559	395,620	2,695,839	4,179,675
CPFL Piratininga	75,159	79,392	84,152	89,863	654,350	982,916
CPFL Geração	8,214	8,596	8,945	9,343	64,037	99,135
RGE	23,026	24,697	25,965	27,382	193,557	294,627
Total	453,045	475,696	497,621	522,208	3,607,783	5,556,353

At December 31, 2015, the average duration of the defined benefit obligation was 8.3 years for CPFL Paulista, 9.6 years for CPFL Piratininga, 8.4 years for CPFL Geração and 9.1 years for RGE.

19.5 Recognition of private pension plan income and expense

The actuary’s estimate of the expenses and/or income to be recognized in 2016 and the income/expense recognized in 2015 and 2014 is as follows:

	2016 Estimated
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Consolidated
Service cost	761	2,509	68	16	3,354
Interest on actuarial obligations	458,646	117,039	10,960	33,889	620,534
Expected return on plan assets	(407,158)	(116,891)	(9,742)	(35,488)	(569,279)
Effect of asset ceiling	-	-	-	1,041	1,041
Total expense (income)	52,249	2,657	1,286	(542)	55,650

	2015 Actual
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Consolidated
Service cost	1,183	3,733	160	(131)	4,945
Interest on actuarial obligations	425,465	110,425	9,944	31,490	577,324
Expected return on plan assets	(375,527)	(105,413)	(9,691)	(31,686)	(522,317)
Effect of asset ceiling	-	-	-	232	232
Total expense (income)	51,121	8,745	413	(95)	60,184

The main assumptions taken into consideration in the actuarial calculation at the end of the reporting period were as follows:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

	December 31, 2015	December 31, 2014

Nominal discount rate for actuarial liabilities:	12.67% p.a.	11.46% p.a.
Nominal Return Rate on Assets:	12.67% p.a.	11.46% p.a.
Estimated Rate of nominal salary increase:	6.79% p.a.	8.15% p.a.
Estimated Rate of nominal benefits increase:	0.00% p.a.	0.00% p.a.
Estimated long-term inflation rate (basis for determining the nominal rates above)	5.00% p.a.	5.00% p.a.
General biometric mortality table:	AT-2000 (-10)	AT-2000 (-10)
Biometric table for the onset of disability:	Low light	Low light
Expected turnover rate:	ExpR_2012**	ExpR_2012*
Likelihood of reaching retirement age:	100% when a beneficiary of the plan first becomes eligible	100% when a beneficiary of the plan first becomes eligible
(*) FUNCESP experience
(**) FUNCESP experience, with aggravation of 40%

19.6 Plan assets

The following tables show the allocation (by asset segment) of the assets of the CPFL Energia pension plans, at December 31, 2015 and 2014 managed by Fundação CESP and ELETROCEEE. The tables also show the distribution of the guarantee resources established as target for 2016, obtained in light of the macroeconomic scenario in December 2015.

Assets managed by the plans are as follows:

	Assets managed by Fundação CESP								Assets managed by ELETROCEEE
	CPFL Paulista and CPFL Geração				CPFL Piratininga				RGE
	Quoted in an active market		Not quoted in an active market		Quoted in an active market		Not quoted in an active market		Quoted in an active market		Not quoted in an active market
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Fixed rate	80%	75%	-	-	84%	78%	-	-	73%	61%	-	-
Federal government bonds	57%	65%	-	-	54%	65%	-	-	56%	42%	-	-
Corporate bonds (financial institutions)	5%	5%	-	-	10%	9%	-	-	4%	5%	-	-
Corporate bonds (non financial institutions)	1%	1%	-	-	1%	2%	-	-	5%	8%	-	-
Multimarket funds	16%	2%	-	-	19%	2%	-	-	8%	6%	-	-
Other fixed income investments	1%	2%	-	-	-	-	-	-	-	-	-	-
Variable income	13%	18%	-	-	12%	18%	-	-	14%	24%	-	-
CPFL Energia's shares	5%	6%	-	-	4%	5%	-	-	-	-	-	-
Investment funds - shares	8%	12%	-	-	8%	13%	-	-	14%	24%	-	-
Structured investments	-	-	-	-	-	-	-	-	11%	14%	-	-
Equity funds	-	-	-	-	-	-	-	-	10%	12%	-	-
Real estate funds	-	-	-	-	-	-	-	-	1%	1%	-	-
Multimarket fund	-	-	-	-	-	-	-	-	-	1%	-	-
Real estate	-	-	4%	4%	-	-	2%	2%	-	-	1%	1%
Transactions with participants	-	-	2%	2%	-	-	2%	2%	-	-	1%	1%
Other investments	-	-	1%	1%	-	-	-	-	-	-	-	-
Escrow deposits and other	-	-	1%	1%	-	-	-	-	-	-	-	-
	93%	93%	7%	7%	96%	96%	4%	4%	98%	98%	2%	2%

The plan assets do not include any properties occupied or assets used by the Company. The fair value of the shares stated in line item "Shares of CPFL Energia" in the assets managed by Fundação CESP is R$ 245,380 at December 31, 2015 (R$ 288,061 at December 31, 2014).

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

	Target for 2016
	Fundação CESP		Fundação ELETROCEEE
	CPFL Paulista and CPFL Geração	CPFL Piratininga	RGE

Fixed income investments	81.0%	83.9%	81.0%
Variable income investments	11.2%	9.8%	14.0%
Real estate	3.9%	1.8%	1.0%
Transactions with participants	1.5%	1.8%	1.0%
Structured investments	0.2%	0.3%	3.0%
Investments abroad	2.1%	2.4%	0.0%
	100.0%	100.0%	100.0%

The allocation target for 2016 was based on the recommendations for allocation of assets made at the end of 2015 by Fundação CESP and ELETROCEEE, in their Investment Policy. This target may change at any time during 2016, in light of changes in the macroeconomic situation or in the return on assets, among other factors.

The asset management aims to maximize the return on investments, while seeking to minimize the risks of an actuarial deficit. Investments are therefore always made bearing in mind the liabilities that have to be honored. One of the main tools used by Fundação CESP to achieve its management objectives is ALM (Asset Liability Management – Joint Management of Assets and Liabilities), performed at least once a year, for a horizon of more than 10 years. This tool also assists in studying the liquidity of the pension plans, taking into consideration the benefit payment flow in relation to liquid assets. ELETROCEEE also uses ALM.

The basis for determining the assumptions of estimated general return on the assets is supported by ALM. The main assumptions are macroeconomic projections for calculating the anticipated long-term profitability, taking into account the current benefit plan portfolios. ALM processes the ideal average long-term allocation of the plans’ assets and the estimated long-term profitability is based on this allocation and on the assumptions of the assets’ profitability.

19.7 Sensitivity analysis

The significant actuarial assumptions for determining the defined benefit obligation are discount rate and mortality. The following sensitivity analyses were based on reasonably possible changes in the assumptions at the end of the reporting period, with the other assumptions remaining constant.

In the presentation of the sensitivity analysis, the present value of the defined benefit obligation was calculated using the projected unit credit method at the end of the reporting period, the same method used to calculate the defined benefit obligation recognized in the statement of income, according to CPC 33 / IFRS 19.

See below the effects on the defined benefit obligation if the discount rate were 0.25 percentage points higher (lower) and if life expectancy were to increase (decrease) in one year for men and women:

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Total

Defined benefit plan obligation	3,793,259	961,329	90,609	278,985	5,124,182

Assumptions	Assumptions report (A)	Increase / (Decrease) (B)	Projected (A+B)	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Increase (decrease) in total defined benefit plan obligation
Nominal discount (p.a.)	12.67%	-0.25%	12.42%	79,544	23,406	1,929	6,412	111,291
		0.25%	12.92%	(76,589)	(22,423)	(1,855)	(6,155)	(107,022)

Life expectancy (years)	AT-2000(-10)	-1 year		(63,988)	(12,079)	(1,485)	(3,659)	(81,211)
		+1 year		62,082	11,584	1,446	3,508	78,620

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

19.8 Investment risk

The major part of the resources of the Company’s benefit plans is invested in the fixed income segment and, within this segment, the greater part of the funds is invested in federal government bonds, indexed to the IGP-M, IPCA and SELIC, which are the indexes for adjustment of the actuarial liabilities of the Company’s plans (defined benefit plans), representing the matching between assets and liabilities.

Management of the Company’s benefit plans is monitored by the Investment and Pension Plan Management Committee, which includes representatives of active and retired employees, as well as members appointed by the Company. Among the duties of the Committee are the analysis and approval of investment recommendations made by Fundação CESP investment managers, which occurs at least quarterly.

In addition to controlling market risks by the unplanned divergence methodology, as required by law, Fundação CESP and Fundação ELETROCEEE uses the following tools to control market risks in the fixed income and variable income segments: VaR, Tracking Risk, Tracking Error and Stress Test.

Fundação CESP's and Fundação ELETROCEEE’s Investment Policy imposes additional restrictions that, along those established by law, define the percentage of diversification for investments in assets issued or underwritten by the same legal entity.

(20)   REGULATORY CHARGES

	Consolidated
	December 31, 2015	December 31, 2014
Fee for the use of water resources	2,482	1,676
Global reversal reserve - RGR	17,446	15,993
ANEEL inspection fee	1,764	1,553
Energy development account - CDE	526,196	24,570
FUST and FUNTEL	3	2
Tariff flags and other	304,127	-
Total	852,017	43,795

Energy development account – CDE: refer to the (i) annual CDE quota for the year 2015 in the amount of R$ 401,347(R$ 24,570 as at December 31, 2014); (ii) quota intended for CDE injection for the period from January 2013 to January 2014 in the amount of R$ 45,618; and (iii) quota intended for injection into the Regulated Contracting Environment (ACR) account for the period from February to December 2014, in the amount of R$ 79,231. The subsidiaries conducted matching of accounts between the amount of CDE payable and the accounts receivable – CDE injection (note 12) as from September 2015, in view of the fact that the Eletrobrás Settlement Receipts in the amount of R$ 814,850 were issued as from September 25, 2015.

Tariff flags and other: refer basically to the amount to be passed on to the Account Centralizing Tariff Flag Resources (“CCRBT”) (note 27.5).

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

(21)   TAXES, FEES AND CONTRIBUTIONS

	Consolidated
	December 31, 2015	December 31, 2014
Current
ICMS (State VAT)	384,151	266,489
PIS (tax on revenue)	33,199	15,096
COFINS (tax on revenue)	159,317	69,701
IRPJ (corporate income tax)	30,751	35,304
CSLL (social contribution on net income)	12,498	22,242
Others	33,427	27,434
Total	653,342	436,267

(22)   PROVISION FOR TAX, CIVIL AND LABOR RISKS AND ESCROW DEPOSITS

	Consolidated
	December 31, 2015		December 31, 2014
	Provision for tax, civil and labor risks	Escrow Deposits	Provision for tax, civil and labor risks	Escrow Deposits
Labor
Various	171,989	78,345	125,641	82,857

Civil
Various	194,530	112,909	185,741	120,696

Tax
FINSOCIAL	29,917	84,092	27,585	77,576
Income Tax	138,524	886,271	120,054	829,589
Other	15,920	63,600	23,480	51,755
	184,362	1,033,964	171,119	958,920

Other	18,654	2,310	25,650	4

Total	569,534	1,227,527	508,151	1,162,477

The movements in the provision for tax, civil and labor risks are shown below:

	Consolidated
	December 31, 2014	Addition	Reversal	Payment	Monetary Restatement	December 31, 2015
Labor	125,641	202,844	(63,330)	(113,380)	20,215	171,989
Civil	185,741	138,947	(53,723)	(117,432)	40,996	194,530
Tax	171,119	8,968	(2,861)	(6,099)	13,234	184,362
Others	25,650	3,255	(1,556)	(10,601)	1,905	18,654
	508,151	354,015	(121,469)	(247,512)	76,349	569,534

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

The provision for tax, civil and labor risks was based on the assessment of the risks of losing the lawsuits to which the Company and its subsidiaries are parties, where the likelihood of loss is probable in the opinion of the outside legal counselors and the Management of the Company and its subsidiaries.

The principal pending issues relating to litigation, lawsuits and tax assessments are summarized below:

a.     Labor: The main labor lawsuits relate to claims filed by former employees or labor unions for payment of salary adjustments (overtime, salary parity, severance payments and other claims).

b.    Civil

Bodily injury - refer mainly to claims for indemnities relating to accidents in the subsidiaries' electrical grids, damage to consumers, vehicle accidents, etc.

Tariff increase - refer to various claims by industrial consumers as a result of tariff increases imposed by DNAEE Administrative Rules 38 and 45, of February 27 and March 4, 1986, when the “Plano Cruzado” economic plan price freeze was in effect.

c.     Tax

FINSOCIAL – refers to legal challenges of the subsidiary CPFL Paulista of the rate increase and collection of FINSOCIAL during the period from June 1989 to October 1991.

Income Tax – the provision of R$ 129,907 (R$120,094 at December 31, 2014) recognized by the subsidiary CPFL Piratininga refers to the lawsuit for tax deductibility of CSLL in the determination of corporate income tax - IRPJ.

Other - tax – refer to other lawsuits in progress at the judicial and administrative levels resulting from the subsidiaries' operations, related to tax matters involving INSS, FGTS and SAT.

Possible losses

The Company and its subsidiaries are parties to other lawsuits in which Management, supported by its external legal counselors, believes that the chances of a successful outcome are possible, due to a solid defensive position in these cases. It is not yet possible to predict the outcome of the courts’ decisions or any other decisions in similar proceedings considered probable or remote. The claims relating to possible losses, at December 31, 2015, were as follows: (i) R$ 659,636 labor (R$ 459,303 at December 31, 2014) related mainly to workplace accidents, hazardous duty premium, overtime, etc.; (ii) R$ 697,242 civil (R$ 481,575 at December 31, 2014) related mainly to bodily injury, environmental impacts and tariff increases; and (iii) R$ 3,600,368 tax (R$ 3,216,981 at December 31, 2014), related mainly to ICMS, FINSOCIAL, PIS and COFINS and Income tax, being one of the main claims the deductibility of the expense recognized in 1997 in relation to the commitment assumed for the pension plan of the employees of the subsidiary CPFL Paulista with Fundação CESP in the estimated amount of R$ 1,051,363 and (iv) R$ 71,514 regulatory at December 31, 2015 (R$ 39,739 at December 31, 2014).

The possible regulatory loss includes mainly the collection of the system service charge - ESS, established in the CNPE Resolution 3 of March 6, 2013. The total amount of the risk is R$ 31,282, related mainly to the subsidiaries CPFL Brasil (R$ 7,117), CPFL Renováveis (R$ 12,642), Ceran (R$ 9,819) and CPFL Jaguari Geração (Paulista Lajeado) (R$ 2.024).

As regards labor contingencies, the Company informs that there is discussion about the possibility of changing the inflation adjustment index adopted by the Labor Court. Currently there is a decision of the Federal Supreme Court (STF) that suspends the change taken into effect by the Superior Labor Court (TST), which intended to change the index currently adopted by the Labor Court (“TR”), the IPCA-E. The Supreme Court considered that the TST’s decision entailed an unlawful interpretation and was not compliant with the determination of the effects of prior court decisions, violating its competence to decide on a constitutional matter. In view of such decision, and until there is a new decision by the STF, the index currently adopted by the Labor Court (“TR”) remains valid. Accordingly, the management of the Company and its subsidiaries considers the risk of loss as possible and, as this matter still requires definition by the Courts, it is not possible to reliably estimate the amounts involved.

Escrow deposits – income tax: of the total amount of R$ 886,271, R$ 745,903 (R$ 703,073 at December 31, 2014) refers to the discussion of the deductibility for federal tax purposes of expense recognized in 1997 in respect of the commitment made by the subsidiary CPFL Paulista to Fundação CESP, related to the employees’ pension plan, due to the renegotiation and novation of the debt in that year. In inquiring the Brazilian Federal Revenue (“RFB”), the subsidiary obtained a favorable reply in Note MF/SRF/COSIT/GAB No. 157, of April 9, 1998, and used the tax deductibility of the expense, thereby generating a tax loss in that year. Despite the favorable decision of the Brazilian Federal Revenue (RFB), the subsidiary was challenged by the tax authorities and made escrow deposits. In January 2016, the subsidiary obtained court decisions that authorized the replacement of the escrow deposits by financial guarantees (letter of guarantee and performance bond), for which the withdrawals on behalf of the subsidiary occurred in 2016. There is an appeal by the Office of Attorney-General of the National Treasury in one of the cases, with suspensive effect, which is awaiting judgment by the Federal Regional Court. Based on the updated position of the attorneys handing the case, Management’s opinion is that the risk of loss is possible.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

Based on the opinion of their external legal advisers, Management of the Company and its subsidiaries consider that the registered amounts represent best estimate.

(23)   USE OF PUBLIC ASSET

	Consolidated
Subsidiary	December 31, 2015	December 31, 2014	Number of remaining installments	Interest rates
CERAN	92,851	84,992	243	IGP-M + 9.6% p.a.

Current	9,457	4,000
Noncurrent	83,124	80,992

(24)   OTHER PAYABLES

	Consolidated
	Current		Noncurrent
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Consumers and concessionaires	53,959	49,710	-	-
Energy efficiency program - PEE	295,745	267,123	35,597	13,370
Research & Development - P&D	84,943	105,125	36,426	12,389
National scientific and technological development fund - FNDCT	4,115	1,469	-	-
Energy research company - EPE	2,065	734	-	-
Reversion fund	-	-	17,750	17,750
Advances	141,228	85,683	10,041	23,849
Provision for socio environmental costs and asset retirement	-	-	53,378	49,938
Payroll	13,136	12,232	-	-
Profit sharing	49,227	55,659	5,099	7,413
Collection agreements	130,282	91,889	-	-
Guarantees	-	-	28,531	31,479
Tariff discounts - CDE	54,749	35,053	-	-
Business combination	29,935	70,419	-	16,152
Others	45,587	60,844	4,326	11,425
Total	904,971	835,941	191,148	183,766

Consumers and concessionaires: refer to liabilities with consumers in connection with bills paid twice and adjustments of billing to be offset or returned to consumers as well the participation of consumers in the “Programa de Universalização” program.

Research and Development and Energy Efficiency Programs: the subsidiaries recognized liabilities relating to amounts already billed in tariffs (1% of Net Operating Revenue), but not yet invested in the Research and Development and Energy Efficiency Programs. These amounts are subject to adjustment for inflation at the SELIC rate, through the date of their realization.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

Advances: refer mainly to advances from customers in relation to advance billing by the subsidiary CPFL Renováveis, before the energy or service has actually been provided or delivered.

Provision for socio environmental costs and asset retirement: refers mainly to provisions recognized by the indirect subsidiary CPFL Renováveis in relation to socio environmental licenses as a result of events that have already occurred and obligations to remove assets arising from contractual and legal requirements related to leasing of land on which the wind farms are located. Such costs are accrued against property, plant and equipment and will be depreciated over the remaining useful life of the asset.

Profit sharing: mainly comprised by:

(i)   in accordance with a collective labor agreement, the Company and its subsidiaries introduced an employee profit-sharing program, based on the achievement of operating and financial targets previously established;

(ii)  Long-Term Incentive Program: refer to the Long-Term Incentive Plan for Executives, which involves rewarding the latter with financial resources, based on the behavior of the Company’s shares on the market and expectations for appreciation, as well as the Company’s results, using parametric calculation formulas and granting of Virtual Value Units (UVV). The Plan does not contemplate distributing Company shares to such executives and only uses them for purposes of monitoring the expectations established in the Company’s Long-Term Strategic Plan, likewise approved by the Board of Directors.

The currently effective plan is in effect from 2014 to 2020 and calls for grants relating to 2014, 2015 and 2016. The effective period is thus 6 years, with a grace period of two years for the first conversion of each annual grant. The conversion term for each grant is gradual, in a period of up to 5 years and in 3 conversions (33/33/34%).

The incentive program calls for partial realization, according to the relationship between expected appreciation and that effectively accrued, as per Strategic Plan expectation, there being a minimum expected results trigger, as well as attainment higher than initially projected, limited to 150%.

Tariff discounts – CDE: refer to the difference between the tariff discount granted to consumers and the amounts received via the CDE.

Business acquisition: mainly refer to the amounts recognized by the subsidiary CPFL Renováveis, mainly in relation to the acquisition of noncontrolling interests. This amount is derived from the merger of WF2 (note 13) on October 1, 2014. Before WF2 acquisition by CPFL Renováveis, the acquiree had signed an agreement for the purchase of shares and other covenants from the noncontrolling shareholders of DESA, then holders of 21.14% of the voting and total capital of DESA. Under such agreement, the noncontrolling shareholders undertake to dispose of all their shares at the total amount of R$ 203,000, under the terms and subject to the conditions established in the agreement. The remaining amount of R$ 16,190 outstanding at December 31, 2015 has been paid in five quarterly installments, the last of which paid on January 29, 2016. The amount of each quarterly installment will be adjusted for inflation at the CDI rate, +1.2% a year, calculated on a pro rata basis.

(25)   EQUITY

The shareholders’ interest in the Company’s equity at December 31, 2015 and 2014 is shown below:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

	Number of shares
	December 31, 2015		December 31, 2014
Shareholders	Common shares	Interest %	Common shares	Interest %
BB Carteira Livre I FIA	262,698,037	26.45	288,569,602	29.99
Caixa de Previdência dos Funcionários do Banco do Brasil - Previ	29,756,032	3.00	477,700	0.05
Camargo Correa S.A.	26,764	0.00	837,860	0.09
ESC Energia S.A.	234,086,204	23.57	234,092,930	24.33
Bonaire Participações S.A.	1,238,334	0.12	1,200,000	0.12
Energia São Paulo FIA	146,463,379	14.75	141,929,430	14.75
Fundação Petrobras de Seguridade Social - Petros	1,816,119	0.18	1,759,900	0.18
Fundação Sistel de Seguridade Social	-	-	19,500	0.00
BNDES Participações S.A.	66,914,177	6.74	64,842,768	6.74
Antares Holdings Ltda.	16,552,110	1.67	16,039,720	1.67
Brumado Holdings Ltda.	35,604,273	3.59	34,502,100	3.59
Members of the Board of Directors	-	-	800	0.00
Members of the Executive Board	105,672	0.01	102,300	0.01
Other shareholders	197,753,114	19.91	177,899,650	18.49
Total	993,014,215	100.00	962,274,260	100.00

25.1 Approval of capital increase and bonus in shares to be paid to shareholders – AGM/EGM

At the Extraordinary General Meeting of April 29, 2015, a capital increase at CPFL Energia was approved, in order to strengthen the Company’s capital structure, through the capitalization of the Statutory Reserve for Working Capital Improvement in the amount of R$ 554,888, through the issuance of 30,739,955 common shares, which were distributed to shareholders as share bonus, pursuant to Article 169 of Law 6404/76.

25.2 Capital reserves

Refer basically to: (i) R$ 228,322 related to the CPFL Renováveis business combination in 2011, (ii) effect of the public offer of shares, in 2013, of the subsidiary CPFL Renováveis, as mentioned in note 15.5, amounting to R$ 59,308, as a result of the reduction of the indirect interest in CPFL Renováveis, (iii) effect of the association between CPFL Renováveis and DESA, described in note 13, amounting to R$ 180,297 in 2014, and (iv) other movements with no change of control amounting to R$155. In accordance with ICPC 09 (R2) and IFRS 10 / CPC 36, these effects were recognized as transactions between shareholders, directly in Equity.

25.3 Earnings reserves

Comprised of:

i.      Legal reserve, amounting to R$ 694,058;

ii.     Statutory reserve – concession financial asset: the distribution subsidiaries recognize in profit or loss the adjustment to the expected cash flow from the concession financial asset, however its financial realization will occur only upon the indemnity (at the end of the concession). As result, the Company recognizes a statutory reserve – concession financial asset for these amounts, supported by article 194 of Law 6404/76, until their financial realization. This statutory reserve amounts to R$ 585,451 at December 31, 2015 (R$ 330,437 at December 31, 2014).

25.4 Accumulated comprehensive income

The accumulated comprehensive income is comprised of:

(i)     Deemed cost: refers to the recognition of the fair value adjustments of the deemed cost of the generating plants' property, plant and equipment, of R$ 457,491;

(ii)    Private pension plan: The debt balance of R$ 272,171 refers to the effects recognized directly in comprehensive income, in accordance with IAS 19 / CPC 33 (R2).

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

25.5 Dividends

During the year 2015 the Company declared the amount of R$ 205,423 as mandatory minimum dividends, as required by Law No. 6.404/76.

25.6 Allocation of profit for the year

The Company’s bylaws assure shareholders a minimum dividend of 25% of profit for the year, adjusted in accordance with the law.

The proposed allocation of profit for the year is shown below:

R$ thousand
Profit for the year - Parent company	864,940
Realization of comprehensive income	26,119
Prescribed dividends	5,597
Profit base for allocation	896,656
Legal reserve	(43,247)
Statutory reserve - concession financial asset	(255,013)
Statutory reserve - working capital improvement	(392,972)
Mandatory dividend	(205,423)

For this year, considering the current adverse economic scenario and the uncertainties regarding market projections for distribution companies, owing to energy efficiency campaigns and extraordinary increases in tariffs during 2015, Company Management is proposing allocating R$ 392,972 to the Statutory Reserve for Working capital improvement.

(26)   EARNINGS PER SHARE

Earnings per share – basic and diluted

The calculation of the basic and diluted earnings per share at December 31, 2015 and 2014 was based on the profit attributable to controlling shareholders and the weighted average number of common shares outstanding during the reporting years. For diluted earnings per share, the calculation considered the dilutive effects of instruments convertible into shares, as shown below:

	2015		2014
Numerator
Profit attributable to controlling shareholders	864,940		949,177
Denominator
Weighted average number of shares held by shareholders	993,014,215	(**)	993,014,215	(**)
Earnings per share - basic	0.87		0.96

Numerator
Profit attributable to controlling shareholders	864,940		949,177
Dilutive effect of convertible debentures of subsidiary CPFL Renováveis (*)	(19,811)		(17,265)
Profit attributable to controlling shareholders	845,129		931,912

Denominator
Weighted average number of shares held by shareholders	993,014,215	(**)	993,014,215	(**)
Earnings per share - diluted	0.85		0.94

 (*) Proportional to the percentage of the Company’s equity interest in the subsidiary in the respective years.

(**) Considers the event that occurred on April 29, 2015, related to the capital increase through issue of 30,739,955 shares (note 25). In accordance with CPC 41/IAS 33, when there is an increase in the number of shares without an increase in resources, the number of shares is adjusted as if the event had occurred at the beginning of the oldest period presented

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

The dilutive effect of the numerator in the calculation of diluted earnings per share takes into account the dilutive effects of the debentures convertible into shares issued by subsidiaries of the indirect subsidiary CPFL Renováveis. The calculation of the effects was based on the assumption that these debentures would have been converted into common shares of the subsidiaries at the beginning of each year.

The effects calculated in the denominator of indirect subsidiary CPFL Renováveis for calculation of diluted earnings per share resulting from the subsidiary’s share-based payment plan were considered anti-dilutive in 2015 and 2014. For this reason, these effects were not included in the calculation for each of these two years.

(27)   NET OPERATING REVENUE

	Consolidated
	Number of Consumers (*)		In GWh (*)		R$ thousand
Revenue from Electric Energy Operations	2015	2014	2015	2014	2015	2014
Consumer class
Residential	6,906,580	6,732,715	16,164	16,501	9,833,419	6,533,590
Industrial	55,586	56,920	12,748	14,144	5,526,967	3,871,868
Commercial	473,333	483,204	9,259	9,437	5,266,432	3,471,225
Rural	245,238	243,275	2,152	2,326	750,209	496,790
Public Administration	51,359	50,538	1,278	1,295	674,530	476,557
Public Lighting	10,362	9,917	1,649	1,622	573,219	315,072
Public Services	8,402	8,155	1,797	1,861	879,288	566,719
(-) Transfers of revenues from excess demand and excess reactive power	-	-	-	-	(79,362)	(84,017)
Billed	7,750,860	7,584,724	45,049	47,187	23,424,701	15,647,804
Own consumption	-	-	33	34	-	-
Unbilled (net)	-	-	-	-	202,726	63,142
Emergency Charges - ECE/EAEE	-	-	-	-	3	2
(-) Transfers of revenues related to network usage charge of the captive consumers	-	-	-	-	(8,118,085)	(5,464,570)
Electricity sales to final consumers	7,750,860	7,584,724	45,082	47,221	15,509,345	10,246,379

Furnas Centrais Elétricas S.A.			3,026	3,026	485,846	477,775
Other Concessionaires and Licensees			10,656	9,628	2,223,339	1,690,711
(-) Transfers of revenues related to network usage charge of the captive consumers			-	-	(46,982)	(0)
Spot market energy			4,289	2,334	875,002	976,377
Electricity sales to wholesalers			17,971	14,988	3,537,205	3,144,864

Revenue due to network usage charge - TUSD - captive consumers					8,165,066	5,464,570
Revenue due to network usage charge - TUSD - free consumers					1,898,138	990,815
(-) Transfers of revenue surplus and excess revenue					(16,884)	(18,045)
Revenue from construction of concession infrastructure					1,046,669	944,997
Sector financial asset and liability (Note 8)					2,506,524	910,720
Energy development account - CDE - low-income and other tariff discounts					895,538	771,018
Other revenues and income					367,356	341,061
Other operating revenues					14,862,408	9,405,136
Total gross operating revenue					33,908,958	22,796,379
Deductions from operating revenue
ICMS					(4,686,039)	(3,106,928)
PIS					(529,322)	(335,937)
COFINS					(2,438,208)	(1,547,783)
ISS					(8,204)	(7,583)
Global reversal reserve - RGR					(2,529)	(2,362)
Energy development account - CDE					(3,970,013)	(271,577)
Research and development and energy efficiency programs					(158,516)	(117,683)
PROINFA					(90,910)	(100,569)
Tariff flags and other					(1,796,226)	(2)
IPI					(100)	(10)
FUST and FUNTEL					(24)	(2)
Other					(22,997)	-
					(13,703,089)	(5,490,436)

Net operating revenue					20,205,869	17,305,942
(*) Information not audited by the independent auditors

27.1 Adjustment of revenues from excess demand and excess reactive power

The tariff regulation procedure (Proret), approved by ANEEL Normative Resolution No. 463 of November 22, 2011, determined that revenues received as a result of excess demand and excess reactive power, from the contractual tariff review date for the 3rd periodic tariff review, should be accounted for as special obligations and would be amortized from the next tariff review. For subsidiary CPFL Piratininga, based on the 4th periodic tariff review cycle, as from May 2015 and for the subsidiaries CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa, as from September 2015, such special obligation began to be amortized and the new amounts resulting from such obligation began to be amortized and the new amounts resulting from capping of demand and excess of reagents began to be appropriated in sector financial assets and liabilities, and they will only be amortized upon ratification of the 5th cycle of periodic tariff revision.

On February 7, 2012, the Brazilian Association of Electric Energy Distributors (Associação Brasileira de Distribuidores de Energia Elétrica - ABRADEE) succeeded in suspending the effects of Resolution 463, whereby the request for preliminary injunction relief was granted and the order to account for revenues from excess demand and excess reactive power as special obligations was suspended. The suspensive effect required by ANEEL in its interlocutory appeal was granted in June 2012 and the preliminary injunction relief originally granted in favor of ABRADEE was suspended. The subsidiaries are awaiting the court’s decision on the final treatment of these revenues. At December 31, 2015, these amounts are accrued under Special Obligations, in compliance with CPC 25 and IAS 37, presented net in concession intangible asset.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

27.2 Extraordinary Tariff Review (“RTE”)

On February 27, 2015, the ANEEL approved the result of the Extraordinary Tariff Revision (RTE) in order to re-establish the tariff coverage for electric energy distributors given the significant increase in the CDE quota for 2015 and the cost of purchasing electric energy (Itaipu tariff and exchange variation, and auctions of existing electric power and adjustment). The tariffs resulting from this RTE were in effect from March 2, 2015 up to the date of the next readjustment or tariff revision for each distributor. With respect to subsidiaries CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari, CPFL Mococa and CPFL Santa Cruz, on April 7, 2015, by means of Ratification Resolution No. 1.870, the ANEEL adjusted the result of the RTE of February 27, in order to change the amount of the monthly CDE quotas – energy relating to the ACR account, intended for amortization of credit operations by the CCEE in management of the ACR account. The tariffs resulting from such adjustment or rectification are in effect as from April 8, 2015 up to the date of the next tariff revision for each distributor.

The average effects for the distributors’ consumers were:

	Effect perceived by consumers (*)
Subsidiary	Total	Group A	Group B
CPFL Paulista	32.28%	40.05%	27.27%
CPFL Piratininga	29.78%	40.49%	21.47%
RGE	37.16%	43.46%	33.04%
CPFL Santa Cruz	5.16%	5.70%	4.86%
CPFL Leste Paulista	14.52%	20.06%	12.39%
CPFL Jaguari	16.80%	18.48%	13.25%
CPFL Sul Paulista	17.02%	32.42%	9.09%
CPFL Mococa	11.81%	18.22%	9.48%

(*) Information not audited by the independent auditors

27.3 Periodic tariff review (“RTP”) and Annual tariff adjustment (“RTA”)

		2015		2014
Subsidiary	Month	RTA / RTP	Effect perceived by consumers (a)	RTA / RTP	Effect perceived by consumers (a)
CPFL Paulista	April	41.45%	4,67% (b)	17.18%	17.23%
CPFL Piratininga	October	56.29%	21,11% (b)	19.73%	22.43%
RGE	June	33.48%	-3,76% (b)	21.82%	22.77%
CPFL Santa Cruz	February (c)	34.68%	27.96%	14.86%	26.00%
CPFL Leste Paulista	February (c)	20.80%	24.89%	-7.67%	-5.32%
CPFL Jaguari	February (c)	38.46%	45.70%	-3.73%	3.70%
CPFL Sul Paulista	February (c)	24.88%	28.38%	-5.51%	0.43%
CPFL Mococa	February (c)	23.34%	29.28%	-2.07%	-9.53%

(a)  Represents the average effect perceived by consumers, as a result of the elimination from the tariff base of financial components that had been added in the prior tariff adjustment (information not audited by the independent auditors).

(b)  Consumer perception in comparison to the Extraordinary Tariff Revision (RTE) described in note 27.3.

(c)  On February 3, 2016, ANEEL changed the RTA date of these subsidiaries, which will now be held on March 22 (note 38.3).

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

27.4 Energy Development Account - CDE – low income and other tariff discounts

Law 12,783 of January 11, 2013 determined that the amounts related to the low-income subsidy, as well as other tariff discounts shall be fully subsidized by amount from the CDE.

Income of R$ 895,538 was recognized in 2015 (R$ 771,018 in 2014), of which R$ 66,313 for the low-income subsidy (R$ 78,028 in 2014) and R$ 829,225 for other tariff discounts (R$ 692,990 in 2014), against other receivables in line item “Receivables –Energy Development Account – CDE/CCEE” (note 12) and “Payables – CDE” (note 24).

27.5 Tariff flags

The system for application of Tariff Flags was created by means of Normative Resolution No. 547/2013, in effect as from January 1, 2015. Such mechanism can reflect the actual cost of the conditions for generation of electric energy in Brazil, mainly related to thermoelectric generation, energy security ESS, hydrologic risk and involuntary exposure of electric energy distributors. A green flag indicates favorable conditions and the tariff does not rise. A yellow flag indicates less favorable conditions, and the red flag is set off in costlier conditions. In the latter cases, the tariff increases R$ 2.50 and R$ 5.50 (before tax effects), respectively, for each 100 KWh consumed, readjusted by means of Ratification Resolution No. REH 1.859/2015 as from March 1, 2015. In addition, as from September 1, 2015, as per REH 1.945/2015, the red flag tariff was altered to R$ 4.50 for every 100 KWh consumed.

In 2015, the distribution subsidiaries billed their consumers the amount of R$ 1,796,226 in terms of Red Flag, recorded in line item "Tariff flags and others”. Out of this amount, after ratification by the ANEEL, R$ 1,297,717 was used to offset part of the sector’s financial assets (note 8), R$ 194,428 was passed on to the Account Centralizing Tariff Banner Resources (“CCRBT”), created by means of Decree No. 8.401/2015 and administered by the CCEE, and R$ 304,079 continues outstanding, recorded under liabilities – regulatory fees (note 20).

Furthermore, the CCRBT, created by means of Decree No. 8.401/2015 and administered by the CCEE, ratified the amount receivable of R$ 90,794 by subsidiary RGE, received in full by December 31, 2015.

27.6 Energy development account – CDE

By means of Ratification Resolution No. 1.857 of February 27, 2015, the ANEEL established the definitive annual quotas of the CDE for the year 2015. This quota comprises: (i) annual quota of the CDE – Usage account; and (ii) CDE quota – Energy, related to part of the CDE contributions received by the electric energy distribution concessionaires in the period from January 2013 to January 2014 (note 28), which should be paid by consumers and passed on to the CDE in five years as from the 2015 RTE. In addition, by means of Ratification Resolution No. 1.863 of March 31, 2015, the ANEEL established another quota intended for amortization of the ACR account (note 28), with payment and transfer to the CDE for an average period of five years as from the ordinary tariff process (RTA or RTP) for the year 2015.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

(28)   COST OF ELECTRIC ENERGY

	Consolidated
	GWh (*)		R$ thousand
Electricity Purchased for Resale	2015	2014	2015	2014
Itaipu Binacional	10,261	10,417	2,869,481	1,383,604
Spot market	2,946	5,074	724,203	3,018,523
PROINFA	1,058	1,043	256,806	264,068
Energy purchased through auction in the regulated market and bilateral contracts	44,342	42,345	9,192,868	8,837,459
Energy development account - CDE/CCEE	-	-	-	(2,340,912)
PIS and COFINS credit	-	-	(1,196,579)	(1,005,106)
Subtotal	58,607	58,879	11,846,779	10,157,635

Electricity network usage charge
Basic network charges			847,342	727,341
Transmission from Itaipu			51,236	37,896
Connection charges			56,312	44,834
Charges for use of the distribution system			40,332	33,147
System service charges - ESS			555,851	(326,248)
Reserve energy charges			54,762	10,898
Energy development account - CDE			-	(1)
PIS and COFINS credit			(140,868)	(42,372)
Subtotal			1,464,967	485,495

Total			13,311,747	10,643,130
(*) Information not audited by the independent auditors

28.1 Amounts from CDE/CCEE – Law 12,783/2013, Decrees 7,945/2013, 8,203/2014, 8,221/2014 and Order 3,998/2014.

Due to the unfavorable hydropower conditions from the end of 2012, including the low levels of water reserves at the hydroelectric power plants, the output of the thermal plants was set at the highest level. In view of this and considering the concessionaires’ exposure in the spot market, due largely to allocation of the physical energy and power guarantee quotas and repeal of the plants’ authorization by ANEEL, the distributors’ energy cost increased significantly in 2012, 2013, 2014 and 2015.

As a result of this scenario and as the distribution concessionaires do not have control over these costs, on March 7, 2013, the Brazilian government issued Decree 7,945, amended by Decree 8,203/14 and further by Decree 8,221/14, which made certain changes in the contracting of energy and the objectives of the Energy Development Account - CDE charge:

(i)   pass-through of CDE funds to the distribution concessionaires in relation to the exposure in the hydrologic risk, involuntary exposure, ESS – Energy Security, CVA ESS and Energy for the year of 2013 and January 2014; and

(ii) pass-through to the distribution concessionaires of costs related to involuntary exposure and output of the thermoelectric plants through the Electric Energy Commercialization Chamber - CCEE from February 2014 to December 2014. Additionally, Order 3,998 of September 30, 2014 included the hydrological risk of the renewed energy quotas as involuntary exposure, from July 2014.

A total amount of R$ 2,340,912 was recognized in 2014 as a result of these regulations. During the year 2015, no amounts were received by the subsidiaries in relation to this transfer.

The effects of these items were recognized as a reduction of the cost of electric energy under Amounts from CDE/CCEE against other receivables under Receivables – amounts from CDE/CCEE (note 12), in accordance with IAS 20 Accounting for Government Grants and Disclosure of Government Assistance.

In addition to the amounts from CDE, the subsidiaries are receiving, through the CCEE, the financial excess of the Energy Reserve Account - CONER, regulated by REN 613/2014. The amount of R$ 107,827 is recognized in line item "System service charge – ESS" in 2015 (R$ 437,297 in 2014).

The table below shows the summary of the amounts from CDE per distributor controlled by the Company, recognized in 2014:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

	2014
	Electricity purchased for resale			Electricity network usage charge	Total
	Involuntary exposure	Quotas and hydrological risk	Electricity purchased - regulated market	ESS
CPFL Paulista	849,901	(6,241)	229,335	6	1,073,001
CPFL Piratininga	391,476	(357)	354,079	2	745,200
CPFL Santa Cruz	66,403	13	20,344	-	86,760
CPFL Leste Paulista	6,580	4	(4)	(10)	6,570
CPFL Sul Palista	6	5	11	-	22
CPFL Jaguari	(1,539)	(48)	2,001	-	414
CPFL Mococa	-	2	-	-	2
RGE	428,054	(98)	986	3	428,945
Total	1,740,881	(6,720)	606,752	1	2,340,912

28.2 Generating Scaling Factor (“GSF”)

The hydroelectric power plants (UHE’s) and some small hydroelectric plants (PCH’s) hooked up to the National Interconnected System (SIN) participate in the Energy Reallocation Mechanism - MRE, which functions as a water risks pool for such plants, since plants generate energy at the command of the National System Operator (ONS) and/or availability of water in the reservoirs. In other words, they have no direct control over the timing and amount of water for generation of energy. Participation in this mechanism is proportional to the Physical Guarantee of each plant, which also constitutes the energy sale contract limit for each plant.

When the group of plants in the MRE generate more energy than the sum of their physical guarantees, denominated Secondary Energy, this excess is settled at the Difference Settlement Price (PLD) and prorated among the participating plants in proportion to their physical guarantees. On the other hand, if the generation of the group of plants is less than the sum of their physical guarantees, there will be a Generating Scaling Factor (“GSF”), with this power deficit also allocated in proportion to the physical guarantee of each plant and thus exposing it to the spot market, with the energy shortfall being valued at the PLD.

In the years from 2005 to 2012, the annual GSF of the MRE was above 100%, thus not burdening the hydroelectric power generators. Beginning in 2013, however, this scenario began to change, and became aggravated in the years 2014 and 2015, when it was below 100% throughout the year.

Renegotiation of the Hydrologic Risk

Law No. 13.203 of December 8, 2015 and ANEEL Normative Resolution No. 684 of December 11, 2015, established the conditions for renegotiation of the hydrologic risk for generation of electric energy for the agents participating in the MRE, with effect beginning 2015, attributing distinct rules for the contracts signed in the Regulated Contracting Environment (“ACR”) and the Free Contracting Environment (“ACL”).

Renegotiation of the hydrologic risk of the portion relating to the ACR came about through transfer of the hydrologic (i.e. supply of water in reservoirs) risk to consumers by means of payment of a risk premium by the hydroelectric power generators of R$ 9.50/MWh up to the end of the contracts for sale of electric power or the end of the concession, whichever period is shorter. Payment of this premium and the GSF transfer will go to the CCRBT.

For the portion of the hydrologic risk relating to the ACL, the risk will be mitigating by the purchase of Reserve Energy, with the rights and obligations associated with this acquisition assumed by the hydroelectric power generators. In this case, the risk premium was equal to the price of R$ 2.10/MWh for the energy reserve intended for its use, which will be contributed to the Reserve Energy Account (CONER).

The generators that adhered to the renegotiation should terminate the lawsuits against the grantor of the concessions, and pay a premium of risk related to the transfer of the GSF risk to CCRBT for 2015.

In December 2015, subsidiaries Ceran, CPFL Jaguari Geração (Paulista Lajeado) and CPFL Renováveis, as well as joint ventures ENERCAN and Chapecoense signed on to the renegotiations of their ACR contracts, and also cancelled their lawsuits. Therefore, the hydrologic risks were transferred to the CCRBT.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

(29)   OPERATING COSTS AND EXPENSES

	Parent company
	Operating Expenses
	General
	2015	2014
Personnel	19,816	18,142
Materials	74	28
Third party services	7,209	5,050
Depreciation and amortization	170	173
Others	2,642	2,783
Leases and rentals	121	138
Publicity and advertising	142	237
Legal, judicial and indemnities	1,686	865
Donations, contributions and subsidies	105	813
Others	589	729
Total	29,911	26,175

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

	Consolidated
			Cost of services rendered to third parties		Operating Expenses						Total
	Cost of operation				Selling		General and administrative		Others
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Personnel	596,021	528,056	28	2	123,812	110,759	219,348	213,654	-	-	939,209	852,471
Private pension plans	60,184	48,165	-	-	-	-	-	-	-	-	60,184	48,165
Materials	123,853	102,959	1,008	1,286	5,249	4,658	9,825	8,925	-	-	139,935	117,827
Third party services	187,080	172,422	2,777	2,511	128,022	109,264	241,115	241,826	-	-	558,994	526,022
Depreciation and amortization	870,427	767,117	-	-	21,826	32,049	84,985	75,779	-	-	977,238	874,946
Cost of infrastructure construction	-	-	1,045,301	942,267	-	-	-	-	-	-	1,045,301	942,267
Others	69,633	53,640	(12)	(13)	185,673	145,968	308,226	233,446	357,653	328,000	921,173	761,041
Collection fees	-	264	-	-	56,990	54,070	-	-	-	-	56,990	54,334
Allowance for doubtful debts	-	-	-	-	126,879	83,699	-	-	-	-	126,879	83,699
Leases and rentals	31,687	29,331	-	-	(4)	-	16,874	15,627	-	-	48,558	44,958
Publicity and advertising	339	736	-	-	34	127	9,565	17,262	-	-	9,938	18,125
Legal, judicial and indemnities	10	-	-	-	-	-	263,453	192,464	-	-	263,463	192,464
Donations, contributions and subsidies	-	-	-	-	16	6,579	3,418	4,204	-	-	3,434	10,783
Inspection fee	-	-	-	-	-	-	-	-	-	20,894	-	20,894
Gain (loss) on disposal, retirement and other noncurrent assets	-	-	-	-	-	-	-	-	16,309	20,726	16,309	20,726
Amortization of concession intangible asset	-	-	-	-	-	-	-	-	302,665	285,018	302,665	285,018
Financial compensation for use of water resources	13,768	14,835	-	-	-	-	-	-	-	-	13,768	14,835
Impairment	-	-	-	-	-	-	-	-	38,956	-	38,956	-
Others	23,829	8,474	(12)	(13)	1,759	1,493	14,916	3,889	(277)	1,361	40,214	15,204
Total	1,907,197	1,672,359	1,049,101	946,052	464,583	402,698	863,499	773,630	357,653	328,000	4,642,033	4,122,739

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

(30)  FINANCE INCOME (EXPENSE)

	Parent company		Consolidated
	2015	2014	2015	2014
Finance Income
Income from financial investments	72,158	116,487	472,745	430,714
Late payment interest and fines	3	-	215,923	146,992
Adjustment for inflation of tax credits	6,413	6,878	57,580	25,309
Adjustment for inflation of escrow deposits	35	15	84,683	74,500
Adjustment for inflation and exchange rate changes	-	-	121,609	49,144
Adjustment of expected cash flow (note 11)	-	-	414,800	104,642
Discount on purchase of ICMS credit	-	-	13,027	17,382
PIS and COFINS on other finance income	(2,496)	0	(52,849)	-
PIS and COFINS on interest on capital	(6,711)	(12,699)	(6,941)	(12,809)
Adjustments to the concession financial asset (note 8)	-	-	162,786	-
Other	5,451	7,175	74,685	54,563
Total	74,854	117,855	1,558,047	890,436

Finance costs
Interest on debts	(61,398)	(143,039)	(1,725,252)	(1,542,593)
Adjustment for inflation and exchange rate changes	(30,332)	(34)	(686,575)	(247,591)
Adjustments to the concession financial liability (note 8)	-	-	(1,573)	-
(-) Capitalized interest	-	-	45,568	12,269
Use of public asset	-	-	(16,028)	(10,649)
Others	(6,072)	(247)	(188,707)	(191,325)
Total	(97,802)	(143,319)	(2,572,567)	(1,979,890)

Finance expense, net	(22,948)	(25,464)	(1,014,520)	(1,089,454)

Interest was capitalized at an average rate of 10.25% p.a. in 2015 (8.12% p.a. in 2014) on qualifying assets, in accordance with CPC 20 (R1) and IAS 23.

In line items of Adjustment for inflation and exchange rate changes, the expense includes the effects of gains of R$ 1,514,439 (R$ 159,653 in 2014) on derivative instruments (note 35).

(31)   SEGMENT INFORMATION

The segregation of the Company’s operating segments is based on the internal financial information and management structure and is made by type of business: electric energy distribution, electric energy generation (conventional and renewable sources), electric energy commercialization and services rendered activities.

Profit or loss, assets and liabilities per segment include items directly attributable to the segment, as well as those that can be allocated on a reasonable basis, if applicable. Prices charged between segments are based on similar market transactions. Note 1 presents the subsidiaries in accordance with their areas of operation and provides further information on each subsidiary and its business area and segment.

The information segregated by segment is presented below, in accordance with the criteria established by the Company’s Management:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

2015	Distribution	Generation (conventional source)	Generation (renewable source)	Commerciali-zation	Services	Others (*)	Elimination	Total
Net operating revenue	16,551,879	572,553	1,262,297	1,716,348	55,547	47,246	-	20,205,869
(-) Intersegment revenues	22,318	411,038	335,979	82,544	239,088	3,136	(1,094,101)	-
Income from electric energy service	1,163,426	542,738	460,772	124,933	30,617	(70,396)	-	2,252,090
Finance income	1,155,428	110,018	131,354	42,840	44,098	74,310	-	1,558,047
Finance cost	(1,278,258)	(549,286)	(599,303)	(38,386)	(4,858)	(102,477)	-	(2,572,567)
Profit (loss) before taxes	1,040,597	320,354	(7,176)	129,386	69,857	(98,563)	-	1,454,454
Income tax and social contribution	(414,633)	(37,570)	(49,222)	(41,282)	(18,232)	(18,239)	-	(579,177)
Profit (loss) for the year	625,964	282,783	(56,398)	88,104	51,625	(116,802)	-	875,277
Total assets (**)	22,138,086	4,575,230	11,868,943	714,781	317,845	917,586	-	40,532,471
Purchases of PP&E and intangible assets	868,495	6,910	493,584	2,432	39,176	17,199	-	1,427,796
Depreciation and amortization	(587,059)	(131,969)	(540,578)	(4,534)	(12,633)	(3,128)	-	(1,279,902)

2014
Net operating revenue	13,658,786	722,623	982,613	1,790,822	151,037	61	-	17,305,942
(-) Intersegment revenues	19,668	467,761	397,630	387,788	193,483	-	(1,466,329)	-
Income from electric energy service	1,602,519	482,214	231,280	205,108	45,072	(26,119)	-	2,540,073
Finance income	552,918	84,884	98,991	29,543	6,380	117,720	-	890,436
Finance cost	(849,774)	(482,671)	(464,713)	(29,104)	(10,221)	(143,407)	-	(1,979,890)
Profit (loss) before taxes	1,305,663	144,112	(134,442)	205,547	41,230	(51,806)	-	1,510,304
Income tax and social contribution	(461,264)	(36,291)	(33,645)	(69,543)	(12,687)	(10,430)	-	(623,860)
Profit (loss) for the year	844,400	107,820	(168,087)	136,003	28,543	(62,236)	-	886,444
Total assets (**)	16,724,269	4,414,196	11,647,374	507,960	828,184	1,022,454	-	35,144,436
Purchases of PP&E and intangible assets	702,386	14,419	250,803	3,531	90,707	22	-	1,061,868
Depreciation and amortization	(577,753)	(136,447)	(432,267)	(4,471)	(8,760)	(265)	-	(1,159,964)

(*) Others – refer basically to assets and transactions which are not related to any of the identified segments.

(**) Intangible assets, net of amortization, were allocated to their respective segments.

At December 31, 2015 a loss was recognized for impairment of the assets relating to subsidiaries CPFL Telecom and CPFL Total, in the respective amounts of R$ 33,119 and R$ 5,837, presented in “Others” and "Services" segments, respectively.

(32)   RELATED_PARTY TRANSACTIONS

The Company’s controlling shareholders are as follows:

•   ESC Energia S.A.

Company controlled by the Camargo Corrêa group, with operations in diversified segments, such as construction, cement, footwear, textiles, aluminum and highway concessions, among others.

•   Energia São Paulo Fundo de Investimento em Ações

Company controlled by the following pension funds: (a) Fundação CESP, (b) Fundação SISTEL de Seguridade Social, (c) Fundação Petrobras de Seguridade Social - PETROS, and (d) Fundação SABESP de Seguridade Social - SABESPREV.

•   Bonaire Participações S.A.

Company controlled by Energia São Paulo Fundo de Investimento em Ações.

•   BB Carteira Livre I - Fundo de Investimento em Ações

Fund controlled by PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil.

The direct and indirect interest in operating subsidiaries are described in note 1.

Controlling shareholders, associates companies, joint ventures and entities under common control that in some way exercise significant influence over the Company are considered to be related parties.

The main transactions are listed below:

a)     Bank balances and short-term investments – refer mainly to bank balances and short-term investments with financial institutions, as mentioned in note 5. The Company and its subsidiaries also have an Exclusive Investment Fund.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

b)    Borrowings and Debentures and Derivatives - refer to borrowings from financial institutions under the conditions described in notes 17 and 18. The Company is also the guarantor of certain borrowings raised by its subsidiaries and joint ventures, as described in notes 17 and 18.

c)     Other Financial Transactions – the expense amounts are bank costs, collection and bookkeeping expenses.

d)    Purchase and sale of energy and charges - refer basically to energy purchased or sold by distribution, commercialization and generation subsidiaries through short or long-term agreements and tariffs for the use of the distribution system (TUSD). Such transactions, when conducted in the free market, are carried out under conditions considered by the Company as similar to market conditions at the time of the trading, according to internal policies previously established by the Company’s management. When conducted in the regulated market, the prices charged are set through mechanisms established by the regulatory authority.

e)     Intangible assets, Property, plant and equipment, Materials and Service – refer to the purchase of equipment, cables and other materials for use in distribution and generation activities and contracting of services such as construction and information technology consultancy.

f)     Advances – refer to advances for investments in research and development.

g)    Intragroup loans – refer to (i) contracts with the joint venture EPASA, under contractual conditions of 113.5% of the CDI, maturing in January 2017; (ii) contracts with the non-controlling shareholder of the subsidiary CPFL Renováveis, with maturity defined for the date of distribution of earnings of the indirect subsidiary to its shareholders and remuneration of 8% p.a. + IGP-M (General Market Price Index).

Certain subsidiaries have supplementary retirement plan maintained with Fundação CESP and offered to the employees of the subsidiaries. These plans hold investments in Company’s shares (note 19).

To ensure that commercial transactions with related parties are conducted under usual market conditions, the Company set up a “Related Parties Committee”, comprising representatives of the controlling shareholders, responsible for analyzing the main transactions with related parties.

The subsidiaries CPFL Paulista, CPFL Piratininga and CPFL Geração renegotiated with the joint ventures BAESA, Chapecoense and ENERCAN the extension of the original maturities of the energy purchase bills, previously from July to December 2015, to January 2016.

The total compensation of key management personnel in 2015, in accordance with CVM Decision 560/2008, was R$ 43,208 (R$ 44,214 in 2014). This amount comprises R$ 44,061 (R$ 39,928 in 2014) in respect of short-term benefits, R$ 1,087 (R$ 1,043 in 2014) of post-employment benefits and a reversal of provision of R$ 1,940 (provision of R$ 3,243 in 2014) for other long-term benefits, and refers to the amount recognized on an accrual basis.

Transactions between related parties involving controlling shareholders, entities under common control or with significant influence and joint ventures are as follows:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

	Consolidated
	ASSETS		LIABILITIES		INCOME		EXPENSES
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014	2015	2014	2015	2014
Bank balances and short-term investments
Banco Bradesco S.A.(**)	4,097,770	-	1	-	351,086	-	312	-
Banco do Brasil S.A.	126,036	161,832	-	-	28,466	12,126	4	2

Borrowings, debentures and derivatives (*)
Banco Bradesco S.A.(**)	-	-	667,335	-	-	-	85,505	-
Banco do Brasil S.A.	-	-	3,727,088	4,487,092	-	-	459,889	485,400
BNP Paribas (**)	58,478	-	322,465	-	-	-	8,978	-

Other financial transactions
Banco Bradesco S.A.(**)	1,344	-	1,259	-	166	-	4,174	-
Banco do Brasil S.A.	-	-	879	-	80	-	5,941	6,304

Advances
BAESA – Energética Barra Grande S.A.	-	-	790	826	-	-	-	-
Foz do Chapecó Energia S.A.	-	-	1,120	1,170	-	-	-	-
ENERCAN - Campos Novos Energia S.A.	-	-	1,377	1,436	-	-	-	-
EPASA - Centrais Elétricas da Paraiba	-	-	503	526	-	-	-	-

Energy purchase and sale and charges
Afluente Transmissão de Energia Elétrica S.A.	-	-	27	40	-	-	1,426	1,342
Aliança Geração de Energia S.A	-	-	1,364	-	1	-	34,063	-
Arizona 1 Energia Renovável S.A	-	-	-	-	-	-	883	826
Baguari I Geração de Energia Elétrica S.A.	-	-	6	5	-	-	268	252
Braskem S.A.	-	-	-	-	-	694	-	-
Caetite 2 Energia Renovável S.A.	-	-	-	-	-	-	810	757
Caetité 3 Energia Renovável S.A.	-	-	-	-	-	-	817	765
Calango 1 Energia Renovável S.A.	-	-	-	-	-	-	977	914
Calango 2 Energia Renovável S.A.	-	-	-	-	-	-	834	782
Calango 3 Energia Renovável S.A.	-	-	-	-	-	-	977	914
Calango 4 Energia Renovável S.A.	-	-	-	-	-	-	907	848
Calango 5 Energia Renovável S.A.	-	-	-	-	-	-	963	901
Companhia de Eletricidade do Estado da Bahia – COELBA	655	833	-	-	14,491	12,606	46	-
Companhia Energética de Pernambuco - CELPE	587	920	-	-	7,062	6,304	206	-
Companhia Energética do Rio Grande do Norte - COSERN	227	280	-	-	2,580	2,404	-	1,063
Eldorado Brasil Celulose S.A.	-	-		-	-	1,050	-	-
Companhia Hidrelétrica Teles Pires S.A.	-	-	1,548	-	17	-	29,915	-
ELEB Equipamentos Ltda	-	-	-	-	4,036	-	-	-
Embraer	-	-	-	-	26,615	-	-	-
Energética Águas da Pedra S.A.	-	-	130	117	2	-	4,260	3,959
Estaleiro Atlântico Sul S.A.	-	-	-	-	19,026	7,584	-	-
Goiás Sul Geração de Enegia S.A.	-	-	-	-	-	-	166	155
InterCement Brasil S.A	-	-	-	-	1	-	-	-
Itapebi Geração de Energia S.A	-	-	-	-	1	-	-	-
Mel 2 Energia Renovável S.A.	-	-	-	-	-	-	632	617
NC ENERGIA S.A.	-	-	-	-	5,336	1,837	-	-
Norte Energia S.A.	1	-	-	-	1	-	-	-
Rio PCH I S.A.	-	-	242	217	-	-	8,004	7,441
Samarco Mineração S.A.	-	-	-	-	1	-	-	-
Santista Jeanswear S/A	-	-	-	-	4,491	-	-	-
SE Narandiba S.A.	-	-	-	-	-	-	166	142
Serra do Facão Energia S.A. - SEFAC	-	-	576	470	-	-	20,916	19,837
Tavex Brasil S.A	-	-	-	-	-	8,087	-	-
Termopernambuco S.A.	-	-	-	-	3	-	-	-
ThyssenKrupp Companhia Siderúrgica do Atlântico	-	-	-	188	37,238	557	6,965	7,056
Vale Energia S.A.	7,843	7,371	-	-	92,353	87,077	-	-
Vale S.A.	-	-	-	-	-	-	695	7,483
BAESA – Energética Barra Grande S.A.	-	-	88,441	89,202	60,080	-	111,541	104,491
Foz do Chapecó Energia S.A.	-	1,430	142,596	172,804	4,996	16,841	330,675	318,140
ENERCAN - Campos Novos Energia S.A.	667	583	140,496	154,678	23,283	6,702	244,102	226,595
EPASA - Centrais Elétricas da Paraiba	-	-	19,807	28,632	15,243	24,363	168,187	214,978

Intangible assets, property, plant and equipment, materials and service
Banco Bradesco S.A.(**)	-	-	2	-	-	-	19	-
Banco do Brasil S A	-	-	-	-	-	-	170	163
BRASKEM Qpar S.A.	-	-	-	-	-	15	-	-
CCDI 29 Empreendimento Imobiliário Ltda	-	-	-	-	-	31,500	-	-
Companhia de Saneamento Básico do Estado de São Paulo - SABESP	65	11	42	35	1,034	50	31	4
Companhia Brasileira de Soluções e Serviços CBSS - Alelo (**)	-	-	-	-	-	-	576	-
Companhia de Eletricidade do Estado da Bahia – COELBA	-	-	-	-	-	-	50	-
Companhia Energética do Rio Grande do Norte - COSERN	-	-	-	-	-	19	-	-
Concessionária do Sistema Anhanguera - Bandeirantes S.A. (**)	-	-	-	-	-	-	9	-
Estaleiro Atlântico Sul S.A.	-	-	-	-	-	12	-	-
Ferrovia Centro-Atlântica S.A.	-	-	-	-	-	-	22	-
HM 14 Empreendimento Imobiliário SPE Ltda	14	-	-	-	-	-	-	-
HM Engenharia e Construções S.A.	-	-	-	-	272	24	-	-
Indústrias Romi S.A.	-	4	-	-	68	45	-	-
InterCement Brasil S.A	-	-	-	-	26	60	-	-
Logum Logística S.A.	-	-	-	-	55	-	-	-
LUPATECH	-	-	-	-	-	-	2	-
Mapfre Seguros Gerais S.A. (**)	-	-	-	-	4	-	1	-
MRS Logística S.A	-	119	-	-	-	119	-	-
Randon	-	-	-	76	-	-	-	76
Rodovias Integradas do Oeste S.A. (**)	-	-	12	-	-	-	-	-
Samm - Soc. Atic. Multimídia Ltda (**)	-	-	-	-	1,463	-	-	-
Santista Jeanswear S/A (**)	-	-	-	-	21	-	-	-
TOTVS S.A.	-	-	3	2	-	-	44	70
Ultrafértil S.A	-	149	-	-	868	226	-	-
Vale Fertilizantes S.A	39	18	-	-	45	36	-	-
BAESA – Energética Barra Grande S.A.	-	-	-	-	1,354	1,465	-	-
Foz do Chapecó Energia S.A.	-	-	-	-	1,483	1,491	-	-
ENERCAN - Campos Novos Energia S.A.	-	-	-	-	1,354	1,465	-	-
EPASA - Centrais Elétricas da Paraíba S.A.	1,104	393	-	-	720	715	-	-

Intragroup loans
EPASA - Centrais Elétricas da Paraíba S.A.	76,586	94,385	-	-	14,123	10,629	-	-
Noncontrolling shareholder - CPFL Renováveis	7,680	6,281	-	-	1,475	864	-	-

Dividends and interest on capital
BAESA – Energética Barra Grande S.A.	20	96	-	-	-	-	-	-
Chapecoense Geração S.A.	28,417	12,128	-	-	-	-	-	-
ENERCAN - Campos Novos Energia S.A.	30,905	24,816	-	-	-	-	-	-
EPASA - Centrais Elétricas da Paraiba	29,933	14,891	-	-	-	-	-	-

(*) At value cost
(**) Related parties since 2015

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

(33)  INSURANCE

The subsidiaries maintain insurance policies with coverage based on specialized advice and takes into account the nature and degree of risk. The amounts are considered sufficient to cover any significant losses on assets and/or responsibilities. The principal insurance policies in the financial statements are:

		Consolidated
Description	Type of cover	2015	2014
Noncurrent assets	Fire, lightning, explosion, machinery breakdown, electrical damage and engineering risk	8,634,344	6,810,183
Transport	National transport	319,834	299,487
Stored Materials	Fire, lightning, explosion and robbery	171,585	170,300
Automobiles	Comprehensive cover	6,544	4,962
Civil Liability	Electric energy distributors	118,000	168,000
Personnel	Group life and personal accidents	202,989	193,020
Others	Operational risks and others	323,200	279,897
Total		9,776,496	7,925,850
Information not audited by the independent auditors.

(34)      RISK MANAGEMENT

The business of the Company and its subsidiaries comprise mainly the generation, commercialization and distribution of electric energy. As public utilities concessionaires, the activities and/or tariffs of its principal subsidiaries are regulated by ANEEL.

Risk management structure

The Board of Directors is responsible for directing the way the business is run, which includes monitoring of business risks, exercised by means of the corporate risk management model used by the Company. The responsibilities of the Executive Board are to develop the mechanisms for measuring the impact of the exposure and probability of its occurrence, overseeing the implementation of risk mitigation actions and informing the Board of Directors. It is assisted in this process by: i) the Executive Risk Management Committee, whose mission is to assist in identifying the main business risks, analyzing measurement of the impact and probability and assessing the mitigation actions taken; ii) the Risk Management and Internal Controls Division, responsible for coordination of the process for risk management, developing and maintaining updated methodologies for Corporate Management of Risks that involve the identification, measurement, monitoring and reporting of risks to which the CPFL Group is exposed.

The risk management policy was established to identify, analyze and address the risks faced by the Company and its subsidiaries, and includes reviewing the model adopted whenever necessary to reflect changes in market conditions and in the Groups’ activities, with a view to developing an environment of disciplined and constructive control.

In its supervisory role, the Company’s Board of Directors also counts on the support of the Management Process and Risks Committee to provide guidance for the Internal Audit, Risk Management and Compliance work. The Internal Audit conducts both periodic and “ad hoc” reviews in order to ensure alignment of the processes to guidelines and strategies set by the shareholders and Management.

The Fiscal Council is responsible for, among other attributions, certifying that Management has means to identify the risks on the preparation and disclosure of the financial statements to which the Company is exposed and for monitoring the effectiveness of the control environment.

The main market risk factors affecting the businesses are as follows:

Exchange rate risk: this risk derives from the possibility of the Company and its subsidiaries incurring losses and cash constraints due to fluctuations in exchange rates, increasing the balances of liabilities denominated in foreign currency and portion of the revenue of the joint venture ENERCAN from electric energy sale agreements with annual restatement of part of the tariff based on variation in the US$. The exposure in relation to raising funds in foreign currency is largely covered by contracting swap transactions, which allowed the Company and its subsidiaries to exchange the original risks of the transaction for the cost of the variation in the CDI. The exposure relating to the revenues of ENERCAN was hedged by contracting a zero-cost collar type of financial instrument, as described in note 35.b.1. The quantification of this risk is presented in note 35. The subsidiaries’ operations are also exposed to exchange variations on the purchase of electric energy from Itaipu. The compensation mechanism - CVA protects the companies against possible losses.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

Interest rate risk: this risk derives from the possibility of the Company and its subsidiaries incurring losses due to fluctuations in interest rates that increase finance costs related to borrowings and debentures. The subsidiaries have tried to increase the number of fixed rate borrowings or borrowings tied to indexes with lower rates and little fluctuation in the short and long term. The quantification of this risk is presented in note 35.

Credit risk: this risk arises from the possibility of the subsidiaries incurring losses resulting from difficulties in collecting amounts billed to customers. This risk is managed by the sales and services segments through norms and guidelines applied in terms of the approval, guarantees required and monitoring of the operations. In the distribution segment, even though it is highly pulverized, the risk is managed through monitoring of defaults, collection measures and cutting off supply. In the generation segment there are contracts under the regulated environment (ACR) and bilateral agreements that call for the posting of guarantees.

Risk of under/overcontracting from distributors: risk inherent to the energy distribution business in the Brazilian market to which the distributors of the CPFL Group and all distributors in the market are exposed. Distributors are prevented from fully passing through the costs of their electric energy purchases in two situations: (i) volume of energy contracted above 105% of the energy demanded by consumers and (ii) level of contracts lower than 100% of such demanded energy. In the first case, the energy contracted above 105% is sold in the CCEE and is not passed through to consumers, that is, in PLD scenarios lower than the purchase price of these contracts, there is a loss for the concession. In the second case, the distributors are required to purchase energy at the PLD amount at the CCEE and do not have guarantees of full pass-through to the consumer tariffs, there is a penalty for insufficiency of contractual guarantee. These situations may be mitigated if the distributors are entitled to exposures or involuntary surpluses.

Market risk of commercialization companies: this risk arises from the possibility of commercialization companies incurring losses due to variations in the spot prices that will value the positions of energy surplus or deficit of its portfolio in the free market.

Risk of energy shortages: the energy sold by subsidiaries is primarily generated by hydropower plants. A prolonged period of low rainfall could result in a reduction in the volume of water in the power plants’ reservoirs, compromising the recovery of their volume, and resulting in losses due to the increase in the cost of purchasing energy or a reduction in revenue due to the introduction of comprehensive electric energy saving programs or other rationing programs, as in 2001.

The conditions for storage of the National Interconnected System (SIN) has improved in recent months, despite the low storage levels in the Northeast sub-system. The improvement in SIN storage conditions, associated with the reduced demand verified in recent months and the availability of thermoelectric power generation, have significantly reduced the likelihood of additional load cuts.

Risk of acceleration of debts: the Company has borrowing agreements and debentures with restrictive covenants normally applicable to these types of transactions, involving compliance with economic and financial ratios. These covenants are monitored and do not restrict the capacity to operate normally, if met at the contractual intervals or if prior agreement is obtained from the creditors for failure to meet.

Regulatory risk: The electric energy supplied tariffs charged to captive consumers by the distribution subsidiaries are set by ANEEL, at intervals established in the concession agreements entered into with the Federal Government and in accordance with the periodic tariff review methodology established for the tariff cycle. Once the methodology has been ratified, ANEEL establishes tariffs to be charged by the distributor to the final consumers. In accordance with Law 8,987/1995, the tariffs set shall ensure the economic and financial equilibrium of the concession agreement at the time of the tariff review, but could result in lower adjustments than expected by the electric energy distributors.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

Financial instruments risk management

The Company and its subsidiaries maintain operating and financial policies and strategies to protect the liquidity, safety and profitability of their assets. Accordingly, control and follow-up procedures are in place as regards the transactions and balances of financial instruments, for the purpose of monitoring the risks and current rates in relation to market conditions.

Risk management controls: In order to manage the risks inherent to the financial instruments and to monitor the procedures established by Management, the Company and its subsidiaries use Luna and Bloomberg software systems to calculate the mark to market, stress testing and duration of the instruments, and assess the risks to which the Company and its subsidiaries are exposed. Historically, the financial instruments contracted by the Company and its subsidiaries supported by these tools have produced adequate risk mitigation results. It must be stressed that the Company and its subsidiaries routinely contract derivatives, always with the appropriate levels of approval, only in the event of exposure that Management regards as a risk. The Company and its subsidiaries do not enter into transactions involving speculative derivatives.

(35)   FINANCIAL INSTRUMENTS

The main financial instruments, classified in accordance with the group’s accounting practices, are:

					Consolidated
					December 31, 2015		December 31, 2014
	Note	Category	Measurement	Level (*)	Carrying amount	Fair value	Carrying amount	Fair value
Assets
Cash and cash equivalents	5	(a)	(2)	Level 1	4,353,488	4,353,488	2,593,650	2,593,650
Cash and cash equivalents	5	(a)	(2)	Level 2	1,329,314	1,329,314	1,763,805	1,763,805
Securities		(a)	(2)	Level 1	23,633	23,633	5,324	5,324
Derivatives	35	(a)	(2)	Level 2	2,269,932	2,269,932	608,176	608,176
Derivatives - Zero-cost collar	35	(a)	(2)	Level 3	8,820	8,820	-	-
Concession financial asset - distribution	11	(b)	(2)	Level 3	3,483,713	3,483,713	3,296,837	3,296,837
					11,468,901	11,468,901	8,267,792	8,267,792

Liabilities
Borrowings - principal and interest	17	(c)	(1)	Level 2 (***)	7,725,978	6,499,746	7,240,164	6,266,957
Borrowings - principal and interest	17 (**)	(a)	(2)	Level 2	6,936,808	6,936,808	3,438,212	3,438,212
Debentures - Principal and interest	18	(c)	(1)	Level 2 (***)	7,070,430	6,105,830	8,471,583	7,997,074
Derivatives	35	(a)	(2)	Level 2	31,745	31,745	13,354	13,354
Derivatives - Zero-cost collar	35	(a)	(2)	Level 3	2,440	2,440	-	-
					21,767,402	19,576,570	19,163,313	17,715,598
(*) Refers to the hierarchy for determination of fair value
(**) As a result of the initial designation of this financial liability, the consolidated financial statements reported a gain of R$ 256,251 in 2015 (R$ 100,193 in 2014)
(***) Only for disclosure purposes, according to CPC 40 (R1) / IFRS 7
Key
Category:			Measurement:
(a) - Measured at fair value through profit or loss			(1) - Measured at amortized cost
(b) - Available for sale			(2) - Measured at fair value
(c) - Other finance liabilities

The financial instruments for which the carrying amounts approximate the fair values at the end of the reporting period, due to their nature, are:

•       Financial assets: (i) consumers, concessionaires and licensees, (ii) leases, (iii) associates, subsidiaries and parent company, (iv) receivables – amounts from CDE/CCEE, (v) concession financial asset - transmission, (vi) pledges, funds and restricted deposits, (vii) services rendered to third parties, (viii) Collection agreements and (ix) sector financial asset;

•       Financial liabilities: (i) trade payables, (ii) regulatory charges, (iii) use of public asset, (iv) consumers and concessionaires, (v) Nacional scientific and technological development fund - FNDCT, (vi) energy research company - EPE, (vii) collection agreement, (viii) reversal fund, (ix) payables for business combination, (x) tariff discount CDE and (xi) sector financial liability.

In addition, in 2015 there were no transfers between hierarchical levels of fair value.

a) Valuation of financial instruments

As mentioned in note 4, the fair value of a security corresponds to its maturity value (redemption value) adjusted to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest curve, in Brazilian reais.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

O CPC 40 (R1) and IFRS 7 requires the classification in a three-level hierarchy for fair value measurement of financial instruments, based on observable and unobservable inputs related to the valuation of a financial instrument at the measurement date.

O CPC 40 (R1) and IFRS 7 also defines observable inputs as market data obtained from independent sources and unobservable inputs that reflects market assumptions.

The three levels of the fair value hierarchy are:

· Level 1: quoted prices in an active market for identical instruments;

· Level 2: observable inputs other than quoted prices in an active market that are observable for the asset or liability, directly (i.e. as prices) or indirectly (i.e. derived from prices);

· Level 3: inputs for the instruments that are not based on observable market data.

As the distribution subsidiaries have classified their concession financial asset as available-for-sale, the relevant factors for fair value measurement are not publicly observable. The fair value hierarchy classification is therefore level 3. The changes between years and the respective gains (losses) in profit for the year of R$ 414,800 (R$ 104,642 in 2014), and the main assumptions are described in note 11.

Additionally, the main assumptions used in the fair value measurement of the zero-cost collar derivative, the fair value hierarchy of which is Level 3, are disclosed in note 35 b.1.

The Company recognizes in “Investments at cost” in the financial statements the 5.94% interest held by the indirect subsidiary Paulista Lajeado Energia S.A. in the total capital of Investco S.A. (“Investco”), in the form of 28,154,140 common shares and 18,593,070 preferred shares. As Investco’s shares are not traded on the stock exchange and the main objective of its operations is to generate electric energy for commercialization by the shareholders holding the concession, the Company opted to recognize the investment at cost.

b) Derivatives

The Company and its subsidiaries have the policy of using derivatives to reduce their risks of fluctuations in exchange and interest rates, without any speculative purposes. The Company and its subsidiaries have exchange rate derivatives compatible with the exchange rate risks net exposure, including all the assets and liabilities tied to exchange rate changes.

The derivative instruments entered into by the Company and its subsidiaries are currency or interest rate swaps with no leverage component, margin call requirements or daily or periodical adjustments. Furthermore, in 2015 subsidiary CPFL Geração contracted a zero-cost collar (see item b.1 below).

As a large part of the derivatives entered into by the subsidiaries have their terms fully aligned with the hedged debts, and in order to obtain more relevant and consistent accounting information through the recognition of income and expenses, these debts were designated at fair value, for accounting purposes (note 17). Other debts with terms different from the derivatives contracted as a hedge continue to be recognized at amortized cost. Furthermore, the Company and its subsidiaries do not adopt hedge accounting for derivative instruments.

At December 31, 2015, the Company and its subsidiaries had the following swap transactions, all traded on the over-the-counter market:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

	Fair values (carrying amounts)
Company / strategy / counterparts	Assets	Liabilities	Fair value, net	Values at cost, net	Gain (loss) on marking to market	Currency / index	Maturity range	Notional
Derivatives to hedge debts designated at fair value
Exchange rate hedge
CPFL Energia
Santander	70,153	-	70,153	70,419	(266)	dollar	February 2016	200,000
Santander	-	(402)	(402)	1,244	(1,646)	dollar	September 2016	187,750
Bradesco	-	(578)	(578)	(172)	(406)	dollar	June 2016	149,208
	70,153	(981)	69,172	71,492	(2,319)

CPFL Paulista
Bank of America Merrill Lynch	154,501	-	154,501	150,005	4,496	dollar	July 2016	156,700
Morgan Stanley	106,718	-	106,718	107,938	(1,220)	dollar	September 2016	85,475
Scotiabank	42,946	-	42,946	43,197	(252)	dollar	July 2016	49,000
Citibank	69,132	-	69,132	77,079	(7,947)	dollar	March 2019	117,250
Bank of Tokyo-Mitsubishi	68,577	-	68,577	77,152	(8,575)	dollar	March 2019	117,400
Bank of America Merrill Lynch	64,284	-	64,284	69,553	(5,268)	dollar	September 2018	106,020
Bank of America Merrill Lynch	72,644	-	72,644	78,536	(5,892)	dollar	March 2019	116,600
J.P.Morgan	36,320	-	36,320	39,268	(2,948)	dollar	March 2019	58,300
J.P.Morgan	23,296	-	23,296	26,278	(2,982)	dollar	December 2017	51,470
J.P.Morgan	21,801	-	21,801	24,813	(3,012)	dollar	December 2017	53,100
J.P.Morgan	9,187	-	9,187	10,584	(1,398)	dollar	January 2018	27,121
HSBC	19,696	-	19,696	22,458	(2,763)	dollar	January 2018	54,214
HSBC	73,843	-	73,843	82,167	(8,324)	dollar	January 2018	173,459
J.P.Morgan	23,500	-	23,500	26,501	(3,000)	dollar	January 2018	67,938
J.P.Morgan	22,782	-	22,782	26,867	(4,085)	dollar	January 2019	67,613
Citibank	56,759	-	56,759	65,880	(9,122)	dollar	January 2020	156,600
BNP Paribas	15,594	-	15,594	17,958	(2,364)	euro	January 2018	63,896
Bank of Tokyo-Mitsubishi	37,117	-	37,117	50,467	(13,350)	dollar	February 2020	142,735
J.P.Morgan	13,490	-	13,490	15,812	(2,323)	dollar	February 2018	41,100
Bank of America Merrill Lynch	155,157	-	155,157	174,502	(19,345)	dollar	February 2018	405,300
Bank of America Merrill Lynch	63,912	-	63,912	60,980	2,932	dollar	October 2018	329,500
	1,151,256	-	1,151,256	1,247,997	(96,741)

CPFL Piratininga
Scotiabank	56,092	-	56,092	56,421	(329)	dollar	July 2016	64,000
Santander	68,863	-	68,863	70,063	(1,199)	dollar	July 2016	100,000
Citibank	69,132	-	69,132	77,079	(7,947)	dollar	March 2019	117,250
HSBC	38,081	-	38,081	41,233	(3,152)	dollar	April 2018	55,138
J.P.Morgan	38,117	-	38,117	41,236	(3,119)	dollar	April 2018	55,138
Citibank	60,858	-	60,858	70,954	(10,096)	dollar	January 2020	169,838
BNP Paribas	42,884	-	42,884	49,385	(6,501)	euro	January 2018	175,714
Bank of America Merrill Lynch	7,459	-	7,459	7,829	(370)	dollar	July 2016	40,000
Bank of America Merrill Lynch	10,941	-	10,941	11,807	(866)	dollar	August 2016	84,250
Scotiabank	4,321	-	4,321	6,480	(2,160)	dollar	August 2017	55,440
	396,748	-	396,748	432,488	(35,740)

CPFL Santa Cruz
Santander	14,407	-	14,407	14,634	(227)	dollar	June 2016	20,000

CPFL Sul Paulista
Santander	15,847	-	15,847	16,098	(250)	dollar	June 2016	22,000

CPFL Jaguari
Santander	22,331	-	22,331	22,683	(353)	dollar	June 2016	31,000

CPFL Geração
HSBC	149,331	-	149,331	157,133	(7,803)	dollar	March 2017	232,520

RGE
Citibank	136,246	-	136,246	142,257	(6,011)	dollar	April 2017	128,590
Bank of Tokyo-Mitsubishi	29,835	-	29,835	33,215	(3,380)	dollar	April 2018	36,270
Bank of Tokyo-Mitsubishi	134,314	-	134,314	149,757	(15,443)	dollar	May 2018	168,346
Citibank	22,352	-	22,352	24,856	(2,503)	dollar	May 2019	33,285
HSBC	18,077	-	18,077	19,689	(1,613)	dollar	October 2017	32,715
J.P.Morgan	51,274	-	51,274	58,921	(7,647)	dollar	February 2018	171,949
J.P.Morgan	28,065	-	28,065	28,246	(182)	dollar	February 2016	100,000
	420,162	-	420,162	456,941	(36,779)
CPFL Serviços
J.P.Morgan	5,250	-	5,250	5,504	(254)	dollar	October 2016	9,000

CPFL Paulista Lajeado
Itaú	4,749	-	4,749	6,424	(1,675)	dollar	March 2018	35,000

CPFL Brasil
Itaú	2,989	-	2,989	5,367	(2,378)	dollar	August 2018	45,360

Subtotal	2,253,222	(981)	2,252,242	2,436,760	(184,518)

Derivatives to hedge debts not designated at fair value
Exchange rate hedge
CPFL Geração
Votorantim	16,710	-	16,710	16,963	(254)	dollar	December 2016	44,282

Price index hedge
CPFL Geração
Santander	-	(713)	(713)	3,104	(3,817)	IPCA	April 2019	35,235
J.P.Morgan	-	(713)	(713)	3,104	(3,817)	IPCA	April 2019	35,235
	-	(1,427)	(1,427)	6,208	(7,635)

Interest rate hedge (1)
CPFL Paulista
Bank of America Merrill Lynch	-	(6,931)	(6,931)	(827)	(6,105)	CDI	July 2019	660,000
J.P.Morgan	-	(3,967)	(3,967)	(305)	(3,662)	CDI	February 2021	300,000
Votorantim	-	(1,291)	(1,291)	(98)	(1,193)	CDI	February 2021	100,000
Santander	-	(1,351)	(1,351)	(103)	(1,248)	CDI	February 2021	105,000
	-	(13,541)	(13,541)	(1,333)	(12,207)
CPFL Piratininga
J.P.Morgan	-	(1,155)	(1,155)	(138)	(1,017)	CDI	July 2019	110,000
Votorantim	-	(1,667)	(1,667)	(124)	(1,542)	CDI	February 2021	135,000
Santander	-	(1,219)	(1,219)	(90)	(1,129)	CDI	February 2021	100,000
	-	(4,041)	(4,041)	(353)	(3,689)

RGE
HSBC	-	(5,251)	(5,251)	(626)	(4,625)	CDI	July 2019	500,000
Votorantim	-	(2,283)	(2,283)	(177)	(2,106)	CDI	February 2021	170,000
	-	(7,534)	(7,534)	(803)	(6,731)
CPFL Geração
Votorantim	-	(4,221)	(4,221)	(241)	(3,980)	CDI	August 2020	460,000

Subtotal	16,710	(30,765)	(14,055)	20,441	(34,496)

Other derivatives (2)
CPFL Geração
Itaú	2,843	(1,830)	1,012	-	1,012	dollar	September 2020	34,858
Votorantim	1,989	(610)	1,379	-	1,379	dollar	September 2020	34,858
Santander	3,989	-	3,989	-	3,989	dollar	September 2020	42,100
Subtotal	8,820	(2,440)	6,380	-	6,380

Total	2,278,753	(34,185)	2,244,567	2,457,201	(212,634)

Current	627,493	(981)
Noncurrent	1,651,260	(33,205)

For further details on terms and information on debts and debentures, see notes 17 and 18
(1) The interest rate hedge swaps have half-yearly validity, so the notional value reduces according to the amortization of the debt.
(2) The notional for this type of derivative is disclosed in dollar, due its characteristics.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

As mentioned above, certain subsidiaries opted to mark to market debts for which they have fully tied derivative instruments (note 17).

The Company and its subsidiaries have recognized gains and losses on their derivatives. However, as these derivatives are used as a hedge, these gains and losses minimized the impact of variations in exchange and interest rates on the hedged debts. For the years 2015 and 2014, the derivatives resulted in the following impacts on the result, recognized in the line item of finance costs on adjustment for inflation and exchange rate changes:

		Gain (Loss)
Company	Hedged risk / transaction	2015	2014
CPFL Energia	Exchange variation	71,492	-
CPFL Energia	Mark to market	(2,319)	-
CPFL Paulista	Interest rate variation	(2,250)	1
CPFL Paulista	Exchange variation	843,224	96,017
CPFL Paulista	Mark to market	(98,738)	(21,297)
CPFL Piratininga	Interest rate variation	(609)	51
CPFL Piratininga	Exchange variation	300,652	35,808
CPFL Piratininga	Mark to market	(32,431)	(6,124)
RGE	Interest rate variation	(1,321)	(28)
RGE	Exchange variation	291,612	37,585
RGE	Mark to market	(29,946)	(7,170)
CPFL Geração	Interest rate variation	2,600	303
CPFL Geração	Exchange variation	122,294	21,650
CPFL Geração	Mark to market	(7,896)	(6,221)
CPFL Santa Cruz	Exchange variation	9,899	2,604
CPFL Santa Cruz	Mark to market	(80)	(115)
CPFL Leste Paulista	Exchange variation	4,596	1,453
CPFL Leste Paulista	Mark to market	(76)	(117)
CPFL Sul Paulista	Exchange variation	12,404	2,333
CPFL Sul Paulista	Mark to market	(83)	(163)
CPFL Jaguari	Exchange variation	16,616	2,146
CPFL Jaguari	Mark to market	(63)	(160)
CPFL Mococa	Exchange variation	2,022	427
CPFL Mococa	Mark to market	(33)	(70)
CPFL Serviços	Exchange variation	3,810	830
CPFL Serviços	Mark to market	(87)	(167)
CPFL Telecom	Exchange variation	3,204	81
CPFL Telecom	Mark to market	6	(6)
CPFL Paulista Lajeado	Exchange variation	4,626	-
CPFL Paulista Lajeado	Mark to market	(1,675)	-
CPFL Brasil	Exchange variation	5,367	-
CPFL Brasil	Mark to market	(2,378)	-
		1,514,439	159,653

b.1) Zero-cost collar derivative contracted by CPFL Geração

In 2015, subsidiary CPFL Geração contracted US$ denominated put and call options, involving the same financial institution as counterpart, and which on a combined basis are characterized as an operation usually known as zero-cost collar. The contracting of this operation does not involve any kind of speculation, inasmuch as it is aimed at minimizing any negative impacts on future revenues of the joint venture ENERCAN, which has electric energy sale agreements with annual restatement of part of the tariff based on the variation in the US$. In addition, according to Management’s view, the current scenario is favorable for contracting this type of financial instrument, considering the high volatility implicit in dollar options and the fact that there is no initial cost for same.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

The total amount contracted was US$ 111,817, with due dates between October 1, 2015 and September 30, 2020. As at December 31, 2015, the total amount contracted was US$ 107,434, considering the options already settled in the 4th quarter of 2015. The exercise prices of the dollar options vary from R$ 4.20 to R$ 4.40 for the put options and from R$ 5.40 to R$7.50 for the call options.

These options have been measured at fair value in a recurring manner, as required by IAS 39/CPC 38. The fair value of the options that are part of this operation has been calculated based on the following premises:

Valuation technique(s) and key information

We used the Black Scholes Option Pricing Model, which aims to obtain the fair price of the options involving the following variables: value of the asset, exercise price of the option, interest rate, term and volatility.

Significant unobservable inputs	Volatility determined based on the average market pricing calculations, future dollar and other variables applicable to this specific transaction, with average variation of 22.9%.
Relationship between unobservable inputs and fair value (sensitivity)

A slight rise in long-term volatility, analyzed on an isolated basis, would result in an insignificant increase in fair value. If the volatility were 10% higher and all the other variables remained constant, the net carrying amount (asset) would decrease by R$ 441, resulting in a net asset of R$ 5,939.

Measurement of the fair value of these financial instruments, in the amount of R$ 7,902, of which R$ 10,342 refers to the measurement of the asset instruments and R$ 2,440 to the measurement of liability instruments, has been recognized in the statement of profit or loss for the year in line item Finance income, with no recognition of any effects in Other comprehensive income.

The following table reconciles the opening and closing balances of the call and put options for the year ended December 31, 2015, as required by IFRS 13/CPC 46:

	Consolidated
	Assets	Liabilities
At December 31, 2014	-	-
Marked to market	10,342	(2,440)
Net cash recipient by repayment of flows	(1,522)	-
At December 31, 2015	8,820	(2,440)

c) Sensitivity analysis

In compliance with CVM Instruction No. 475/2008, the Company and its subsidiaries performed sensitivity analyses of the main risks to which their financial instruments (including derivatives) are exposed, mainly comprising variations in exchange and interest rates.

If the risk exposure is considered asset, the risk to be taken into account is a reduction in the pegged indexes, resulting in a negative impact on the results of the Company and its subsidiaries.  Similarly, if the risk exposure is considered liability, the risk is of an increase in the pegged indexes and the consequent negative effect on the results.  The Company and its subsidiaries therefore quantify the risks in terms of the net exposure of the variables (dollar, euro, CDI, IGP-M, IPCA and TJLP), as shown below:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

c.1)  Exchange rate variation

Considering the level of net exchange rate exposure at December 31, 2015 is maintained, the simulation of the effects by type of financial instrument for three different scenarios would be:

	Consolidated
	Exposure R$ thousand (a)		Risk	Increase (decrease) R$ thousand
Instruments				Currency depreciation (b)	Currency appreciation / depreciation of 25% (c)	Currency appreciation / depreciation of 50% (c)
Financial liability instruments	(6,690,487)			(1,019,131)	908,274	2,835,678
Derivatives - Plain Vanilla Swap	6,892,745			1,049,940	(935,731)	(2,921,403)
	202,259		drop of the dollar	30,809	(27,458)	(85,725)

Financial liability instruments	(322,465)			(49,792)	(142,856)	(235,920)
Derivatives - Plain Vanilla Swap	316,433			48,860	140,183	231,507
	(6,032)		raise of the euro	(931)	(2,672)	(4,413)

Total	196,227			29,878	(30,130)	(90,138)

				Increase R$ thousand
Instruments	Exposure US$ thousand		Risk	Currency depreciation (b)	Currency depreciation of 25% (c)	Currency depreciation of 50% (c)
Derivatives - Zero-cost collar	107,434	(d)	raise of the dollar	(26,870)	(65,621)	(104,373)

(a) The exchange rates considered as of December 31, 2015 were R$ 3.90 per US$ 1.00 and R$ 4.25 per € 1.00.

(b) As per the exchange curves obtained from information made available by the BM&FBOVESPA, with the exchange rate being considered at R$ 4.50 and R$ 4.91, and exchange depreciation at 15.23% and 15.44%, for the US$ and €, respectively.

(c) As required by CVM Instruction No. 475/2008, the percentage increases in the ratios applied refer to the information made available by the BM&FBOVESPA.

(d) Owing to the characteristics of this derivative (zero-cost collar), the notional amount is presented in US$.

Based on the net exchange exposure in US$ being an asset, the risk is a drop in the dollar and, therefore, the local exchange rate is appreciated by 25% and 50% in relation to the probable exchange rate. Moreover, since the net exchange exposure in € is a liability, the risk is the rise of the Euro and the local exchange rate is depreciated by 25% and 50% in relation to the probable exchange rate.

c.2)  Interest rate variation

Assuming that (i) the scenario of net exposure of the financial instruments indexed to variable interest rates at December 31, 2015 is maintained, and (ii) the respective accumulated annual indexes for 2015 remain stable (CDI 13.18% p.a.; IGP-M 10.54% p.a.; TJLP 6.21% p.a.; IPCA 10.67% p.a.), the effects on the Company’s 2016 financial statements would be a net finance cost of R$ 1,279,878 (CDI R$ 986,888, IGP-M R$ 7,667, TJLP R$ 284,521 and IPCA R$ 802). In the event of fluctuations in the indexes in accordance with the three scenarios described below, the effect on net finance cost would as follows:

	Consolidated
	Exposure R$ thousand	Risk	Increase (decrease)
Instruments			Scenario I (a)	Raising index by 25% (b)	Raising index by 50% (b)

Financial asset instruments	6,160,232		161,398	404,727	648,056
Financial liability instruments	(8,601,345)		(225,355)	(565,108)	(904,861)
Derivatives - Plain Vanilla Swap	(5,046,654)		(132,222)	(331,565)	(530,908)
	(7,487,767)	raise of the CDI	(196,180)	(491,946)	(787,713)

Financial liability instruments	(72,739)	raise of the IGP-M	2,204	838	(527)

Financial liability instruments	(4,581,666)	raise of the TJLP	(36,195)	(116,374)	(196,553)

Financial liability instruments	(83,177)		1,747	(35)	(1,817)
Derivatives - Plain Vanilla Swap	75,662		(1,589)	32	1,653
	(7,514)	raise of the IPCA	158	(3)	(164)

Total	(12,149,686)		(230,013)	(607,486)	(984,958)

(a) The CDI, IGP-M, TJLP and IPCA indexes considered of 15,8%, 7,51%, 7%,8,57%, respectively, were obtained from information available in the market.
(b) In compliance with CVM Instruction 475/08, the percentages of increase in indexes were applied to Scenario I indexes.

a)     Liquidity analysis

The Company manages liquidity risk by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of its financial liabilities. The table below sets out details of the contractual maturities of the financial liabilities as at December 31, 2015, taking into account principal and interest, and is based on the undiscounted cash flow, considering the earliest date on which the Company and its subsidiaries have to settle their respective obligations.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

		Consolidated
	Note	Weighted average interest rates	Less than 1 month	1-3 months	3 months to 1 year	1-3 years	4-5 years	More than 5 years	Total
Trade payables	16		3,155,024	2,826	3,361	633	-	-	3,161,842
Borrowings - principal and interest	17	12.31%	595,799	780,466	2,913,815	8,654,047	4,015,848	3,062,584	20,022,560
Derivatives	35		-	-	981	-	21,426	11,779	34,186
Debentures - principal and interest	18	14.82%	92,770	126,496	1,201,363	5,165,248	2,758,553	899,343	10,243,772
Regulatory charges	20		852,017	-	-	-	-	-	852,017
Use of public asset	23	15.95%	788	5,270	18,965	69,172	118,313	253,232	465,741
Others	24		28,937	163,930	27,490	-	-	17,750	238,107
Consumers and concessionaires			11,307	28,907	13,745	-	-	-	53,959
National scientific and technological development fund - FNDCT			955	3,161	-	-	-	-	4,115
Energy research company - EPE			485	1,580	-	-	-	-	2,065
Collections agreement			-	130,282	-	-	-	-	130,282
Reversal fund			-	-	-	-	-	17,750	17,750
Business combination			16,190	-	13,745	-	-	-	29,935
Total			4,725,334	1,078,988	4,165,974	13,889,100	6,914,140	4,244,688	35,018,225

(36)   COMMITTMENTS

The Company’s commitments as regards long-term energy purchase agreements and plant construction projects at December 31, 2015, as follows:

Commitments at December 31, 2015	Duration	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total
Energy purchase (except from Itaipu)	Up to 30 years	7,905,987	14,852,772	15,589,876	59,267,009	97,615,644
Energy purchase from Itaipu	Up to 30 years	2,345,613	4,714,829	5,010,501	23,492,838	35,563,781
Energy system service charges	Up to 34 years	1,062,027	2,967,006	3,638,288	19,717,250	27,384,570
GSF renegotiation	Up to 25 years	46,016	-	7,166	180,995	234,177
Power plant construction projects	Up to 18 years	961,843	298,299	71	-	1,260,213
Trade payables	Up to 31 years	1,333,362	945,660	226,395	538,416	3,043,834
Total		13,654,849	23,778,566	24,472,297	103,196,508	165,102,220

The power plant construction projects include commitments made basically to construction related to the subsidiaries of the renewable energy segment.

(37)   NON-CASH TRANSACTION

	Parent Company		Consolidated
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Transactions resulting from business combinations
Borrowings and debentures	-	-	-	(1,009,877)
Property, plant and equipment acquired in business combination	-	-	-	1,616,999
Intangible asset acquired in business combination, net of tax effects	-	-	-	626,399
Deferred taxes on business combination	-	-	-	(305,259)
Other net assets acquired in business combination	-	-	-	(23,669)
	-	-	-	904,593
Consideration paid with acquired cash	-	-		(70,930)
Consideration transferred through share issue	-	-	-	(833,663)

Other transactions
Capital increase with reserve	554,888	-	-	-
Capital increase in investees with advance for future capital increase	905,167	59,397	-	-
Advance for future capital increase in subsidiaries	-	28,005	-	-
Provision (reversal) for socio environmental costs capitalized in property, plant and equipment	-	-	-	9,193
Interest capitalized in property, plant and equipment	-	-	34,212	4,225
Interest capitalized in concession intangible asset - distribution infrastructure	-	-	11,358	8,044
Transfer from concession financial concession and intangible assets to property, plant and equipment as result of spin-off of generation activity in distributors	-	-	-	5,828
Transfer between property, plant and equipment and other assets	-	-	2,928	16,430
Realization of noncontrolling interests' capital reserve against receivables	-	-	-	2,189

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

(38)   RELEVANT FACT AND EVENT AFTER THE REPORTING PERIOD

38.1        Borrowings

On January 20, 2016, approval was granted by the Board of Directors of subsidiaries CPFL Paulista, CPFL Piratininga, RGE and CPFL Geração for obtaining funds through foreign currency borrowings (with swap at the CDI rate), rural credits, bank credit notes, issue of debentures, assumption of debts, other working capital operations and/or rolling over of debts and current swaps, with maximum term of five years and amounts of up to the following per subsidiary: (i) CPFL Geração: R$ 1,300,000; (ii) CPFL Paulista: R$ 400,000; (iii) CPFL Piratininga: R$ 350,000 and (iv) RGE: R$ 450,000.

38.2  Approval of Tariff Flags

Orders No. 7 of January 5, 2016 and 265 of February 1, 2016 approved the amounts related to the tariff flags of November and December 2015 as follows:

Subsidiary	Order No. 7	Order No. 265
CPFL Paulista	84,813	78,667
CPFL Piratininga	33,341	32,095
CPFL Santa Cruz	3,395	3,155
CPFL Leste Paulista	1,062	934
CPFL Sul Paulista	1,426	1,362
CPFL Jaguari	1,854	1,703
CPFL Mococa	773	683
RGE	24,237	23,642
	150,901	142,241

38.3        Annual Tariff Readjustment – CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa

On February 2, 2016, ANEEL published Ratification Resolution No. 2.017, extending the effective term of the electric energy tariffs of subsidiaries CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa through March 21, 2016, based on renewal of the concession and alteration of the date of its tariff process from February 3 to March 22 of this year.

38.4        Bonuses in shares paid to shareholders

On March 2016, in order to strengthen the Company’s capital structure, the Company’s management recommended to the Board of Directors that it propose to the General Meeting of Shareholders capitalization of the balance of the statutory reserve for reinforcement of working capital, with issue of new shares in favor of the shareholders.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

Board of Directors

MURILO CESAR L.S. PASSOS

Chairman

DÉCIO BOTTECHIA JUNIOR

Vice Chairman

ALBRECHT CURT REUTER DOMENECH

FRANCISCO CAPRINO NETO

DELI SOARES PEREIRA

LICIO DA COSTA RAIMUNDO

ANA MARIA ELORRIETA

Directors

Executive Board

WILSON P. FERREIRA JUNIOR

Chief Executive Officer

GUSTAVO ESTRELLA

Chief Financial

and Investor Relations Officer

WAGNER LUIZ SCHNEIDER DE FREITAS

Chief Planning and Business Management Officer

LUIS HENRIQUE FERREIRA PINTO

Chief Regulated Operations Officer

CARLOS DA COSTA PARCIAS JÚNIOR

Chief Business Development Officer

KARIN REGINA LUCHESI

Chief Market Operations Officer

LUIZ EDUARDO FRÓES DO AMARAL OSORIO

Chief Institutional Relations Officer

Accounting Division

SERGIO LUIS FELICE

Accounting Director

CT CRC 1SP192767/O-6

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

INDEPENDENT AUDITORS' REPORT

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of

CPFL Energia S.A.

São Paulo - SP

Introduction

We have audited the accompanying individual and consolidated financial statements of CPFL Energia S.A. (“CPFL Energia” or “Company”), identified as Parent Company and Consolidated, respectively, which comprise the balance sheets as of December 31, 2015 and the related statements of income, comprehensive income, changes in shareholders' equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with the accounting practices adopted in Brazil and in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), as well as for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting practices used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the individual and consolidated financial statements referred to above present fairly, in all material respects, the individual and consolidated financial position of CPFL Energia S.A. as of December 31, 2015, its individual and consolidated financial performance and its cash flows for the year then ended in accordance with the accounting practices adopted in Brazil and in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB).

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

Other matters

Statements of value added

We have also audited the individual and consolidated statements of value added (DVA) for the year ended December 31, 2015, prepared under Management's responsibility, the presentation of which is required by the Brazilian Corporate Law for publicly-traded companies, and provided as supplemental information for IFRSs which do not require the presentation of DVA. These statements were subject to the same auditing procedures described above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

Campinas, March 7, 2016

DELOITTE TOUCHE TOHMATSU	Marcelo Magalhães Fernandes
Auditores Independentes	Engagement Partner

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

REPORT OF THE FISCAL COUNCIL

The members of the Fiscal Council of CPFL Energia S.A, in the exercise of their legal prerogatives, have reviewed the Management Report and the Financial Statements for 2015 and, in light of the clarifications provided by the Company's Executive Board and the representative of the External Audit and, also, based on the opinion of Deloitte Touche Tohmatsu Auditores Independentes, dated March 7, 2016, are of the opinion that these documents are appropriate to be reviewed and voted on by the Annual General Meeting of Shareholders, to be held on April 29, 2016.

São Paulo, March 16, 2016.

WILLIAM BEZERRA CAVALCANTI FILHO

President

ADALGISO FRAGOSO DE FARIA

Director

MARCELO DE ANDRADE

Director

CARLOS ALBERTO CARDOSO MOREIRA

Director

CELENE CARVALHO DE JESUS

Director

140

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

Management declaration on financial statements

In accordance to the sections V and VI of article 25 of CVM Instruction 480, of December 07, 2009, the chief executive officer and directors of CPFL Energia S.A., a publicly quoted companion, whose headquarters are located at Gomes de Carvalho street, 1510 - 14º floor- Room 142 - Vila Olímpia - São Paulo - SP – Brasil, CNPJ (Federal Tax ID) 02.429.144/0001-93, have declared:

a)     that reviewed, discussed and agree with the auditors’ opinion issued by Deloitte Touche Tohmatsu Auditores Independentes, related to CPFL Energia Financial Statements as of December 31, 2015;

b)    that reviewed, discussed and agree with the CPFL Energia Financial Statements as of December 31, 2015.

Campinas, March 7, 2016.

Wilson P. Ferreira Junior

Chief Executive Officer

GUSTAVO ESTRELLA

Chief Financial

and Investor Relations Officer

WAGNER LUIZ SCHNEIDER DE FREITAS

Chief Planning and Business Management Officer

LUIS HENRIQUE FERREIRA PINTO

Chief Regulated Operations Officer

CARLOS DA COSTA PARCIAS JÚNIOR

Chief Business Development Officer

KARIN REGINA LUCHESI

Chief Market Operations Officer

LUIZ EDUARDO FRÓES DO AMARAL OSORIO

Chief Institutional Relations Officer

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2015 - CPFL Energia S. A

Management declaration on independent auditors’ report

In accordance to the sections V and VI of article 25 of CVM Instruction 480, of December 07, 2009, the chief executive officer and directors of CPFL Energia S.A., a publicly quoted companion, whose headquarters are located at Gomes de Carvalho street, 1510 - 14º floor- Room 142 - Vila Olímpia - São Paulo - SP – Brasil, CNPJ (Federal Tax ID) 02.429.144/0001-93, have declared:

c)     that reviewed, discussed and agree with the auditors’ opinion issued by Deloitte Touche Tohmatsu Auditores Independentes, related to CPFL Energia Financial Statements as of December 31, 2015;

d)    that reviewed, discussed and agree with the CPFL Energia Financial Statements as of December 31, 2015.

Campinas, March 7, 2016.

Wilson P. Ferreira Junior

Chief Executive Officer

GUSTAVO ESTRELLA

Chief Financial

and Investor Relations Officer

WAGNER LUIZ SCHNEIDER DE FREITAS

Chief Planning and Business Management Officer

LUIS HENRIQUE FERREIRA PINTO

Chief Regulated Operations Officer

CARLOS DA COSTA PARCIAS JÚNIOR

Chief Business Development Officer

KARIN REGINA LUCHESI

Chief Market Operations Officer

LUIZ EDUARDO FRÓES DO AMARAL OSORIO

Chief Institutional Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 21, 2016

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.